Form 10-K, Exhibit 13
period 1993-12-25
INTEL CORP
filed 1994-03-25
CIK 50863

                                                               EXHIBIT 13

                            CONSOLIDATED STATEMENTS
                                   OF INCOME


THREE YEARS ENDED DECEMBER 25, 1993

(In millions-except per share amounts)                        1993             1992            1991
- ---------------------------------------                       ------           -------         ------
NET REVENUES                                                $8,782           $5,844          $4,779
- ---------------                                            ----------      ---------        -------
Cost of sales                                                3,252            2,557           2,316
Research and development                                       970              780             618
Marketing, general and administrative                        1,168            1,017             765
                                                            ------           ------           -----
Operating costs and expenses                                 5,390            4,354           3,699
                                                            ------           ------           ------
OPERATING INCOME                                             3,392            1,490           1,080
Interest expense                                               (50)             (54)            (82)
Interest income and other, net                                 188              133             197
                                                            --------         --------      ---------
Income before taxes                                          3,530            1,569           1,195
Provision for taxes                                          1,235              502             376
                                                            -------          -------        -------
NET INCOME                                                  $2,295           $1,067         $   819
                                                           ========         ========        ========

EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE             $ 5.20           $ 2.49         $  1.96
WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT             =========         ========        ========
  SHARES OUTSTANDING                                           441              429             418
                                                          =========          =======        ========

See accompanying notes.

                                  CONSOLIDATED
                                 BALANCE SHEETS

December 25, 1993 and December 26, 1992

(In millions-except per share amounts)             1993             1992
- --------------------------------------             -----           ------
ASSETS
Current assets:
Cash and cash equivalents                        $1,659           $1,843
Short-term investments                            1,477              993
Accounts receivable,
net of allowance for doubtful accounts of $22
($26 in 1992)                                     1,448            1,069
Inventories                                         838              535
Deferred tax assets                                 310              205
Other current assets                                 70               46
                                                -------          -------
TOTAL CURRENT ASSETS                              5,802            4,691
                                                -------          -------
Property, plant and equipment:
Land and buildings                                1,848            1,463
Machinery and equipment                           4,148            2,874
Construction in progress                            317              311
                                                -------          -------
                                                  6,313            4,648
Less accumulated depreciation                     2,317            1,832
                                                -------          -------
PROPERTY, PLANT AND EQUIPMENT, NET                3,996            2,816
                                                -------          -------

LONG-TERM INVESTMENTS                             1,416              496
OTHER ASSETS                                        130               86
                                                -------          -------

   TOTAL ASSETS                                 $11,344           $8,089
                                               =========          ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Short-term debt                                 $   399           $  202
Long-term debt redeemable within one year            98              110
Accounts payable                                    427              281
Deferred income on shipments to distributors        200              149
Accrued compensation and benefits                   544              435
Other accrued liabilities                           374              306
Income taxes payable                                391              359
                                               --------          -------

TOTAL CURRENT LIABILITIES                         2,433            1,842
                                               --------          -------

LONG-TERM DEBT                                      426              249

DEFERRED TAX LIABILITIES                            297              180

PUT WARRANTS                                        688              373

COMMITMENTS AND CONTINGENCIES

Stockholders equity:

Preferred stock, $.001 par value,
50 shares authorized; none issued                     -                -

Common stock, $.001 par value,
1,400 shares authorized; 418 issued
 and outstanding in 1993 (419 in 1992)
and Capital in excess of par value                 2,194            1,776
Retained earnings                                  5,306            3,669
                                                 --------          -------

    TOTAL STOCKHOLDERS' EQUITY                     7,500            5,445
                                                 -------          -------

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $11,344            $8,089
                                                 ========         =========

See accompanying notes.

                            CONSOLIDATED STATEMENTS
                                 OF CASH FLOWS

Three Years Ended December 25, 1993

(In millions)                                        1993             1992             1991
- --------------                                      -------          -------
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR       $1,843           $1,519           $1,620
                                                  -------          -------          -------
Cash flows provided by (used for)
operating activities:

Net income                                          2,295            1,067              819

Adjustments to reconcile net income to
net cash provided by operating activities:

   Depreciation                                       717              518              418
   Net loss on retirements
    of property, plant and equipment                   36               57               25

   Amortization of debt discount                       17               16               16
   Change in deferred tax assets and liabilities       12               13              (19)

Changes in assets and liabilities:

   (Increase) decrease in accounts receivable        (379)            (371)              11
   (Increase) in inventories                         (303)            (113)              (7)
   (Increase) decrease in other assets                (68)             (61)              31
   Increase (decrease) in acounts payable             146              112              (41)
   Tax benefit from employee stock plans               68               55               35
   Increase (decrease) in income taxes payable         32              207              (89)
   Increase in other liabilities                      228              136              149
                                                   ---------          --------     ---------

   Total adjustments                                  506              569              529
                                                   ------           ------           ------

NET CASH PROVIDED BY OPERATING ACTIVITIES           2,801            1,636            1,348
                                                   ------           ------           ------
Cash flows provided by
(used for) investing activities:

   Additions to property, plant and equipment      (1,933)          (1,228)            (948)

   (Increase) decrease in short-term
    investments, net                                 (244)              28             (420)

   Additions to long-term investments              (1,165)            (293)            (127)

   Sales and maturities of long-term investments        5               13               37
                                                  -------          --------         -------
NET CASH (USED FOR) INVESTING ACTIVITIES           (3,337)          (1,480)          (1,458)
                                                  -------          -------          -------

Cash flows provided by (used for)
 financing activities:

   Increase (decrease) in short-term debt, net        197               29              (30)
   Additions to long-term debt                        148               --                2
   Retirement of long-term debt                        --              (20)             (75)
   Proceeds from sales of shares
    through employee stock plans and other            133              138               98
   Proceeds from sale of Step-Up Warrants, net        287               --               --
   Proceeds from sales of put
    warrants, net of repurchases                       62               42               14
   Repurchase and retirement of common stock         (391)              --               --
Payment of dividends to stockholders                  (84)             (21)              --
                                                     -------          ---------       ---------

NET CASH PROVIDED BY FINANCING ACTIVITIES             352              168                9
                                                     ---------       ----------        --------
NET (DECREASE) INCREASE IN
 CASH AND CASH EQUIVALENTS                           (184)             324             (101)
                                                   -------         ------           -------

CASH AND CASH EQUIVALENTS, END OF YEAR             $1,659           $1,843           $1,519
                                                   =========       ========         =========
Supplemental disclosures of cash flow information:
Cash paid during the year for:
   Interest                                        $   39           $   32           $   59
   Income taxes                                    $1,123           $  227           $  448

See accompanying notes.

                            CONSOLIDATED STATEMENTS
                            OF STOCKHOLDERS' EQUITY

THREE YEARS ENDED DECEMBER 25, 1993
                                           COMMON STOCK AND CAPITAL
                                            IN EXCESS OF PAR VALUE
                                           -------------------------
                                              Number                    Retained
(In millions)                              of shares        Amount      Earnings     Total
- ------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 29, 1990                     399        $1,573      $2,019      $3,592

Proceeds from sales of shares
 through employee stock plans,
 tax benefit of $35 and other                      9           133          --         133

Proceeds from sales of put warrants               --            14                      14
Reclassification of put warrant obligation        --           (79)         (61)       (140)
Net income                                        --            --          819         819
                                                -----      -------      -------     -------

BALANCE AT DECEMBER 28, 1991                      408        1,641        2,777       4,418

Proceeds from sales of shares
  through employee stock plans,
  tax benefit of $55 and other                     11          193           --         193
Proceeds from sales of put warrants,
  net of repurchases                               --           42           --          42

Reclassifications of put warrant obligation, net   --         (100)        (133)       (233)
Cash dividends declared ($.10 per share)           --           --          (42)        (42)
Net income                                         --           --        1,067       1,067
                                                 ------      -------      ------    --------

BALANCE AT DECEMBER 26, 1992                      419        1,776        3,669       5,445

Proceeds from sales of shares through employee
  stock plans, tax benefit of $68 and other         6          201           --         201

Proceeds from sales of put warrants                --           62           --          62
Reclassifications of put warrant obligation, net   --          (37)        (278)       (315)
Proceeds from sale of Step-Up Warrants, net        --          287           --         287
Repurchase and retirement of common stock          (7)         (95)        (296)       (391)
Cash dividends declared ($.20 per share)           --           --          (84)        (84)
Net income                                         --           --         2,295      2,295
                                                 ------     -------      -------    -------
BALANCE AT DECEMBER 25, 1993                      418       $2,194        $5,306     $7,500
                                                 ======     =======     =======    ========

See accompanying notes.

                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

ACCOUNTING POLICIES
Fiscal Year. Intel Corporation ("Intel" or "the Company") has a fiscal year that ends the last Saturday in December. Fiscal years 1993, 1992 and 1991, each 52-week years, ended on December 25, 26 and 28, respectively. The next 53-week year, fiscal 1994, will end on December 31, 1994.

Basis of Presentation. The consolidated financial statements include the accounts of Intel Corporation and all of its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Accounts denominated in foreign currencies have been remeasured into the functional currency in accordance with Statement of Financial Accounting Standards (FAS) No. 52, "Foreign Currency Translation," using the U.S. dollar as the functional currency.

Cash and Cash Equivalents. Cash and cash equivalents are highly liquid investments with insignificant interest rate risk and original maturities of three months or less. They are carried at cost which approximates fair value.

Investments. The Company accounts for investments at cost pursuant to FAS No. 12, "Accounting for Certain Marketable Securities," where applicable. Adoption in fiscal 1994 of FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," is not expected to have a material impact on Intel's financial statements.

Inventories. Inventories are stated at the lower of cost or market. Cost is computed on a currently adjusted standard basis (which approximates actual cost on a current average or first-in, first-out basis). Market is based upon estimated average selling price reduced by normal gross margin. Inventories at fiscal year-ends are as follows:


______________________________________________________________________________
(In millions)                          1993     1992
- ------------------------------------------------------------------------------
Materials and purchased parts          $216     $105
Work in process                         321      220
Finished goods                          301      210
                                       -----    -----
Total                                  $838     $535
                                       -----   -------

Property, Plant and Equipment. Property, plant and equipment are stated at cost. Depreciation is computed for financial reporting purposes principally by use of the straight-line method over the estimated useful lives of the assets. The Company uses accelerated methods of computing depreciation for tax purposes.

Deferred Income on Shipments to Distributors. Certain of Intel's sales are made to distributors under agreements allowing price protection and/or right of return on merchandise unsold by the distributors. Because of frequent sales price reductions and rapid technological obsolescence in the industry, Intel defers recognition of such sales until the merchandise is sold by the distributors.

Interest. Interest, and gains and losses related to contractual agreements to hedge certain investment positions and debt (see "Other Financial Instruments" on page 13) are recorded as net interest income and expense on a monthly basis. Interest expense capitalized as a component of construction costs was $8 million, $11 million and $6 million for 1993, 1992 and 1991, respectively.

Accounting for Income Taxes. During fiscal 1993, the Company adopted
FAS No. 109, "Accounting for Income Taxes," effective as of the beginning of fiscal 1993. Prior years were accounted for under FAS No. 96. This adoption had no material effect on Intel's financial statements.

Earnings Per Common and Common Equivalent Share. Earnings per common and common equivalent share are computed using the weighted average number of outstanding common shares and dilutive common equivalent shares outstanding. Fully diluted earnings per share have not been presented as part of the consolidated statements of income because the differences are insignificant.

Stock Split. Effective May 6, 1993, the Company declared a two-for-one stock split and increased its authorized shares of Common Stock to 1.40 billion. Share, per share, Common stock, Capital in excess of par value and warrant amounts herein have been restated as necessary to reflect the effect of this stock split.

Reclassifications. Certain amounts reported in previous years have been reclassified to conform to the 1993 presentation.

COMMON STOCK

Common Stock Purchase Rights. In 1989, the Board of Directors authorized the issuance of one Common Stock Purchase Right (a "Right") for each share of Common Stock. The Rights trade automatically with shares of the Company's Common Stock and may not be exercised or traded separately until certain events occur, including the announcement of an offer to acquire at least 20% of the Company's outstanding Common Stock. After becoming exercisable, each Right entitles its holder to purchase one share of Common Stock of Intel at $260 per share. In addition, after any person (an "Acquiring Person") acquires 20% or more of the Company's outstanding Common Stock in a transaction which the Board of Directors has not determined to be in the best interests of the Company and its stockholders, each Right (other than those held by the Acquiring Person) entitles its holder to purchase for the exercise price that number of shares of Common Stock having a market value of two times the exercise price. Also, if after a person has become an Acquiring Person, the Company is a party to a merger or other business combination, each Right (other than Rights held by the Acquiring Person) entitles its holder to purchase for the exercise price that number of shares of common stock of the surviving corporation worth two times the exercise price.

At any time before the tenth day after a person becomes an Acquiring
Person, the Company may redeem the Rights, in whole but not in part, at a redemption price of $.01 per Right. In addition, at any time after a person becomes an Acquiring Person and prior to such Acquiring Person owning 50% or more of the outstanding Common Stock, the Company may exchange the Rights (other than Rights held by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right. The Rights will expire, if not earlier redeemed or exchanged, on May 1, 1999. The exercise price, redemption price and exchange ratio are subject to adjustment under certain circumstances.

1998 Step-Up Warrants. In 1993, the Company issued 20 million 1998 Step-Up Warrants to purchase 20 million shares of Common Stock. This transaction resulted in an increase of $287 million in Common Stock and Capital in excess of par value, representing net proceeds from the offering. The Warrants became exercisable in May 1993 at an effective price of $71.50 per share of Common Stock, subject to annual increases to a maximum price of $83.50 per share effective in March 1997. The Warrants expire on March 14, 1998 if not previously exercised. At prevailing market prices for Intel's Common Stock, there is no dilutive effect on earnings per share for the periods presented.

Stock Repurchase Program. In 1990, the Board of Directors authorized the repurchase of up to 40 million shares of Intel's Common Stock in open market or negotiated transactions. The Company repurchased and retired 6.4 million shares in 1990; none in 1991 or 1992. During 1993, the Company repurchased and retired an additional 7.3 million shares at a cost of $391 million. As of December 25, 1993, after reserving shares to cover outstanding put warrants, 11.5 million shares remained available for repurchase under this authorization.

PUT WARRANTS

In a series of private placements in 1991, 1992 and 1993, the Company sold put warrants that entitle the holder of each warrant to sell one share of Common Stock to the Company, at a specified price. Activity during these years is summarized as follows:

- -----------------------------------------------------------------------------
                                Cumulative      Put Warrants Outstanding
                                Proceeds        -------------------------
                                Received        Number          Potential
(In millions)                   (Paid)          of Warrants     Obligation
- -----------------------------------------------------------------------------
December 29, 1990               --              --              --
Sales                           $ 14            7.0             $140
                                -------         ------          ------
December 28, 1991                 14            7.0              140
Sales                             43           14.0              373
Repurchases                       (1)          (5.2)            (104)
Expirations                       --           (1.8)             (36)
                                ------        --------          -------
December 26, 1992                 56           14.0              373
                                ------         --------          --------

Sales                             62           10.8              561
Expirations                       --          (10.0)            (246)
                                --------      -------            --------
December 25, 1993               $118           14.8             $688
                                ========      ========          ==========


The amount related to Intel's potential repurchase obligation has been reclassified from Stockholders' Equity to Put Warrants. The 14.8 million put warrants outstanding at December 25, 1993 expire on various dates between January 1994 and October 1994, and have exercise prices ranging from $31.50 to $65.00 per share. There is no significant dilutive effect on earnings per share for the periods presented.

BORROWINGS

Short-term debt. Short-term debt at December 25, 1993 consisted of $2 million notes payable, $85 million borrowed under foreign and domestic lines of credit, $197 million borrowed under reverse repurchase agreements and $115 million borrowed under other arrangements. At December 25, 1993, the Company and its subsidiaries had established foreign and domestic lines of credit of approximately $925 million. These lines are generally renegotiated on an annual basis. The Company complies with compensating balance requirements related to certain of these lines of credit; however, such requirements are immaterial and do not legally restrict the use of cash. The weighted average interest rate on notes payable, borrowings under lines of credit and reverse repurchase agreements outstanding at December 25, 1993 was approximately 6.2%. This rate includes borrowings of $197 million under reverse repurchase agreements at an average rate of 7.9% that hedge certain foreign currency denominated investments. Short-term debt is generally due within three months or on demand. It is carried at cost which approximates fair value due to the short period of time to maturity.

Commercial Paper. The Company borrows under commercial paper programs under which the outstanding balance reached $700 million in 1993 and $689 million in 1992. This debt is rated A1+ by Standard and Poor's and P1 by Moody's. The proceeds are used to fund short-term working capital needs.

Long-term Debt. Long-term debt at fiscal year-ends is as follows:

_____________________________________________________________________________
(In millions)                                           1993            1992
- -----------------------------------------------------------------------------
Payable in U.S. dollars:
1983 Series A AFICA Bonds                               $ 80            $ 80
1983 Series B AFICA Bonds                                 30              30
Zero Coupon Notes, net of unamortized
  discount of $27 ($44 in 1992)                          160             143
8 1/8 % Notes                                             98              98
Other U.S. dollar debt                                     6               4
Payable in other currencies:
  Irish punt due 2018                                     73              --
  Irish punt due 2008                                     73              --
Other foreign currency debt                                4               4
(Less redeemable long-term debt)                         (98)           (110)
                                                        --------       --------
Total                                                   $426            $249
                                                        ========        ========

The $80 million 1983 Series A and $30 million 1983 Series B Bonds were issued by the Puerto Rico Industrial, Medical and Environmental Pollution Control Facilities Financing Authority (AFICA). The Company has guaranteed repayment of principal and interest on these bonds, which are subject to redemption prior to maturity upon the occurrence of certain events. The bonds are adjustable and redeemable (at the option of either the Company or the bondholder) every five years from 1988 through 2008 in accordance with certain formulas.

The Series A Bonds are due September 1, 2013 and were last repriced and a portion remarketed on September 1, 1993, with an overall effective interest rate of 4.1% through August 1998. They are next adjustable and redeemable on September 1, 1998. As of December 25, 1993, their fair value was $80 million ($81 million at December 26, 1992), based on quoted market prices for similar securities.

The Series B Bonds are due December 1, 2013 and were last repriced and a portion remarketed at a discount on December 1, 1993, with an overall effective interest rate of 4.0% through November 1998. They are next adjustable and redeemable on December 1, 1998. As of December 25, 1993, their fair value was $30 million ($31 million at December 26, 1992), based on quoted market prices for similar securities.

The zero coupon notes are due May 15, 1995 and have an effective yield to maturity of 11.75%, compounded semiannually, with interest payable at maturity. In 1992, the Company repurchased $29 million principal amount of the notes on the open market. As of December 25, 1993, the fair value of the notes was $178 million ($164 million at December 26, 1992), based on quoted market prices for similar securities.

The 8 1/8% notes are due March 15, 1997 and are redeemable on or after March 15, 1994 at the option of the Company. Subsequent to year-end 1993, the Company issued notice of its intention to redeem the outstanding notes in March 1994. As of December 25, 1993, their fair value was $99 million ($104 million at December 26, 1992), based on quoted market prices.

In January and July 1993, the Company borrowed 35 million and 11 million Irish punts (approximate U.S. dollar equivalent of $56 million and $17 million, respectively), maturing December 15, 2018 in connection with the financing of a factory in Ireland. The debt has an effective interest rate of 8.7% until January 1, 2007 and thereafter of 11.7% until maturity. Proceeds have been invested in long-term, Irish punt denominated, interest-bearing instruments that effectively hedge foreign currency exposure. As of December 25, 1993, the fair value of these borrowings was $66 million, based on current exchange rates.

In October 1993, the Company borrowed 50 million Irish punts (approximate U.S. dollar equivalent of $73 million) maturing October 14, 2008 in connection with the financing of equipment in Ireland. This debt has an effective rate of 5.1% through October 14, 1994, and the rate is reset annually. Proceeds have been invested in long-term, Irish punt denominated, interest-bearing instruments that effectively hedge foreign currency exposure. As of December 25, 1993, the fair value of these borrowings was $71 million, based on current exchange rates.

Other U.S. dollar and foreign currency debt are at floating interest rates. As of December 25, 1993, fair value approximated carrying value since this debt is repriced frequently at market rates.

During 1993, the Company filed a shelf registration statement with the SEC covering various securities. When combined with previous registration statements, this filing gave Intel the authority to issue up to $3.2 billion in the aggregate of Common Stock, Preferred Stock, depositary shares, debt securities and warrants to purchase the Company's Common Stock, Preferred Stock and debt securities, and, subject to certain limits, stock index warrants and foreign currency exchange units. In March 1993, Intel completed a public offering of Step-Up Warrants under this registration (see page 11) and may issue additional securities having an aggregate public offering price of approximately $1.4 billion.

As of December 25, 1993, aggregate debt maturities are as follows: 1994-$98 million; 1995-$189 million; 1996-none; 1997-none; 1998-$110 million; and
thereafter-$154 million.

INVESTMENTS

Investments consist of time deposits, certificates of deposit, U.S. and European commercial paper, Euro-time deposits, U.S. and foreign government obligations, U.S. government agencies' obligations, corporate bonds, fixed and floating rate notes, loan participations, municipal obligations, collateralized mortgage obligations, equity investments, money market preferred stock and investments made under repurchase agreements. Investments denominated in foreign currencies are hedged by currency forward contracts, currency interest rate swaps or foreign currency borrowings. Investments with maturities of greater than one year are classified as long-term.

At December 25, 1993, the fair value of long-term investments at fixed rates was $203 million ($49 million at December 26, 1992), compared to $207 million carrying value ($46 million at December 26, 1992). Fair values of fixed rate investments are based on quoted market prices for similar securities or current exchange rates. The fair value of long-term investments at floating rates, or swapped to floating rates with interest rate swaps, approximates carrying value since they are repriced frequently at market rates. The fair value of short-term investments approximates carrying value due to either the short period of time to maturity or the fact that they have been swapped to floating rates with interest rate swaps.

Investments consist primarily of A2 or better quality bonds and investments with A2 or better rated counterparties for long-term transactions, and A1 or P1 or better rated counterparties for short-term transactions. Foreign government regulations imposed upon investment alternatives of foreign subsidiaries or the absence of A2 rated financial institutions in some countries result in some minor exceptions. Collateral has been obtained and secured from counterparties against investments whenever deemed necessary. At December 25, 1993, investments were placed with approximately 100 different financial institutions or other issuers, and no individual security, financial institution or issuer exceeded 10% of total investments.

OTHER FINANCIAL INSTRUMENTS

The Company enters into various off-balance-sheet financial transactions including currency forward contracts, currency options, interest rate swaps and currency interest rate swaps to hedge its currency, equity and interest rate exposures. Those instruments involve, to varying degrees, elements of market and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

At December 25, 1993, the outstanding face amounts of currency forward contracts totaled approximately $620 million ($462 million at December 26, 1992), including $413 million ($80 million at December 26, 1992), which hedge foreign currency investments. Other outstanding contracts include $28 million of currency options ($24 million at December 26, 1992), $110 million of debt interest rate swaps ($258 million at December 26, 1992) and $1,069 million of investment interest rate swaps ($714 million at December 26, 1992).

While the contract or notional amounts often are used to express the volume of these transactions, the amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties obligations exceed the obligations of the Company. At December 25, 1993, the fair value of outstanding off-balance-sheet assets based on pricing models using current market rates were: currency forward contracts, $9 million ($1 million at December 26, 1992); and debt interest rate swaps, none ($14 million at December 26, 1992). The fair value of investment interest rate swaps has been included with the fair value of the related underlying investments. These off-balance-sheet instruments offset currency and interest rate exposure of underlying assets, liabilities and other obligations. The Company controls credit risk through credit approvals, limits and monitoring procedures. Credit rating policies similar to those for investments are followed for off-balance-sheet transactions.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of investments and trade receivables. Intel places its investments with high-credit-quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. A majority of the Company's trade receivables are derived from sales to manufacturers of microcomputer systems, with the remainder spread across various other industries. The Company keeps pace with the evolving computer industry and has adopted credit policies and standards to accommodate the industry's growth and inherent risk. Management believes that any risk of accounting loss is significantly reduced due to the diversity of its products, end customers and geographic sales areas. Intel performs ongoing credit evaluations of its customers financial condition and requires collateral, such as letters of credit and bank guarantees, whenever deemed necessary.


INTEREST INCOME AND OTHER

(In millions)                                   1993    1992    1991
- -------------------------------------------------------------------------------
Interest income                                 $155    $141    $194
Foreign currency (losses) gains                  --       (1)      4
Other income (loss)                               33      (7)     (1)
                                                -------  ------  -------
Total                                           $188    $133    $197
                                                ======= ======= =======

Other income for 1993 includes nonrecurring gains from the sale of certain foreign benefits related to the Company's Irish expansion and dividend income earned on equity investments. Other loss for 1992 includes a provision to cover the Company's liability for damages payable under an arbitration decision, partially offset by income from incentive credits. Other loss for 1991 includes a loss on the disposal of certain portions of the Company's customer service operations and the write-down of goodwill related to an acquisition, offset in part by gains on the sale of investments and land.

PROVISION FOR TAXES

In 1993, Intel adopted FAS No. 109, "Accounting for Income Taxes," effective as of the beginning of fiscal year 1993. Prior years were accounted for under FAS No. 96 and have not been restated. This adoption had no material effect on the Company's financial statements.











  Income before taxes and the provision for taxes consist of the following:

- ----------------------------------------------------------------------------------
(In millions)                                   1993    1992    1991
- ---------------------------------------------------------------------------------
Income before taxes:
U.S.                                            $2,587  $  924  $  671
Foreign                                            943     645     524
                                                -------  -------  -------
Total income before taxes:                      $3,530  $1,569  $1,195
                                                ======= ======= ========
Provision for taxes:
Federal:
Current                                         $  946  $  339  $  271
Deferred                                            35       6     (16)
                                                -------  -------  --------
                                                   981     345     255
                                                -------  -------- --------
State:
Current                                            150      71      58

Foreign:
Current                                            127      79      66
Deferred                                           (23)      7      (3)
                                                --------   ------ -------
                                                   104      86      63
                                                -------- --------  -------
Total provision for taxes                       $1,235  $  502  $  376
                                                ======  ======= =======
Effective tax rate                                35.0%   32.0%   31.5%
                                                =======  =======  =======

The tax benefit associated with disqualifying dispositions of stock options and the employee stock purchase plan reduced taxes currently payable for 1993 by $68 million. Such benefits are credited to Common Stock and Capital in excess of par value when realized.

The provision for taxes reconciles to the amount computed by applying the statutory federal rate of 35% for 1993 (34% for 1992 and 1991) to income before taxes as follows:

(In millions)                           1993            1992            1991
- -------------------------------------------------------------------------------
Computed expected tax                   $1,235          $533            $406
State taxes, net of federal benefits        98            47              38
Research and experimental credit           (23)           (7)            (12)
Foreign sales corporation benefit          (46)          (36)            (35)
Reduction of taxes provided in
  prior periods                             --            --             (20)
Provision for combined foreign and
  U.S. taxes on certain foreign income
  at rates greater (less) than
  U.S. rate                                  1           (17)            (15)
Other                                      (30)          (18)             14
                                        --------        --------        -------
Provision for taxes                     $1,235          $502            $376
                                        ========        ========        =======

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of the end of fiscal 1993 are as follows:

- ----------------------------------------------------------------------------------
(In millions)                                   1993
- -----------------------------------------------------------------------------------
Deferred tax assets:
Accrued compensation and other benefits         $  44
Accrued advertising                                18
Deferred income                                    76
Inventory valuation                                77
Interest and taxes                                 72
Other, net                                         23
                                                ------
                                                  310
Deferred tax liabilities:
Depreciation                                     (245)
Unremitted earnings of certain subsidiaries       (52)
                                                -------
                                                 (297)
                                                 -------
Net deferred tax asset                          $  13
                                                ========

During 1991 and 1992, in accordance with FAS No. 96, deferred income taxes were provided for significant temporary differences. The principal items making up the 1992 deferred tax expense included $42 million for depreciation reduced by $18 million for inventory valuation and other reserves, and $12 million of other items. In 1991, deferred tax expense included $36 million for depreciation and other items, reduced by $55 million for inventory valuation and other reserves.

The Company's U.S. income tax returns for the years 1978 through 1982 have been examined by the Internal Revenue Service (IRS). In June 1989, the Company received a notice of proposed deficiencies from the IRS totaling $36 million, exclusive of penalties and interest, for the years 1978 through 1982. These proposed deficiencies relate primarily to subsidiary operations in Puerto Rico. In September 1989, the Company filed a petition in the U.S. Tax Court contesting these proposed deficiencies. The Company has reached final settlement of certain issues with the IRS. As a result of this settlement, Intels 1991 provision for taxes reflected a $20 million reduction of taxes provided in prior periods. In June 1993, the U.S. Tax Court ruled in favor of the Company on one additional issue and for the IRS on another, smaller issue. These rulings can be appealed by either party. Management believes that adequate amounts of tax and related interest and penalties, if any, have been provided for any adjustments which may result from the unsettled portions of the case.

The Company's U.S. income tax returns for the years 1983 through 1987 are presently under examination by the IRS. Final proposed adjustments have not yet been received for these years. In addition, examination by the IRS of the Company's income tax returns for the years 1988 through 1990 began in 1993. Management believes that adequate amounts of tax and related interest and penalties, if any, have been provided for any adjustments which may result for the years under examination.

EMPLOYEE BENEFIT PLANS

Stock Option Plans. Intel has stock option plans (hereafter referred to as the EOP Plans) under which officers, key employees and non-employee directors may be granted options to purchase shares of the Company's authorized but unissued Common Stock. The Company also has an Executive Long-Term Stock Option Plan (ELTSOP) under which certain key executive officers may be granted options to purchase shares of the Company's authorized but unissued Common Stock. Under all the plans, the option purchase price is not less than the fair market value at the date of grant.

Options currently expire no later than ten years from the grant date. Proceeds received by the Company from stock option exercise are credited to Common Stock and Capital in excess of par value.

Additional information with respect to EOP Plan activity is as follows:

- -----------------------------------------------------------------------
                                        Outstanding Options
                        Shares           --------------------
                        Available       Number          Aggregate
(In millions)           For Options     of Shares       Price
- ------------------------------------------------------------------------
December 29, 1990       43.2            39.8            $505
Grants                  (6.7)            6.7             154
Exercises                 --            (5.9)            (48)
Cancellations            1.6            (1.6)            (26)
                        --------        -------         ---------
December 28, 1991       38.1            39.0             585
Grants                  (7.3)            7.3             195
Exercises                 --            (7.6)            (78)
Cancellations            1.9            (1.9)            (33)
                        -------         -------         --------
December 26, 1992       32.7            36.8             669
Grants                  (7.6)            7.6             357
Exercises                 --            (4.5)            (56)
Cancellations            0.9            (0.9)            (24)
                        -------         -------         -------
December 25, 1993       26.0            39.0            $946
                        ========        =======         =======
Options exercisable at:
December 28, 1991                       11.5            $101
December 26, 1992                        9.8            $109
December 25, 1993                       10.2            $135

The range of exercise prices for options outstanding at December 25, 1993 was $6.08 to $71.25. These options will expire if not exercised at specific dates ranging from January 1994 to December 2003. Exercise prices for options exercised during the three-year period ended December 25, 1993 ranged from $3.52 to $35.13.

Activity for the ELTSOP Plan is summarized below:

- ---------------------------------------------------------------------------------
                                                Outstanding Options
                                Shares          --------------------
                                Available       Number          Aggregate
(In millions)                   For Options     of Shares       Price
- ----------------------------------------------------------------------------------
December 29, 1990                6.0             4.0             $58
Exercises                        --             (0.1)             (2)
Cancellations                    0.4            (0.4)             (5)
                                -------         --------        --------
December 28, 1991                6.4             3.5              51
Exercises                        --             (0.3)             (4)
Cancellations                    0.2            (0.2)             (3)
                                -------         --------        -------
December 26, 1992                6.6             3.0              44
Grants                          (0.2)            0.2              11
Exercises                        --             (0.4)             (6)
                                --------        ---------       --------
December 25, 1993                6.4             2.8             $49
                                ========        =========       =========

Options exercisable at:
December 28, 1991                                0.4             $ 6
December 26, 1992                                0.5             $ 7
December 25, 1993                                0.7             $11

The exercise prices of options outstanding at December 25, 1993 ranged from $14.63 to $54.63. These options will expire if not exercised at specific dates ranging from April 1999 to July 2003. The price range for options exercised during the three-year period ended December 25, 1993 was $14.63 to $14.69.

Stock Participation Plan. Under this plan, qualified employees may purchase shares of Intel's Common Stock at 85% of fair market value at specific, predetermined dates. Of the 59.0 million shares authorized to be issued under the plan, as amended, 17.3 million shares were available for issuance at December 25, 1993. Employees purchased 2.2 million shares in 1993 (2.6 million and 2.5 million in 1992 and 1991, respectively) for $71 million ($57 million and $48 million in 1992 and 1991, respectively).

Retirement Plans. The Company provides profit-sharing retirement plans (the "Profit-Sharing Plans") for the benefit of qualified employees in the U.S. and Puerto Rico. The plans are designed to provide employees with an accumulation of funds at retirement and provide for annual discretionary contributions to trust funds.

Effective December 1991, the Company adopted a non-qualified profit-sharing retirement plan (the "Non-Qualified Plan") for the benefit of qualified employees in the U.S. This plan is designed to permit certain discretionary employer contributions in excess of the tax limits applicable to the profit-sharing retirement plans discussed above and to permit certain employee deferrals in excess of certain tax limits. This plan is intended to be an unfunded plan.

The Company accrued $103 million for the Profit-Sharing Plans and the Non-Qualified Plan in 1993 ($93 million in 1992 and $136 million in 1991). The Company expects to fund approximately $107 million for the 1993 contribution to the Profit-Sharing Plans and to allocate approximately $2 million for the Non-Qualified Plan. A portion of this contribution will be funded from amounts carried forward from prior years. The remaining amount carried forward from prior years, $120 million, is expected to be contributed to these plans when allowable under IRS regulations and plan rules.

Contributions made by the Company vest based on the employee's years of service. Vesting begins after three years of service in 20% annual increments until the employee is 100% vested after seven years.

The Company provides qualified defined benefit pension plans for the benefit of qualified employees in the U.S. and Puerto Rico. Each plan provides for minimum pension benefits that are determined by a participant's years of service, final average compensation (taking into account the participant's social security wage base) and the value of the Company's contributions, plus earnings, in the Profit-Sharing Plan. If the balance in the participant's Profit-Sharing Plan exceeds the pension guarantee, the participant will receive benefits from the Profit-Sharing Plan only. Intel's funding policy is consistent with the funding requirements of federal laws and regulations.

Pension expense for 1993, 1992 and 1991 for the U.S. and Puerto Rico plans included the following components:

- -------------------------------------------------------------------------------
(In millions)                           1993    1992    1991
- -------------------------------------------------------------------------------
Service cost-benefits
  earned during the year                $1      $1      $1
Interest cost of projected
  benefit obligation                     1       1       1
Actual investment (return)
  on plan assets                        (1)     --      (1)
Net amortization and deferral           --      (1)      1
                                        ------  ------  -----
Net pension expense                     $1      $1      $2
                                        ======  ======  ======

The funded status of these plans as of December 25, 1993 and December 26, 1992 is as follows:

- -------------------------------------------------------------------------------------------
(In millions)                           1993            1992
- -------------------------------------------------------------------------------------------
Vested benefit obligation               $ (2)           $(1)
                                        -------       --------
Accumulated benefit obligation          $ (2)           $(1)
                                        -------       --------
Projected benefit obligation            $ (8)           $(8)
Fair market value of plan assets           6              5
                                        --------        --------
Projected benefit obligation
(in excess of) plan assets                (2)            (3)
Unrecognized net (gain)                  (10)            (9)
Unrecognized prior service cost            5              6
                                        -------         --------
Accrued pension costs                   $ (7)           $(6)
                                        ========        =========

At fiscal year-ends, the weighted average discount rates and long-term rates for compensation increases used for estimating the benefit obligations and the expected return on plan assets were as follows:

                                        1993            1992            1991
- -------------------------------------------------------------------------------------
Discount rate                           7.0%            8.5%            8.5%
Expected long-term return on assets     8.5%            8.5%            8.5%
Average increase in
compensation levels                     5.0%            5.5%            5.5%

Plan assets of the U.S. and Puerto Rico plans consist primarily of listed stocks and bonds, repurchase agreements, money market securities, U.S. government securities and stock index derivatives.

The Company has defined benefit pension plans in certain foreign countries where required by statute. The Company's funding policy for foreign defined benefit plans is consistent with the local requirements in each country. Pension expense for 1993, 1992 and 1991 for the foreign plans included the following:

- -------------------------------------------------------------------------------
(In millions)                           1993    1992    1991
- -------------------------------------------------------------------------------
Service cost-benefits
  earned during the year                $5      $5      $5
Interest cost of projected
  benefit obligation                     6       5       3
Actual investment (return)
  on plan assets                        (7)     --      (8)
Net amortization and deferral            2      (5)      5
                                        ------  ------  -----
Net pension expense                     $6      $5      $5
                                        ======  ======  ======






The funded status of the foreign defined benefit plans as of December 25, 1993 and December 26, 1992 is summarized below:

                                        Assets          Accumulated
                                        Exceed          Benefits
1993                                 Accumulated         Exceed
(In millions)                         Benefits           Assets
- ------------------------------------------------------------------------------------------------------
Vested benefit obligation               $(27)           $ (3)
                                        --------        ---------
Accumulated benefit obligation          $(28)           $ (7)
                                        ---------       ---------
Projected benefit obligation            $(39)           $(12)
Fair market value of plan assets          41               2
                                        ---------       ---------
Projected benefit obligation
less than (in excess of) plan assets       2             (10)
Unrecognized net loss                      --             --
Unrecognized net transition obligation     --              1
                                        ----------      -----------
Prepaid (accrued) pension costs         $  2            $ (9)
                                        ----------      ------------


- ----------------------------------------------------------------------------------------------------
                                        Assets          Accumulated
                                        Exceed          Benefits
1992                                 Accumulated         Exceed
(In millions)                         Benefits           Assets
- ------------------------------------------------------------------------------------------------------
Vested benefit obligation               $(23)           $(2)
                                        --------        ---------
Accumulated benefit obligation          $(24)           $(5)
                                        ---------       ---------
Projected benefit obligation            $(36)           $(9)
                                        ---------       ---------
Fair market value of plan assets          32              2
Projected benefit obligation
(in excess of) plan assets                (4)            (7)
Unrecognized net loss (gain)               6             (1)
Unrecognized net transition obligation     --             1
                                        ----------      -----------
Prepaid (accrued) pension costs         $  2            $(7)
                                        ----------      ------------

At fiscal year-ends, the weighted average discount rates and long-term rates for compensation increases used for estimating the benefit obligations and the expected return on plan assets were as follows:

- ------------------------------------------------------------------------------------
                                        1993            1992            1991
- -------------------------------------------------------------------------------------
Discount rate                           5.5%-14%        5.5%-24%        5.5%-24%
Expected long-term return on assets     5.5%-14%        5.5%-24%        5.5%-24%
Average increase in
compensation levels                     4.5%-11%        4.5%-18%        4.5%-18%

Plan assets of the foreign plans consist primarily of listed stocks, bonds and cash surrender value life insurance policies.

Other Postretirement Benefits. As of December 25, 1993, Intel does not offer the types of benefits covered by FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and thus is not affected by this statement. The Company also does not expect to be materially impacted by FAS
No. 112, "Employers' Accounting for Postemployment Benefits," which is effective for years beginning after December 15, 1993.

COMMITMENTS

The Company leases a portion of its capital equipment and certain of its facilities under leases that expire at various dates through 2009. Rental expense was $35 million in 1993, $39 million in 1992 and $50 million in 1991. Minimum rental commitments under all non-cancelable leases with an initial term in excess of one year are payable as follows: 1994-$12 million; 1995-$8 million; 1996-$4 million; 1997-$3 million; 1998-$2 million; 1999 and beyond $2 million. Commitments for construction or purchase of property, plant and equipment approximated $654 million at December 25, 1993. In connection with certain contract manufacturing arrangements, Intel had minimum purchase commitments of approximately $300 million at December 25, 1993 for flash memories and other products intended for sale.

CONTINGENCIES

On August 29, 1991, the Company was sued by Advanced Micro Devices, Inc. (AMD) in the U.S. District Court for the Northern District of California, alleging violations of the U.S. antitrust laws and claiming $2 billion damages and requesting treble damages under the antitrust laws. Intel believes the suit to be without merit and has filed motions for dismissal and for summary judgment. Intel's motion to dismiss a significant portion of AMD's allegations was granted on December 17, 1991. A trial on the remaining issues is currently scheduled for October 1994. Intel intends to continue to defend these allegations vigorously. While the ultimate outcome of these claims cannot be determined at this time, management, including internal counsel, does not believe that the ultimate outcome will have a material adverse impact on the Company's financial position.

The Company has been named to the California and Federal Superfund lists for three of its sites and has completed, along with two other companies, a Remedial Investigation/Feasibility Study with the federal Environmental Protection Agency (EPA) to evaluate the ground water in a certain area related to one of its sites. The EPA has issued a Record of Decision with respect to a ground-water cleanup plan at that site, including expected costs to complete. Under the California and Federal Superfund statutes, liability for cleanup of this site is joint and several. The Company, however, has reached agreement in principle with those same two companies which significantly limits the Company's liabilities under the proposed cleanup plan. In addition, the Company has done extensive cleanup and studies of its sites. In the opinion of management, including internal counsel, the potential losses to the Company in excess of amounts already accrued arising out of these matters will not have a material adverse effect on the Company's financial position, even if joint and several liability were to be assessed.

The Company is party to various other legal proceedings. In the opinion of management, including internal counsel, these proceedings will not have a material adverse effect on the financial position or overall trends in results of operations of the Company.

INDUSTRY SEGMENT REPORTING

Intel and its subsidiaries operate in one dominant industry segment. The Company is engaged principally in the design, development, manufacture and sale of microcomputer components and related products at various levels of integration. One significant customer accounted for 10% of revenues in 1993. No customers exceeded 10% of revenues in 1992 or 1991. Major operations outside the United States include manufacturing facilities in Ireland, Israel, Malaysia and the Philippines, and sales subsidiaries in Japan, Asia- Pacific, and throughout Europe and other parts of the world. Summary balance sheet information for operations outside the United States at fiscal year-ends is as follows:

- --------------------------------------------------------------------------------
(In millions)                           1993            1992
- -------------------------------------------------------------------------------------
Total assets                            $2,192          $1,715
Total liabilities                       $  637          $  434
Net property, plant and equipment       $1,042          $  578

Geographic information for the three years ended December 25, 1993 is presented in the table below. Transfers between geographic areas are accounted for at amounts which are generally above cost and consistent with rules and regulations of governing tax authorities. Such transfers are eliminated in the consolidated financial statements. Operating income by geographic segment does not include an allocation of general corporate expenses. Identifiable assets are those assets that can be directly associated with a particular geographic area. Corporate assets include cash and cash equivalents, short-term investments, deferred tax assets, other current assets, long-term investments and certain other assets.

- -------------------------------------------------------------------------------------------------
                                        Transfers
                        Sales to        between
                        unaffiliated    geographic       Net     Operating      Identifiable
(In millions)           customers       areas       revenues       income          assets
- -------------------------------------------------------------------------------------------------
1993

United States.......... $4,416          $3,406          $7,822      $2,896     $ 5,379
Europe.................  2,476              51           2,527         309       1,214
Japan..................    678             119             797         108         351
Asia-Pacific...........  1,212             745           1,957         132         420
Other..................     --             566             566         348         207
Eliminations...........     --          (4,887)         (4,887)         85      (1,123)
Corporate..............     --              --              --        (486)      4,896
                        ---------     -----------       ---------   ---------   --------
Consolidated........... $8,782              --          $8,782       $3,392     $11,344
                       ---------       -----------     ---------     --------   ---------
1992

United States.......... $3,018          $2,339          $5,357       $1,313     $ 3,761
Europe ................  1,435              47           1,482          160         937
Japan .................    452              71             523           54         282
Asia-Pacific...........    939             595           1,534          127         321
Other..................     --             444             444          269         175
Eliminations...........     --          (3,496)         (3,496)          28        (751)
Corporate..............     --              --              --         (461)      3,364
                        ---------       ---------       ----------    -------   ---------
Consolidated........... $5,844              --          $5,844       $1,490     $ 8,089
                        ---------       ----------     -----------   --------   ----------
1991
United States.......... $2,329          $1,949          $4,278       $  943     $ 3,088
Europe.................  1,057              24           1,081          114         621
Japan..................    493              37             530           40         252
Asia-Pacific...........    900             467           1,367          121         209
Other..................     --             308             308          165         138
Eliminations...........     --          (2,785)         (2,785)          74        (700)
Corporate..............     --              --              --         (377)      2,684
                       ---------       ---------       ----------     --------   ---------
Consolidated........... $4,779              --          $4,779       $1,080     $ 6,292
                        ---------      ----------     ---------     --------   ---------

SUPPLEMENTAL INFORMATION (unaudited)

Quarterly information for each of the two years in the period ended December 25, 1993 is presented on page 23.

                            REPORT OF ERNST & YOUNG,
                             INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND STOCKHOLDERS,
INTEL CORPORATION

We have audited the accompanying consolidated balance sheets of Intel Corporation as of December 25, 1993 and December 26, 1992, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 25, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intel Corporation at December 25, 1993 and December 26, 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 25, 1993, in conformity with generally accepted accounting principles.

/s/ Ernst & Young

San Jose, California
January 17, 1994

                              FINANCIAL SUMMARY
                               TEN YEARS ENDED
                              DECEMBER 25, 1993

- ------------------------------------------------------------------------------------------------------------------------------------
                        Net investment                  Long-term                 Proceeds from    Additions to
                        in Property,      Total         Debt & Put  Stockholders'  Employee Stock   Property, Plant
                        Plant & Equip.    Assets        Warrants    Equity        Plans & Tax      & Equipment
                                                                                  Benefits
(In millions)
1993                      $3,996           $11,344      $1,114      $7,500         $201            $1,933
1992                      $2,816           $ 8,089      $  622      $5,445         $193            $1,228
1991                      $2,163           $ 6,292      $  503      $4,418         $133            $  948
1990                      $1,658           $ 5,376      $  345      $3,592         $101            $  680
1989                      $1,284           $ 3,994      $  412      $2,549         $ 78            $  422
1988                      $1,122           $ 3,550      $  479      $2,080         $ 82            $  477
1987                      $  891           $ 2,499      $  298      $1,276         $ 54            $  302
1986                      $  779           $ 1,977      $  287      $1,245         $ 27            $  155
1985                      $  848           $ 2,153      $  271      $1,421         $ 33            $  236
1984                      $  778           $ 2,029      $  146      $1,360         $ 37            $  388

- ------------------------------------------------------------------------------------------------------------------------
               Net       Cost of    Research     Operating  Net      Earnings     Dividends
              Revenues    Sales   & Development  Income     Income    (Loss)      Declared
(In millions                                      (Loss)    (Loss)    Per Share   Per Share
- --except per
share amounts)
- ---------------------------------------------------------------------------------------------
1993            $8,782    $3,252    $970         $3,392     $2,295    $ 5.20     $0.20
1992            $5,844    $2,557    $780         $1,490     $1,067    $ 2.49     $0.10
1991            $4,779    $2,316    $618         $1,080     $  819    $ 1.96        --
1990            $3,921    $1,930    $517         $  858     $  650    $ 1.60        --
1989            $3,127    $1,721    $365         $  557     $  391    $ 1.04        --
1988            $2,875    $1,506    $318         $  594     $  453    $ 1.26        --
1987            $1,907    $1,044    $260         $  246     $  248    $ 0.69        --
1986            $1,265    $  861    $228         $ (195)    $ (203)   $(0.58)      --
1985            $1,365    $  943    $195         $  (60)    $    2    $ 0.00        --
1984            $1,629    $  883    $180         $  250     $  198    $ 0.57        --


Per share information for 1984-1992 has been adjusted for the 2-for-1 stock split effective May 1993.

                     Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Intel posted outstanding financial results in 1993, breaking previous records for both revenues and net income. Net revenues were $8.78 billion, a 50% increase compared to the previous mark set in 1992. Net income increased even more impressively in 1993, rising to $2.30 billion -- a 115% increase over 1992's results. From 1991 to 1992, revenues and net income increased by 22% and 30%, respectively.

The continuing shift in PC market demand toward higher performance microprocessors was reflected in the Company's revenue trends during the 1991-1993 period. Higher unit sales of progressively faster, more advanced members of the Intel486(TM) CPU family drove most of the overall growth from 1991 through 1993. Other product areas, including local area networking, flash memory and embedded control also made noteworthy contributions to revenue growth over this period. Revenues from mature products such as the Intel386(TM) CPU family, math coprocessors and EPROMs declined, as demand and capacity moved to newer technologies such as the Intel486 CPU family and flash memory (Graph Omitted).

From 1992 to 1993, higher unit sales of the Intel486 CPU family, particularly advanced offerings such as the IntelDX2(TM) microprocessor, were responsible for most of the increase in the Company's revenues. Intel launched the Pentium(TM) processor in 1993 and it began to contribute significantly to revenue growth in the fourth quarter of the year. New product introductions and success in existing markets resulted in higher revenues for personal computer platforms, networking and communications, flash memory and embedded control products.

Revenue growth from 1991 to 1992 was likewise driven by higher volumes of members of the Intel486 CPU family, partially offset by lower average selling prices and volumes for Intel386 microprocessors and math coprocessors.

Cost of sales increased by 27% from 1992 to 1993 and by 10% from 1991 to 1992. The higher growth experienced in 1993 reflects the costs associated with increased volumes of the Intel486 CPU family. Cost of sales increased significantly from the third to the fourth quarter of 1993, primarily due to higher factory start-up costs and greater proportions of costs of flash memory and system-level products in the product mix, resulting in a quarter-to-quarter decrease in gross margin percentage.

Sales of the Intel486 CPU family of microprocessors comprised a majority of the Company's revenues and a substantial majority of its gross margin in 1992 and 1993. In 1991, sales of the Intel386 and Intel486 CPU families of microprocessors comprised a majority of the Company's revenues and a substantial majority of its gross margin.

As a percentage of revenue, research and development expenses decreased to 11% in 1993, compared to 13% in both 1992 and 1991. In absolute terms, however, research and development spending grew by 24%, as the Company continued to invest in internal technology development programs, particularly for microprocessors.

The growth in marketing and administrative expenses from 1991 through 1993 was fueled by higher spending for personnel expenses related to overall business growth and strategic marketing, including brand awareness merchandising and the Company's Intel Inside(R) cooperative advertising program. Bad debt expenses, which increased significantly from 1991 to 1992 due to volatile industry conditions and changes in Intel's customer base, were lower in 1993. As a percentage of revenue, marketing, general and administrative expenses decreased to 13% in 1993, compared to 17% in 1992 and 16% in 1991 (Graph Omitted).

The decreases in interest expense from 1992 to 1993 and from 1991 to 1992 were primarily the result of lower average interest rates on borrowings.

Interest and other income was $188 million, $133 million and $197 million in 1993, 1992 and 1991, respectively. The increase from 1992 to 1993 includes fourth quarter gains of $27 million from the sale of certain foreign benefits related to a plant expansion in Ireland. Interest and other income in 1992 was reduced by a $15 million charge to income to cover damages payable to Advanced Micro Devices, Inc. (AMD) as part of an arbitration decision. In addition to the AMD charge, lower average interest rates on investments contributed to the decrease from 1991 to 1992, partially offset by higher average investment balances in 1992 (Graph Omitted).

The effective income tax rate rose to 35.0% in 1993 compared to 32.0% and 31.5% in 1992 and 1991, respectively. The higher rate in 1993 resulted from an increase in the federal statutory rate and from the fact that favorably treated income and tax credits have not grown as rapidly as overall pretax income. The adoption of FAS No. 109, "Accounting for Income Taxes," effective at the beginning of 1993, had no material impact on Intel's financial statements. The slight increase in rate in 1992 compared to 1991 was primarily attributable to a $20 million adjustment related to the settlement of a tax dispute with the IRS in 1991.

FINANCIAL CONDITION

The Company enters 1994 in very strong financial condition. As of December 25, 1993, total cash and short- and long-term investments were $4.55 billion, an increase of $1.22 billion compared to December 26, 1992.

Cash generated from operating activities rose to $2.80 billion in 1993 compared to $1.64 billion and $1.35 billion in 1992 and 1991, respectively, primarily due to higher net income. The Company funded most of its investment needs during 1991-1993 with cash generated from operations.

Investing activities used $3.34 billion in cash during 1993, compared to $1.48 billion during 1992 and $1.46 billion during 1991. Capital expenditures for the property, plant and equipment necessary for future business requirements, including increasingly complex manufacturing capacity, grew substantially over the 1991-1993 period. Capital expenditures totaled $1.93 billion in 1993, compared to $1.23 billion in 1992 and $948 million in 1991. The Company expects to spend an additional $2.4 billion for capital additions in 1994, and approximately $654 million had been committed as of December 25, 1993 for the construction or purchase of property, plant and equipment.

Cash provided by financing activities totaled $352 million, $168 million and $9 million in 1993, 1992 and 1991, respectively. Major sources of financing in 1993 included the Company's public offering of the 1998 Step-Up Warrants, which resulted in proceeds of $287 million; higher levels of debt, primarily for investment arbitrage purposes; and sales of stock to employees. Intel completed a series of stock repurchases during 1993 at an aggregate cost of $391 million (Graph Omitted).

As part of its authorized stock repurchase program, the Company had the potential obligation at the end of 1993 to buy back 14.8 million shares of its Common Stock at an aggregate price of $688 million. Other sources of liquidity include credit lines of approximately $925 million, only $85 million of which was outstanding at the end of 1993, and authorized commercial paper borrowings of $700 million, none of which was outstanding at year-end. The Company can also issue an aggregate of approximately $1.4 billion in debt, equity and other securities remaining under a consolidated SEC shelf registration filed in 1993.

The Company believes that it has the financial resources needed to meet business requirements in the foreseeable future, including capital expenditures, strategic operating programs and the dividend program.

OUTLOOK

Despite the excellent operating results and solid financial strength described herein, the complex and dynamic nature of the Company's business make future revenue and profitability trends difficult to predict.

Among the uncertainties facing Intel are business conditions and growth in the personal computer industry as a whole; competitive factors, including rival chip architectures, imitators of the Company's key microprocessors, and price pressures for standard semiconductors and integrated products; manufacturing capacity and the continued availability of subcontractor-supplied memory products; and ongoing litigation involving Intel intellectual property.

In June 1992, a jury decided that AMD was not licensed to copy microcode contained in the Intel287(TM) math coprocessor. In December 1992, that ruling was extended to include Intel microprocessors. In 1993, the judge ordered a new trial. On March 10, 1994, a second jury found that AMD does have a license to copy microcode contained in such Intel products. Intel intends to appeal the second verdict, as well as ask the appellate court to reinstate the original verdict. If AMD ultimately prevails in its position that it has a license to use Intel's microcode in microprocessor and peripheral products, AMD will be able to more easily develop and ship imitations of certain Intel products, including Intel microprocessors.
Other companies have developed imitations of certain Intel products, including members of the Intel386 and Intel486 microprocessor families.
Some of the companies are manufacturing these products through the use of foundry services that have licenses with Intel. Intel had taken the position that when a licensee provides licensed foundry services with respect to a product which infringes an Intel patent, the developer's infringing product is not immune from patent infringement claims. A Court of Appeals for the Federal Circuit ruling in 1993 in favor of an imitator allows unlicensed imitators to avoid patent infringement actions through affiliations with certain licensed foundries. In January 1994, the U.S. Supreme Court refused to review the lower court decision. In February 1994, the Company settled certain related issues with Cyrix Corp. under which the Company dismissed certain patent infringement claims and granted certain licenses. Cyrix dismissed its antitrust claims against the Company.

The Company continues to believe that its Intel486 microprocessors will follow a normal price maturity curve, but some distortion could occur if imitation products enter the market in significant volume or alternative architectures gain market acceptance. The Company expects to ship several million Pentium processors in 1994, but to some extent such sales are dependent on peripheral products supplied by other companies.

As a percentage of revenues, gross margin trended downward during 1993, although the gross-margin contribution in dollars continued to grow. Factory start-up costs and a broadening of the Company's manufacturing mix to include more products such as flash memory and integrated systems adversely impacted gross margin in percentage terms. Intel expects these margin trends to continue in the near term.

Research and development and marketing spending is expected to remain at high levels, as the Company regards these expenditures as critical to future business success. Combined interest and other income and interest expense should return to the $25-$30 million range per quarter, after the Ireland expansion-related gains realized in the fourth quarter of 1993. As a result of changes in the federal tax law, the Company expects a higher tax rate in 1994.

The Company recently updated certain technology exchange agreements with International Business Machines Corp. (IBM). Under these agreements, IBM may manufacture an increased portion of its requirements for the Intel486 microprocessor family. IBM has elected not to manufacture the Pentium processor and future Intel processors. The Company believes that its relationship with IBM remains good and that the agreements are beneficial to Intel's business in the near term.

Intel's stock price is subject to significant volatility. If revenues or earnings fail to meet expectations of the investment community, there could be an immediate and significant impact on the trading price for the Company's stock. Because of stock market forces beyond Intel's control and the nature of Intel's business, such developments can be sudden.

The Company believes it has the product portfolio and financial and technological resources necessary for continued success, but revenue and profitability trends cannot be precisely determined at this time.

                        FINANCIAL INFORMATION BY QUARTER

(Unaudited)
- ----------------------------------------------------------------------------------------------
(In millions--except per share data)
1993 for Quarter Ended                  December 25     September 25    June 26         March 27
- ----------------------------------------------------------------------------------------------
Net revenues............................  $2,389        $2,240          $2,130          $2,023
Cost of sales...........................  $  935        $  833          $  766          $  718
Net income..............................  $  594(C)     $  584          $  569          $  548
Earnings per share......................  $ 1.35        $ 1.33          $ 1.30          $ 1.24
Dividends per share (B)
  Declared..............................  $  .05        $  .05          $  .05          $  .05
    Paid................................  $  .05        $  .05          $  .05          $  .05
Market price range Common Stock (A)
            High........................  $73.25        $68.75          $58.75          $59.94
            Low.........................  $56.25        $50.00          $43.69          $43.25
Market price range Step-Up Warrants (A)
            High........................  $19.94        $17.63          $14.31          $14.69
            Low.........................  $13.75        $11.25          $ 9.44          $13.13


- ----------------------------------------------------------------------------------------------
(In millions--except per share data)
1992 for Quarter Ended                  December 26     September 26    June 27         March 28
- ----------------------------------------------------------------------------------------------
Net revenues............................  $1,857        $1,426          $1,320          $1,241
Cost of sales...........................  $  725        $  641          $  610          $  581
Net income..............................  $  429        $  241          $  213          $  184
Earnings per share......................  $  .99        $  .56          $  .50          $  .43
Dividends per share (B)
  Declared..............................  $  .05        $  .05          $   --          $   --
    Paid................................  $  .05        $   --          $   --          $   --
Market price range Common Stock (A)
            High........................  $45.00        $33.31          $28.94          $34.25
            Low.........................  $31.25        $27.56          $23.50          $24.38

(A)  Intel's Common Stock (symbol INTC) and 1998 Step-Up Warrants (symbol
INTCW) are traded on NASDAQ and quoted in the Wall Street Journal and other newspapers. Intel completed its public offering of the 1998 Step-Up Warrants in March 1993. Intel's Common Stock also trades on the Zurich, Basel and Geneva, Switzerland exchanges. At December 25, 1993 there were approximately 32,500 holders of Common Stock. All stock and warrant prices are closing prices per the NASDAQ National Market System. Share, per share and warrant amounts have been restated as necessary to reflect the 2-for-1 stock split effective May 1993.

(B) Intel declared its first quarterly dividend in the third quarter of 1992 and plans to continue the dividend payout program. However, future dividends are dependent on future earnings, capital requirements and financial condition.

(C) Interest and other income for the fourth Quarter of 1993 includes gains of $27 million from the sale of certain foreign benefits related to the Company's Ireland expansion.