Form 10-K, Exhibit 13
period 1994-12-31
INTEL CORP
filed 1995-03-28
CIK 50863

Exhibit 13
PAGE 1
                              CONSOLIDATED STATEMENTS OF INCOME
                             Three years ended December 31, 1994

(In millions--except per share amounts)                     1994        1993        1992
- -----------------------------------------------------------------------------------------
Net revenues                                             $11,521     $ 8,782     $ 5,844
                                                         --------    --------    --------
Cost of sales                                              5,576       3,252       2,557
Research and development                                   1,111         970         780
Marketing, general and administrative                      1,447       1,168       1,017
                                                         --------    --------    --------
Operating costs and expenses                               8,134       5,390       4,354
                                                         --------    --------    --------
Operating income                                           3,387       3,392       1,490
Interest expense                                             (57)        (50)        (54)
Interest income and other, net                               273         188         133
                                                         --------    --------    --------
Income before taxes                                        3,603       3,530       1,569
Provision for taxes                                        1,315       1,235         502
                                                         --------    --------    --------
Net income                                               $ 2,288     $ 2,295     $ 1,067
                                                         ========    ========    ========
Earnings per common and common equivalent share          $  5.24     $  5.20     $  2.49
                                                         ========    ========    ========
Weighted average common and common equivalent
  shares outstanding                                         437         441         429
                                                         ========    ========    ========

See accompanying notes.

PAGE 2
                                    CONSOLIDATED BALANCE SHEETS
                              December 31, 1994 and December 25, 1993

 (In millions--except per share amounts)                                1994        1993
- -----------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                                          $ 1,180     $ 1,659
  Short-term investments                                               1,230       1,477
  Accounts receivable, net of allowance for doubtful
    accounts of $32 ($22 in 1993)                                      1,978       1,448
  Inventories                                                          1,169         838
  Deferred tax assets                                                    552         310
  Other current assets                                                    58          70
                                                                     --------    --------
Total current assets                                                   6,167       5,802
                                                                     --------    --------
Property, plant and equipment:
  Land and buildings                                                   2,292       1,848
  Machinery and equipment                                              5,374       4,148
  Construction in progress                                               850         317
                                                                     --------    --------
                                                                       8,516       6,313
  Less accumulated depreciation                                        3,149       2,317
                                                                     --------    --------
Property, plant and equipment, net                                     5,367       3,996
                                                                     --------    --------
Long-term investments                                                  2,127       1,416
Other assets                                                             155         130
                                                                     --------    --------
  Total assets                                                       $13,816     $11,344
                                                                     ========    ========
Liabilities and stockholders' equity
Current liabilities:
  Short-term debt                                                    $   517     $   399
  Long-term debt redeemable within one year                               --          98
  Accounts payable                                                       575         427
  Deferred income on shipments to distributors                           269         200
  Accrued compensation and benefits                                      588         544
  Other accrued liabilities                                              646         374
  Income taxes payable                                                   429         391
                                                                     --------    --------
Total current liabilities                                              3,024       2,433
                                                                     --------    --------
Long-term debt                                                           392         426
Deferred tax liabilities                                                 389         297
Put warrants                                                             744         688
Commitments and contingencies
Stockholders' equity:
- ---------------------
  Preferred Stock, $.001 par value, 50 shares
    authorized; none issued                                               --          --
  Common Stock, $.001 par value, 1,400 shares authorized;
    413 issued and outstanding in 1994 (418 in 1993) and
    capital in excess of par value                                     2,306       2,194
  Retained earnings                                                    6,961       5,306
                                                                     --------    --------
Total stockholders' equity                                             9,267       7,500
                                                                     --------    --------
  Total liabilities and stockholders' equity                         $13,816     $11,344
                                                                     ========    ========

See accompanying notes.

PAGE 3
                             CONSOLIDATED STATEMENTS OF CASH FLOWS
                              Three years ended December 31, 1994
                              -----------------------------------

(In millions)                                               1994        1993        1992
- -----------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year             $ 1,659     $ 1,843     $ 1,519
                                                         --------    --------    --------
Cash flows provided by (used for) operating activities:
Net income                                                 2,288       2,295       1,067
Adjustments to reconcile net income to net cash
provided by (used for) operating activities:
  Depreciation                                             1,028         717         518
  Net loss on retirements of property, plant
    and equipment                                             42          36          57
  Amortization of debt discount                               19          17          16
  Change in deferred tax assets and liabilities             (150)         12          13
  Changes in assets and liabilities:
  (Increase) in accounts receivable                         (530)       (379)       (371)
  (Increase) in inventories                                 (331)       (303)       (113)
  (Increase) in other assets                                 (13)        (68)        (61)
  Increase in accounts payable                               148         146         112
  Tax benefit from employee stock plans                       61          68          55
  Increase in income taxes payable                            38          32         207
  Increase in accrued compensation and benefits               44         109          66
  Increase in other liabilities                              337         119          70
                                                         --------    --------    --------
  Total adjustments                                          693         506         569
                                                         --------    --------    --------
Net cash provided by operating activities                  2,981       2,801       1,636
                                                         --------    --------    --------
Cash flows provided by (used for) investing activities:
Additions to property, plant and equipment                (2,441)     (1,933)     (1,228)
  Purchases of long-term, available-for-sale investments    (975)     (1,165)       (293)
  Sales of long-term, available-for-sale investments          10           5          13
  Maturities and other changes in available-for-sale
    investments, net                                         503        (244)         28
                                                         --------    --------    --------
Net cash (used for) investing activities                  (2,903)     (3,337)     (1,480)
                                                         --------    --------    --------
Cash flows provided by (used for) financing activities:
  (Decrease) increase in short-term debt, net                (63)        197          29
  Additions to long-term debt                                128         148          --
  Retirement of long-term debt                               (98)         --         (20)
  Proceeds from sales of shares through employee
    stock plans and other                                    150         133         138
  Proceeds from sale of Step-Up Warrants, net                 --         287          --
  Proceeds from sales of put warrants, net of repurchases     76          62          42
  Repurchase and retirement of Common Stock                 (658)       (391)         --
  Payment of dividends to stockholders                       (92)        (84)        (21)
                                                         --------    --------    --------
Net cash provided by (used for) financing activities        (557)        352         168
                                                         --------    --------    --------
Net (decrease) increase in cash and cash equivalents        (479)       (184)        324
                                                         --------    --------    --------
Cash and cash equivalents, end of year                   $ 1,180     $ 1,659     $ 1,843
                                                         ========    ========    ========
Supplemental disclosures of cash flow information:
Cash paid during the year for:
  Interest                                               $    76     $    39     $    32
  Income taxes                                           $ 1,366     $ 1,123     $   227

Certain amounts reported in previous years have been reclassified to conform to the 1994 presentation. See accompanying notes.

PAGE 4
                         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                               Three years ended December 31, 1994

                                        Common Stock and
                                 capital in excess of par value
                                 ------------------------------
                                          Number                Retained
(In millions)                          of shares      Amount    earnings        Total
- --------------------------------------------------------------------------------------
Balance at December 28, 1991                 408     $ 1,641     $ 2,777     $ 4,418
Proceeds from sales of shares
  through employee stock plans,
  tax benefit of $55 and other                11         193          --         193
Proceeds from sales of put warrants,
  net of repurchases                          --          42          --          42
Reclassification of put warrant
  obligation, net                                       (100)       (133)       (233)
Cash dividends declared ($.10 per share)      --          --         (42)        (42)
Net income                                    --          --       1,067       1,067
                                         --------    --------    --------    --------
Balance at December 26, 1992                 419       1,776       3,669       5,445
Proceeds from sales of shares through
  employee stock plans, tax benefit
  of $68 and other                             6         201          --         201
Proceeds from sales of put warrants           --          62          --          62
Reclassification of put warrant
  obligation, net                             --         (37)       (278)       (315)
Proceeds from sale of Step-Up Warrants        --         287          --         287
Repurchase and retirement of Common Stock     (7)        (95)       (296)       (391)
Cash dividends declared ($.20 per share)      --          --         (84)        (84)
Net income                                    --          --       2,295       2,295
                                         --------    --------    --------    --------
Balance at December 25, 1993                 418       2,194       5,306       7,500
Proceeds from sales of shares through
  employee stock plans, tax benefit of
  $61 and other                                6         215          --         215
Proceeds from sales of put warrants           --          76          --          76
Reclassification of put warrant
  obligation, net                             --         (15)       (106)       (121)
Repurchase and retirement of Common Stock    (11)       (164)       (429)       (593)
Redemption of Common Stock Purchase Rights    --          --          (2)         (2)
Cash dividends declared ($.23 per share)      --          --         (96)        (96)
Net income                                    --          --       2,288       2,288
                                         --------    --------    --------    --------
Balance at December 31, 1994                 413     $ 2,306     $ 6,961     $ 9,267
                                         ========    ========    ========    ========

See accompanying notes.

PAGE 5
ACCOUNTING POLICIES
FISCAL YEAR. Intel Corporation ("Intel" or "the Company") has a fiscal year that ends the last Saturday in December. Fiscal 1994 was a 53-week year and ended on December 31, 1994. Fiscal 1993 and 1992, each 52-week years, ended on December 25 and 26, respectively. The next 53-week year will end on December 30, 2000.

BASIS OF PRESENTATION. The consolidated financial statements include the accounts of Intel and its wholly owned subsidiaries. Significant intercompany accounts and transactions have been eliminated. Accounts denominated in foreign currencies have been remeasured into the functional currency in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation," using the U.S. dollar as the functional currency.

CASH AND CASH EQUIVALENTS. Cash and cash equivalents are highly liquid investments with insignificant interest rate risk and original maturities of three months or less.

INVESTMENTS. In 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective as of the beginning of fiscal 1994. This adoption had no material effect on the Company's financial statements. All of the Company's short- and long-term investments are classified as available-for-sale as of the balance sheet date and are reported at fair value, with unrealized gains and losses recorded as a component of stockholders' equity.

FAIR VALUES OF FINANCIAL INSTRUMENTS. Fair values of cash and cash equivalents, short-term investments and short-term debt approximate cost due to the short period of time to maturity. Fair values of long-term investments, long-term debt, swaps, currency forward contracts and currency options are based on quoted market prices or pricing models using current market rates.

INVENTORIES. Inventories are stated at the lower of cost or market. Cost is computed on a currently adjusted standard basis (which approximates actual cost on a current average or first-in, first-out basis). Inventories at fiscal year-ends are as follows:

(In millions)                         1994            1993
- ----------------------------------------------------------
Materials and purchased parts       $  345          $  216
Work in process                        528             321
Finished goods                         296             301
                                    ------          ------
Total                               $1,169          $  838
                                    ======          ======

PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are stated at cost. Depreciation is computed for financial reporting purposes principally by use of the straight-line method over the following estimated useful lives: machinery and equipment, 2-4 years; land and buildings, 4-45 years.

DEFERRED INCOME ON SHIPMENTS TO DISTRIBUTORS. Certain of the Company's sales are made to distributors under agreements allowing price protection and/or right of return on merchandise unsold by the distributors. Because of frequent sales price reductions and rapid technological obsolescence in the industry, Intel defers recognition of such sales until the merchandise is sold by the distributors.

INTEREST. Interest as well as gains and losses related to contractual agreements to hedge certain investment positions and debt (see "Derivative financial instruments") are recorded as net interest income or expense on a monthly basis. Interest expense capitalized as a component of construction costs was $27 million, $8 million and $11 million for 1994, 1993 and 1992, respectively.

ACCOUNTING FOR INCOME TAXES. In 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes," effective as of the beginning of fiscal 1993. This adoption had no material effect on Intel's financial statements. Prior years were accounted for under SFAS No. 96 and have not been restated.

EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE. Earnings per common and common equivalent share are computed using the weighted average number of outstanding common and dilutive common equivalent shares outstanding. Fully diluted earnings per share have not been presented as part of the consolidated statements of income because the differences are insignificant.

COMMON STOCK
COMMON STOCK PURCHASE RIGHTS. At the Company's Annual Meeting of Stockholders in May 1994, stockholders approved a proposal to redeem the Common Stock Purchase Rights (the "Rights") issued in 1989. A one-time payment of $.005 per share was paid to stockholders in September 1994 to redeem the Rights.

1998 STEP-UP WARRANTS. In 1993, the Company issued 20 million 1998 Step-Up Warrants to purchase 20 million shares of Common Stock. This transaction resulted in an increase of $287 million in Common Stock and capital in excess of par value, representing net proceeds from the offering. The Warrants became exercisable in May 1993 at an effective price of $71.50 per share of Common Stock, subject to annual increases to a maximum price of $83.50 per share effective in March 1997. As of December 31, 1994, the Warrants are exercisable at a price of $74.50 and expire on March 14, 1998 if not previously exercised. At prevailing market prices for Intel's Common Stock, there is no dilutive effect on earnings per share for the periods presented.

STOCK REPURCHASE PROGRAM. In 1990, the Board of Directors authorized the repurchase of up to 40 million shares of Intel's Common Stock in open market or negotiated transactions. The Board increased this authorization to a maximum of 55 million shares in July 1994. During 1994, the Company repurchased and retired 10.9 million shares (7.3 million shares in 1993) at a cost of $658 million ($391 million in 1993). The 1994 amounts include 1.0 million shares repurchased for $65 million in connection with the exercise of put warrants (see "Put warrants"). As of December 31, 1994, after reserving shares to cover outstanding put warrants, 17.9 million shares remained available under the repurchase authorization.

PAGE 6
PUT WARRANTS
In a series of private placements from 1991 through 1994, the Company sold put warrants that entitle the holder of each warrant to sell one share of Common Stock to the Company at a specified price. Activity during the past three years is summarized as follows:

                                                      Put warrants outstanding
                                    Cumulative        -------------------------
                                       premium          Number       Potential
(In millions)                   received (paid)    of warrants      obligation
- -------------------------------------------------------------------------------
December 28, 1991                        $  14             7.0           $ 140
Sales                                       43            14.0             373
Repurchases                                 (1)           (5.2)           (104)
Expirations                                 --            (1.8)            (36)
                                         ------          ------          ------
December 26, 1992                           56            14.0             373
Sales                                       62            10.8             561
Expirations                                 --           (10.0)           (246)
                                         ------          ------          ------
December 25, 1993                          118            14.8             688
Sales                                       76            12.5             744
Exercises                                   --            (1.0)            (65)
Expirations                                 --           (13.8)           (623)
                                         ------          ------          ------
December 31, 1994                        $ 194            12.5           $ 744
                                         ======          ======          ======

The amount related to Intel's potential repurchase obligation has been reclassified from stockholders' equity to put warrants. The 12.5 million put warrants outstanding at December 31, 1994 expire on various dates between February 1995 and December 1995 and have exercise prices ranging from $55 to $63 per share. There was no effect on earnings per share for the periods presented. During 1994, in connection with the exercise of 1.0 million put warrants, the Company repurchased and retired 1.0 million shares of Common Stock at a cost of $65 million (see "Stock repurchase program").

BORROWINGS
SHORT-TERM DEBT. Short-term debt and weighted average interest rates at fiscal year-ends are as follows:

                            1994                               1993
                  ------------------------           -------------------------
                                    Weighted                          Weighted
                                     average                           average
(In millions)       Balance    interest rate          Balance    interest rate
- ------------------------------------------------------------------------------
Borrowed under
  lines of credit     $  68             3.2%            $  85             5.8%
Reverse repurchase
  agreements             99             8.0%              197             7.9%
Notes payable             5             4.7%                2             3.4%
Short-term portion
  of long-term debt     179            11.8%               --               --
Drafts payable          166              N/A              115              N/A
                      ------           ------           ------           ------
Total                 $ 517                             $ 399
                      ======           ======           ======           ======

At December 31, 1994, the Company had established foreign and domestic lines of credit of approximately $1,040 million. The Company generally renegotiates these lines annually. Compensating balance requirements are not material.

The Company also borrows under commercial paper programs. Maximum borrowings reached $700 million during both 1994 and 1993. This debt is rated A1+ by Standard and Poor's and P1 by Moody's. Proceeds are used to fund short-term working capital needs.

LONG-TERM DEBT. Long-term debt at fiscal year-ends is as follows:

(In millions)                                   1994              1993
- -----------------------------------------------------------------------
Payable in U.S. dollars:
AFICA Bonds due 2013 at 4%                     $ 110             $ 110
Zero Coupon Notes due 1995 at 11.8%,
  net of unamortized discount of $8
  ($27 in 1993)                                  179               160
8 1/8% Notes due 1997                             --                98
Other U.S. dollar debt                             4                 6
Payable in other currencies:
  Irish punt due 2008-2024 at 6%-12%             228               146
  Greek drachma due 2001                          46                --
Other foreign currency debt                        4                 4
(Less short-term or redeemable portion)         (179)              (98)
                                               ------            ------
Total                                          $ 392             $ 426
                                               ======            ======

The Company has guaranteed repayment of principal and interest on the AFICA Bonds which were issued by the Puerto Rico Industrial, Medical and Environmental Pollution Control Facilities Financing Authority (AFICA). The bonds are adjustable and redeemable at the option of either the Company or the bondholder every five years through 2013 and are next adjustable and redeemable in 1998. The 8 1/8% notes were called and repurchased by the Company during 1994 for $98 million. The Irish punt borrowings were made in connection with the financing of a factory in Ireland, and Intel has invested the proceeds in Irish punt denominated instruments of similar maturity to hedge foreign currency and interest rate exposures. The Greek drachma borrowings were made under a tax incentive program in Ireland, and the proceeds and cash flows have been swapped to U.S. dollars.

In 1993, the Company filed a shelf registration statement with the SEC. When combined with previous registration statements, this filing gave Intel the authority to issue up to $3.3 billion in the aggregate of Common Stock, Preferred Stock, depositary shares, debt securities and warrants to purchase the Company's Common Stock, Preferred Stock and debt securities, and, subject to certain limits, stock index warrants and foreign currency exchange units. In 1993, Intel completed an offering of Step-Up Warrants (see "1998 Step-Up Warrants") and may issue up to $1.4 billion in additional securities under open registration statements.

As of December 31, 1994, aggregate debt maturities are as follows: 1995-$187 million; 1996-none; 1997-none; 1998-$110 million; and thereafter-$282 million.

PAGE 7
INVESTMENTS
The Company's policy is to protect the value of the investment portfolio by minimizing principal risk and earning returns based on current interest rates. All hedged equity and a majority of investments in long-term fixed rate debt securities are swapped to U.S. dollar LIBOR-based returns. The currency risks of investments denominated in foreign currencies are hedged with foreign currency borrowings, currency forward contracts or currency interest rate swaps (see "Derivative financial instruments"). Investments with maturities of greater than one year are classified as long term. There were no material proceeds, gross realized gains or gross realized losses from sales of securities during the year.

Investments with maturities of greater than six months consist primarily of A/A2 or better rated financial instruments and counterparties. Investments with maturities of up to six months consist primarily of A1/P1 or better rated financial instruments and counterparties. Foreign government regulations imposed upon investment alternatives of foreign subsidiaries or the absence of A/A2 rated counterparties in certain countries result in some minor exceptions. Intel's practice is to obtain and secure collateral from counterparties against obligations whenever deemed appropriate. At December 31, 1994, investments were placed with approximately 100 different counterparties, and no individual security, financial institution or issuer exceeded 10% of total investments.

Investments at December 31, 1994 are comprised of the following:

                                           Gross         Gross
                                      unrealized    unrealized     Estimated
(In millions)                Cost          gains        losses    fair value
- ----------------------------------------------------------------------------
Securities of foreign
  governments               $ 518          $   2         $  (7)        $ 513
Floating rate notes           488              1            (1)          488
Corporate bonds               440             12           (14)          438
Loan participations           200              6            (2)          204
Collateralized mortgage
  obligations                 170             --            (4)          166
Fixed rate notes              167              1            (2)          166
Commercial paper              134             --            --           134
Other debt securities         439             --            (5)          434
                           -------        -------       -------       -------
  Total debt securities     2,556             22           (35)        2,543
                           -------        -------       -------       -------
Hedged equity                 431             --           (58)          373
Preferred stock and
  other equity                368             20           (16)          372
                           -------        -------       -------       -------
  Total equity securities     799             20           (74)          745
                           -------        -------       -------       -------
Swaps hedging
  debt securities              --             22           (14)            8
Swaps hedging
  equity securities            --             60            --            60
Currency forward
  contracts hedging
   debt securities             --              1            --             1
                           -------        -------       -------       -------
Total available-for-sale
  securities               $3,355         $  125        $ (123)       $3,357
                           =======        =======       =======       =======

At December 31, 1994, the Company also holds $930 million of available-for-sale investments in other debt securities that are classified as cash and equivalents on the balance sheet.

The amortized cost and estimated fair value of investments in debt securities at December 31, 1994, by contractual maturity, are as follows:

                                                    Estimated
(In millions)                           Cost       fair value
- -------------------------------------------------------------
Due in 1 year or less                 $1,144          $1,144
Due in 1-2 years                         515             512
Due in 2-5 years                         642             635
Due after 5 years                        255             252
                                      ------          ------
Total investments in debt securities  $2,556          $2,543
                                      ======          ======

DERIVATIVE FINANCIAL INSTRUMENTS
As part of its ongoing asset and liability management activities, the Company enters into derivative financial instruments to reduce financial market risks. These instruments are used to hedge foreign currency, equity market and interest rate exposures of underlying assets, liabilities and other obligations. These instruments involve elements of market risk which offset the market risk of the underlying assets and liabilities they hedge. The Company does not enter into derivative financial instruments for trading purposes. Notional amounts for derivatives at fiscal year-ends are as follows:

(In millions)                                            1994          1993
- ---------------------------------------------------------------------------
Swaps hedging investments in debt securities           $1,080        $  809
Swaps hedging investments in equity securities         $  567        $  260
Swaps hedging debt                                     $  155        $  110
Currency forward contracts                             $  784        $  620
Currency options                                       $   10        $   28

While the contract or notional amounts provide one measure of the volume of these transactions, they do not represent the amount of the Company's exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties' obligations exceed the obligations of the Company. The Company controls credit risk through credit approvals, limits and monitoring procedures. Credit rating criteria for off-balance-sheet transactions are similar to those for investments.

SWAP AGREEMENTS. The Company enters into swap agreements to exchange the foreign currency, equity market, and fixed interest rate exposures of its investment and debt portfolios for a floating interest rate. The floating rates on swaps are based primarily on U.S. dollar LIBOR and reset on a monthly, quarterly or semiannual basis.

PAGE 8
Weighted average pay and receive rates, average maturities, and range of maturities on swaps at December 31, 1994 are as follows:

                      Weighted       Weighted        Weighted
                       average        average         average      Range of
                      pay rate   receive rate        maturity    maturities
- ----------------------------------------------------------------------------
Swaps hedging
  investments in
  U.S. dollar
  debt securities        6.7%           6.0%       1.2 years     0-4 years
Swaps hedging
  investments in
  foreign currency
  debt securities       10.8%           8.2%       1.8 years     0-3 years
Swaps hedging
  investments in
  equity securities       N/A           5.5%       2.1 years     0-3 years
Swaps hedging debt       6.1%           5.2%       4.9 years     4-7 years

Pay rates on swaps hedging investments in debt securities generally match the yields on the underlying investments they hedge. Payments on swaps hedging investments in equity securities generally match the equity returns on the underlying investments they hedge. Receive rates on swaps hedging debt generally match the expense on the underlying debt they hedge. Maturity dates of swaps generally match those of the underlying investment or the debt they hedge. There is approximately a one-to-one matching of investments and debt to swaps. Swap agreements generally remain in effect until expiration. Income or expense on swaps is accrued as an adjustment to the yield of the related investments or debt they hedge.

OTHER FOREIGN CURRENCY INSTRUMENTS. Intel transacts business in various foreign currencies, primarily Japanese yen and certain European currencies. The Company enters into currency forward and option contracts to hedge foreign exchange risk. The Company also periodically enters into currency option contracts to hedge certain anticipated revenue and purchases for which it does not have a firm commitment. The maturities on most of these foreign currency instruments are less than 12 months. Any gains or losses on these instruments are recognized in accordance with SFAS Nos. 52 and 80. Deferred gains or losses attributable to foreign currency instruments are not material.

FAIR VALUES OF FINANCIAL INSTRUMENTS
The estimated fair values of financial instruments at fiscal year-ends are as follows:

                                     1994                         1993
                            ----------------------      ----------------------
                            Carrying     Estimated      Carrying     Estimated
(In millions)                 amount    fair value        amount    fair value
- ------------------------------------------------------------------------------
Cash and cash equivalents    $ 1,180       $ 1,180       $ 1,659       $ 1,659
Short-term investments         1,230         1,230         1,477         1,477
Long-term investments          2,058         2,058         1,416         1,412
Swaps hedging investments in
  debt securities                  8             8            --            --
Swaps hedging investments in
  equity securities               60            60            --            --
Short-term debt                 (517)         (517)         (399)         (399)
Long-term debt                  (392)         (384)         (426)         (436)
Swaps hedging debt                --           (12)           --            --
Currency forward contracts         1             5            --             9
Currency options                  --            --            --            --
                              -------       -------       -------       -------
Total                         $3,628        $3,628        $3,727        $3,722
                              =======       =======       =======       =======

CONCENTRATIONS OF CREDIT RISK
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of investments and trade receivables. Intel places its investments with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to any one counterparty. A majority of the Company's trade receivables are derived from sales to manufacturers of microcomputer systems, with the remainder spread across various other industries. The Company keeps pace with the evolving computer industry and has adopted credit policies and standards to accommodate the industry's growth and inherent risk. Management believes that any risk of accounting loss is significantly reduced due to the diversity of its products, end customers and geographic sales areas. Intel performs ongoing credit evaluations of its customers' financial condition and requires collateral, such as letters of credit and bank guarantees, whenever deemed necessary.

INTEREST INCOME AND OTHER

(In millions)                             1994      1993      1992
- -------------------------------------------------------------------
Interest income                           $235      $155      $141
Foreign currency gains (losses)             15        --        (1)
Other income (loss)                         23        33        (7)
                                          -----     -----     -----
Total                                     $273      $188      $133
                                          =====     =====     =====

Other income for 1994 included non-recurring gains from the settlement of various insurance claims. Other income for 1993 included non-recurring gains from the sale of certain foreign benefits related to the Company's Irish expansion and dividend income earned on equity investments. Other loss for 1992 included a provision to cover the Company's liability for damages payable under an arbitration decision, partially offset by income from incentive credits.

PAGE 9
PROVISION FOR TAXES
Income before taxes and the provision for taxes consisted of the following:

(In millions)                             1994      1993      1992
- ------------------------------------------------------------------
Income before taxes:
U.S.                                    $2,460    $2,587    $  924
Foreign                                  1,143       943       645
                                        ------    ------    ------
Total income before taxes:              $3,603    $3,530    $1,569
                                        ======    ======    ======
Provision for taxes:
Federal:
Current                                 $1,169    $  946    $  339
Deferred                                  (178)       35         6
                                        ------    ------    ------
                                           991       981       345
                                        ------    ------    ------
State:
Current                                    162       150        71
Foreign:
Current                                    134       127        79
Deferred                                    28       (23)        7
                                        ------    ------    ------
                                           162       104        86
                                        ------    ------    ------
Total provision for taxes               $1,315    $1,235    $  502
                                        ======    ======    ======
Effective tax rate                       36.5%     35.0%     32.0%
                                        ======    ======    ======

The tax benefit associated with dispositions from employee stock plans reduced taxes currently payable for 1994 by $61 million and for 1993 by $68 million. Such benefits are credited to Common Stock and capital in excess of par value when realized.

The provision for taxes reconciles to the amount computed by applying the statutory U.S. federal rate of 35% for 1994 (35% for 1993 and 34% for 1992) to income before taxes as follows:

(In millions)                             1994      1993      1992
- -------------------------------------------------------------------
Computed expected tax                   $1,261    $1,235    $  533
State taxes, net of federal benefits       105        98        47
Research and experimental credit           (11)      (23)       (7)
Foreign sales corporation benefit          (50)      (46)      (36)
Provision for combined
  foreign and U.S. taxes on
  certain foreign income at
  rates (less) greater
  than U.S. rate                           (37)        1       (17)
Other                                       47       (30)      (18)
                                        -------   -------   -------
Provision for taxes                     $1,315    $1,235    $  502
                                        =======   =======   =======

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at fiscal year-ends are as follows:

(In millions)                                       1994                1993
- ----------------------------------------------------------------------------
Deferred tax assets:
Accrued compensation and other benefits           $   49              $   44
Accrued advertising                                   17                  18
Deferred income                                      127                  76
Inventory valuation and related reserves             255                  77
Interest and taxes                                    54                  72
Other, net                                            50                  23
                                                  -------             -------
                                                     552                 310
Deferred tax liabilities:
Depreciation                                        (338)               (245)
Unremitted earnings of certain subsidiaries          (51)                (52)
                                                  -------             -------
                                                    (389)               (297)
                                                  -------             -------
Net deferred tax asset                            $  163              $   13
                                                  =======             =======

During 1992, in accordance with SFAS No. 96, deferred income taxes were provided for significant temporary differences. The principal items making up the 1992 deferred tax expense included $42 million for depreciation reduced by $18 million for inventory valuation and other reserves, and $12 million of other items.

The Company's U.S. income tax returns for the years 1978 through 1987 have been examined by the Internal Revenue Service (IRS). In 1989, the Company received a notice of proposed deficiencies from the IRS totaling $36 million, exclusive of penalties and interest, for the years 1978 through 1982. These proposed deficiencies relate primarily to operations in Puerto Rico. In 1989, the Company filed a petition in the U.S. Tax Court contesting these proposed deficiencies and subsequently reached settlement of certain issues with the IRS. In 1993, the U.S. Tax Court ruled in favor of the Company on the export source issue and for the IRS on another, smaller issue. The IRS has appealed the decision to the United States Court of Appeals for the Ninth Circuit, and the Company has filed a cross-appeal of the decision.

The Company has also received an examination report for the years 1983 through 1987. Intel has lodged a protest, which relates solely to the export source issue referenced above, to the IRS Appeals Office, but no decisions have been reached.

The Company's U.S. income tax returns for the years 1988 through 1990 are presently under examination by the IRS. Final proposed adjustments have not yet been received for these years. Management believes that adequate amounts of tax and related interest and penalties, if any, have been provided for any adjustments that may result from unsettled portions of the 1978-1987 cases or the years now under examination.

EMPLOYEE BENEFIT PLANS
STOCK OPTION PLANS. Intel has stock option plans (hereafter referred to as the EOP Plans) under which officers, key employees and non-employee directors may be granted options to purchase shares of the Company's authorized but unissued Common Stock. The Company also has an Executive Long-Term Stock Option Plan (ELTSOP) under which certain key executive officers may be granted options to purchase shares of the Company's authorized but unissued Common Stock. Under all plans, the option purchase price is not less than fair market value at the date of grant.

PAGE 10
Options currently expire no later than ten years from the grant date. Proceeds received by the Company from exercises are credited to Common Stock and capital in excess of par value. Additional information on EOP Plan activity is as follows:

                                                       Outstanding options
                                       Shares      ---------------------------
                                    available         Number      Aggregate
(In millions)                     for options      of shares          price
- ------------------------------------------------------------------------------
December 28, 1991                        38.1           39.0         $  585
Grants                                   (7.3)           7.3            195
Exercises                                  --           (7.6)           (78)
Cancellations                             1.9           (1.9)           (33)
                                       -------        -------        -------
December 26, 1992                        32.7           36.8            669
Grants                                   (7.6)           7.6            357
Exercises                                  --           (4.5)           (56)
Cancellations                             0.9           (0.9)           (24)
                                       -------        -------        -------
December 25, 1993                        26.0           39.0            946
Grants                                   (6.0)           6.0            397
Exercises                                  --           (4.1)           (54)
Cancellations                             0.8           (0.8)           (33)
                                       -------        -------        -------
December 31, 1994                        20.8           40.1         $1,256
                                       =======        =======        =======

Options exercisable at:
December 26, 1992                                        9.8         $   109
December 25, 1993                                       10.2         $   135
December 31, 1994                                       13.1         $   198

The range of exercise prices for options outstanding at December 31, 1994 was $6.08 to $72.25. These options expire if not exercised at specific dates ranging from January 1995 to December 2004. Prices for options exercised during the three-year period ended December 31, 1994 ranged from $3.52 to $58.78. Activity for the ELTSOP Plan is summarized below:

                                                      Outstanding options
                                       Shares      -------------------------
                                    available         Number      Aggregate
(In millions)                     for options      of shares          price
- ----------------------------------------------------------------------------
December 28, 1991                         6.4            3.5         $   51
Exercises                                  --           (0.3)            (4)
Cancellations                             0.2           (0.2)            (3)
                                       -------        -------        -------
December 26, 1992                         6.6            3.0             44
Grants                                   (0.2)           0.2             11
Exercises                                  --           (0.4)            (6)
                                       -------        -------        -------
December 25, 1993                         6.4            2.8             49
Exercises                                  --           (0.3)            (4)
                                       -------        -------        -------
December 31, 1994                         6.4            2.5         $   45
                                       =======        =======        =======

Options exercisable at:
December 26, 1992                                        0.5         $    7
December 25, 1993                                        0.7         $   11
December 31, 1994                                        1.3         $   19

The exercise prices of options outstanding at December 31, 1994 ranged from $14.63 to $54.63. These options expire if not exercised at specific dates ranging from April 1999 to July 2003. The price range for options exercised during the three-year period ended December 31, 1994 was $14.63 to $14.69.

STOCK PARTICIPATION PLAN. Under this plan, qualified employees may purchase shares of Intel's Common Stock at 85% of fair market value at specific, predetermined dates. Of the 59.0 million shares authorized to be issued under the plan, 15.4 million shares are available for issuance at December 31, 1994. Employees purchased 2.0 million shares in 1994 (2.2 million and 2.6 million in 1993 and 1992, respectively) for $94 million ($71 million and $57 million in 1993 and 1992, respectively).

RETIREMENT PLANS. The Company provides profit-sharing retirement plans (the "Profit-Sharing Plans") for the benefit of qualified employees in the U.S. and Puerto Rico. The plans are designed to provide employees with an accumulation of funds at retirement and provide for annual discretionary contributions to trust funds.

The Company also provides a non-qualified profit-sharing retirement plan (the "Non-Qualified Plan") for the benefit of qualified employees in the U.S. This plan is designed to permit certain discretionary employer contributions in excess of the tax limits applicable to the profit-sharing retirement plans discussed above and to permit certain employee deferrals in excess of certain tax limits. This plan is intended to be an unfunded plan.

The Company accrued $152 million for the Profit-Sharing Plans and the Non-Qualified Plan in 1994 ($103 million in 1993 and $93 million in 1992). Of the $152 million accrued in 1994, the Company expects to fund approximately $126 million for the 1994 contribution to the Profit-Sharing Plans and to allocate approximately $5 million for the Non-Qualified Plan. The remainder, plus approximately $120 million carried forward from prior years, is expected to be contributed to these plans when allowable under IRS regulations and plan rules.

Contributions made by the Company vest based on the employee's years of service. Vesting begins after three years of service in 20% annual increments until the employee is 100% vested after seven years.

The Company provides qualified defined benefit pension plans for the benefit of qualified employees in the U.S. and Puerto Rico. Each plan provides for minimum pension benefits, which are determined by a participant's years of service, final average compensation (taking into account the participant's social security wage base), and the value of the Company's contributions, plus earnings, in the Profit-Sharing Plan. If the balance in the participant's Profit-Sharing Plan exceeds the pension guarantee, the participant will receive benefits from the Profit-Sharing Plan only. Intel's funding policy is consistent with the funding requirements of federal laws and regulations.

PAGE 11
Pension expense for 1994, 1993 and 1992 for the U.S. and Puerto Rico plans was less than $1 million per year, and no component of expense exceeded $1 million. The funded status of these plans as of December 31, 1994 and December 25, 1993 is as follows:

(In millions)                                          1994         1993
- -------------------------------------------------------------------------
Vested benefit obligation                              $ (3)        $ (2)
                                                       =====        =====
Accumulated benefit obligation                         $ (3)        $ (2)
                                                       =====        =====
Projected benefit obligation                           $ (5)        $ (8)
Fair market value of plan assets                          6            6
                                                       -----        -----
Projected benefit obligation less than
  (in excess of) plan assets                              1           (2)
Unrecognized net (gain)                                 (12)         (10)
Unrecognized prior service cost                           4            5
                                                       -----        -----
Accrued pension costs                                  $ (7)        $ (7)
                                                       =====        =====

At fiscal year-ends, the weighted average discount rates and long-term rates for compensation increases used for estimating the benefit obligations and the expected return on plan assets are as follows:

                                          1994         1993         1992
- ------------------------------------------------------------------------
Discount rate                             8.5%         7.0%         8.5%
Rate of increase in compensation levels   5.5%         5.0%         5.5%
Expected long-term return on assets       8.5%         8.5%         8.5%


Plan assets of the U.S. and Puerto Rico plans consist primarily of listed stocks and bonds, repurchase agreements, money market securities, U.S. government securities and stock index derivatives.

The Company provides defined-benefit pension plans in certain foreign countries where required by statute. The Company's funding policy for foreign defined-benefit plans is consistent with the local requirements in each country. Pension expense for 1994, 1993 and 1992 for the foreign plans included the following:

(In millions)                             1994         1993         1992
- -------------------------------------------------------------------------
Service cost-benefits earned
  during the year                         $  5         $  5         $  5
Interest cost of projected
  benefit obligation                         5            6            5
Actual investment (return)
  on plan assets                            (8)          (7)          --
Net amortization and deferral                3            2           (5)
                                          -----        -----        -----
Net pension expense                       $  5         $  6         $  5
                                          =====        =====        =====

The funded status of the foreign defined-benefit plans as of December 31, 1994 and December 25, 1993 is summarized below:

                                                 Assets
                                                 exceed             Accumulated
1994                                        accumulated                benefits
(In millions)                                  benefits           exceed assets
- -------------------------------------------------------------------------------
Vested benefit obligation                        $  (32)                 $   (4)
                                                 =======                 =======
Accumulated benefit obligation                   $  (34)                 $   (9)
                                                 =======                 =======
Projected benefit obligation                     $  (49)                 $  (16)
Fair market value of plan assets                     51                       3
                                                 -------                 -------
Projected benefit obligation less than
  (in excess of) plan assets                          2                     (13)
Unrecognized net loss                                 2                       2
Unrecognized net transition obligation               --                       1
                                                 -------                 -------
Prepaid (accrued) pension costs                  $    4                  $  (10)
                                                 =======                 =======


                                          Assets exceed             Accumulated
1993                                        accumulated                benefits
(In millions)                                  benefits           exceed assets
- -------------------------------------------------------------------------------
Vested benefit obligation                       $  (27)                 $   (3)
                                                =======                 =======
Accumulated benefit obligation                  $  (28)                 $   (7)
                                                =======                 =======
Projected benefit obligation                    $  (39)                 $  (12)
Fair market value of plan assets                    41                       2
                                                -------                 -------
Projected benefit obligation
  less than (in excess of) plan assets               2                     (10)
Unrecognized net transition obligation              --                       1
                                                -------                 -------
Prepaid (accrued) pension costs                 $    2                  $   (9)
                                                =======                 =======

At fiscal year-ends, the weighted average discount rates and long-term rates for compensation increases used for estimating the benefit obligations and the expected return on plan assets are as follows:

                                          1994         1993         1992
- -------------------------------------------------------------------------
Discount rate                         5.5%-14%     5.5%-14%     5.5%-24%
Rate of increase in
  compensation levels                 4.5%-11%     4.5%-11%     4.5%-18%
Expected long-term
  return on assets                    5.5%-14%     5.5%-14%     5.5%-24%

Plan assets of the foreign plans consist primarily of listed stocks, bonds and cash surrender value life insurance policies.

OTHER POSTEMPLOYMENT BENEFITS. As of December 31, 1994, Intel does not offer the types of benefits covered by SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and thus is not affected by this statement. SFAS No. 112, "Employers' Accounting for Postemployment Benefits," does not materially impact the Company.

PAGE 12
COMMITMENTS
The Company leases a portion of its capital equipment and certain of its facilities under leases which expire at various dates through 2003. Rental expense was $38 million in 1994, $35 million in 1993 and $39 million in 1992. Minimum rental commitments under all non-cancelable leases with an initial term in excess of one year are payable as follows: 1995-$16 million; 1996-$14 million; 1997-$11 million; 1998-$8 million; 1999-$5 million; 2000 and beyond- $8 million. Commitments for construction or purchase of property, plant and equipment approximate $1,406 million at December 31, 1994. In connection with certain contract manufacturing arrangements, Intel has minimum purchase commitments of approximately $150 million at December 31, 1994 for flash memories intended for sale.

CONTINGENCIES
In 1991, the Company was sued by Advanced Micro Devices, Inc. (AMD) in the U.S. District Court for the Northern District of California, alleging violations of U.S. antitrust laws and claiming $2 billion damages and requesting treble damages under the antitrust laws. On January 11, 1995, in connection with the settlement of various legal matters between the two companies, the parties agreed to dismiss all claims, counterclaims and defenses raised in this action.

During late 1994, numerous civil lawsuits were filed in the U.S. District Court for the Northern District of California alleging that Intel failed to disclose material information relating to the divide problem in the floating point unit in the Pentium(R) processor, thereby committing violations of various securities laws. In addition, certain officers and directors who sold stock were alleged to have committed acts of insider trading. All cases were dismissed on February 9, 1995.

During the period from November 29, 1994 through December 19, 1994, numerous civil consumer lawsuits were filed in state courts in various states against the Company. Although the complaints differ, these actions generally allege that Intel breached express and implied warranties, engaged in deceptive advertising and otherwise committed consumer fraud by shipping Pentium processors that contained a divide problem in the floating point unit, and by failing to disclose it. The suits seek compensatory and punitive damages of unspecified amounts. In two of the pending cases, plaintiffs have filed a motion for a preliminary injunction, seeking to modify and more widely publicize Intel's replacement policy and other related relief. The Company believes the suits to be without merit and will defend the cases vigorously. Although the ultimate outcome of these suits cannot be determined at this time, management, including internal counsel, does not believe that the outcome of this litigation will have a material adverse effect on the Company's financial position or overall trends in results of operations.

The Company has been named to the California and U.S. federal Superfund lists for three of its sites and has completed, along with two other companies, a Remedial Investigation/Feasibility Study with the U.S. Environmental Protection Agency (EPA) to evaluate the groundwater in a certain area related to one of its sites. The EPA has issued a Record of Decision with respect to a groundwater cleanup plan at that site, including expected costs to complete. Under the California and U.S. federal Superfund statutes, liability for cleanup of this site is joint and several. The Company, however, has reached agreement in principle with those same two companies that significantly limits the Company's liabilities under the proposed cleanup plan. In addition, the Company has done extensive cleanup and studies of its sites. In the opinion of management, including internal counsel, the potential losses to the Company in excess of amounts already accrued arising out of these matters will not have a material adverse effect on the Company's financial position, even if joint and several liability were to be assessed.

The Company is party to various other legal proceedings. In the opinion of management, including internal counsel, these proceedings will not have a material adverse effect on the financial position or overall trends in results of operations of the Company.

INDUSTRY SEGMENT REPORTING
Intel operates in one dominant industry segment: the design, development, manufacture and sale of microcomputer components and related products at various levels of integration. No customer exceeded 10% of revenues in 1994. One significant customer accounted for 10% of revenues in 1993; none did so in 1992. Major operations outside the United States include manufacturing facilities in Ireland, Israel, Malaysia, and the Philippines, and sales subsidiaries in Japan, Asia-Pacific, and throughout Europe and other parts of the world. Summary balance sheet information for operations outside the United States at fiscal year-ends is as follows:

(In millions)                             1994        1993
- ----------------------------------------------------------
Total assets                            $2,940      $2,192
Total liabilities                       $  962      $  637
Net property, plant and equipment       $1,238      $1,042

PAGE 13
Geographic information for the three years ended December 31, 1994 is presented in the following table. Transfers between geographic areas are accounted for at amounts that are generally above cost and consistent with the rules and regulations of governing tax authorities. Such transfers are eliminated in the consolidated financial statements. Operating income by geographic segment does not include an allocation of general corporate expenses. Identifiable assets are those that can be directly associated with a particular geographic area. Corporate assets include cash and cash equivalents, short-term investments, deferred tax assets, other current assets, long-term investments and certain other assets.

                  Sales to      Transfers
(In millions) unaffiliated   between geo-           Net      Operating  Identifiable
1994             customers  graphic areas      revenues         income        assets
- -------------------------------------------------------------------------------------
United States      $ 5,826        $ 4,561       $10,387        $ 2,742       $ 7,771
Europe               3,158            380         3,538            418         1,733
Japan                  944             61         1,005            125           343
Asia-Pacific         1,593          1,021         2,614            154           540
Other                   --            639           639            378           324
Eliminations            --         (6,662)       (6,662)           179        (1,878)
Corporate               --             --            --           (609)        4,983
                    -------        -------       -------        -------       -------
Consolidated       $11,521        $    --       $11,521        $ 3,387       $13,816
                    =======        =======       =======        =======       =======

1993
- -------------------------------------------------------------------------------------
United States      $ 4,416        $ 3,406       $ 7,822        $ 2,896       $ 5,379
Europe               2,476             51         2,527            309         1,214
Japan                  678            119           797            108           351
Asia-Pacific         1,212            745         1,957            132           420
Other                   --            566           566            348           207
Eliminations            --         (4,887)       (4,887)            85        (1,123)
Corporate               --             --            --           (486)        4,896
                    -------        -------       -------        -------       -------
Consolidated       $ 8,782        $    --       $ 8,782        $ 3,392       $11,344
                    =======        =======       =======        =======       =======

1992
- -------------------------------------------------------------------------------------
United States      $ 3,018        $ 2,339       $ 5,357        $ 1,313       $ 3,761
Europe               1,435             47         1,482            160           937
Japan                  452             71           523             54           282
Asia-Pacific           939            595         1,534            127           321
Other                   --            444           444            269           175
Eliminations            --         (3,496)       (3,496)            28          (751)
Corporate               --             --            --           (461)        3,364
                    -------        -------       -------        -------       -------
Consolidated       $ 5,844        $    --       $ 5,844        $ 1,490       $ 8,089
                    =======        =======       =======        =======       =======

Supplemental information (unaudited)
Quarterly information for the two years ended December 31, 1994 is presented on page 31.


PAGE 14
REPORT OF ERNST & YOUNG LLP
Independent auditors
The Board of Directors and Stockholders, Intel Corporation

We have audited the accompanying consolidated balance sheets of Intel Corporation as of December 31, 1994 and December 25, 1993, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intel Corporation at December 31, 1994 and December 25, 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.


                                                           /s/Ernst & Young LLP


San Jose, California
January 16, 1995

PAGE 15
FINANCIAL SUMMARY
Ten years ended December 31, 1994

                                                                            Additions to
                         Net investment                Long-term     Stock     property,
                            in property,      Total   debt & put   holders         plant
(In millions)             plant & equip.     assets     warrants    equity     equipment
- ----------------------------------------------------------------------------------------
1994                            $ 5,367    $13,816       $ 1,136   $ 9,267       $ 2,441
1993                            $ 3,996    $11,344       $ 1,114   $ 7,500       $ 1,933
1992                            $ 2,816    $ 8,089       $   622   $ 5,445       $ 1,228
1991                            $ 2,163    $ 6,292       $   503   $ 4,418       $   948
1990                            $ 1,658    $ 5,376       $   345   $ 3,592       $   680
1989                            $ 1,284    $ 3,994       $   412   $ 2,549       $   422
1988                            $ 1,122    $ 3,550       $   479   $ 2,080       $   477
1987                            $   891    $ 2,499       $   298   $ 1,276       $   302
1986                            $   779    $ 1,977       $   287   $ 1,245       $   155
1985                            $   848    $ 2,153       $   271   $ 1,421       $   236

                        Cost                Operating       Net    Earnings   Dividends
              Net         of    Research &     income    income      (loss)    declared
         revenues      sales   development     (loss)    (loss)   per share   per share
- ---------------------------------------------------------------------------------------
(In millions-- except per share amounts

1994     $11,521    $ 5,576        $ 1,111    $ 3,387   $ 2,288     $  5.24      $ 0.23
1993     $ 8,782    $ 3,252        $   970    $ 3,392   $ 2,295     $  5.20      $ 0.20
1992     $ 5,844    $ 2,557        $   780    $ 1,490   $ 1,067     $  2.49      $ 0.10
1991     $ 4,779    $ 2,316        $   618    $ 1,080   $   819     $  1.96          --
1990     $ 3,921    $ 1,930        $   517    $   858   $   650     $  1.60          --
1989     $ 3,127    $ 1,721        $   365    $   557   $   391     $  1.04          --
1988     $ 2,875    $ 1,506        $   318    $   594   $   453     $  1.26          --
1987     $ 1,907    $ 1,044        $   260    $   246   $   248     $  0.69          --
1986     $ 1,265    $   861        $   228    $  (195)  $  (203)    $ (0.58)         --
1985     $ 1,365    $   943        $   195    $   (60)  $     2     $  0.00          --

PAGE 16
                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                     of financial condition and results of operations

RESULTS OF OPERATIONS
Intel's net revenues reached a new high in 1994, rising by 31% from 1993 to 1994 and by 50% from 1992 to 1993, driven by a robust PC market and an ongoing shift in demand toward more powerful microprocessors. Higher volumes of increasingly faster, more advanced microprocessors, partially offset by lower average selling prices, were responsible for most of the growth in revenues from 1992 through 1994. The Pentium(R) processor, introduced in 1993, ramped into high volume in 1994 and was the major factor in Intel's overall revenue growth from 1993 to 1994. Increased sales of newer members of the Intel486(TM) microprocessor family, such as the IntelDX2(TM) processor, drove the revenue growth from 1992 to 1993.

Higher volumes of motherboard and chipset products also contributed significantly to the increase in revenues from 1993 to 1994 and helped enable the successful Pentium processor ramp. Flash memory revenues increased throughout the 1992-1994 period, although not at rates previously expected. Sales of system platforms, networking and communications products, and embedded control products also grew, especially from 1992 to 1993. Growing demand and production for the Intel486 microprocessor family resulted in a sharp decline in sales of the mature Intel386(TM) CPU family from 1992 to 1993 (graph omitted).

Gross margin for the fourth quarter of 1994 included the impact of a $475 million charge, primarily to cost of sales, to cover replacement costs, replacement material and inventory writedown related to a divide problem in the floating point unit of the Pentium processor. Cost of sales increased by 71% from 1993 to 1994 and by 27% from 1992 to 1993. Cost of sales grew at a faster rate than revenues during 1993 and 1994, although gross margin dollar contribution generally continued to rise. In addition to the one-time charge for the Pentium processor floating point problem, growth in cost of sales was driven by higher unit volumes, shifts in product mix and costs associated with initiating production at new factories. As a result of these factors and the revenue trends described above, gross margin percentage declined to 52% in 1994 (37% in the fourth quarter of 1994), compared to 63% in 1993.

Sales of the Intel486 microprocessor family comprised a majority of the Company's revenues and a substantial majority of its gross margin during 1992, 1993 and 1994. While Intel reached its goal of shipping 6-7 million Pentium processors later than anticipated, a significant and growing portion of the Company's revenues and margins were derived from sales of the Pentium processor family in 1994. The Pentium processor family comprised 23% of Intel's microprocessor unit shipments to the desktop computer market segment in the fourth quarter of 1994. If current trends continue, quarterly volumes of the Pentium processor family could surpass those of the Intel486 microprocessor family during 1995.

Research and development spending grew by 15% from 1993 to 1994, as the Company continued to invest in internal programs, particularly for microprocessor technology development. Increased spending for strategic marketing programs, including media merchandising and the Company's Intel Inside(R) cooperative advertising program, drove the 24% increase in marketing, general and administrative expenses from 1993 to 1994. Spending in the fourth quarter of 1994 included the greater part of an $80 million Pentium processor merchandising program (graph omitted).

Interest expense increased by $7 million from 1993 to 1994, primarily due to higher average interest rates on borrowings, partially offset by higher interest capitalization resulting from increased facility construction programs. The decrease in interest expense from 1992 to 1993 was mainly due to lower average interest rates on borrowings.

Interest and other income increased by $85 million from 1993 to 1994, mainly due to higher average rates on investments in 1994, gains related to the settlement of various insurance claims in 1994, and higher foreign exchange gains and investment balances in 1994. Interest and other income in 1993 includes gains of $27 million from the sale of certain foreign benefits related to an expansion in Ireland. Interest and other income in 1992 was reduced by a $15 million charge to income to cover damages payable to Advanced Micro Devices, Inc. (AMD) as part of an arbitration decision (graph omitted).

It is the general practice of the Company to enter into investments and corresponding interest rate swaps to enhance the yield on its investment portfolio without increasing risk. The Company enters into forward contracts, options and swaps to hedge currency, market and interest rate exposures (see "Notes to Consolidated Financial Statements"). Gains and losses on these instruments are offset by those on the underlying hedged transactions; as a result, there was no material net impact on the Company's financial results during 1992-1994.

PAGE 17
The effective income tax rate rose to 36.5% in 1994 compared to 35.0% and 32.0% in 1993 and 1992, respectively. The rate increases from 1993 to 1994 resulted from the fact that tax credits have not grown as rapidly as overall pretax income. This factor, together with an increase in the federal statutory rate, also led to an increase in the effective tax rate from 1992 to 1993. The adoption of SFAS No. 109, "Accounting for Income Taxes," effective at the beginning of 1993, had no material impact on Intel's financial statements.

FINANCIAL CONDITION
The Company's financial condition remains very strong. As of December 31, 1994, total cash and short- and long-term investments totaled $4.54 billion, essentially unchanged from December 25, 1993. Cash generated from operating activities rose to $2.98 billion in 1994 compared to $2.80 billion and $1.64 billion in 1993 and 1992, respectively.

Investing activities consumed $2.90 billion in cash during 1994, compared to $3.34 billion during 1993 and $1.48 billion during 1992. Capital expenditures increased substantially in both 1993 and 1994, as the Company continued to invest in the property, plant and equipment needed for future business requirements, including manufacturing capacity. The Company expects to expend approximately $2.9 billion for capital additions in 1995 and had committed approximately $1.41 billion for the construction or purchase of property, plant and equipment as of December 31, 1994 (graph omitted).

The Company used $557 million for financing activities in 1994, while $352 million and $168 million were provided in 1993 and 1992, respectively. Major financing applications of cash in 1994 included stock repurchases of $658 million, including $65 million for put warrant exercises, and the early retirement of the Company's 8 1/8% debt. Sources of financing in 1993 included the Company's public offering of the 1998 Step-Up Warrants, which resulted in proceeds of $287 million.

As part of its authorized stock repurchase program, the Company had the potential obligation at the end of 1994 to buy back 12.5 million shares of its Common Stock at an aggregate price of $744 million under outstanding put warrants.

Other sources of liquidity include combined credit lines and authorized commercial paper borrowings of $1.74 billion, only $68 million of which was outstanding at December 31, 1994. The Company also maintains the ability to issue an aggregate of approximately $1.4 billion in debt, equity and other securities under SEC shelf registration statements. The Company believes that it has the financial resources needed to meet business requirements in the foreseeable future, including capital expenditures, strategic operating expenses, the dividend program and the Pentium processor replacement program.

OUTLOOK
Future trends for revenue and profitability continue to be difficult to predict. The Company faces a number of risks and uncertainties, including business conditions and growth in the personal computer industry and general economy; competitive factors, including rival chip architectures, imitators of the Company's key microprocessors, and price pressures; manufacturing capacity; and ongoing litigation involving Intel intellectual property.

Intel believes that the $475 million pretax charge taken in the fourth quarter to cover the divide problem in the floating point unit of the Pentium processor will be sufficient to cover all associated replacement and inventory costs. The Company has completed a full manufacturing transition to the updated Pentium processor.

Based on the current case law, Intel's competitors can design microprocessors that are compatible with Intel microprocessors and avoid Intel patent rights through the use of foundry services that have licenses with Intel. Furthermore, as part of a recent agreement between Intel and AMD to settle all outstanding legal disputes between the two companies, Intel licensed AMD to copy the microcode in the Intel386 and Intel486 microprocessors. However, AMD agreed that it has no right to copy the microcode in the Pentium processor and future microprocessors. The net effect of this situation (i.e., case law and the AMD settlement) is that while it is possible for competitors to imitate the functionality of Intel processors, future imitations are not expected to be as close an imitation as were the Am386* and Am486* products from AMD. Competitors' products may add features and increase performance.

Management, including internal counsel, does not believe that the outcome of lawsuits currently facing Intel will have a material adverse effect on the Company's financial position or overall trends in results of operations (see "Contingencies" in "Notes to Consolidated Financial Statements"). However, were an unfavorable ruling to occur in any quarterly period, there exists the possibility of a material impact on the net income of that period. Management believes, given the Company's current liquidity and cash and investments balances, that even an adverse judgement would not have a material impact on cash and investments or liquidity.

As part of its strategic goal to double performance at major system price points, the Company cut microprocessor prices aggressively and systematically in 1994, and this trend may continue in 1995. Future distortion of price maturity curves could occur as imitation products enter the market in significant volume or alternative architectures gain market acceptance. The outlook for Pentium processor shipments in 1995 remains dependent on several business factors, including continued success in the manufacturing ramp and market demand, including microprocessor product mix.

PAGE 18
Gross margin percentage trended downward during 1993 and 1994, although gross margin dollar contribution has generally continued to increase on a quarterly basis. Except for the one-time charge for the Pentium processor divide problem, the factors impacting cost of sales growth (discussed above) are expected to continue. Research and development and marketing spending is expected to continue to grow, as the Company regards these expenditures as critical to future business success. The Company expects its tax rate to increase to 37% for 1995.

Intel's stock price is subject to significant volatility. If revenues or earnings fail to meet expectations of the investment community, there could be an immediate and significant impact on the trading price for the Company's stock. Because of stock market forces beyond Intel's control and the nature of Intel's business, such shortfalls can be sudden.

The Company believes it has the product portfolio and financial and technological resources necessary for continued success, but revenue and profitability trends cannot be precisely determined at this time.

                           FINANCIAL INFORMATION BY QUARTER
                                      (unaudited)

(in millions--except per share and price data)
1994 for quarter ended                        December 31    October 1       July 2      April 2
- ------------------------------------------------------------------------------------------------
Net revenues                                      $ 3,228      $ 2,863      $ 2,770      $ 2,660
Cost of sales                                     $ 2,023      $ 1,273      $ 1,156      $ 1,124
Net income                                        $   372(A)   $   659      $   640      $   617
Earnings per share                                $   .86      $  1.52      $  1.46      $  1.40
Dividends per share(B)   Declared                 $   .06      $   .06      $   .06      $   .05
                         Paid                     $   .06      $   .06      $   .05      $   .05
Market price range Common Stock(C)   High         $ 66.13      $ 67.25      $ 70.63      $ 72.25
                                     Low          $ 57.81      $ 56.50      $ 57.50      $ 61.25
Market price range Step-Up Warrants(C)  High      $ 15.00      $ 16.00      $ 18.44      $ 19.50
                                        Low       $ 12.31      $ 13.00      $ 13.00      $ 15.13

(in millions--except per share and price data)
1993 for quarter ended                        December 25 September 25      June 26     March 27
- ------------------------------------------------------------------------------------------------
Net revenues                                      $ 2,389      $ 2,240      $ 2,130      $ 2,023
Cost of sales                                     $   935      $   833      $   766      $   718
Net income                                        $   594(D)   $   584      $   569      $   548
Earnings per share                                $  1.35      $  1.33      $  1.30      $  1.24
Dividends per share(B)   Declared                 $   .05      $   .05      $   .05      $   .05
                         Paid                     $   .05      $   .05      $   .05      $   .05
Market price range Common Stock(C)   High         $ 73.25      $ 68.75      $ 58.75      $ 59.94
                                     Low          $ 56.25      $ 50.00      $ 43.69      $ 43.25
Market price range Step-Up Warrants(C)   High     $ 19.94      $ 17.63      $ 14.31      $ 14.69
                                         Low      $ 13.75      $ 11.25      $  9.44      $ 13.13

(A) Net income for the fourth quarter of 1994 was impacted by a $475 million pretax charge to revenue and cost of sales to cover replacement and other costs associated with a divide problem in the floating point unit of the Company's Pentium processor.
(B) Intel plans to continue its dividend program. However, dividends are dependent on future earnings, capital requirements and financial condition.
(C)     Intel's Common Stock (symbol INTC) and 1998 Step-Up Warrants
        (symbol INTCW) are traded on Nasdaq and quoted in the Wall Street Journal and other newspapers. Intel's Common Stock also trades on the Zurich, Basel and Geneva, Switzerland exchanges. At December 31, 1994, there were approximately 39,900 holders of Common Stock. All stock and warrant prices are closing prices per the Nasdaq National Market System.
(D) Interest and other income for the fourth quarter of 1993 included gains of $27 million from the sale of certain foreign benefits related to the Company's Ireland expansion.



PAGE 19
GRAPHICS APPENDIX LIST*

* In this Appendix, the following descriptions of graphs on pages 29 and 30 of the Company's 1994 Annual Report to Stockholders that are omitted from the EDGAR text are more specific with respect to the actual amounts and percentages than can be determined from the graphs themselves.

The Company submits such more specific descriptions only for the purpose of complying with EDGAR requirements for transmitting this Annual Report on Form 10-K; such more specific descriptions are not intended in any way to provide information that is additional to that otherwise provided in the 1994 Annual Report to Stockholders.

REVENUES AND INCOME
(Dollars in millions)                               1992      1993      1994
                                                  ------    ------    ------
Net revenues                                       5,844     8,782    11,521
Net income                                         1,067     2,295     2,288


COSTS AND EXPENSES
(Percent of revenues)                              1992      1993      1994
                                                 ------    ------    ------
Cost of sales                                       44%       37%       48%
R&D                                                 13%       11%       10%
Marketing and G&A                                   17%       13%       13%


OTHER INCOME AND EXPENSE
(Dollars in millions)                              1992      1993      1994
                                                 ------    ------    ------
Interest and other income                           133       188       273
Interest expense                                     54        50        57



CASH AND INVESTMENTS
(Dollars in billions)                                        1993      1994
                                                           ------    ------
Cash and cash equivalents                                   1.659     1.180
Short-term investments                                      1.477     1.230
Long-term investments                                       1.416     2.127