Form 10-K, Exhibit 13
period 1995-12-30
INTEL CORP
filed 1996-03-29
CIK 50863

Exhibit 13

Consolidated Statements Of Income
Three years ended December 30, 1995
(In millions--except per share amounts)

                                              1995          1994          1993
                                           -------       -------       -------
Net revenues                               $16,202       $11,521       $ 8,782
                                           -------       -------       -------
Cost of sales                                7,811         5,576         3,252
Research and development                     1,296         1,111           970
Marketing, general and
  administrative                             1,843         1,447         1,168
                                           -------       -------       -------
Operating costs and expenses                10,950         8,134         5,390
                                           -------       -------       -------
Operating income                             5,252         3,387         3,392
Interest expense                               (29)          (57)          (50)
Interest income and other, net                 415           273           188
                                           -------       -------       -------
Income before taxes                          5,638         3,603         3,530
Provision for taxes                          2,072         1,315         1,235
                                           -------       -------       -------
Net income                                 $ 3,566       $ 2,288       $ 2,295
                                           =======       =======       =======
Earnings per common and
  common equivalent share                  $  4.03       $  2.62       $  2.60
                                           =======       =======       =======
Weighted average common and
  common equivalent shares
  outstanding                                  884           874           882
                                           =======       =======       =======

See accompanying notes.


Consolidated Balance Sheets
December 30, 1995 and December 31, 1994
(In millions--except per share amounts)

                                                            1995          1994
                                                         -------       -------
Assets
Current assets:
     Cash and cash equivalents                           $ 1,463       $ 1,180
     Short-term investments                                  995         1,230
     Accounts receivable, net of allowance for
       doubtful accounts of $57 ($32 in 1994)              3,116         1,978
     Inventories                                           2,004         1,169
     Deferred tax assets                                     408           552
     Other current assets                                    111            58
                                                         -------       -------
Total current assets                                       8,097         6,167
                                                         -------       -------
Property, plant and equipment:
     Land and buildings                                    3,145         2,292
     Machinery and equipment                               7,099         5,374
     Construction in progress                              1,548           850
                                                         -------       -------
                                                          11,792         8,516
     Less accumulated depreciation                         4,321         3,149
                                                         -------       -------
Property, plant and equipment, net                         7,471         5,367
                                                         -------       -------
Long-term investments                                      1,653         2,127
Other assets                                                 283           155
                                                         -------       -------
     Total assets                                        $17,504       $13,816
                                                         =======       =======
Liabilities and stockholders' equity
Current liabilities:
     Short-term debt                                     $   346       $   517
     Accounts payable                                        864           575
     Deferred income on shipments to distributors            304           269
     Accrued compensation and benefits                       758           588
     Accrued advertising                                     218           108
     Other accrued liabilities                               328           538
     Income taxes payable                                    801           429
                                                         -------       -------
Total current liabilities                                  3,619         3,024
                                                         -------       -------
Long-term debt                                               400           392
Deferred tax liabilities                                     620           389
Put warrants                                                 725           744
Commitments and contingencies
Stockholders' equity:
     Preferred Stock, $.001 par value, 50 shares
       authorized; none issued                                --            --
     Common Stock, $.001 par value, 1,400 shares
       authorized; 821 issued and outstanding in
       1995 (827 in 1994) and capital in excess
       of par value                                        2,583         2,306
     Retained earnings                                     9,557         6,961
                                                         -------       -------
Total stockholders' equity                                12,140         9,267
                                                         -------       -------
     Total liabilities and stockholders' equity          $17,504       $13,816
                                                         =======       =======

See accompanying notes.

Consolidated Statements Of Cash Flows
Three years ended December 30, 1995
(In millions)                                 1995          1994          1993
                                           -------       -------       -------
Cash and cash equivalents,
  beginning of year                        $ 1,180       $ 1,659       $ 1,843
                                           =======       =======       =======
Cash flows provided by (used for)
  operating activities:
Net income                                   3,566         2,288         2,295
Adjustments to reconcile net income to
  net cash provided by (used for)
  operating activities:
     Depreciation                            1,371         1,028           717
     Net loss on retirements of property,
       plant and equipment                      75            42            36
     Amortization of debt discount               8            19            17
     Change in deferred tax assets and
       liabilities                             346          (150)           12
Changes in assets and liabilities:
     (Increase) in accounts receivable      (1,138)         (530)         (379)
     (Increase) in inventories                (835)         (331)         (303)
     (Increase) in other assets               (241)          (13)          (68)
     Increase in accounts payable              289           148           146
     Tax benefit from employee stock plans     116            61            68
     Increase in income taxes payable          372            38            32
     Increase in accrued compensation and
       benefits                                170            44           109
     (Decrease) increase in other
       liabilities                             (73)          337           119
                                           -------       -------       -------
     Total adjustments                         460           693           506
                                           -------       -------       -------
Net cash provided by operating activities    4,026         2,981         2,801
                                           =======       =======       =======
Cash flows provided by (used for)
  investing activities:
     Additions to property, plant and
       equipment                            (3,550)       (2,441)       (1,933)
     Purchases of long-term,
       available-for-sale investments         (129)         (975)       (1,165)
     Sales of long-term,
       available-for-sale investments          114            10             5
     Maturities and other changes in
       available-for-sale investments, net     878           503          (244)
                                           -------       -------       -------
Net cash (used for) investing activities    (2,687)       (2,903)       (3,337)
                                           =======       =======       =======
Cash flows provided by (used for)
  financing activities:
     (Decrease) increase in short-term
       debt, net                              (179)          (63)          197
     Additions to long-term debt                --           128           148
     Retirement of long-term debt               (4)          (98)           --
     Proceeds from sales of shares through
       employee stock plans and other          192           150           133
     Proceeds from sale of Step-Up
       Warrants, net                            --            --           287
     Proceeds from sales of put warrants,
       net of repurchases                       85            76            62
     Repurchase and retirement of
       Common Stock                         (1,034)         (658)         (391)
     Payment of dividends to stockholders     (116)          (92)          (84)
                                           -------       -------       -------
Net cash (used for) provided by financing
  activities                                (1,056)         (557)          352
                                           =======       =======       =======
Net increase (decrease) in cash and cash
  equivalents                                  283          (479)         (184)
                                           =======       =======       =======
Cash and cash equivalents, end of year     $ 1,463       $ 1,180       $ 1,659
                                           =======       =======       =======
Supplemental disclosures of cash flow
  information:
Cash paid during the year for:
     Interest                              $   182       $    76       $    39
     Income taxes                          $ 1,209       $ 1,366       $ 1,123

Cash paid for interest in 1995 includes approximately $108 million of accumulated interest on Zero Coupon Notes that matured in 1995.

See accompanying notes.


Consolidated Statements Of Stockholders' Equity

                                        Common Stock
                                   and capital in excess
                                        of par value
                                    -------------------
Three years ended December 30, 1995   Number              Retained
(In millions)                       of shares    Amount   earnings     Total
                                    ---------  ---------  ---------  ---------
Balance at December 26, 1992             837    $ 1,776    $ 3,669    $ 5,445

Proceeds from sales of shares
  through employee stock plans,
  tax benefit of $68 and other            14        201         --        201
Proceeds from sales of put warrants       --         62         --         62
Reclassification of put warrant
  obligation, net                         --        (37)      (278)      (315)
Proceeds from sale of Step-Up Warrants    --        287         --        287
Repurchase and retirement of Common
  Stock                                  (14)       (95)      (296)      (391)
Cash dividends declared
  ($.10 per share)                        --         --        (84)       (84)
Net income                                --         --      2,295      2,295
                                     -------    -------    -------    -------
Balance at December 25, 1993             837      2,194      5,306      7,500

Proceeds from sales of shares through
  employee stock plans, tax benefit of
  $61 and other                           12        215         --        215
Proceeds from sales of put warrants       --         76         --         76
Reclassification of put warrant
  obligation, net                         --        (15)      (106)      (121)
Repurchase and retirement of
  Common Stock                           (22)      (164)      (429)      (593)
Redemption of Common Stock
  Purchase Rights                         --         --         (2)        (2)
Cash dividends declared
  ($.115 per share)                       --         --        (96)       (96)
Net income                                --         --      2,288      2,288
                                     -------    -------    -------    -------
Balance at December 31, 1994             827      2,306      6,961      9,267

Proceeds from sales of shares
  through employee stock plans,
  tax benefit of $116 and other           13        310         --        310
Proceeds from sales of put warrants       --         85         --         85
Reclassification of put warrant
  obligation, net                         --         61        (42)        19
Repurchase and retirement of
  Common Stock                           (19)      (179)      (855)    (1,034)
Cash dividends declared
  ($.15 per share)                        --         --       (124)      (124)
Unrealized gain on
  available-for-sale investments, net     --         --         51         51
Net income                                --         --      3,566      3,566
                                     -------    -------    -------    -------
Balance at December 30, 1995             821    $ 2,583    $ 9,557    $12,140
                                     =======    =======    =======    =======

See accompanying notes.


Notes To Consolidated Financial Statements

Accounting policies
Fiscal year. Intel Corporation ("Intel" or "the Company") has a fiscal year that ends the last Saturday in December. Fiscal years 1995 and 1993, each 52-week years, ended on December 30 and 25, respectively. Fiscal 1994 was a 53-week year and ended on December 31, 1994. The next 53-week year will end on December 30, 2000.
Basis of presentation. The consolidated financial statements include the accounts of Intel and its wholly owned subsidiaries. Significant intercompany accounts and transactions have been eliminated. Accounts denominated in foreign currencies have been remeasured into the functional currency in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation," using the U.S. dollar as the functional currency.
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investments. Highly liquid investments with insignificant interest rate risk and with original maturities of three months or less are classified as cash and cash equivalents. Investments with maturities greater than three months and less than one year are classified as short-term investments. Investments with maturities greater than one year are classified as long-term investments. The Company accounts for investments in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective as of the beginning of fiscal 1994. The Company's policy is to protect the value of its investment portfolio and to minimize principal risk by earning returns based on current interest rates. All of the Company's marketable investments are classified as available-for-sale as of the balance sheet date and are reported at fair value, with unrealized gains and losses, net of tax, recorded in Stockholders' equity. The cost of securities sold is based on the specific identification method. Realized gains or losses and declines in value, if any, judged to be other than temporary on available-for-sale securities are reported in other income or expense. Investments in non-marketable instruments are recorded at the lower of cost or market and included in other assets.
Fair values of financial instruments. Fair values of cash and cash equivalents, short-term investments and short-term debt approximate cost due to the short period of time to maturity. Fair values of long-term investments, long-term debt, non-marketable instruments, swaps, currency forward contracts, currency options and options hedging non-marketable instruments are based on quoted market prices or pricing models using current market rates.
Derivative financial instruments. The Company utilizes derivative financial instruments to reduce financial market risks. These instruments are used to hedge foreign currency, equity and interest rate market exposures of underlying assets, liabilities and other obligations. The Company does not use derivative financial instruments for speculative or trading purposes. The Company's accounting policies for these instruments are based on the Company's designation of such instruments as hedging transactions. The criteria the Company uses for designating an instrument as a hedge include its effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. Gains and losses on currency forward contracts, and options that are designated and effective as hedges of anticipated transactions, for which a firm commitment has been attained, are deferred and recognized in income in the same period that the underlying transactions are settled. Gains and losses on currency forward contracts, options and swaps that are designated and effective as hedges of existing transactions are recognized in income in the same period as losses and gains on the underlying transactions are recognized and generally offset. Gains and losses on options hedging investments in non-marketable instruments are deferred and recognized in income in the same period as the hedges mature or when the underlying transaction is sold, whichever comes first. Income or expense on swaps is accrued as an adjustment to the yield of the related investments or debt they hedge. Inventories. Inventories are stated at the lower of cost or market. Cost is computed on a currently adjusted standard basis (which approximates actual cost on a current average or first-in, first-out basis). Inventories at fiscal year-ends were as follows:

(In millions)                                               1995          1994
                                                         -------       -------
Materials and purchased parts                            $   674       $   345
Work in process                                              707           528
Finished goods                                               623           296
                                                         -------       -------
Total                                                    $ 2,004       $ 1,169
                                                         =======       =======

Property, plant and equipment. Property, plant and equipment are stated at cost. Depreciation is computed for financial reporting purposes principally by use of the straight-line method over the following estimated useful lives: machinery and equipment, 2-4 years; land and buildings, 4-45 years.
The Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," effective as of the beginning of fiscal 1995. This adoption had no material effect on the Company's financial statements. Deferred income on shipments to distributors. Certain of the Company's sales are made to distributors under agreements allowing price protection and/or right of return on merchandise unsold by the distributors. Because of frequent sales price reductions and rapid technological obsolescence in the industry, Intel defers recognition of such sales until the merchandise is sold by the distributors.
Advertising. Cooperative advertising obligations are accrued and the costs expensed at the same time the related revenue is recognized. All other advertising costs are expensed as incurred. The Company does not incur any direct-response advertising costs. Advertising expense was $654 million, $459 million and $325 million in 1995, 1994 and 1993, respectively.
Interest. Interest as well as gains and losses related to contractual agreements to hedge certain investment positions and debt (see "Derivative financial instruments") are recorded as net interest income or expense on a monthly basis. Interest expense capitalized as a component of construction costs was $46 million, $27 million and $8 million for 1995, 1994 and 1993, respectively.
Earnings per common and common equivalent share. Earnings per common and common equivalent share are computed using the weighted average number of outstanding common and dilutive common equivalent shares outstanding. Fully diluted earnings per share have not been presented as part of the consolidated statements of income because the differences are insignificant.
Stock distribution. On June 16, 1995, the Company effected a stock distribution in the form of a two-for-one stock split to stockholders of record as of May 19, 1995. Share, per share, Common Stock, capital in excess of par value, stock option and warrant amounts herein have been restated to reflect the effect of this split.
Common Stock
1998 Step-Up Warrants. In 1993, the Company issued 40 million 1998 Step-Up Warrants to purchase 40 million shares of Common Stock. This transaction resulted in an increase of $287 million in Common Stock and capital in excess of par value, representing net proceeds from the offering. The Warrants became exercisable in May 1993 at an effective price of $35.75 per share of Common Stock, subject to annual increases to a maximum price of $41.75 per share effective in March 1997. As of December 30, 1995, approximately 40 million Warrants were exercisable at a price of $38.75 and expire on March 14, 1998 if not previously exercised. For 1995, the Warrants had a dilutive effect on earnings per share and represented approximately
11 million common equivalent shares. The Warrants did not have a dilutive effect on earnings per share in 1994 or 1993.
Stock repurchase program. In 1990, the Board of Directors authorized the repurchase of up to 80 million shares of Intel's Common Stock in open market or negotiated transactions. The Board increased this authorization to a maximum of 110 million shares in July 1994. As of December 30, 1995, the Company had repurchased and retired approximately 68 million shares for the program to date at a cost of $2.19 billion. As of December 30, 1995, after reserving shares to cover outstanding put warrants, 29.9 million shares remained available under the repurchase authorization.
Put warrants
In a series of private placements from 1991 through 1995, the Company sold put warrants that entitle the holder of each warrant to sell one share of Common Stock to the Company at a specified price. Activity during the past three years is summarized as follows:

                                                        Put warrants
                                                        outstanding
                               Cumulative        ---------------------------
                                  premium        Number of        Potential
(In millions)                    received         warrants        obligation
----------------------------------------------------------------------------
December 26, 1992                    $ 56             28.0             $373
Sales                                  62             21.6              561
Expirations                            --            (20.0)            (246)
                                   ------           ------           ------
December 25, 1993                     118             29.6              688
Sales                                  76             25.0              744
Exercises                              --             (2.0)             (65)
Expirations                            --            (27.6)            (623)
                                   ------           ------           ------
December 31, 1994                     194             25.0              744
Sales                                  85             17.5              925
Repurchases                            --             (5.5)            (201)
Expirations                            --            (25.0)            (743)
                                   ------           ------           ------
December 30, 1995                    $279             12.0             $725
                                   ======           ======           ======

The amount related to Intel's potential repurchase obligation has been reclassified from stockholders' equity to put warrants. The 12 million put warrants outstanding at December 30, 1995 expire on various dates between February 1996 and November 1996 and have exercise prices ranging from $38 to $68 per share, with an average exercise price of $60 per share. There is no significant dilutive effect on earnings per share for the periods presented. Borrowings
Short-term debt. Short-term debt and weighted average interest rates at fiscal year-ends were as follows:

                                 1995                         1994
                        -----------------------       -----------------------
                                       Weighted                      Weighted
                                        average                       average
(In millions)           Balance   interest rate       Balance   interest rate
-----------------------------------------------------------------------------
Borrowed under
  lines of credit        $   57            3.2%        $   68            3.2%
Reverse repurchase
  agreements payable
  in non-U.S. currencies    124            9.2%            99            8.0%
Notes payable                 2            4.7%             5            4.7%
Short-term portion
  of long-term debt          --              --           179           11.8%
Drafts payable              163             N/A           166             N/A
                         ------                        ------
Total                    $  346                        $  517
                         ======                        ======

At December 30, 1995, the Company had established foreign and domestic lines of credit of approximately $1.16 billion. The Company generally renegotiates these lines annually. Compensating balance requirements are not material.
The Company also borrows under commercial paper programs. Maximum borrowings reached $700 million during both 1995 and 1994. This debt is rated A1+ by Standard and Poor's and P1 by Moody's. Proceeds are used to fund short-term working capital needs.

Long-term debt. Long-term debt at fiscal year-ends was as follows:

(In millions)                                               1995          1994
                                                         -------       -------
Payable in U.S. dollars:
AFICA Bonds due 2013 at 4%                               $   110       $   110
Zero Coupon Notes due 1995 at 11.8%,
  net of unamortized discount of $8 in 1994                   --           179
Other U.S. dollar debt                                         4             4
Payable in other currencies:
     Irish punt due 2008-2024 at 6%-12%                      240           228
     Greek drachma due 2001                                   46            46
     Other foreign currency debt                              --             4
(Less short-term portion)                                     --          (179)
                                                         -------       -------
Total                                                    $   400       $   392
                                                         =======       =======

The Company has guaranteed repayment of principal and interest on the AFICA Bonds issued by the Puerto Rico Industrial, Medical and Environmental Pollution Control Facilities Financing Authority (AFICA). The bonds are adjustable and redeemable at the option of either the Company or the bondholder every five years through 2013 and are next adjustable and redeemable in 1998. The Zero Coupon Notes matured during 1995. The Irish punt borrowings were made in connection with the financing of a factory in Ireland, and Intel has invested the proceeds in Irish punt denominated instruments of similar maturity to hedge foreign currency and interest rate exposures. The Greek drachma borrowings were made under a tax incentive program in Ireland, and the proceeds and cash flows have been swapped to U.S. dollars.
In 1994, the Company filed a shelf registration statement with the Securities and Exchange Commission (SEC) that became effective in 1995. When combined with previous shelf registration statements, this filing gave Intel the authority to issue up to $3.3 billion in the aggregate of Common Stock, Preferred Stock, depositary shares, debt securities and warrants to purchase the Company's or other issuers' Common Stock, Preferred Stock and debt securities, and, subject to certain limits, stock index warrants and foreign currency exchange units.
In 1993, Intel completed an offering of Step-Up Warrants (see "1998 Step-Up Warrants"). The Company may issue up to $1.4 billion in additional securities under effective registration statements.
As of December 30, 1995, aggregate debt maturities were as follows: 1996-none; 1997-none; 1998-$110 million; 1999-none; 2000-none; and thereafter-$290 million.

Investments
The stated return on a majority of the Company's marketable investments in long-term fixed rate debt and equity securities are swapped to U.S. dollar LIBOR-based returns. The currency risks of investments denominated in foreign currencies are hedged with foreign currency borrowings, currency forward contracts or currency interest rate swaps (see "Derivative financial instruments" under "Accounting policies").
Investments with maturities of greater than six months consist primarily of A and A2 or better rated financial instruments and counterparties. Investments with maturities of up to six months consist primarily of A1/P1 or better rated financial instruments and counterparties. Foreign government regulations imposed upon investment alternatives of foreign subsidiaries, or the absence of A and A2 rated counterparties in certain countries, result in some minor exceptions. Intel's practice is to obtain and secure available collateral from counterparties against obligations whenever Intel deems appropriate. At December 30, 1995, investments were placed with approximately 100 different counterparties.
Investments at December 30, 1995 were as follows:

                                            Gross        Gross    Estimated
                                       unrealized   unrealized         fair
(In millions)                   Cost        gains       losses        value
                             -------      -------      -------      -------
Commercial paper             $   576      $    --      $    --      $   576
Repurchase agreements            474           --           --          474
Securities of foreign
  governments                    456            1           (1)         456
Corporate bonds                  375            5           --          380
Bank time deposits               360           --           --          360
Loan participations              278           --           --          278
Floating rate notes              224           --           --          224
Fixed rate notes                 159            1           (1)         159
Collateralized mortgage
  obligations                    129           --           (1)         128
Other debt securities            119           --           (1)         118
                             -------      -------      -------      -------
    Total debt securities      3,150            7           (4)       3,153
                             -------      -------      -------      -------
Hedged equity                    431           45           --          476
Preferred stock and
  other equity                   309           91          (11)         389
                             -------      -------      -------      -------
    Total equity securities      740          136          (11)         865
                             -------      -------      -------      -------
Swaps hedging investments in
  debt securities                 --            2           (9)          (7)
Swaps hedging investments in
  equity securities               --            5          (47)         (42)
Currency forward
  contracts hedging investments
  in debt securities              --            3           --            3
                             -------      -------      -------      -------
Total available-for-sale
   securities                  3,890          153          (71)       3,972
Less amounts classified
  as cash equivalents         (1,324)          --           --       (1,324)
                             -------      -------      -------      -------
Total investments            $ 2,566      $   153      $   (71)     $ 2,648
                             =======      =======      =======      =======

Investments at December 31, 1994 were as follows:

                                            Gross        Gross    Estimated
                                       unrealized   unrealized         fair
(In millions)                   Cost        gains       losses        value
---------------------------------------------------------------------------
Commercial paper             $   544      $    --      $    --      $   544
Repurchase agreements            194           --           --          194
Securities of
  foreign governments            518            2           (7)         513
Corporate bonds                  440           12          (14)         438
Bank time deposits               406           --           --          406
Loan participations              266            6           (2)         270
Fixed rate notes                 167            1           (2)         166
Collateralized mortgage
  obligations                    170           --           (4)         166
Floating rate notes              488            1           (1)         488
Other debt securities            293           --           (5)         288
                             -------      -------      -------      -------
     Total debt securities     3,486           22          (35)       3,473
                             -------      -------      -------      -------
Hedged equity                    431           --          (58)         373
Preferred stock and
  other equity                   368           20          (16)         372
                             -------      -------      -------      -------
     Total equity securities     799           20          (74)         745
                             -------      -------      -------      -------
Swaps hedging investments
  in debt securities              --           22          (14)           8
Swaps hedging investments
  in equity securities            --           60           --           60
Currency forward contracts
  hedging investments in
  debt securities                 --            1           --            1
                             -------      -------      -------      -------
Total available-for-sale
  securities                   4,285          125         (123)       4,287
Less amounts classified
  as cash equivalents           (930)          --           --         (930)
                             -------      -------      -------      -------
Total investments            $ 3,355      $   125      $  (123)     $ 3,357
                             =======      =======      =======      =======

Note: Certain 1994 amounts have been restated to conform to the 1995 presentation.

During the year ended December 30, 1995, debt and marketable securities with a fair value at the date of sale of $114 million were sold. The gross realized gains on such sales totaled $60 million. There were no material proceeds or gross realized gains or losses from sales of securities during 1994.
The amortized cost and estimated fair value of investments in debt securities at December 30, 1995, by contractual maturity, were as follows:

                                                                     Estimated
                                                                          fair
(In millions)                                               Cost         value
------------------------------------------------------------------------------
Due in 1 year or less                                    $ 2,172       $ 2,172
Due in 1-2 years                                             486           489
Due in 2-5 years                                             214           214
Due after 5 years                                            278           278
                                                         -------       -------
Total investments in debt securities                     $ 3,150       $ 3,153
                                                         =======       =======

Derivative financial instruments
Outstanding notional amounts for derivative financial instruments at fiscal year-ends were as follows:

(In millions)                                               1995          1994
------------------------------------------------------------------------------
Swaps hedging investments in debt securities             $   824       $ 1,080
Swaps hedging investments in equity securities           $   567       $   567
Swaps hedging debt                                       $   156       $   156
Currency forward contracts                               $ 1,310       $   784
Currency options                                         $    28       $    10
Options hedging investments in non-marketable
  instruments                                            $    82       $    --

While the contract or notional amounts provide one measure of the volume of these transactions, they do not represent the amount of the Company's exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties' obligations exceed the obligations of the Company. The Company controls credit risk through credit approvals, limits and monitoring procedures. Credit rating criteria for off-balance-sheet transactions are similar to those for investments.
Swap agreements. The Company utilizes swap agreements to exchange the foreign currency, equity, and interest rate returns of its investment and debt portfolios for a floating U.S. dollar interest rate based return. The floating rates on swaps are based primarily on U.S. dollar LIBOR and reset on a monthly, quarterly or semiannual basis.
Weighted average pay and receive rates, average maturities and range of maturities on swaps at December 30, 1995 were as follows:

                                            Weighted
                                Weighted     average     Weighted
                                 average     receive      average      Range of
                                pay rate        rate     maturity    maturities
-------------------------------------------------------------------------------
Swaps hedging investments
  in U.S. dollar debt securities    6.5%        6.2%    1.1 years     0-3 years
Swaps hedging investments
  in foreign currency
  debt securities                  10.4%        9.1%    1.1 years     0-3 years
Swaps hedging investments
  in equity securities               N/A        5.4%    1.2 years     0-2 years
Swaps hedging debt                  5.9%        5.2%    3.6 years     3-6 years

Note: Pay and receive rates are based on the reset rates that were in effect at December 30, 1995.

Pay rates on swaps hedging investments in debt securities generally match the yields on the underlying investments they hedge. Payments on swaps hedging investments in equity securities generally match the equity returns on the underlying investments they hedge. Receive rates on swaps hedging debt generally match the expense on the underlying debt they hedge. Maturity dates of swaps generally match those of the underlying investment or the debt they hedge. There is approximately a one-to-one matching of investments and debt to swaps. Swap agreements generally remain in effect until expiration. Income or expense on swaps is accrued as an adjustment to the yield of the related investments or debt they hedge.
Other foreign currency instruments. Intel transacts business in various foreign currencies, primarily Japanese yen and certain European currencies. The maturities on most of these foreign currency instruments are less than 12 months. Deferred gains or losses attributable to foreign currency instruments are not material.
Fair values of financial instruments
The estimated fair values of financial instruments outstanding at fiscal year-ends were as follows:

                                    1995                      1994
                            ---------------------     ---------------------
                                        Estimated                 Estimated
                            Carrying         fair     Carrying         fair
(In millions)                 amount        value       amount        value
---------------------------------------------------------------------------
Cash and cash equivalents    $ 1,463      $ 1,463      $ 1,180      $ 1,180
Short-term investments       $   995      $   995      $ 1,230      $ 1,230
Long-term investments        $ 1,699      $ 1,699      $ 2,058      $ 2,058
Non-marketable instruments   $   239      $   259      $    59      $   144
Swaps hedging investments
  in debt securities         $    (7)     $    (7)     $     8      $     8
Swaps hedging investments
  in equity securities       $   (42)     $   (42)     $    60      $    60
Options hedging
  investments in non-
  marketable instruments     $    (9)     $   (13)     $    --      $    --
Short-term debt              $  (346)     $  (346)     $  (517)     $  (517)
Long-term debt               $  (400)     $  (399)     $  (392)     $  (384)
Swaps hedging debt           $    --      $    (1)     $    --      $   (12)
Currency forward contracts   $     3      $     4      $     1      $     5
Currency options             $    --      $    --      $    --      $    --

Concentrations of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of investments and trade receivables. Intel places its investments with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to any one counterparty. A substantial majority of the Company's trade receivables are derived from sales to manufacturers of microcomputer systems, with the remainder spread across various other industries.
During 1995, the Company experienced an increase in its concentration of credit risk due to increasing trade receivables from sales to manufacturers of microcomputer systems. The Company's five largest customers accounted for approximately 33% of net revenues for 1995. At December 30, 1995, these customers accounted for approximately 34% of net accounts receivable. A portion of the receivable balance from one of the Company's five largest customers has been converted into a loan. The total amount receivable from this customer was approximately $400 million at December 30, 1995.
The Company endeavors to keep pace with the evolving computer industry and has adopted credit policies and standards intended to accommodate industry growth and inherent risk. Management believes that credit risks are moderated by the diversity of its end customers and geographic sales areas. Intel performs ongoing credit evaluations of its customers' financial condition and requires collateral as deemed necessary.

Interest income and other
(In millions)                        1995             1994             1993
----------------------------------------------------------------------------
Interest income                    $   272          $   235          $   155
Foreign currency gains                  29               15               --
Other income                           114               23               33
                                   -------          -------          -------
Total                              $   415          $   273          $   188
                                   =======          =======          =======

Other income for 1995 included approximately $58 million from the settlement of ongoing litigation and $60 million from sales of a portion of the Company's investment in marketable equity securities. Other income for 1994 included non-recurring gains from the settlement of various insurance claims. Other income for 1993 included non-recurring gains from the sale of certain benefits related to the Company's Irish expansion and dividend income earned on equity investments.
Provision for taxes
The provision for taxes consisted of the following:

(In millions)                        1995             1994             1993
----------------------------------------------------------------------------
Income before taxes:
  U.S.                             $ 3,427          $ 2,460          $ 2,587
  Foreign                            2,211            1,143              943
                                   -------          -------          -------
Total income before taxes          $ 5,638          $ 3,603          $ 3,530
                                   =======          =======          =======
Provision for taxes:
Federal:
  Current                          $ 1,169          $ 1,169          $   946
  Deferred                             307             (178)              35
                                   -------          -------          -------
                                     1,476              991              981
                                   -------          -------          -------
State:
  Current                              203              162              150
Foreign:
  Current                              354              134              127
  Deferred                              39               28              (23)
                                   -------          -------          -------
                                       393              162              104
                                   -------          -------          -------
Total provision for taxes          $ 2,072          $ 1,315          $ 1,235
                                   =======          =======          =======
Effective tax rate                   36.8%            36.5%            35.0%
                                   =======          =======          =======

The tax benefit associated with dispositions from employee stock plans reduced taxes currently payable for 1995 by $116 million ($61 million and $68 million for 1994 and 1993, respectively).
The provision for taxes reconciled to the amount computed by applying the statutory federal rate of 35% to income before taxes as follows:

(In millions)                        1995             1994             1993
----------------------------------------------------------------------------
Computed expected tax              $ 1,973          $ 1,261          $ 1,235
State taxes, net of federal
  benefits                             132              105               98
Other                                  (33)             (51)             (98)
                                   -------          -------          -------
Provision for taxes                $ 2,072          $ 1,315          $ 1,235
                                   =======          =======          =======

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
Significant components of the Company's deferred tax assets and liabilities at fiscal year-ends were as follows:

(In millions)                                               1995          1994
-------------------------------------------------------------------------------
Deferred tax assets
Accrued compensation and benefits                         $    61       $    49
Deferred income                                               127           127
Inventory valuation and related reserves                      104           255
Interest and taxes                                             61            54
Other, net                                                     55            67
                                                          -------       -------
                                                              408           552
Deferred tax liabilities
Depreciation                                                 (475)         (338)
Unremitted earnings of certain subsidiaries                  (116)          (51)
Other, net                                                    (29)           --
                                                          -------       -------
                                                             (620)         (389)
                                                          -------       -------
Net deferred tax (liability) asset                        $  (212)      $   163
                                                          =======       =======

U.S. income taxes were not provided for on a cumulative total of approximately $615 million of undistributed earnings for certain non-U.S. subsidiaries. The Company intends to reinvest these earnings indefinitely in operations outside the United States.
The Company's U.S. income tax returns for the years 1978 through 1987 have been examined by the Internal Revenue Service (IRS). In 1989, the Company received a notice of proposed deficiencies from the IRS totaling $36 million, exclusive of penalties and interest, for the years 1978 through 1982. These proposed deficiencies relate primarily to operations in Puerto Rico. In 1989, the Company filed a petition in the U.S. Tax Court contesting these proposed deficiencies and subsequently reached settlement of certain issues with the IRS. In 1993, the U.S. Tax Court ruled in favor of the Company on an export source issue and for the IRS on another, smaller issue. The IRS appealed the decision to the United States Court of Appeals for the Ninth Circuit, and the Company filed a cross-appeal of the decision. In 1995, the Court of Appeals affirmed the decision of the Tax Court. The IRS has subsequently requested a re-hearing.
The Company has also received an examination report for the years 1983 through 1987. Intel has lodged a protest, which relates solely to the export source issue referenced above, to the IRS Appeals Office, but no decisions have been reached.
The Company's U.S. income tax returns for the years 1988 through 1990 are presently under examination by the IRS. Final proposed adjustments have not yet been received for these years. Management believes that adequate amounts of tax and related interest and penalties, if any, have been provided for any adjustments that may result from unsettled portions of the 1978-1987 cases or the years now under examination.
Employee benefit plans
Stock option plans. Intel has a stock option plan (hereafter referred to as the EOP Plan) under which officers, key employees and non-employee directors may be granted options to purchase shares of the Company's authorized but unissued Common Stock. The Company also has an Executive Long-Term Stock Option Plan (ELTSOP) under which certain key executive officers may be granted options to purchase shares of the Company's authorized but unissued Common Stock. Under all plans, the option purchase price is not less than fair market value at the date of grant. The Company accounts for stock options in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company intends to continue to apply APB No. 25 for purposes of determining net income and to adopt the pro forma disclosure requirements for fiscal 1996.
Options currently expire no later than ten years from the grant date. Proceeds received by the Company from exercises are credited to Common Stock and capital in excess of par value. Additional information with respect to EOP Plan activity was as follows:

                                                         Outstanding options
                                           Shares      -----------------------
                                        available         Number    Aggregate
(In millions)                         for options      of shares        price
------------------------------------------------------------------------------
December 26, 1992                            65.4           73.6     $   669
Grants                                      (15.2)          15.2         357
Exercises                                      --           (9.0)        (56)
Cancellations                                 1.8           (1.8)        (24)
                                          -------        -------     -------
December 25, 1993                            52.0           78.0         946
Grants                                      (12.0)          12.0         397
Exercises                                      --           (8.2)        (54)
Cancellations                                 1.6           (1.6)        (33)
                                          -------        -------     -------
December 31, 1994                            41.6           80.2       1,256
Grants                                      (13.5)          13.5         645
Exercises                                      --           (9.8)        (81)
Cancellations                                 3.0           (3.0)        (77)
                                          -------        -------     -------
December 30, 1995                            31.1           80.9     $ 1,743
                                          =======        =======     =======
Options exercisable at:
December 25, 1993                                           20.4     $   135
December 31, 1994                                           26.2     $   198
December 30, 1995                                           25.3     $   236

The range of exercise prices for options outstanding under the EOP Plan at December 30, 1995 was $3.13 to $69.43. These options will expire if not exercised at specific dates ranging from January 1996 to December 2005. Prices for options exercised during the three-year period ended December 30, 1995 ranged from $3.04 to $36.13.

Activity for the ELTSOP Plan is summarized below:

                                                         Outstanding options
                                           Shares        -------------------
                                        available         Number     Aggregate
(In millions)                         for options      of shares        price
------------------------------------------------------------------------------
December 26, 1992                            13.2            6.0     $    44
Grants                                       (0.4)           0.4          11
Exercises                                      --           (0.8)         (6)
                                          -------        -------     -------
December 25, 1993                            12.8            5.6          49
Exercises                                      --           (0.6)         (4)
                                          -------        -------     -------
December 31, 1994                            12.8            5.0          45
Grants                                       (0.5)           0.5          30
Exercises                                      --           (0.9)         (6)
                                          -------        -------     -------
December 30, 1995                            12.3            4.6     $    69
                                          =======        =======     =======
Options exercisable at:
December 25, 1993                                            1.4     $    11
December 31, 1994                                            2.6     $    19
December 30, 1995                                            3.8     $    29

The range of exercise prices for options outstanding under the ELTSOP Plan at December 30, 1995 was $7.31 to $60.48.

These options will expire if not exercised at specific dates ranging from April 1999 to September 2005. Prices for options exercised during the three-year period ended December 30, 1995 ranged from $7.31 to $7.34.
Stock participation plan. Under this plan, eligible employees may purchase shares of Intel's Common Stock at 85% of fair market value at specific, predetermined dates. Of the 59.0 million shares authorized to be issued under the plan, 11.9 million shares were available for issuance at December 30, 1995. Employees purchased 3.5 million shares in 1995 (4.0 million and 4.4 million in 1994 and 1993, respectively) for $110 million ($94 million and $71 million in 1994 and 1993, respectively).
Retirement plans. The Company provides tax-qualified profit-sharing retirement plans (the "Qualified Plans") for the benefit of eligible employees in the U.S. and Puerto Rico. The plans are designed to provide employees with an accumulation of funds for retirement on a tax-deferred basis and provide for annual discretionary contributions to trust funds.
The Company also provides a non-qualified profit-sharing retirement plan (the "Non-Qualified Plan") for the benefit of eligible employees in the U.S. This plan is designed to permit certain discretionary employer contributions in excess of the tax limits applicable to the Qualified Plans and to permit employee deferrals in excess of certain tax limits. This plan is unfunded.
The Company accrued $188 million for the Qualified Plans and the Non-Qualified Plan in 1995 ($152 million in 1994 and $103 million in 1993). Of the $188 million accrued in 1995, the Company expects to fund approximately $145 million for the 1995 contribution to the Qualified Plans and to allocate approximately $6 million for the Non-Qualified Plan. The remainder, plus approximately $140 million carried forward from prior years, is expected to be contributed to these plans when allowable under IRS regulations and plan rules. Contributions made by the Company vest based on the employee's years of service. Vesting begins after three years of service in 20% annual increments until the employee is 100% vested after seven years.
The Company provides tax-qualified defined-benefit pension plans for the benefit of eligible employees in the U.S. and Puerto Rico. Each plan provides for minimum pension benefits that are determined by a participant's years of service, final average compensation (taking into account the participant's social security wage base) and the value of the Company's contributions, plus earnings, in the Qualified Plan. If the balance in the participant's Qualified Plan exceeds the pension guarantee, the participant will receive benefits from the Qualified Plan only. Intel's funding policy is consistent with the funding requirements of federal laws and regulations.
Pension expense for 1995, 1994 and 1993 for the U.S. and Puerto Rico plans was less than $1 million per year, and no component of expense exceeded $2 million. The funded status of these plans as of December 30, 1995 and December 31, 1994 was as follows:

(In millions)                                               1995          1994
--------------------------------------------------------------------------------
Vested benefit obligation                                 $    (3)      $    (3)
                                                          =======       =======
Accumulated benefit obligation                            $    (4)      $    (3)
                                                          =======       =======
Projected benefit obligation                              $    (6)      $    (5)
Fair market value of plan assets                                8             6
                                                          -------       -------
Projected benefit obligation less than plan assets              2             1
Unrecognized net (gain)                                       (12)          (12)
Unrecognized prior service cost                                 3             4
                                                          -------       -------
Accrued pension costs                                     $    (7)      $    (7)
                                                          =======       =======

At fiscal year-ends, the weighted average discount rates and Long-Term rates for compensation increases used for estimating the benefit obligations and the expected return on plan assets were as follows:

                                     1995             1994             1993
----------------------------------------------------------------------------
Discount rate                         7.0%             8.5%             7.0%
Rate of increase in compensation
  levels                              5.0%             5.5%             5.0%
Expected Long-Term return on assets   8.5%             8.5%             8.5%

Plan assets of the U.S. and Puerto Rico plans consist primarily of listed stocks and bonds, repurchase agreements, money market securities, U.S. government securities and stock index derivatives.
The Company provides defined-benefit pension plans in certain foreign countries where required by statute. The Company's funding policy for foreign defined-benefit plans is consistent with the local requirements in each country. Pension expense for 1995, 1994 and 1993 for the foreign plans included the following:

(In millions)                        1995             1994             1993
----------------------------------------------------------------------------
Service cost-benefits earned
  during the year                  $     9          $     5          $     5
Interest cost of projected
  benefit obligation                     6                5                6
Actual investment (return)
  on plan assets                        (4)              (8)              (7)
Net amortization and deferral           (2)               3                2
                                   -------          -------          -------
Net pension expense                $     9          $     5          $     6
                                   =======          =======          =======

The funded status of the foreign defined-benefit plans as of December 30, 1995 and December 31, 1994 is summarized below:

                                                     Assets          Accu-
                                                     exceed          mulated
                                                     accu-           benefits
1995                                                 mulated         exceed
(In millions)                                        benefits        assets
------------------------------------------------------------------------------
Vested benefit obligation                             $   (44)        $    (8)
                                                      =======         =======
Accumulated benefit obligation                        $   (46)        $   (14)
                                                      =======         =======
Projected benefit obligation                          $   (62)        $   (22)
Fair market value of plan assets                           67               4
                                                      -------         -------
Projected benefit obligation less than
  (in excess of) plan assets                                5             (18)
Unrecognized net loss                                       4               5
Unrecognized net transition obligation                      2              --
                                                      -------         -------
Prepaid (accrued) pension costs                       $    11         $   (13)
                                                      =======         =======

                                                     Assets          Accu-
                                                     exceed          mulated
                                                     accu-           benefits
1994                                                 mulated         exceed
(In millions)                                        benefits        assets
------------------------------------------------------------------------------
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
                                                      =======         =======

At fiscal year-ends, the weighted average discount rates and Long-Term rates for compensation increases used for estimating the benefit obligations and the expected return on plan assets were as follows:

                                     1995             1994             1993
-----------------------------------------------------------------------------
Discount rate                      5.5%-14%         5.5%-14%         5.5%-14%
Rate of increase in
  compensation levels              4.5%-11%         4.5%-11%         4.5%-11%
Expected Long-Term return on
  assets                           5.5%-14%         5.5%-14%         5.5%-14%

Plan assets of the foreign plans consist primarily of listed stocks, bonds and cash surrender value life insurance policies.
Other postemployment benefits. The Company has adopted SFAS No. 106,
"Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 112, "Employers' Accounting for Postemployment Benefits." There was no material impact on the Company's financial statements for the periods presented.
Commitments
The Company leases a portion of its capital equipment and certain of its facilities under operating leases that expire at various dates through 2011. Rental expense was $38 million in 1995, $38 million in 1994 and $35 million in 1993. Minimum rental commitments under all non-cancelable leases with an initial term in excess of one year are payable as follows: 1996--$25 million; 1997--$20 million; 1998--$15 million; 1999--$12 million; 2000--$10 million; 2001 and beyond--$23 million. Commitments for construction or purchase of property, plant and equipment approximated $1.47 billion at December 30, 1995. In connection with certain manufacturing arrangements, Intel had minimum purchase commitments of approximately $1.12 billion at December 30, 1995 for flash memories and other memory components and for production capacity of board-level products.
Contingencies
On March 29, 1995, Thorn EMI North America Inc. brought suit in Federal Court in Delaware against Intel and Advanced Micro Devices, Inc. (AMD) alleging infringement of a U.S. patent relating to processes for manufacturing semiconductors, certain of which processes are utilized in the manufacture of the Company's Pentium(R) and Pentium(R) Pro microprocessors. The plaintiff is seeking injunctive relief and unspecified damages. On September 8, 1995, Intel was granted a motion to sever its case from the AMD case. Trial of the plaintiff's claims against Intel is presently set for June 1996. The Company believes this lawsuit to be without merit and intends to defend the lawsuit vigorously. Although the ultimate outcome of this lawsuit cannot be determined at this time, management, including internal counsel, does not believe that the outcome of this litigation will have a material adverse effect on the Company's financial position or overall trends in results of operations.
Intel has been named to the California and U.S. Superfund lists for three of its sites and has completed, along with two other companies, a Remedial Investigation/Feasibility study with the U.S. Environmental Protection Agency
(EPA) to evaluate the groundwater in areas adjacent to one of its former sites. The EPA has issued a Record of Decision with respect to a groundwater cleanup plan at that site, including expected costs to complete. Under the California and U.S. Superfund statutes, liability for cleanup of this site and the adjacent area is joint and several. The Company, however, has reached agreement with those same two companies which significantly limits the Company's liabilities under the proposed cleanup plan. Also, the Company has completed extensive studies at its other sites and is engaged in cleanup at several of these sites. In the opinion of management, including internal counsel, the potential losses to the Company in excess of amounts already accrued arising out of these matters will not have a material adverse effect on the Company's financial position or overall trends in results of operations, even if joint and several liability were to be assessed.
The Company is party to various other legal proceedings. In the opinion of management, including internal counsel, these proceedings will not have a material adverse effect on the financial position or overall trends in results of operations of the Company.
The estimate of the potential impact on the Company's financial position or overall results of operations for the above legal proceedings could change in the future.
Industry segment reporting
The Company operates predominantly in one industry segment. The Company designs, develops, manufactures and markets microcomputer components and related products at various levels of integration. The Company sells its products directly to original equipment manufacturers (OEMs) and also to a network of industrial and retail distributors throughout the world. The Company's principal markets are in the United States, Europe, Asia-Pacific and Japan, with the U.S. and Europe being the largest based on revenues. The Company's major products include microprocessors and related board-level products, chipsets, embedded processors and microcontrollers, flash memory chips, and network and communications products. Microprocessors and related board-level products account for a substantial majority of the Company's net revenues. No customer exceeded 10% of revenues in 1995 or 1994. One significant customer accounted for 10% of revenues in 1993. Summary balance sheet information for operations outside the United States at Fiscal year-ends is as follows:

(In millions)                                               1995          1994
-------------------------------------------------------------------------------
Total assets                                              $ 4,404       $ 2,940
Total liabilities                                         $ 1,661       $   962
Net property, plant and equipment                         $ 1,414       $ 1,238

Geographic information for the three years ended December 30, 1995 is presented in the following table. Transfers between geographic areas are accounted for at amounts that are generally above cost and consistent with rules and regulations of governing tax authorities. Such transfers are eliminated in the consolidated financial statements. Operating income by geographic segment does not include an allocation of general corporate expenses. identifiable assets are those that can be directly associated with a particular geographic area. Corporate assets include cash and cash equivalents, short-term investments, deferred tax assets, other current assets, long-term investments and certain other assets.

                                   Transfers
                       Sales to      between                            Identi-
(In millions)      unaffiliated   geographic         Net    Operating    fiable
1995                  customers        areas    revenues       income    assets
-------------------------------------------------------------------------------
United States           $ 7,922      $ 6,339     $14,261      $ 3,315   $12,603
Europe                    4,560        1,190       5,750        1,383     2,517
Japan                     1,737           28       1,765          353       665
Asia-Pacific              1,983        1,566       3,549          271       893
Other                        --          684         684          410       329
Eliminations                 --       (9,807)     (9,807)         124    (3,651)
Corporate                    --           --          --         (604)    4,148
                        -------      -------     -------      -------   -------
Consolidated            $16,202      $    --     $16,202      $ 5,252   $17,504
                        =======      =======     =======      =======   =======

1994
-------------------------------------------------------------------------------
United States           $ 5,826      $ 4,561     $10,387      $ 2,742   $ 7,771
Europe                    3,158          380       3,538          418     1,733
Japan                       944           61       1,005          125       343
Asia-Pacific              1,593        1,021       2,614          154       540
Other                        --          639         639          378       324
Eliminations                 --       (6,662)     (6,662)         179    (1,878)
Corporate                    --           --          --         (609)    4,983
                        -------      -------     -------      -------   -------
Consolidated            $11,521      $    --     $11,521      $ 3,387   $13,816
                        =======      =======     =======      =======   =======

1993
-------------------------------------------------------------------------------
United States           $ 4,416      $ 3,406     $ 7,822      $ 2,896   $ 5,379
Europe                    2,476           51       2,527          309     1,214
Japan                       678          119         797          108       351
Asia-Pacific              1,212          745       1,957          132       420
Other                        --          566         566          348       207
Eliminations                 --       (4,887)     (4,887)          85    (1,123)
Corporate                    --           --          --         (486)    4,896
                        -------      -------     -------      -------   -------
Consolidated            $ 8,782      $    --     $ 8,782      $ 3,392   $11,344
                         =======      =======     =======      =======   =======

Supplemental information (unaudited)
Quarterly information for the two years ended December 30, 1995 is presented on page 31.



Report Of Ernst & Young LLP,  Independent Auditors
The Board of Directors and
Stockholders, Intel Corporation
We have audited the accompanying consolidated balance sheets of Intel Corporation as of December 30, 1995 and December 31, 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intel Corporation at December 30, 1995 and December 31, 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 30, 1995, in conformity with generally accepted accounting principles.


San Jose, California
January 15, 1996

Financial Summary
Ten Years Ended December 30, 1995

                                                                      Additions
                 Net investment             Long-term      Stock-  to property,
                   in property,     Total  debt & put    holders'       plant &
(In millions)    plant & equip.    assets    warrants      equity     equipment
-------------------------------------------------------------------------------
1995                  $ 7,471     $17,504     $ 1,125     $12,140      $ 3,550
1994                  $ 5,367     $13,816     $ 1,136     $ 9,267      $ 2,441
1993                  $ 3,996     $11,344     $ 1,114     $ 7,500      $ 1,933
1992                  $ 2,816     $ 8,089     $   622     $ 5,445      $ 1,228
1991                  $ 2,163     $ 6,292     $   503     $ 4,418      $   948
1990                  $ 1,658     $ 5,376     $   345     $ 3,592      $   680
1989                  $ 1,284     $ 3,994     $   412     $ 2,549      $   422
1988                  $ 1,122     $ 3,550     $   479     $ 2,080      $   477
1987                  $   891     $ 2,499     $   298     $ 1,276      $   302
1986                  $   779     $ 1,977     $   287     $ 1,245      $   155

(In millions--except per share amounts)
                           Research  Operating        Net   Earnings  Dividends
           Net   Cost of   & devel-     income     income      (loss)  declared
      revenues     sales     opment      (loss)     (loss) per share  per share
-------------------------------------------------------------------------------
1995   $16,202   $ 7,811    $ 1,296    $ 5,252    $ 3,566    $  4.03    $  0.15
1994   $11,521   $ 5,576    $ 1,111    $ 3,387    $ 2,288    $  2.62    $ 0.115
1993   $ 8,782   $ 3,252    $   970    $ 3,392    $ 2,295    $  2.60    $  0.10
1992   $ 5,844   $ 2,557    $   780    $ 1,490    $ 1,067    $  1.24    $  0.05
1991   $ 4,779   $ 2,316    $   618    $ 1,080    $   819    $  0.98         --
1990   $ 3,921   $ 1,930    $   517    $   858    $   650    $  0.80         --
1989   $ 3,127   $ 1,721    $   365    $   557    $   391    $  0.52         --
1988   $ 2,875   $ 1,506    $   318    $   594    $   453    $  0.63         --
1987   $ 1,907   $ 1,044    $   260    $   246    $   248    $  0.34         --
1986   $ 1,265   $   861    $   228    $  (195)   $  (203)   $ (0.29)        --

Management's  Discussion And Analysis Of Financial Condition
And Results Of Operations
Results of operations. Intel posted record net revenues in 1995, for the ninth consecutive year, rising by 41% from 1994 to 1995 and by 31% from 1993 to 1994. Higher volumes of the rapidly ramping Pentium(R) microprocessor family, partially offset by lower prices, and increased sales of related board-level products were responsible for most of the growth in revenues in 1994 and 1995. Revenues from the Intel486(TM) microprocessor family declined substantially in 1995 due to a shift in market demand toward the Company's Pentium microprocessors and lower Intel486 microprocessor prices.
Higher volumes of flash memory and chipset products also contributed toward the increase in revenues from 1993 to 1995 and also helped enable the successful Pentium microprocessor ramp. Sales of system platforms, embedded control products, and networking and communications products also grew.
Cost of sales increased by 40% from 1994 to 1995 and by 71% from 1993 to 1994. The growth in cost of sales from 1993 to 1995 was driven by Pentium microprocessor and board-level unit volume growth, new factories coming into production, shifts in process and product mix, and in the fourth quarter of 1995, by costs associated with unusually high reserves related to inventories of certain purchased components. Gross margin for the fourth quarter of 1994 included the impact of a $475 million charge, primarily to cost of sales, to cover replacement costs, replacement material and an inventory writedown related to a divide problem in the floating point unit of the Pentium microprocessor. As a result of the above factors, the gross margin percentage was 52% in 1995 and 1994, compared to 63% in 1993.
Quarterly unit shipments of the Pentium microprocessor family surpassed those of the Intel486 microprocessor family during the third quarter of 1995. The Company helped accelerate this transition by offering chipsets and motherboards to enable computer manufacturers to bring their products to market faster.
Sales of the Pentium microprocessor family comprised a majority of the Company's revenues and a substantial majority of its gross margin during 1995. During 1995, the Intel486 microprocessor family represented a significant but rapidly declining portion of the Company's revenues and gross margins. The Intel486 microprocessor family comprised a majority of the Company's revenues and a substantial majority of its gross margin during 1993 and 1994.
Research and development spending grew by 17% from 1994 to 1995, as the Company continued to invest in strategic programs, particularly for the internal development of microprocessor products and related manufacturing technology. Increased spending for marketing programs, including media merchandising and the Company's Intel Inside(R) cooperative advertising program, drove the 27% increase in marketing, general and administrative expenses from 1994 to 1995. The $28 million decrease in interest expense from 1994 to 1995 was mainly due to lower average borrowing balances in addition to higher interest capitalization resulting from increased facility construction programs. The increase in interest expense from 1993 to 1994 was primarily due to higher average interest rates on borrowings, partially offset by higher interest capitalization.
Interest and other income increased by $142 million from 1994 to 1995, primarily due to higher average interest rates on investments in 1995, gains of $58 million related to the settlement of litigation and gains of $60 million from the sale of a portion of the Company's investment in marketable equity securities. Interest and other income increased by $85 million from 1993 to 1994, mainly due to higher average interest rates on investments in 1994, gains related to the settlement of various insurance claims in 1994, and higher foreign exchange gains and investment balances in 1994. Interest and other income in 1993 included gains of $27 million from the sale of certain foreign benefits related to a plant expansion in Ireland during 1993.
The Company utilizes investments and corresponding interest rate swaps to preserve principal while enhancing the yield on its investment portfolio without significantly increasing risk, and uses forward contracts, options and swaps to hedge currency, market and interest rate exposures. Gains and losses on these instruments are generally offset by those on the underlying hedged transactions; as a result, there was no material net impact on the Company's financial results during the 1993- 1995 period.
The Company's effective income tax rate increased to 36.8% in 1995 compared to 36.5% and 35.0% in 1994 and 1993, respectively. The increases in rate from 1993 to 1995 resulted from the fact that tax credits have not grown as rapidly as overall pretax income.
Financial condition. The Company's financial condition remains very strong. As of December 30, 1995, total cash and short- and long-term investments totaled $4.11 billion, down from $4.54 billion at December 31, 1994. Cash generated from operating activities rose to $4.03 billion in 1995, compared to $2.98 billion and $2.80 billion in 1994 and 1993, respectively.
Investing activities consumed $2.69 billion in cash during 1995, compared to $2.90 billion during 1994 and $3.34 billion during 1993. Capital expenditures increased substantially in both 1994 and 1995, as the Company continued to invest in the property, plant and equipment needed for future business requirements, including manufacturing capacity. The Company expects to spend approximately $4.1 billion for capital additions in 1996 and had committed approximately $1.47 billion for the construction or purchase of property, plant and equipment as of December 30, 1995.
Inventory levels, particularly raw materials and finished goods, increased significantly in 1995. This increase was primarily attributable to the increased level of business and, to a lesser extent, to an unusually low level of inventory at the end of 1994 because of a writedown of inventories in the fourth quarter of 1994 in connection with the divide problem in the floating point unit of the Pentium processor. The increase in accounts receivable in 1995 was mainly due to revenue growth, including the growth of non-domestic sales that have longer payment terms. During 1995, the Company experienced an increase in its concentration of credit risk due to increasing trade receivables from sales to manufacturers of microcomputer systems. The Company's five largest customers accounted for approximately 33% of net revenues for 1995. At December 30, 1995, these customers accounted for approximately 34% of net accounts receivable. A portion of the receivable balance from one of its five largest customers has been converted into a loan. The total amount receivable from this customer was approximately $400 million at December 30, 1995.
The Company used $1.06 billion and $557 million for financing activities in 1995 and 1994, respectively, while $352 million was provided in 1993. The major financing application of cash in 1995 was for stock repurchases totaling $1.03 billion. Financing applications of cash in 1994 included stock repurchases of $658 million and the early retirement of the Company's 8 1/8% debt. Sources of financing in 1993 included the Company's public offering of the 1998 Step-Up Warrants, which resulted in proceeds of $287 million.
As part of its authorized stock repurchase program, the Company had outstanding put warrants at the end of 1995, with the potential obligation to buy back 12 million shares of its Common Stock at an aggregate price of $725 million. The exercise price of these warrants ranges from $38 to $68 per share, with an average exercise price of $60 per share.
Other sources of liquidity include combined credit lines and authorized commercial paper borrowings of $1.86 billion, $57 million of which was outstanding at December 30, 1995. The Company also maintains the ability to issue an aggregate of approximately $1.4 billion in debt, equity and other securities under Securities and Exchange Commission (SEC) shelf registration statements. The Company believes that it has the financial resources needed to meet business requirements in the foreseeable future, including capital expenditures for the recently announced expansion of international manufacturing sites, working capital requirements, the potential put warrant obligation and the dividend program.
Outlook. The statements contained in this Outlook are based on current expectations. These statements are forward looking, and actual results may differ materially.
Intel expects that the total number of personal computers using Intel's
Pentium microprocessors and other semiconductor components sold worldwide will continue to grow in 1996. Intel has expanded manufacturing capacity over the last few years and continues to expand capacity to be able to meet the potential increase in demand. Intel's financial results are to a large extent dependent on this market segment. Revenue is also a function of the distribution of microprocessor speed and performance levels, which is difficult to forecast. Because of the large price difference between components for the highest and lowest performance computers, this distribution affects the average price Intel will realize and has a large impact on Intel's revenues. Intel's strategy has been, and continues to be, to introduce ever higher performance microprocessors and work with the software industry to develop compelling applications that can take advantage of this higher performance, thus driving demand toward the newer products. Capacity has been planned based on the assumed continued success of the Company's strategy.
In line with this strategy, the Company has recently announced higher speed members of the Pentium(R) Pro microprocessor family. If the market demand does not continue to grow and move rapidly toward higher performance products, revenue growth may be impacted, the manufacturing capacity installed might be under-utilized and capital spending may be slowed. The Company may continue to reduce microprocessor prices aggressively and systematically to bring its technology to market.
The Company's gross margin percentage is a sensitive function of the product mix sold in any period. Because the percentage of motherboards that Intel's customers purchase changes with maturity of the product cycle, and motherboards generally have lower gross margin percentages than microprocessors, Intel's gross margin percentage varies depending on the mix of microprocessors and related motherboards within a product family. Various other factors, including unit volumes and costs and yield issues associated with initiating production at new factories or on new processes, also will continue to affect the amount of cost of sales and the variability of gross margin percentages in future quarters. From time to time the Company may forecast a range of gross margin percentages for the coming quarter. Actual results may differ. Longer term gross margin percentages are even more difficult to predict.
To implement its strategy, Intel continues to build capacity to produce high-performance microprocessors and other products. The Company expects that capital spending will increase to approximately $4.1 billion in 1996. This spending plan is dependent upon delivery times of various machines and construction schedules for new facilities. Based on this forecast, depreciation for 1996 is expected to be approximately $1.9 billion, an increase of approximately $500 million from 1995. Most of this increased depreciation will be included in cost of sales and research and development spending.
The industry in which Intel operates is characterized by very short product life cycles. Intel considers it imperative to maintain a strong research and development program to continue to succeed. Accordingly, research and development spending is expected to grow in 1996 to approximately $1.6 billion. The Company will also continue spending to promote its products and to increase the value of its product brands. Based on current forecasts, spending for marketing and general and administrative expenses is expected to increase in 1996.
The Company expects its tax rate to decrease to 36.5% for 1996. This estimate is based on current tax law and is subject to change.
The Company's future results of operations and the other forward looking statements contained in this Outlook, in particular the statements regarding growth in the personal computer industry, capital spending, depreciation, research and development, and marketing and general and administrative expenses, involve a number of risks and uncertainties. In addition to the factors discussed above, among the other factors that could cause actual results to differ materially are the following: business conditions and the general economy; competitive factors, such as rival chip architectures, competing software compatible microprocessors, acceptance of new products and price pressures; availability of third-party component products at reasonable prices; risk of nonpayment of accounts receivable or customer loans; manufacturing ramp and capacity; risks associated with foreign operations; risk of inventory obsolescence due to shifts in market demand; timing of software industry product introductions; and litigation involving intellectual property and consumer issues.
Intel believes that it has the product offerings, facilities, personnel, and competitive and financial resources for continued business success, but future revenues, costs, margins, product mix and profits are all influenced by a number of factors, as discussed above.

Financial Information  By Quarter
(In millions--except per share data)
(Unaudited)

1995 for quarter ended      December 30  September 30       July 1      April 1
-------------------------------------------------------------------------------
Net revenues                    $ 4,580       $ 4,171      $ 3,894      $ 3,557
Cost of sales                   $ 2,389       $ 2,008      $ 1,805      $ 1,609
Net income                      $   867       $   931      $   879      $   889
Earnings per share              $   .98       $  1.05      $   .99      $  1.02
Dividends per share(A)
               Declared         $   .04       $   .04      $   .04      $   .03
               Paid             $   .04       $   .04      $   .03      $   .03
Market price range Common
  Stock(B)     High             $ 72.88       $ 76.44      $ 65.63      $ 44.25
               Low              $ 56.75       $ 58.63      $ 42.75      $ 31.81
Market price range Step-Up
  Warrants(B)  High             $ 39.00       $ 43.63      $ 31.88      $ 11.91
               Low              $ 26.75       $ 30.44      $ 11.31      $  6.97

(In millions-except per share data)
1994 for quarter ended      December 31     October 1       July 2      April 2
-------------------------------------------------------------------------------
Net revenues                    $ 3,228       $ 2,863      $ 2,770      $ 2,660
Cost of sales                   $ 2,023       $ 1,273      $ 1,156      $ 1,124
Net income                      $   372(C)    $   659      $   640      $   617
Earnings per share              $   .43       $   .76      $   .73      $   .70
Dividends per share(A)
               Declared         $   .03       $   .03      $   .03      $  .025
               Paid             $   .03       $   .03      $  .025      $  .025
Market price range Common
  Stock(B)     High             $ 33.06       $ 33.63      $ 35.31      $ 36.13
               Low              $ 28.91       $ 28.25      $ 28.75      $ 30.63
Market price range Step-Up
  Warrants(B)  High             $  7.50       $  8.00      $  9.22      $  9.75
               Low              $  6.16       $  6.50      $  6.50      $  7.56

(A) Intel plans to continue its dividend program. However, dividends are dependent on future earnings, capital requirements and financial condition.
(B) Intel's Common Stock (symbol INTC) and 1998 Step-Up Warrants (symbol INTCW) trade on The Nasdaq Stock Market and are quoted in the Wall Street Journal and other newspapers. Intel's Common Stock also trades on the Zurich, Basel and Geneva, Switzerland exchanges. At December 30, 1995, there were approximately 69,400 holders of Common Stock. All stock and warrant prices are closing prices per The Nasdaq Stock Market.
(C) Net income for the fourth quarter of 1994 was impacted by a $475 million pretax charge to revenue and cost of sales to cover replacement and other costs associated with a divide problem in the floating point unit of the Company's Pentium processor.


GRAPHICS APPENDIX LIST*

* In this Appendix, the following descriptions of graphs on pages 28 and 29 of the Company's 1995 Annual Report to Stockholders that are omitted from the EDGAR text are more specific with respect to the actual amounts and percentages than can be determined from the graphs themselves.

The Company submits such more specific descriptions only for the purpose of complying with EDGAR requirements for transmitting this Annual Report on Form 10-K; such more specific descriptions are not intended in any way to provide information that is additional to that otherwise provided in the 1995 Annual Report to Stockholders.

REVENUES AND INCOME
(Dollars in billions)                               1993      1994      1995
                                                  ------    ------    ------
Net revenues                                       8.782    11.521    16.202
Net income                                         2.295     2.288     3.566


COSTS AND EXPENSES
(Percent of revenues)                              1993      1994      1995
                                                 ------    ------    ------
Cost of sales                                       37%       48%       48%
R&D                                                 11%       10%        8%
Marketing and G&A                                   13%       13%       11%


OTHER INCOME AND EXPENSE
(Dollars in millions)                              1993      1994      1995
                                                 ------    ------    ------
Interest and other income                           188       273       415
Interest expense                                     50        57        29



CASH AND INVESTMENTS
(Dollars in billions)                                        1994      1995
                                                           ------    ------
Cash and cash equivalents                                   1.180     1.463
Short-term investments                                      1.230      .995
Long-term investments                                       2.127     1.653