Form 10-K, Exhibit 13
period 1996-12-28
INTEL CORP
filed 1997-03-28
CIK 50863

       1                                                  Exhibit 13

Consolidated statements of income
Three years ended December 28, 1996

(In millions
 -except per share amounts)        1996             1995              1994
--------------------------------------------------------------------------
Net revenues                    $20,847          $16,202           $11,521
                                -------          -------           -------
Cost of sales                     9,164            7,811             5,576
Research and development          1,808            1,296             1,111
Marketing, general and
  administrative                  2,322            1,843             1,447
                                -------          -------           -------
Operating costs and expenses     13,294           10,950             8,134
                                -------          -------           -------
Operating income                  7,553            5,252             3,387
Interest expense                    (25)             (29)              (57)
Interest income and other, net      406              415               273
                                -------          -------           -------
Income before taxes               7,934            5,638             3,603
Provision for taxes               2,777            2,072             1,315
                                -------          -------           -------
Net income                       $5,157           $3,566            $2,288
                                =======          =======           =======
Earnings per common and common
  equivalent share               $ 5.81          $  4.03            $ 2.62
                                =======          =======           =======
Weighted average common and
  common equivalent shares
  outstanding                       888              884               874
                                =======          =======           =======
See accompanying notes.

Consolidated balance sheets
December 28, 1996 and December 30, 1995

(In millions-
 except per share amounts)                               1996        1995
-------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                           $ 4,165     $ 1,463
  Short-term investments                                3,742         995
  Trading assets                                           87          --
  Accounts receivable, net of allowance for doubtful
  accounts of $68 ($57 in 1995)                         3,723       3,116
  Inventories                                           1,293       2,004
  Deferred tax assets                                     570         408
  Other current assets                                    104         111
                                                       ------     -------
Total current assets                                   13,684       8,097
                                                       ------     -------
Property, plant and equipment:
  Land and buildings                                    4,372       3,145
  Machinery and equipment                               8,729       7,099
  Construction in progress                              1,161       1,548
                                                       ------     -------
                                                       14,262      11,792
  Less accumulated depreciation                         5,775       4,321
                                                       ------     -------
Property, plant and equipment, net                      8,487       7,471
                                                       ------     -------
Long-term investments                                   1,353       1,653
Other assets                                              211         283
                                                       ------     -------
Total assets                                          $23,735     $17,504
                                                      =======     =======
Liabilities and stockholders' equity

Current liabilities:
  Short-term debt                                     $   389     $   346
  Accounts payable                                        969         864
  Deferred income on shipments to distributors            474         304
  Accrued compensation and benefits                     1,128         758
  Accrued advertising                                     410         218
  Other accrued liabilities                               507         328
  Income taxes payable                                    986         801
                                                       ------     -------
Total current liabilities                               4,863       3,619
                                                       ------     -------
Long-term debt                                            728         400
Deferred tax liabilities                                  997         620
Put warrants                                              275         725
Commitments and contingencies
Stockholders' equity:
  Preferred Stock, $.001 par value, 50 shares authorized;
    none issued                                            --          --
  Common Stock, $.001 par value, 1,400 shares authorized;
    821 issued and outstanding in 1996 and 1995,
    and capital in excess of par value                  2,897       2,583
  Retained earnings                                    13,975       9,557
                                                      -------     -------
Total stockholders' equity                             16,872      12,140
                                                      -------     -------
   Total liabilities and stockholders' equity         $23,735     $17,504
                                                      =======     =======
See accompanying notes.

Consolidated statements of cash flows
Three years ended December 28, 1996

 (In millions)                              1996          1995          1994
----------------------------------------------------------------------------
Cash and cash equivalents,
  beginning of year                       $ 1,463      $ 1,180       $ 1,659
                                          -------      -------       -------
Cash flows provided by (used for)
  operating activities:
Net income                                  5,157        3,566         2,288
Adjustments to reconcile net income
   to net cash provided by (used for)
   operating activities:
  Depreciation                              1,888        1,371         1,028
  Net loss on retirements of property,
   plant and equipment                        120           75            42
  Amortization of debt discount                --            8            19
  Change in deferred tax assets and
   liabilities                                179          346          (150)
  Changes in assets and liabilities:
    (Increase) in accounts receivable        (607)      (1,138)         (530)
    Decrease (increase) in inventories        711         (835)         (331)
    (Increase) in other assets                 (7)        (251)          (57)
    Increase in accounts payable              105          289           148
    Tax benefit from employee stock plans     196          116            61
    Purchase of trading assets                (75)           -             -
    (Gain) on trading assets                  (12)           -             -
    Increase in income taxes payable          185          372            38
    Increase in accrued compensation
     and benefits                             370          170            44
    Increase (decrease) in other liabilities  533          (73)          337
                                          -------      -------       -------
      Total adjustments                     3,586          450           649
                                          -------      -------       -------
Net cash provided by operating activities   8,743        4,016         2,937
                                          -------      -------       -------
Cash flows provided by (used for) investing
  activities:
  Additions to property, plant and
    equipment                              (3,024)     (3,550)        (2,441)
  Purchases of available-for-sale
    investments                            (4,683)       (685)        (3,168)
  Sales of available-for-sale investments     225         114             10
  Maturities and other changes in
    available-for-sale investments          2,214       1,444          2,740
                                          -------     -------        -------
Net cash (used for) investing activities   (5,268)     (2,677)        (2,859)
                                          -------     -------        -------
Cash flows provided by (used for) financing
  activities:
  Increase (decrease) in short-term debt,
    net                                        43        (179)           (63)
  Additions to long-term debt                 317           -            128
  Retirement of long-term debt                  -          (4)           (98)
  Proceeds from sales of shares
    through employee stock plans and other    261         192            150
  Proceeds from sales of put warrants          56          85             76
  Repurchase and retirement of
    Common Stock                           (1,302)     (1,034)          (658)
  Payment of dividends to stockholders       (148)       (116)           (92)
                                          -------     -------        -------
Net cash (used for) financing activities     (773)     (1,056)          (557)
                                          -------     -------        -------
Net increase (decrease) in cash and
  cash equivalents                          2,702         283           (479)
                                          -------     -------        -------
Cash and cash equivalents, end of year    $ 4,165     $ 1,463        $ 1,180
                                          =======     =======        =======
Supplemental disclosures of cash flow information:
Cash paid during the year for:
  Interest                                $    51     $   182        $    76
  Income taxes                            $ 2,217     $ 1,209        $ 1,366

Cash paid for interest in 1995 includes approximately $108 million of accumulated interest on Zero Coupon Notes that matured in 1995.

Certain 1995 and 1994 amounts have been reclassified to conform to the 1996 presentation.

See accompanying notes.

Consolidated statements of stockholders' equity

                                              Common Stock
Three years ended December 28, 1996   and capital in excess
                                              of par value
                                      ---------------------
                                         Number             Retained
(In millions)                         of shares   Amount    earnings   Total
----------------------------------------------------------------------------
Balance at December 25, 1993                 837  $2,194  $ 5,306    $ 7,500
Proceeds from sales of shares through
  employee stock plans, tax benefit
  of $61 and other                            12     215       --        215
Proceeds from sales of put warrants           --      76       --         76
Reclassification of put warrant
  obligation, net                             --     (15)    (106)      (121)
Repurchase and retirement of Common Stock    (22)   (164)    (429)      (593)
Redemption of Common Stock Purchase Rights    --       --      (2)        (2)
Cash dividends declared ($.115 per share)     --       --     (96)       (96)
Net income                                    --       --   2,288      2,288
                                          ------   ------  ------    -------
Balance at December 31, 1994                 827    2,306   6,961      9,267
Proceeds from sales of shares through
  employee stock plans, tax benefit
  of $116 and other                           13      310      --        310
Proceeds from sales of put warrants           --       85      --         85
Reclassification of put warrant
  obligation, net                             --       61     (42)        19
Repurchase and retirement of Common Stock    (19)    (179)   (855)    (1,034)
Cash dividends declared ($.15 per share)      --       --    (124)      (124)
Unrealized gain on available-for-sale
  investments, net                            --       --      51         51
Net income                                    --       --   3,566      3,566
                                          ------   ------  ------    -------
Balance at December 30, 1995                 821    2,583   9,557     12,140
Proceeds from sales of shares through
  employee stock plans, tax benefit
  of $196 and other                           17      457      --        457
Proceeds from sales of put warrants           --       56      --         56
Reclassification of put warrant
  obligation, net                             --       70     272        342
Repurchase and retirement of Common Stock    (17)    (269)   (925)    (1,194)
Cash dividends declared ($.19 per share)      --       --    (156)      (156)
Unrealized gain on available-for-sale
  investments, net                            --       --      70         70
Net income                                    --       --   5,157      5,157
                                           ------  ------ -------    -------
Balance at December 28, 1996                 821   $2,897 $13,975    $16,872
                                          ======   ====== =======    =======
See accompanying notes.

Notes to consolidated financial statements

Accounting policies

Fiscal year. Intel Corporation ("Intel" or "the Company") has a fiscal year that ends the last Saturday in December. Fiscal years 1996 and 1995, each 52-week years, ended on December 28 and 30, respectively. Fiscal 1994 was a 53-week year and ended on December 31, 1994. The next 53-week year will end on December 30, 2000.

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

The Company accounts for investments in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company's policy is to protect the value of its investment portfolio and to minimize principal risk by earning returns based on current interest rates.
A substantial majority of the Company's marketable investments are classified as available-for-sale as of the balance sheet date and are reported at fair value, with unrealized gains and losses, net of tax, recorded in stockholders' equity. The cost of securities sold is based on the specific identification method. Realized gains or losses and declines in value, if any, judged to be other than temporary on available-for-sale securities are reported in other income or expense. Investments in non-marketable instruments are recorded at the lower of cost or market and included in other assets.

Trading assets. During 1996, the Company purchased securities classified as trading assets. The Company maintains its trading asset portfolio to generate returns that offset changes in certain liabilities related to deferred compensation arrangements. The trading assets consist of marketable equity securities and are stated at fair value. Both realized and unrealized gains and losses are included in other income or expense and generally offset the change in the deferred compensation liability, which is also included in other income or expense.

Fair values of financial instruments. Fair values of cash and cash equivalents approximate cost due to the short period of time to maturity. Fair values of long-term investments, long-term debt, short-term investments, short-term debt, trading assets, non-marketable instruments, swaps, currency forward contracts, currency options, options hedging marketable instruments and options hedging non-marketable instruments are based on quoted market prices or pricing models using current market rates. No consideration is given to liquidity issues in valuing debt.

Derivative financial instruments. The Company utilizes derivative financial instruments to reduce financial market risks. These instruments are used to hedge foreign currency, equity and interest rate market exposures of underlying assets, liabilities and other obligations. The Company does not use derivative financial instruments for speculative or trading purposes. The Company's accounting policies for these instruments are based on the Company's designation of such instruments as hedging transactions. The criteria the Company uses for designating an instrument as a hedge include the instrument's effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. Gains and losses on currency forward contracts, and options that are designated and effective as hedges of anticipated transactions, for which a firm commitment has been attained, are deferred and recognized in income in the same period that the underlying transactions are settled. Gains and losses on currency forward contracts, options and swaps that are designated and effective as hedges of existing transactions are recognized in income in the same period as losses and gains on the underlying transactions are recognized and generally offset. Gains and losses on any instruments not meeting the above criteria would be recognized in income in the current period. Income or expense on swaps is accrued as an adjustment to the yield of the related investments or debt they hedge.

Inventories. Inventories are stated at the lower of cost or market. Cost is computed on a currently adjusted standard basis (which approximates actual cost on a current average or first-in, first-out basis). Inventories at fiscal year-ends were as follows:

(In millions)                                            1996       1995
------------------------------------------------------------------------
Materials and purchased parts                          $  280     $  674
Work in process                                           672        707
Finished goods                                            341        623
                                                      -------    -------
Total                                                  $1,293     $2,004
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

Advertising. Cooperative advertising obligations are accrued and the costs expensed at the same time the related revenue is recognized. All other advertising costs are expensed as incurred. The Company does not incur any direct-response advertising costs. Advertising expense was $974 million, $654 million and $459 million in 1996, 1995 and 1994, respectively.

Interest. Interest as well as gains and losses related to contractual agreements to hedge certain investment positions and debt (see
"Derivative financial instruments") are recorded as net interest income or expense on a monthly basis. Interest expense capitalized as a component of construction costs was $33 million, $46 million and $27 million for 1996, 1995 and 1994, respectively.

Earnings per common and common equivalent share. Earnings per common and common equivalent share are computed using the weighted average number of common and dilutive common equivalent shares outstanding. Fully diluted earnings per share have not been presented as part of the consolidated statements of income because the differences are insignificant.

Stock distributions. On June 16, 1995, the Company effected a two-for-one stock split in the form of a special stock distribution to stockholders of record as of May 19, 1995. Share, per share, Common Stock, capital in excess of par value, stock option and warrant amounts herein have been restated to reflect the effect of this split.

On January 13, 1997, the Board of Directors of the Company approved a two-for-one stock split (the "1997 stock split") to be effected as a special stock distribution of one share of Common Stock for each share of the Company's Common Stock outstanding, subject to stockholder approval of an increase in authorized shares at the Company's Annual Meeting on May 21, 1997. Because the 1997 stock split cannot be effected until there is an increase in authorized shares, none of the share, per share, Common Stock, capital in excess of par value, stock option or warrant amounts herein has been restated to reflect the effect of the 1997 stock split.

Common Stock

1998 Step-Up Warrants. In 1993, the Company issued 40 million 1998 Step-Up Warrants to purchase 40 million shares of Common Stock. This transaction resulted in an increase of $287 million in Common Stock and capital in excess of par value, representing net proceeds from the offering. The Warrants became exercisable in May 1993 at an effective price of $35.75 per share of Common Stock, subject to annual increases to a maximum price of $41.75 per share effective in March 1997. As of December 28, 1996, approximately 40 million Warrants were exercisable at a price of $40.25 and expire on March 14, 1998 if not previously exercised. For 1996 and 1995, the Warrants had a dilutive effect on earnings per share and represented approximately 19 million and 11 million common equivalent shares, respectively. The Warrants did not have a dilutive effect on earnings per share in 1994.

Stock repurchase program. The Company has an authorization from the Board of Directors to repurchase up to 110 million shares of Intel's Common Stock in open market or negotiated transactions. During 1996 the company repurchased
16.8 million shares at a cost of $1.3 billion, including $108 million for exercised put warrants. As of December 28, 1996, the Company had repurchased and retired approximately 84.9 million shares at a cost of $3.5 billion since the program began in 1990. As of December 28, 1996, after reserving 4.5 million shares to cover outstanding put warrants, 20.6 million shares remained available under the repurchase authorization.

Put warrants

In a series of private placements from 1991 through 1996, the Company sold put warrants that entitle the holder of each warrant to sell one share of Common Stock to the Company at a specified price. Activity during the past three years is summarized as follows:

                                                      Put warrants
                                                       outstanding
                                                 -----------------------
                                 Cumulative
                                    premium      Number of    Potential
(In millions)                      received       warrants   obligation
------------------------------------------------------------------------
December 25, 1993                  $    118          29.6      $   688
Sales                                    76          25.0          744
Exercises                                --          (2.0)         (65)
Expirations                              --         (27.6)        (623)
                                  ---------      ---------     ---------
December 31, 1994                       194          25.0          744
Sales                                    85          17.5          925
Repurchases                              --          (5.5)        (201)
Expirations                              --         (25.0)        (743)
                                  ---------      ---------     ---------
December 30, 1995                       279          12.0          725
Sales                                    56           9.0          603
Exercises                                --          (1.8)        (108)
Expirations                              --         (14.7)        (945)
                                  ---------      ---------     ---------
December 28, 1996                  $    335           4.5      $   275
                                  =========      =========     =========

The amount related to Intel's potential repurchase obligation has been reclassified from stockholders' equity to put warrants. The 4.5 million put warrants outstanding at December 28, 1996 expire on various dates between February 1997 and April 1997 and have exercise prices ranging from $56 to $69 per share, with an average exercise price of $61 per share. There is no significant dilutive effect on earnings per share for the periods presented.

Borrowings

Short-term debt. Short-term debt and weighted average interest rates at fiscal year-ends were as follows:

                                1996                       1995
                        ---------------------      ---------------------
                                     Weighted                   Weighted
                                      average                    average
(In millions)           Balance interest rate      Balance interest rate
------------------------------------------------------------------------
Borrowed under
  lines of credit       $    30           N/A      $    57          3.2%
Reverse repurchase
  agreements payable
  in non-U.S. currencies    263          6.4%          124          9.2%
Notes payable                 3          0.7%            2          4.7%
Drafts payable               93           N/A          163          N/A
                        -------                    -------
Total                   $   389                    $   346
                        =======                    =======

At December 28, 1996, the Company had established foreign and domestic lines of credit of approximately $1.1 billion, a portion of which is uncommitted. The Company generally renegotiates these lines annually. Compensating balance requirements are not material.

The Company also borrows under commercial paper programs. Maximum borrowings reached $306 million during 1996 and $700 million during 1995. This debt is rated A1+ by Standard and Poor's and P1 by Moody's. Proceeds are used to fund short-term working capital needs.

Long-term debt. Long-term debt at fiscal year-ends was as follows:

(In millions)                                            1996       1995
------------------------------------------------------------------------
Payable in U.S. dollars:
  AFICA Bonds due 2013 at 4%                           $  110     $  110
  Reverse repurchase arrangement due 2001                 300         --
  Other U.S. dollar debt                                    4          4
Payable in other currencies:
  Irish punt due 2008-2024 at 6%-12%                      268        240
  Greek drachma due 2001                                   46         46
                                                       ------     ------
Total                                                  $  728     $  400
                                                       ======     ======

The Company has guaranteed repayment of principal and interest on the AFICA Bonds issued by the Puerto Rico Industrial, Medical and Environmental Pollution Control Facilities Financing Authority (AFICA). The bonds are adjustable and redeemable at the option of either the Company or the bondholder every five years through 2013 and are next adjustable and redeemable in 1998. The Irish punt borrowings were made in connection with the financing of a factory in Ireland, and Intel has invested the proceeds in Irish punt denominated instruments of similar maturity to hedge foreign currency and interest rate exposures. The Greek drachma borrowings were made under a tax incentive program in Ireland, and the proceeds and cash flows have been swapped to U.S. dollars. The $300 million reverse repurchase arrangement payable in 2001 has a current borrowing rate of 5.9%. The funds received under this arrangement are available for general corporate purposes. This debt may be redeemed or repaid under certain circumstances at the option of either the lender or Intel.

Under shelf registration statements filed with the Securities and Exchange Commission (SEC), Intel has the authority to issue up to $3.3 billion in the aggregate of Common Stock, Preferred Stock, depositary shares, debt securities and warrants to purchase the Company's or other issuers' Common Stock, Preferred Stock and debt securities, and, subject to certain limits, stock index warrants and foreign currency exchange units. In 1993, Intel completed an offering of Step-Up Warrants (see "1998 Step-Up Warrants"). The Company may issue up to $1.4 billion in additional securities under effective registration statements.

As of December 28, 1996, aggregate debt maturities were as follows:
1997-none; 1998-$110 million; 1999-none; 2000-none; 2001-$346 million; and
thereafter-$272 million.

Investments

The stated returns on a majority of the Company's marketable investments in long-term fixed rate debt and equity securities are swapped to U.S. dollar LIBOR-based returns. The currency risks of investments denominated in foreign currencies are hedged with foreign currency borrowings, currency forward contracts or currency interest rate swaps (see "Derivative financial instruments" under "Accounting policies").

Investments with maturities of greater than six months consist primarily of A and A2 or better rated financial instruments and counterparties. Investments with maturities of up to six months consist primarily of A1 and P1 or better rated financial instruments and counterparties. Foreign government regulations imposed upon investment alternatives of foreign subsidiaries, or the absence of A and A2 rated counterparties in certain countries, result in some minor exceptions. Intel's practice is to obtain and secure available collateral from counterparties against obligations whenever Intel deems appropriate. At December 28, 1996, investments were placed with approximately 200 different counterparties.

Investments at December 28, 1996 were as follows:

                                        Gross         Gross    Estimated
                                   unrealized    unrealized         fair
(In millions)               Cost        gains        losses        value
------------------------------------------------------------------------
Commercial paper          $2,386       $   --         $  (1)     $2,385
Bank deposits              1,846           --            (2)      1,844
Repurchase agreements        931           --            (1)        930
Loan participations          691           --            --         691
Corporate bonds              657           10            (6)        661
Floating rate notes          366           --            --         366
Securities of foreign
  governments                265           14            (2)        277
Fixed rate notes             262           --            --         262
Other debt securities        284           --            (2)        282
                         --------     --------      --------    --------
  Total debt securities    7,688           24           (14)      7,698
                         --------     --------      --------    --------
Hedged equity                891           71           (15)        947
Preferred stock and
  other equity               270          174            (3)        441
                         --------     --------      --------    --------
  Total equity securities  1,161          245           (18)      1,388
                         --------     --------      --------    --------
Swaps hedging
  investments in
  debt securities             --            5           (17)        (12)
Swaps hedging
  investments in
  equity securities           --           15           (42)        (27)
Options hedging
  investments in
  equity securities           (9)          --           (16)        (25)
Currency forward
  contracts hedging
  investments in
  debt securities             --            5            --           5
                         --------     --------      --------    --------
Total available-for-sale
  securities               8,840          294          (107)      9,027
Less amounts classified
  as cash equivalents     (3,932)          --            --      (3,932)
                         --------     --------      --------    --------
Total investments         $4,908       $  294        $  107)     $5,095
                         ========     ========      ========    ========

Investments at December 30, 1995 were as follows:

                                         Gross        Gross   Estimated
                                    Unrealized   unrealized        fair
(In millions)                Cost        gains       losses       value
-----------------------------------------------------------------------
Commercial paper           $  576       $   --       $   --     $  576
Repurchase agreements         474           --           --        474
Securities of foreign
  governments                 456            1           (1)       456
Corporate bonds               375            5           --        380
Bank time deposits            360           --           --        360
Loan participations           278           --           --        278
Floating rate notes           224           --           --        224
Fixed rate notes              159            1           (1)       159
Collateralized mortgage
  obligations                 129          --            (1)       128
Other debt securities         119           --           (1)       118
                          --------     --------     --------   --------
  Total debt securities     3,150            7           (4)     3,153
                          --------     --------     --------   --------
Hedged equity                 431           45           --        476
Preferred stock and
  other equity                309           91          (11)       389
                          -------      -------      --------   --------
  Total equity securities     740          136          (11)       865
                          --------     --------     --------   --------
Swaps hedging investments
  in debt securities           --            2           (9)        (7)
Swaps hedging investments
  in equity securities         --            5          (47)       (42)
Currency forward contracts
  hedging investments
  in debt securities           --            3           --          3
                          --------     --------     --------   --------
Total available-for-sale
  securities                3,890          153          (71)     3,972
Less amounts classified
  as cash equivalents      (1,324)          --           --     (1,324)
                          --------     --------     --------   --------
Total investments          $2,566       $  153       $  (71)    $2,648
                          ========     ========     ========   ========

In 1996 and 1995, debt and marketable securities with a fair value at the date of sale of $225 million and $114 million, respectively, were sold. The gross realized gains on such sales totaled $7 million and $60 million, respectively. There were no material proceeds, gross realized gains or gross realized losses from sales of securities in 1994.

The amortized cost and estimated fair value of investments in debt securities at December 28, 1996, by contractual maturity, were as follows:


                                                             Estimated
                                                                  fair
(In millions)                                          Cost      value
----------------------------------------------------------------------
Due in 1 year or less                                $7,005    $7,007
Due in 1-2 years                                        320       327
Due in 2-5 years                                         86        88
Due after 5 years                                       277       276
                                                    --------  --------
Total investments in debt securities                 $7,688    $7,698
                                                    ========  ========

Derivative financial instruments

Outstanding notional amounts for derivative financial instruments at fiscal year-ends were as follows:

(In millions)                                          1996       1995
-----------------------------------------------------------------------
Swaps hedging investments in debt securities         $  900     $  824
Swaps hedging investments in equity securities       $  918     $  567
Swaps hedging debt                                   $  456     $  156
Currency forward contracts                           $1,499     $1,310
Currency options                                     $   94     $   28
Options hedging investments
  in marketable equity securities                    $   82     $   --
Options hedging investments in
  non-marketable instruments                         $   --     $   82

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

Swap agreements. The Company utilizes swap agreements to exchange the foreign currency, equity and interest rate returns of its investment and debt portfolios for a floating U.S. dollar interest rate based return. The floating rates on swaps are based primarily on U.S. dollar LIBOR and reset on a monthly, quarterly or semiannual basis. Income or expense on swaps is accrued as an adjustment to the yield of the related investments or debt they hedge.

Pay rates on swaps hedging investments in debt securities match the yields on the underlying investments they hedge. Payments on swaps hedging investments in equity securities match the equity returns on the underlying investments they hedge. Receive rates on swaps hedging debt match the expense on the underlying debt they hedge. Maturity dates of swaps match those of the underlying investment or the debt they hedge. There is approximately a one-to -one matching of swaps to investments and debt. Swap agreements remain in effect until expiration. If a contract remains outstanding after the termination of a hedged relationship, subsequent changes in the market value of the contract would be recognized in earnings.

Weighted average pay and receive rates, average maturities and range of maturities on swaps at December 28, 1996 were as follows:

                                   Weighted
                      Weighted      average       Weighted
                       average      receive        average     Range of
                      pay rate         rate       maturity   maturities
-----------------------------------------------------------------------
Swaps hedging
  investments
  in U.S. dollar
  debt securities        6.3%          5.7%      .7 years     0-2 years
Swaps hedging
  investments
  in foreign currency
  debt securities        8.7%          7.4%      .8 years     0-3 years
Swaps hedging
  investments in
  equity securities       N/A          5.6%      .4 years     0-1 years
Swaps hedging debt       5.6%          6.9%     3.9 years     2-5 years

Note: Pay and receive rates are based on the reset rates that were in effect at December 28, 1996.

Other foreign currency instruments. Intel transacts business in various foreign currencies, primarily Japanese yen and certain European currencies. The Company has established revenue and balance sheet hedging programs to protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates. The Company utilizes currency forward contracts and currency options in these hedging programs. The maturities on these instruments are less than 12 months. Deferred gains or losses attributable to foreign currency instruments are not material.

Fair values of financial instruments

The estimated fair values of financial instruments outstanding at fiscal year-ends were as follows:

                                 1996                        1995
                        ---------------------       --------------------
                                    Estimated                  Estimated
                        Carrying         fair       Carrying        fair
(In millions)             amount        value         amount       value
------------------------------------------------------------------------
Cash and
  cash equivalents        $4,165       $4,165         $1,463     $1,463
Short-term investments    $3,736       $3,736         $  995     $  995
Trading assets            $   87       $   87         $   --     $   --
Long-term investments     $1,418       $1,418         $1,699     $1,699
Non-marketable
  instruments             $  119       $  194         $  239     $  259
Swaps hedging
  investments in
  debt securities         $  (12)      $  (12)        $   (7)    $   (7)
Swaps hedging
  investments in
  equity securities       $  (27)      $  (27)        $  (42)    $  (42)
Options hedging
  investments in
  marketable
  equity securities       $  (25)      $  (25)        $   --     $   --
Options hedging
  investments in non-
  marketable instruments  $   --       $   --         $   (9)    $  (13)
Short-term debt           $ (389)      $ (389)        $ (346)    $ (346)
Long-term debt            $ (728)      $ (731)        $ (400)    $ (399)
Swaps hedging debt        $   --       $   13         $   --     $   (1)
Currency forward
  contracts               $    5       $   18         $    3     $    4
Currency options          $   --       $   --         $   --     $   --

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

During 1995, the Company experienced an increase in its concentration of credit risk due to increasing trade receivables from sales to manufacturers of microcomputer systems. Although the financial exposure to individual customers increased in 1996, the concentration of credit among the largest customers decreased slightly during the year. The Company's five largest customers accounted for approximately 30% of net revenues for 1996. At December 28, 1996, these customers accounted for approximately 25% of net accounts receivable.

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

Interest income and other

(In millions)                                       1996    1995    1994
------------------------------------------------------------------------
Interest income                                    $ 364   $ 272   $ 235
Foreign currency gains                                26      29      15
Other income                                          16     114      23
                                                   -----   -----   -----
Total                                              $ 406   $ 415   $ 273
                                                   =====   =====   =====

Other income for 1995 included approximately $58 million from the settlement of ongoing litigation and $60 million from sales of a portion of the Company's investment in marketable equity securities. Other income for 1994 included non-recurring gains from the settlement of various insurance claims.

Provision for taxes

The provision for taxes consisted of the following:

(In millions)                                      1996    1995     1994
------------------------------------------------------------------------
Income before taxes:
  U.S.                                           $5,515  $3,427   $2,460
  Foreign                                         2,419   2,211    1,143
                                                 ------  ------   ------
Total income before taxes                        $7,934  $5,638   $3,603
                                                 ======  ======   ======
Provision for taxes:
Federal:
  Current                                        $2,046  $1,169   $1,169
  Deferred                                            8     307     (178)
                                                 ------  ------   ------
                                                  2,054   1,476      991
                                                 ------  ------   ------
State:
  Current                                           286     203      162
Foreign:
  Current                                           266     354      134
  Deferred                                          171      39       28
                                                 ------  ------   ------
                                                    437     393      162
                                                 ------  ------   ------
Total provision for taxes                        $2,777  $2,072   $1,315
                                                 ======  ======   ======
Effective tax rate                                35.0%   36.8%    36.5%
                                                 ======  ======   ======

The tax benefit associated with dispositions from employee stock plans reduced taxes currently payable for 1996 by $196 million ($116 million and $61 million for 1995 and 1994, respectively).

The provision for taxes reconciles to the amount computed by applying the statutory federal rate of 35% to income before taxes as follows:

(In millions)                                     1996    1995     1994
-----------------------------------------------------------------------
Computed expected tax                           $2,777  $1,973   $1,261
State taxes, net of federal benefits               186     132      105
Other                                             (186)    (33)     (51)
                                                ------  ------   ------
Provision for taxes                             $2,777  $2,072   $1,315
                                                ======  ======   ======

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities at fiscal year-ends were as follows:

(In millions)                                              1996    1995
-----------------------------------------------------------------------
Deferred tax assets:
Accrued compensation and benefits                        $   71  $   61
Deferred income                                             147     127
Inventory valuation and related reserves                    187     104
Interest and taxes                                           54      61
Other, net                                                  111      55
                                                         ------  ------
                                                            570     408
Deferred tax liabilities:
Depreciation                                               (573)   (475)
Unremitted earnings of certain subsidiaries                (359)   (116)
Other, net                                                  (65)    (29)
                                                         ------  ------
                                                           (997)   (620)
                                                         ------  ------
Net deferred tax (liability)                             $ (427) $ (212)
                                                         ======  ======

U.S. income taxes were not provided for on a cumulative total of approximately $992 million of undistributed earnings for certain non-U.S. subsidiaries. The Company intends to reinvest these earnings indefinitely in operations outside the United States.

During 1996, Intel reached resolution on all outstanding issues related to income tax returns for the years 1978-1987. Final adjustments were also received from the Internal Revenue Service (IRS) for the years 1988-1990. Neither event had a material effect on the Company's 1996 financial statements.

The Company's U.S. income tax returns for the years 1991-1993 are presently under examination by the IRS. Final proposed adjustments have not yet been received for these years. Management believes that adequate amounts of tax and related interest and penalties, if any, have been provided for any adjustments that may result for the years under examination.

Employee benefit plans

Stock option plans. Intel has a stock option plan (hereafter referred to as the EOP Plan) under which officers, key employees and non-employee directors may be granted options to purchase shares of the Company's authorized but unissued Common Stock. The Company also has an Executive Long-Term Stock Option Plan (ELTSOP) under which certain employees, including officers, may be granted options to purchase shares of the Company's authorized but unissued Common Stock. In January 1997 the Board of Directors approved the 1997 Stock Option Plan, which made an additional 65 million shares available for employees other than officers and directors. Under all plans, the option purchase price is equal to fair market value at the date of grant.

Options currently expire no later than ten years from the grant date and generally vest after five years. Proceeds received by the Company from exercises are credited to Common Stock and capital in excess of par value. Additional information with respect to the EOP and the ELTSOP activity was as follows:

                                                     Outstanding options
                                                  ----------------------
                                                                Weighted
                                          Shares                 average
                                       available     Number     exercise
(In millions)                        for options  of shares        price
------------------------------------------------------------------------
December 25, 1993                           64.8       83.6       $11.90
Grants                                     (12.0)      12.0       $33.08
Exercises                                     --       (8.8)      $ 6.59
Cancellations                                1.6       (1.6)      $20.63
                                          ------     ------
December 31, 1994                           54.4       85.2       $15.28
Grants                                     (14.0)      14.0       $48.22
Exercises                                     --      (10.7)      $ 8.14
Cancellations                                3.0       (3.0)      $25.66
                                          ------     ------
December 30, 1995                           43.4       85.5       $21.20
Grants                                     (13.3)      13.3       $69.12
Exercises                                     --      (11.9)      $ 9.86
Cancellations                                2.5       (2.5)      $34.10
                                          ------     ------
December 28, 1996                           32.6       84.4       $29.96
                                          ======     ======
Options exercisable at:
December 31, 1994                                      28.8       $ 7.54
December 30, 1995                                      29.1       $ 9.10
December 28, 1996                                      28.6       $11.44

The range of exercise prices for options outstanding at December 28, 1996 was $4.79 to $131.19. The range of exercise prices for options is wide due primarily to the increasing price of the Company's stock over the period of the grants.

The following tables summarize information about options outstanding at December 28, 1996:

                                                Outstanding options
                                    ------------------------------------
                                                     Weighted
                                                      average   Weighted
                                       Number of    contract-    average
                                          shares     ual life   exercise
Range of exercise prices           (in millions)   (in years)      price
------------------------------------------------------------------------
$4.79-$13.41                                34.0          3.7     $10.26
$13.63-$36.13                               25.3          6.7     $27.29
$38.91-$131.19                              25.1          8.9     $59.12
                                          ------
Total                                       84.4          6.1     $29.96
                                          ======

                                        Exercisable options
                                      --------------------------
                                                                Weighted
                                                 Number of       average
                                                    shares      exercise
Range of exercise prices                      (in millions)        price
------------------------------------------------------------------------
$4.79-$13.41                                           25.6       $ 9.34
$13.63-$36.13                                           2.6       $24.92
$38.91-$131.19                                           .4       $55.21
                                                     ------
Total                                                  28.6       $11.44
                                                     ======

These options will expire if not exercised at specific dates ranging from January 1997 to December 2006. Prices for options exercised during the three-year period ended December 28, 1996 ranged from $3.04 to $69.43.

Stock Participation Plan. Under this plan, eligible employees may purchase shares of Intel's Common Stock at 85% of fair market value at specific, predetermined dates. Of the 118 million shares authorized to be issued under the plan, 23.8 million shares were available for issuance at December 28, 1996. Employees purchased 3.5 million shares in 1996 (3.5 million and 4.0 million in 1995 and 1994, respectively) for $140 million ($110 million and $94 million in 1995 and 1994, respectively).

Pro forma information. The Company has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation," requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the Company's financial statements.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123. This information is required to be determined as if the Company had accounted for its employee stock options (including shares issued under the Stock Participation Plan, collectively called "options") granted subsequent to December 31, 1994 under the fair value method of that statement. The fair value of options granted in 1995 and 1996 reported below has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                      Employee       Stock Participation
                                    stock options        Plan shares
                               -------------------- --------------------
                                  1996       1995        1996       1995
------------------------------------------------------------------------
Expected life (in years)           6.5        6.5          .5         .5
Risk-free interest rate           6.5%       6.8%        5.3%       6.0%
Volatility                         .36        .36         .36        .36
Dividend yield                     .2%        .3%         .2%        .3%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options. The weighted average estimated fair value of employee stock options granted during 1996 and 1995 was $32.69 and $23.26 per share, respectively. The weighted average estimated fair value of shares granted under the Stock Participation Plan during 1996 and 1995 was $16.22 and $12.25, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in millions except for earnings per share information):

                                                            1996    1995
------------------------------------------------------------------------
Pro forma net income                                      $5,046  $3,506
Pro forma earnings per share                              $ 5.68  $ 3.96

The effects on pro forma disclosures of applying SFAS No. 123 are not likely to be representative of the effects on pro forma disclosures of future years. Because SFAS No. 123 is applicable only to options granted subsequent to December 31, 1994, the pro forma effect will not be fully reflected until 1999.

Retirement plans. The Company provides tax-qualified profit-sharing retirement plans (the "Qualified Plans") for the benefit of eligible employees in the U.S. and Puerto Rico and certain foreign countries. The plans are designed to provide employees with an accumulation of funds for retirement on a tax-deferred basis and provide for annual discretionary contributions to trust funds.

The Company also provides a non-qualified profit-sharing retirement plan (the "Non-Qualified Plan") for the benefit of eligible employees in the U.S. This plan is designed to permit certain discretionary employer contributions in excess of the tax limits applicable to the Qualified Plans and to permit employee deferrals in excess of certain tax limits. This plan is unfunded.

The Company accrued $209 million for the Qualified Plans and the Non-Qualified Plan in 1996 ($188 million in 1995 and $152 million in 1994). Of the $209 million accrued in 1996, the Company expects to fund approximately $181 million for the 1996 contribution to the Qualified Plans and to allocate approximately $10 million for the Non-Qualified Plan. The remainder, plus approximately $177 million carried forward from prior years, is expected to be contributed to these plans when allowable under IRS regulations and plan rules.

Contributions made by the Company vest based on the employee's years of service. Vesting begins after three years of service in 20% annual increments until the employee is 100% vested after seven years.

The Company provides tax-qualified defined-benefit pension plans for the benefit of eligible employees in the U.S. and Puerto Rico. Each plan provides for minimum pension benefits that are determined by a participant's years of service, final average compensation (taking into account the participant's social security wage base) and the value of the Company's contributions, plus earnings, in the Qualified Plan. If the participant's balance in the Qualified Plan exceeds the pension guarantee, the participant will receive benefits from the Qualified Plan only. Intel's funding policy is consistent with the funding requirements of federal laws and regulations.

Pension expense for 1996, 1995 and 1994 for the U.S. and Puerto Rico plans was less than $1 million per year, and no component of expense exceeded $3 million.

The funded status of these plans as of December 28, 1996 and December 30, 1995 was as follows:

(In millions)                                              1996    1995
-----------------------------------------------------------------------
Vested benefit obligation                                $   (3) $   (3)
                                                         ======  ======
Accumulated benefit obligation                           $   (4) $   (4)
                                                         ======  ======
Projected benefit obligation                             $   (5) $   (6)
Fair market value of plan assets                             11       8
                                                         ------  ------
Projected benefit obligation less than plan assets            6       2
Unrecognized net (gain)                                     (15)    (12)
Unrecognized prior service cost                               3       3
                                                         ------  ------
Accrued pension costs                                    $   (6) $   (7)
                                                         ======  ======

At fiscal year-ends, the weighted average discount rates and long-term rates for compensation increases used for estimating the benefit obligations and the expected return on plan assets were as follows:

                                                    1996    1995    1994
------------------------------------------------------------------------
Discount rate                                       7.0%    7.0%    8.5%
Rate of increase in
  compensation levels                               5.0%    5.0%    5.5%
Expected long-term return on assets                 8.5%    8.5%    8.5%

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

Pension expense for 1996, 1995 and 1994 for the foreign plans included the following:

(In millions)                                      1996    1995     1994
------------------------------------------------------------------------
Service cost-benefits earned
  during the year                                $   10  $    9   $    5
Interest cost of projected
  benefit obligation                                  7       6        5
Actual investment (return)
  on plan assets                                    (14)     (4)      (8)
Net amortization and deferral                        14      (2)       3
                                                 ------  ------   ------
Net pension expense                              $   17  $    9   $    5
                                                 ======  ======   ======

The funded status of the foreign defined-benefit plans as of December 28, 1996 and December 30, 1995 is summarized below:

                                                        Assets     Accu-
                                                        exceed   mulated
                                                         accu-  benefits
1996                                                   mulated    exceed
(In millions)                                         benefits    assets
------------------------------------------------------------------------
Vested benefit obligation                               $  (43)  $   (9)
                                                        ======   ======
Accumulated benefit obligation                          $  (46)  $  (15)
                                                        ======   ======
Projected benefit obligation                            $  (62)  $  (23)
Fair market value of plan assets                            68        3
                                                        ------   ------
Projected benefit obligation less than
  (in excess of) plan assets                                 6      (20)
Unrecognized net loss                                        3        3
Unrecognized net transition obligation                       2        1
                                                        ------   ------
Prepaid (accrued) pension costs                         $   11   $  (16)
                                                        ======   ======

                                                        Assets     Accu-
                                                        exceed   mulated
                                                         accu-  benefits
1995                                                   mulated    exceed
(In millions)                                         benefits    assets
------------------------------------------------------------------------
Vested benefit obligation                               $  (44)   $   (8)
                                                        ------    ------
Accumulated benefit obligation                          $  (46)   $  (14)
                                                        ======    ======
Projected benefit obligation                            $  (62)   $  (22)
Fair market value of plan assets                            67         4
                                                        ------    ------
Projected benefit obligation
  less than (in excess of) pan assets                       5        (18)
Unrecognized net loss                                        4         5
Unrecognized net transition obligation                       2        --
                                                        ------    ------
Prepaid (accrued) pension costs                         $   11    $  (13)
                                                        ======    ======

At fiscal year-ends, the weighted average discount rates and long-term rates for compensation increases used for estimating the benefit obligations and the expected return on plan assets were as follows:

                                              1996       1995       1994
------------------------------------------------------------------------
Discount rate                             5.5%-14%   5.5%-14%   5.5%-14%
Rate of increase in
  compensation levels                     4.5%-11%   4.5%-11%   4.5%-11%
Expected long-term
  return on assets                        5.5%-14%   5.5%-14%   5.5%-14%

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

Commitments

The Company leases a portion of its capital equipment and certain of its facilities under operating leases that expire at various dates through 2011. Rental expense was $57 million in 1996, $38 million in 1995 and $38 million in 1994. Minimum rental commitments under all non-cancelable leases with an initial term in excess of one year are payable as follows: 1997-$23 million; 1998-$18 million; 1999-$14 million; 2000-$11 million; 2001-$9 million; 2002 and beyond-$25 million. Commitments for construction or purchase of property, plant and equipment approximated $1.6 billion at December 28, 1996. In connection with certain manufacturing arrangements, Intel had minimum purchase commitments of approximately $333 million at December 28, 1996 for flash memories and other memory components and for production capacity of board-level products.

Contingencies

In March 1995, EMI Group, N.A. (formerly known as Thorn EMI North America Inc.) brought suit in Federal Court in Delaware against Intel, alleging that certain Intel manufacturing processes infringe a U.S. patent. In May 1996, the Court granted Intel's motion for summary judgment on some of the processes in issue. In November 1996, the Court granted Intel's motion for summary judgment on the remaining processes in issue and entered judgment in favor of Intel and against EMI on the claims in EMI's complaint. EMI has filed a Notice of Appeal with respect to the Court's decision. Although the ultimate outcome of this lawsuit cannot be determined at this time, management, including internal counsel, does not believe that the outcome of this litigation will have a material adverse effect on the Company's financial position or overall trends in results of operations.

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

Industry segment reporting

Intel operates predominantly in one industry segment. The Company designs, develops, manufactures and markets microcomputer components and related products at various levels of integration. The Company sells its products directly to original equipment manufacturers (OEMs) and also to a network of industrial and retail distributors throughout the world. The Company's principal markets are in the United States, Europe, Asia-Pacific and Japan, with the U.S. and Europe being the largest based on revenues. The Company's major products include microprocessors and related board-level products, chipsets, embedded processors and microcontrollers, flash memory chips, and network and communications products. Microprocessors and related board-level products account for a substantial majority of the Company's net revenues. No customer exceeded 10% of revenues in 1996, 1995 or 1994. Summary balance sheet information for operations outside the United States at fiscal year-ends is as follows:

(In millions)                                               1996    1995
------------------------------------------------------------------------
Assets                                                    $4,784  $4,404
Total liabilities                                         $1,694  $1,661
Net property, plant and equipment                         $1,615  $1,414

Geographic information for the three years ended December 28, 1996 is presented in the following tables. Transfers between geographic areas are accounted for at amounts that are generally above cost and consistent with rules and regulations of governing tax authorities. Such transfers are eliminated in the consolidated financial statements. Operating income by geographic segment does not include an allocation of general corporate expenses. Identifiable assets are those that can be directly associated with a particular geographic area. Corporate assets include cash and cash equivalents, short-term investments, trading assets, deferred tax assets, long-term investments and certain other assets.

                             Transfers
                  Sales to     between                         Indenti-
(In millions) unaffiliated  geographic       Net   Operating     fiable
1996             customers       areas  revenues      income     assets
-----------------------------------------------------------------------
United States      $ 8,668     $ 9,846   $18,514     $ 5,255    $12,982
Europe               5,876         917     6,793       1,118      2,405
Japan                2,459          20     2,479         340        659
Asia-Pacific         3,844       2,004     5,848         509      1,361
Other                   --         865       865         529        359
Eliminations            --     (13,652)  (13,652)        453     (3,439)
Corporate               --          --        --        (651)     9,408
                   -------     -------   -------     -------    -------
Consolidated       $20,847     $    --   $20,847     $ 7,553    $23,735
                   =======     =======   =======     =======    =======

1995
------------------------------------------------------------------------
United States      $ 7,922     $ 6,339   $14,261     $ 3,315     $12,603
Europe               4,560       1,190     5,750       1,383       2,517
Japan                1,737          28     1,765         353         665
Asia-Pacific         1,983       1,566     3,549         271         893
Other                   --         684       684         410         329
Eliminations            --      (9,807)   (9,807)        124      (3,651)
Corporate               --          --        --        (604)      4,148
                   -------     -------   -------     -------     -------
Consolidated       $16,202     $    --   $16,202     $ 5,252     $17,504
                   =======     =======   =======     =======     =======

1994
------------------------------------------------------------------------
United States      $ 5,826     $ 4,561   $10,387     $ 2,742     $ 7,771
Europe               3,158         380     3,538         418       1,733
Japan                  944          61     1,005         125         343
Asia-Pacific         1,593       1,021     2,614         154         540
Other                   --         639       639         378         324
Eliminations            --      (6,662)   (6,662)        179      (1,878)
Corporate               --          --        --        (609)      4,983
                   -------     -------   -------     -------     -------
Consolidated       $11,521     $    --   $11,521     $ 3,387     $13,816
                   =======     =======   =======     =======     =======

Supplemental information (unaudited)

Quarterly information for the two years ended December 28, 1996 is presented on page 37 of the printed annual report (page 20 of this exhibit).

Report of Ernst & Young LLP, independent auditors
The Board of Directors and Stockholders, Intel Corporation

We have audited the accompanying consolidated balance sheets of Intel Corporation as of December 28, 1996 and December 30, 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intel Corporation at December 28, 1996 and December 30, 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 28, 1996, in conformity with generally accepted accounting principles.


                                                 /s/Ernst & Young LLP


San Jose, California
January 13, 1997

Financial summary

Ten Years Ended December 28, 1996

                Net investment                                      Additions
                  in property,               Long-term     Stock- to property,
                       plant &      Total   debt & put   holders'     plant &
(In millions)        equipment     assets     warrants     equity   equipment
-----------------------------------------------------------------------------
1996                   $ 8,487    $23,735      $ 1,003    $16,872     $ 3,024
1995                   $ 7,471    $17,504      $ 1,125    $12,140     $ 3,550
1994                   $ 5,367    $13,816      $ 1,136    $ 9,267     $ 2,441
1993                   $ 3,996    $11,344      $ 1,114    $ 7,500     $ 1,933
1992                   $ 2,816    $ 8,089      $   622    $ 5,445     $ 1,228
1991                   $ 2,163    $ 6,292      $   503    $ 4,418     $   948
1990                   $ 1,658    $ 5,376      $   345    $ 3,592     $   680
1989                   $ 1,284    $ 3,994      $   412    $ 2,549     $   422
1988                   $ 1,122    $ 3,550      $   479    $ 2,080     $   477
1987                   $   891    $ 2,499      $   298    $ 1,276     $   302


                            Research                                Dividends
              Net  Cost of  & devel-    Operating    Net Earnings    declared
         revenues    sales    opment       income income  per share per share
-----------------------------------------------------------------------------
(In millions -- except per  share amounts)
1996      $20,847   $9,164    $1,808       $7,553 $5,157      $5.81   $   .19
1995      $16,202   $7,811    $1,296       $5,252 $3,566      $4.03   $   .15
1994      $11,521   $5,576    $1,111       $3,387 $2,288      $2.62   $  .115
1993      $ 8,782   $3,252    $  970       $3,392 $2,295      $2.60   $   .10
1992      $ 5,844   $2,557    $  780       $1,490 $1,067      $1.24   $   .05
1991      $ 4,779   $2,316    $  618       $1,080 $  819      $ .98        --
1990      $ 3,921   $1,930    $  517       $  858 $  650      $ .80        --
1989      $ 3,127   $1,721    $  365       $  557 $  391      $ .52        --
1988      $ 2,875   $1,506    $  318       $  594 $  453      $ .63        --
1987      $ 1,907   $1,044    $  260       $  246 $  248      $ .34        --

Management's discussion and analysis of financial condition and results of operations

Results of operations

Intel posted record net revenues in 1996, for the tenth consecutive year, rising by 29% from 1995 to 1996 and by 41% from 1994 to 1995. Higher volumes of the rapidly ramping Pentium(R) microprocessor family, partially offset by lower processor prices and decreased revenues from sales of related board-level products, were responsible for most of the growth in revenues from 1995 to 1996. The Pentium(R) Pro microprocessor family, introduced in late 1995, also contributed to the growth in revenues from 1995 to 1996. The growth in revenues from 1994 to 1995 was driven primarily by higher volumes of the Pentium processor family and related board-level products, which surpassed sales of the Intel486(TM) microprocessor family in the third quarter of 1995. Revenues from the Intel486 microprocessor family declined substantially in 1995 and 1996, primarily due to this shift in market demand toward the Company's more advanced microprocessors.

Higher volumes of flash memory and chipset products also contributed toward the increase in revenues from 1994 to 1996 and also helped enable the successful Pentium and Pentium Pro microprocessor ramps. Revenues from embedded control products and networking and communications products also grew over this period.

Cost of sales increased by 17% from 1995 to 1996 and by 40% from 1994 to 1995. The overall growth in cost of sales from 1994 to 1996 was driven by unit volume growth in Pentium microprocessor and related board-level products, new factories commencing production, manufacturing process conversions and shifts in product mix. While revenues increased substantially from 1995 to 1996, growth in cost of sales was significantly less. Cost of sales in the first half of 1996 and the fourth quarter of 1995 were negatively impacted by unusually high reserves related to inventories of certain purchased components. The second half of 1996 was favorably impacted by factory efficiencies from higher volumes, as well as relatively lower new factory startup costs. In addition, in the second half of 1996 the Company sold significantly more processor products than in the second half of 1995.

The gross margin percentage was 56% in 1996, compared to 52% in 1995 and 1994. However, as a result of all of the revenue and cost factors discussed above, the gross margin percentage in the second half of 1996 was 60% (63% in the fourth quarter), compared to 50% in the second half of 1995 (48% in the fourth quarter). Gross margin for the fourth quarter of 1994 included the impact of a $475 million charge, primarily to cost of sales, related to a divide problem in the floating point unit of the Pentium microprocessor. See "Outlook" for a discussion of gross margin expectations.

Sales of Pentium microprocessors and related board-level products comprised a majority of the Company's revenues and a substantial majority of its gross margin during 1995 and 1996. During 1996 Pentium Pro microprocessors and related board-level products became an increasing portion of the Company's revenues and gross margin. The Intel486 microprocessor family contributed negligible revenues and gross margin during 1996. During 1995, the Intel486 microprocessor family represented a significant but rapidly declining portion of the Company's revenues and gross margin, while it comprised a majority of the Company's revenues and a substantial majority of its gross margin during 1994.

Research and development spending grew by 40% from 1995 to 1996 and 17% from 1994 to 1995, as the Company substantially increased its investments over this time period in strategic programs, particularly for the internal development of microprocessor products and related manufacturing technology. Increased spending for marketing programs, including media merchandising and the Company's Intel Inside(R) cooperative advertising program, and other revenue-dependent expenses drove the 26% and 27% increases in marketing, general and administrative expenses from 1995 to 1996 and from 1994 to 1995, respectively.

The $4 million decrease in interest expense from 1995 to 1996 was mainly due to lower average borrowing balances and interest rates in 1996, partially offset by lower interest capitalization. The decrease in interest expense from 1994 to 1995 was primarily due to lower average borrowing balances in 1995 in addition to higher interest capitalization resulting from increased facility construction programs.

Although the Company had higher average investment balances in 1996, interest and other income decreased by $9 million from 1995 to 1996, primarily due to the offsetting effect of $118 million in unusual gains in 1995. Interest and other income increased by $142 million from 1994 to 1995, mainly due to the previously noted gains in 1995, in addition to higher average interest rates on investments in 1995.

The Company utilizes investments and corresponding interest rate swaps to preserve principal while enhancing the yield on its investment portfolio without significantly increasing risk, and uses forward contracts, options and swaps to hedge foreign currency, equity and interest rate market exposures of underlying assets, liabilities and other obligations. Gains and losses on these instruments are generally offset by those on the underlying hedged transactions; as a result, there was no material net impact on the Company's financial results during the 1994 to 1996 period.

The Company's effective income tax rate decreased to 35.0% in 1996 compared to 36.8% and 36.5% in 1995 and 1994, respectively.

Financial condition


The Company's financial condition remains very strong. As of December 28, 1996, total cash and short- and long-term investments totaled $9.3 billion, up from $4.1 billion at December 30, 1995. Cash generated from operating activities rose to $8.7 billion in 1996, compared to $4.0 billion and $2.9 billion in 1995 and 1994, respectively.

Investing activities consumed $5.3 billion in cash during 1996, compared to $2.7 billion during 1995 and $2.9 billion during 1994, as operating activities generated significantly more cash during 1996. Capital expenditures totaled $3.0 billion in 1996, as the Company continued to invest in property, plant and equipment, primarily for microprocessor manufacturing capacity. The Company had committed approximately $1.6 billion for the construction or purchase of property, plant and equipment as of December 28, 1996. See "Outlook" for a discussion of capital expenditure expectations in 1997.

Inventory levels, particularly raw materials and finished goods, decreased significantly in 1996. This decrease was primarily attributable to the sell-through of purchased parts inventory and lower costs of manufacturing. The increase in accounts receivable in 1996 was mainly due to revenue growth, offset somewhat by improved receivable collections. During 1995, the Company experienced an increase in its concentration of credit risk due to increasing trade receivables from sales to manufacturers of microcomputer systems. Although the financial exposure to individual customers has increased with the growth in revenues, the concentration of credit among the largest customers has decreased slightly in 1996. The Company's five largest customers accounted for approximately 30% of net revenues for 1996. At December 28, 1996, these customers accounted for approximately 25% of net accounts receivable.

The Company used $773 million for financing activities in 1996, compared to $1.1 billion and $557 million in 1995 and 1994, respectively. The major financing applications of cash in 1996 and 1995 were for stock repurchases totaling $1.3 billion for 16.8 million shares (including $108 million for exercised put warrants) and $1.0 billion for 18.9 million shares, respectively. Financing applications of cash in 1994 included stock repurchases of $658 million and the early retirement of the Company's 8 1/8% debt. Financing sources of cash during 1996 included $300 million under a private reverse repurchase arrangement and $261 million in proceeds from the sale of shares primarily pursuant to employee stock plans ($192 million in 1995 and $150 million in 1994).

As part of its authorized stock repurchase program, the Company had outstanding put warrants at the end of 1996, with the potential obligation to buy back 4.5 million shares of its Common Stock at an aggregate price of $275 million. The exercise price of these warrants ranged from $56 to $69 per share, with an average exercise price of $61 per share as of December 28, 1996.

Other sources of liquidity include combined credit lines and authorized commercial paper borrowings of $1.8 billion, $30 million of which was outstanding at December 28, 1996. The Company also maintains the ability to issue an aggregate of approximately $1.4 billion in debt, equity and other securities under Securities and Exchange Commission (SEC) shelf registration statements. The Company believes that it has the financial resources needed to meet business requirements in the foreseeable future, including capital expenditures for the expansion of worldwide manufacturing capacity, working capital requirements, the potential put warrant obligation and the dividend program.

Outlook

The outlook section contains a number of forward-looking statements, all of which are based on current expectations. Actual results may differ materially.


Intel expects that the total number of personal computers using Intel's Pentium and Pentium Pro microprocessors and other semiconductor components sold worldwide will continue to grow in 1997. Intel has expanded manufacturing capacity over the last few years and continues to expand capacity. Intel's financial results are substantially dependent on this market segment. Revenue is also a function of the mix of microprocessors and related motherboards and the mix of microprocessor types and speed, all of which are difficult to forecast. Because of the large price difference between types of microprocessors, this mix affects the average price Intel will realize and has a large impact on Intel's revenues.

Intel's strategy has been, and continues to be, to introduce ever higher performance microprocessors. To implement this strategy, the Company plans to cultivate new businesses and continue to work with the software industry to develop compelling applications that can take advantage of this higher performance, thus driving demand toward the newer products. In line with this strategy, the Company has recently announced higher performance members of the Pentium microprocessor family, including the Pentium processor with MMX(TM) technology. Capacity has been planned based on the assumed continued success of the Company's strategy. If the market demand does not continue to grow and move rapidly toward higher performance products, revenues and gross margin may be impacted, the manufacturing capacity installed might be under-utilized and capital spending may be slowed. The Company may continue to reduce microprocessor prices aggressively and systematically to bring its technology to market.

The Company's gross margin percentage is a sensitive function of the product mixes sold in any period. Because the percentage of motherboards that Intel's customers purchase changes with the maturity of the product cycle, and motherboards generally have lower gross margin percentages than microprocessors, Intel's gross margin percentage varies depending on the mix of microprocessors and related motherboards within a product family and the mix of types of microprocessors. Various other factors, including unit volumes and costs, and yield issues associated with production at factories, processor speed mix and mix of shipments of other semiconductors, will also continue to affect the amount of cost of sales and the variability of gross margin percentages in future quarters. The Company's goal continues to be to grow gross margin dollars. Intel's current gross margin expectation for 1997 is 60% plus or minus a few points. However, the Company believes that over the long-term the gross margin percentage will be 50% plus or minus a few points, as the Company introduces higher performance products and costs continue to increase. In addition, from time to time the Company may forecast a range of gross margin percentages for the coming quarter. Actual results may differ from these estimates.

To implement its strategy, Intel continues to build capacity to produce high-performance microprocessors and other products. The Company expects that capital spending will increase to approximately $4.5 billion in 1997 to support significant expansion of worldwide manufacturing capacity. This spending plan is dependent upon changes in manufacturing efficiencies, delivery times of various machines and construction schedules for new facilities. Depreciation for 1997 is expected to be approximately $2.5 billion, an increase of approximately $600 million from 1996. Most of this increased depreciation would be included in cost of sales and research and development spending.

The industry in which Intel operates is characterized by very short product life cycles. Intel considers it imperative to maintain a strong research and development program to continue to succeed. The Company will also continue spending to promote its products and to increase the value of its product brands. Based on current forecasts, spending for marketing and general and administrative expenses is expected to increase in 1997.

The Company currently expects its tax rate to increase to 35.5% for 1997. This estimate is based on current tax law and current estimate of earnings, and is subject to change.

The Company's future results of operations and the other forward-looking statements contained in this outlook, in particular the statements regarding growth in the personal computer industry, gross margin, capital spending, depreciation, research and development, and marketing and general and administrative expenses, involve a number of risks and uncertainties. In addition to the factors discussed above, among the other factors that could cause actual results to differ materially are the following: business conditions and growth in the computing industry and in the general economy; changes in customer order patterns, including timing of delivery and changes in seasonal fluctuations in PC buying patterns; competitive factors, such as rival chip architectures, competing software-compatible microprocessors, acceptance of new products and price pressures; risk of inventory obsolescence due to shifts in market demand; variations in inventory valuation; timing of software industry product introductions; continued success in technological advances and their implementation, including the manufacturing ramp; shortage of manufacturing capacity; risks associated with foreign operations; changes in product mixes; and litigation involving intellectual property and consumer issues.

Intel believes that it has the product offerings, facilities, personnel, and competitive and financial resources for continued business success, but future revenues, costs, margins and profits are all influenced by a number of factors, including those discussed above, all of which are inherently difficult to forecast.

Financial information by quarter (unaudited)

(In millions-except per share data)
1996 for quarter ended   December 28   September 28   June 29  March 30
-----------------------------------------------------------------------
Net revenues                $  6,440       $  5,142  $  4,621   $ 4,644
Cost of sales               $  2,392       $  2,201  $  2,150   $ 2,421
Net income                  $  1,910       $  1,312  $  1,041   $   894
Earnings per share          $   2.13       $   1.48  $   1.17   $  1.02
Dividends per share (A)
                   Declared $    .05       $    .05  $    .05   $   .04
                   Paid     $    .05       $    .05  $    .04   $   .04
Market price range Common
  Stock (B)
                   High     $ 137.50       $  97.38  $  76.88   $ 61.00
                   Low      $  95.44       $  69.00  $  56.88   $ 50.00
Market price range Step-Up
  Warrants (B)
                   High     $  98.38       $  58.88  $  39.31   $ 28.50
                   Low      $  56.75       $  31.75  $  24.00   $ 21.63

(In millions-except per share data)
1995 for quarter ended   December 30   September 30    July 1   April 1
-----------------------------------------------------------------------
Net revenues                $  4,580       $  4,171  $  3,894   $ 3,557
Cost of sales               $  2,389       $  2,008  $  1,805   $ 1,609
Net income                  $    867       $    931  $    879   $   889
Earnings per share          $    .98       $   1.05  $    .99   $  1.02
Dividends per share (A)
                   Declared $    .04       $    .04  $    .04   $   .03
                   Paid     $    .04       $    .04  $    .03   $   .03
Market price range Common
  Stock (B)
                   High     $  72.88       $  76.44  $  65.63   $ 44.25
                   Low      $  56.75       $  58.63  $  42.75   $ 31.81
Market price range Step-Up
  Warrants (B)
                   High     $  39.00       $  43.63  $  31.88   $ 11.91
                   Low      $  26.75       $  30.44  $  11.31   $  6.97


(A) Intel plans to continue its dividend program. However, dividends are dependent on future earnings, capital requirements and financial condition.
(B) Intel's Common Stock (symbol INTC) and 1998 Step-Up Warrants (symbol INTCW) trade on The Nasdaq Stock Market* and are quoted in the Wall Street Journal and other newspapers. Intel's Common Stock also trades on the Zurich, Basel and Geneva, Switzerland exchanges. At December 28, 1996, there were approximately 105,000 registered holders of Common Stock. All stock and warrant prices are closing prices per The Nasdaq Stock Market.