Form 10-K, Exhibit 13
period 1997-12-27
INTEL CORP
filed 1998-03-27
CIK 50863

EXHIBIT 13

                             Intel Corporation 1997

Consolidated
   statements of income

Three years ended December 27, 1997
(In millions-except
per share amounts)                    1997            1996         1995
--------------------------------------------------------------------------------
Net revenues                          $ 25,070        $ 20,847     $ 16,202
                                      --------        --------     --------
Cost of sales                            9,945           9,164        7,811
Research and development                 2,347           1,808        1,296
Marketing, general and
 administrative                          2,891           2,322        1,843
                                      --------        --------     --------
Operating costs and expenses            15,183          13,294       10,950
                                      --------        --------     --------
Operating income                         9,887           7,553        5,252
Interest expense                           (27)            (25)         (29)
Interest income and other, net             799             406          415
                                      --------        --------     --------
Income before taxes                     10,659           7,934        5,638
Provision for taxes                      3,714           2,777        2,072
                                      --------        --------     --------
Net income                            $  6,945        $  5,157     $  3,566
                                      ========        ========     ========
Basic earnings per common share       $   4.25        $   3.13     $   2.16
                                      ========        ========     ========
Diluted earnings per common share     $   3.87        $   2.90     $   2.02
                                      ========        ========     ========

Weighted average common shares
 outstanding                             1,635           1,645        1,650
Dilutive effect of:
  Employee stock options                   102              94           96
  1998 Step-Up Warrants                     58              37           22
                                      --------        --------     --------
Weighted average common shares
 outstanding,
 assuming dilution                       1,795           1,776        1,768
                                      ========        ========     ========

See accompanying notes.

                             Intel Corporation 1997

Consolidated
   balance sheets

December 27, 1997 and December 28, 1996
(In millions-except per share amounts)                       1997         1996
------------------------------------------------------------------------------

Assets
Current assets:
 Cash and cash equivalents                                  $ 4,102    $ 4,165
 Short-term investments                                       5,630      3,742
 Trading assets                                                 195         87
 Accounts receivable, net of allowance for doubtful
  accounts of $65 ($68 in 1996)                               3,438      3,723
 Inventories                                                  1,697      1,293
 Deferred tax assets                                            676        570
 Other current assets                                           129        104
                                                            -------    -------

Total current assets                                         15,867     13,684
                                                            -------    -------

Property, plant and equipment:
 Land and buildings                                          5,113       4,372
 Machinery and equipment                                    10,577       8,729
 Construction in progress                                    2,437       1,161
                                                           -------     -------

                                                            18,127      14,262
 Less accumulated depreciation                               7,461       5,775
                                                           -------     -------

Property, plant and equipment, net                          10,666       8,487
                                                           -------     -------

Long-term investments                                        1,839       1,353
Other assets                                                   508         211
                                                           -------     -------

 Total assets                                              $28,880     $23,735
                                                           =======     =======
Liabilities and stockholders' equity
Current liabilities:
 Short-term debt                                           $   212     $   389
 Long-term debt redeemable within one year                     110          --
 Accounts payable                                            1,407         969
 Accrued compensation and benefits                           1,268       1,128
 Deferred income on shipments to distributors                  516         474
 Accrued advertising                                           500         410
 Other accrued liabilities                                     842         507
 Income taxes payable                                        1,165         986
                                                           -------     -------

Total current liabilities                                    6,020       4,863
                                                           -------     -------

Long-term debt                                                 448         728
Deferred tax liabilities                                     1,076         997
Put warrants                                                 2,041         275
Commitments and contingencies
Stockholders' equity:
 Preferred Stock, $.001 par value,
  50 shares authorized; none issued                             --          --
 Common Stock, $.001 par value, 4,500 shares authorized;
  1,628 issued and outstanding (1,642 in 1996) and
  capital in excess of par value                             3,311       2,897
 Retained earnings                                          15,984      13,975
                                                           -------     -------

Total stockholders' equity                                  19,295      16,872
                                                           -------     -------

 Total liabilities and stockholders' equity                $28,880     $23,735
                                                           =======     =======

See accompanying notes.

                             Intel Corporation 1997

Consolidated statements
                of cash flows

Three years ended December 27, 1997
(In millions)                           1997             1996             1995
--------------------------------------------------------------------------------
Cash and cash equivalents,
 beginning of year                  $  4,165         $  1,463         $  1,180
                                    --------         --------         --------
Cash flows provided by
 (used for) operating
 activities:
Net income                             6,945            5,157            3,566
Adjustments to reconcile
 net income to net cash
 provided by (used for)
 operating activities:
 Depreciation                          2,192            1,888            1,371
 Net loss on retirements
  of property,
  plant and equipment                    130              120               75
 Amortization of debt discount            --               --                8
 Deferred taxes                            6              179              346
 Changes in assets and liabilities:
  Accounts receivable                    285             (607)          (1,138)
  Inventories                           (404)             711             (835)
  Accounts payable                       438              105              289
  Accrued compensation and benefits      140              370              170
  Income taxes payable                   179              185              372
  Tax benefit from
   employee stock plans                  224              196              116
  Other assets and liabilities          (127)             439             (324)
                                    --------         --------         --------
   Total adjustments                   3,063            3,586              450
                                    --------         --------         --------
Net cash provided by
 operating activities                 10,008            8,743            4,016
                                    --------         --------         --------
Cash flows provided by
  (used for) investing
  activities:
 Additions to property,
  plant and equipment                 (4,501)          (3,024)          (3,550)
 Purchases of available-for-sale
  investments                         (9,224)          (4,683)            (685)
 Sales of available-for-sale
  investments                            153              225              114
 Maturities and other changes in
  available-for-sale investments       6,713            2,214            1,444
                                    --------         --------         --------
Net cash (used for)
  investing activities                (6,859)          (5,268)          (2,677)
                                    --------         --------         --------
Cash flows provided by
  (used for) financing
  activities:
 (Decrease) increase in
  short-term debt, net                 (177)               43             (179)
 Additions to long-term debt            172               317               --
 Retirement of long-term debt          (300)               --               (4)
 Proceeds from sales of shares
  through employee
  stock plans and other                 357               261              192
 Proceeds from sales of
  put warrants                          288                56               85
 Repurchase and retirement of
  Common Stock                       (3,372)           (1,302)          (1,034)
 Payment of dividends to
  stockholders                         (180)             (148)            (116)
                                   --------          --------         --------
Net cash (used for) financing
  activities                         (3,212)             (773)          (1,056)
                                   --------          --------         --------
Net (decrease) increase in
  cash and cash
  equivalents                           (63)            2,702              283
                                   --------          --------         --------
Cash and cash equivalents,
  end of year                      $  4,102          $  4,165         $  1,463
                                   ========          ========         ========
Supplemental disclosures
  of cash flow
  information:
Cash paid during the year for:
 Interest                          $     37          $    51          $    182
 Income taxes                      $  3,305          $ 2,217          $  1,209

Cash paid for interest in 1995 includes approximately $108 million of accumulated interest on Zero Coupon Notes that matured in 1995.

Certain 1996 and 1995 amounts have been reclassified to conform to the 1997 presentation.


See accompanying notes.

                             Intel Corporation 1997

Consolidated statements
        of stockholders' equity
                                    Common Stock
                               and capital in excess
                                    of par value
                             -----------------------
Three years ended
 December 27, 1997               Number                    Retained
(In millions)                 of shares       Amount       earnings        Total
--------------------------------------------------------------------------------
Balance at
 December 31, 1994            1,654           $ 2,306      $ 6,961       $ 9,267
Proceeds from sales
 of shares through
 employee stock plans,
 tax benefit
 of $116 and other               27               310           --           310
Proceeds from sales
 of put warrants                 --                85           --            85
Reclassification of
 put warrant obligation,
 net                             --                61          (42)           19
Repurchase and retirement
 of Common Stock                (38)             (179)        (855)       (1,034)
Cash dividends declared
 ($.075 per share)               --                --         (124)         (124)
Unrealized gain on
 available-for-sale
 investments, net                --                --           51            51
Net income                       --                --        3,566         3,566
                           --------          --------     --------      --------
Balance at
 December 30, 1995            1,643             2,583        9,557        12,140
Proceeds from sales of
 shares through
 employee stock plans,
 tax benefit
 of $196 and other               33               457          --            457
Proceeds from sales
 of put warrants                 --                56          --             56
Reclassification of
 put warrant obligation,
 net                             --                70         272            342
Repurchase and retirement
 of Common Stock                (34)             (269)       (925)        (1,194)
Cash dividends declared
 ($.095 per share)               --                --        (156)          (156)
Unrealized gain on
 available-for-sale
 investments, net                --                --          70             70
Net income                       --                --       5,157          5,157
                           --------          --------    --------       --------
Balance at
 December 28, 1996            1,642             2,897      13,975         16,872
Proceeds from sales
 of shares through
 employee stock plans,
 tax benefit
 of $224 and other               30               581          (1)           580
Proceeds from sales
 of put warrants                 --               288          --            288
Reclassification of
 put warrant obligation,
 net                             --              (144)     (1,622)        (1,766)
Repurchase and retirement
 of Common Stock                (44)             (311)     (3,061)        (3,372)
Cash dividends declared
 ($.115 per share)               --                --        (188)          (188)
Unrealized loss on
 available-for-sale
 investments, net                --                --         (64)           (64)
Net income                       --                --       6,945          6,945
                           --------          --------    --------       --------
Balance at
 December 27, 1997            1,628          $  3,311    $ 15,984       $ 19,295
                           ========          ========    ========       ========

See accompanying notes.

                             Intel Corporation 1997

Notes to consolidated
    financial statements

Accounting policies

  Fiscal year. Intel Corporation ("Intel" or "the Company") has a fiscal year that ends the last Saturday in December. Fiscal years 1997, 1996 and 1995, each 52-week years, ended on December 27, 28 and 30, respectively. Periodically, there will be a 53-week year. The next 53-week year will end on December 30, 2000.

  Basis of presentation. The consolidated financial statements include the accounts of Intel and its wholly owned subsidiaries. Significant intercompany accounts and transactions have been eliminated. Accounts denominated in foreign currencies have been remeasured into the functional currency in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation," using the U.S. dollar as the functional currency.

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

  The Company accounts for investments in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company's policy is to protect the value of its investment portfolio and to minimize principal risk by earning returns based on current interest rates. For equity investments entered into for the promotion of business and strategic objectives, an insignificant portion of the investment portfolio, the Company typically does not attempt to reduce or eliminate the inherent market risks. A substantial majority of the Company's marketable investments are classified as available-for-sale as of the balance sheet date and are reported at fair value, with unrealized gains and losses, net of tax, recorded in stockholders' equity. The cost of securities sold is based on the specific identification method. Realized gains or losses and declines in value, if any, judged to be other than temporary, on available-for-sale securities are reported in other income or expense. Investments in non-marketable instruments are recorded at the lower of cost or market and included in other assets.

  Trading assets. During 1996, the Company began purchasing securities classified as trading assets. Net gains on the trading asset portfolio were $37 million and $12 million in 1997 and 1996, respectively. The Company maintains its trading asset portfolio to generate returns that offset changes in certain liabilities related to deferred compensation arrangements. The trading assets consist of marketable equity securities and are stated at fair value. Both realized and unrealized gains and losses are included in other income or expense and generally offset the change in the deferred compensation liability, which is also included in other income or expense.

  Fair values of financial instruments. Fair values of cash and cash equivalents approximate cost due to the short period of time to maturity. Fair values of long-term investments, long-term debt, short-term investments, short-term debt, long-term debt redeemable within one year, trading assets, non-marketable instruments, swaps, currency forward contracts, currency options and options hedging marketable instruments are based on quoted market prices or pricing models using current market rates. No consideration is given to liquidity issues in valuing debt.

   Derivative financial instruments. The Company utilizes derivative financial instruments to reduce financial market risks. These instruments are used to hedge foreign currency, equity and interest rate market exposures of underlying assets, liabilities and other obligations. The Company does not use derivative financial instruments for speculative or trading purposes. The Company's accounting policies for these instruments are based on the Company's designation of such instruments as hedging transactions. The criteria the Company uses for designating an instrument as a hedge include the instrument's effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. Gains and losses on currency forward contracts and options that are designated and effective as hedges of anticipated transactions, for which a firm commitment has been attained, are deferred and recognized in income in the same period that the underlying transactions are settled. Gains and losses on currency forward contracts, options and swaps that are designated and effective as hedges of existing transactions are recognized in income in the same period as losses and gains on the underlying transactions are recognized and generally offset. Gains and losses on any instruments not meeting the above criteria would be recognized in income in the current period. If an underlying hedged transaction is terminated earlier than initially anticipated, the offsetting gain or loss on the related derivative instrument would be recognized in income in the same period. Subsequent gains or losses on the related derivative instrument would be recognized in income in each period until the instrument matures, is terminated or is sold. Income or expense on swaps is accrued as an adjustment to the yield of the related investments or debt they hedge.

  Inventories. Inventories are stated at the lower of cost or market. Cost is computed on a currently adjusted standard basis (which approximates actual cost on a current average or first-in, first-out basis). Inventories at fiscal year-ends were as follows:


(In millions)                                1997           1996
------------------------------------------------------------------
Raw materials                              $  255           $  280
Work in process                               928              672
Finished goods                                514              341
                                           ------           ------
Total                                      $1,697           $1,293
                                           ======           ======

Notes to consolidated
    financial statements

  Property, plant and equipment. Property, plant and equipment are stated at cost. Depreciation is computed for financial reporting purposes principally by use of the straight-line method over the following estimated useful lives: machinery and equipment, 2-4 years; land and buildings, 4-40 years.

  The Company evaluates property, plant and equipment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

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

  Advertising. Cooperative advertising obligations are accrued and the costs expensed at the same time the related revenue is recognized. All other advertising costs are expensed as incurred. The Company does not incur any direct-response advertising costs. Advertising expense was $1,203 million, $974 million and $654 million in 1997, 1996 and 1995, respectively.

  Interest. Interest as well as gains and losses related to contractual agreements to hedge certain investment positions and debt (see "Derivative financial instruments") are recorded as net interest income or expense on a monthly basis. Interest expense capitalized as a component of construction costs was $9 million, $33 million and $46 million for 1997, 1996 and 1995, respectively.

  Earnings per share. The consolidated financial statements are presented in accordance with SFAS No. 128, "Earnings per Share." Basic earnings per common share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per common share incorporate the incremental shares issuable upon the assumed exercise of stock options and warrants. Diluted earnings per common share do not differ from the Company's previously reported earnings per common and common equivalent share.

  Stock distribution. On July 13, 1997, the Company effected a two-for-one stock split in the form of a special stock distribution to stockholders of record as of June 10, 1997. All share, per share, Common Stock, stock option and warrant amounts herein have been restated to reflect the effect of this split.

  Recent accounting pronouncements. The Company intends to adopt SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in fiscal 1998. Both will require additional disclosure but will not have a material effect on the Company's financial position or results of operations. SFAS No. 130 will first be reflected in the Company's first quarter of 1998 interim financial statements. Components of comprehensive income for the Company include items such as net income and changes in the value of available-for-sale securities. SFAS No.
131 requires segments to be determined based on how management measures performance and makes decisions about allocating resources. SFAS No. 131 will first be reflected in the Company's 1998 Annual Report.

Common Stock

  1998 Step-Up Warrants. In 1993, the Company issued 80 million 1998 Step-Up Warrants to purchase 80 million shares of Common Stock. This transaction resulted in an increase of $287 million in Common Stock and capital in excess of par value, representing net proceeds from the offering. The Warrants became exercisable in May 1993 at an effective price of $17.875 per share of Common Stock, subject to annual increases to a maximum price of $20.875 per share effective in March 1997. As of December 27, 1997, approximately 78 million Warrants were exercisable at a price of $20.875 per Warrant. These Warrants expire on March 14, 1998.

  Stock repurchase program. The Company has an ongoing authorization, as amended, from the Board of Directors to repurchase up to 280 million shares of Intel's Common Stock and Step-Up Warrants in open market or negotiated transactions. During 1997, the Company repurchased 43.6 million shares of Common Stock at a cost of $3.4 billion. As of December 27, 1997, the Company had repurchased and retired approximately 213.4 million shares at a cost of $6.9 billion since the program began in 1990. As of December 27, 1997, after reserving 26.3 million shares to cover outstanding put warrants, 40.3 million shares remained available under the repurchase authorization.

Put warrants

  In a series of private placements from 1991 through 1997, the Company sold put warrants that entitle the holder of each warrant to sell to the Company, by physical delivery, one share of Common Stock at a specified price. On certain of these warrants, the Company simultaneously entered into additional contractual arrangements which cause the warrants to terminate if the Company's stock price reaches specified levels. Activity during the past three years is summarized as follows:

                                                               Put warrants
                                                               outstanding
                                                        ------------------------
                                     Cumulative
                                    net premium         Number of      Potential
(In millions)                         received          warrants      obligation
--------------------------------------------------------------------------------
December 31, 1994                   $    194               50.0       $    744
Sales                                     85               35.0            925
Repurchases                               --              (11.0)          (201)
Expirations                               --              (50.0)          (743)
                                    --------           --------       --------
December 30, 1995                        279               24.0            725
Sales                                     56               18.0            603
Exercises                                 --               (3.6)          (108)
Expirations                               --              (29.4)          (945)
                                    --------           --------       --------
December 28, 1996                        335                9.0            275
Sales                                    288               46.3          3,525
Expirations                               --              (29.0)        (1,759)
                                    --------           --------       --------
December 27, 1997                   $    623               26.3       $  2,041
                                    ========           ========       ========

Notes to consolidated
    financial statements

  The amount related to Intel's potential repurchase obligation has been reclassified from stockholders' equity to put warrants. The 26.3 million put warrants outstanding at December 27, 1997 expire on various dates between February and August 1998 and have exercise prices ranging from $68 to $95 per share, with an average exercise price of $78 per share. There is no significant effect on diluted earnings per share for the periods presented.

Borrowings

  Short-term debt. Short-term debt and weighted average interest rates at fiscal year-ends were as follows:

                                      1997                         1996
                             -----------------------     ---------------------
                                            Weighted                  Weighted
                                             average                   average
                                            interest                  interest
(In millions)                Balance            rate     Balance          rate
------------------------------------------------------------------------------
Borrowed under
 lines of credit             $    32             N/A     $    30           N/A
Reverse repurchase
 agreements payable in
 non-U.S. currencies              --              --         263          6.4%
Notes payable                     --              --           3          0.7%
Drafts payable                   180             N/A          93           N/A
                             -------                     -------
Total                        $   212                     $   389
                             =======                     =======

  The Company also borrows under commercial paper programs. Maximum borrowings under commercial paper programs reached $175 million during 1997 and $306 million during 1996. This debt is rated A-1+ by Standard and Poor's and P-1 by Moody's. Proceeds are used to fund short-term working capital needs.

  Long-term debt. Long-term debt at fiscal year-ends was as follows:


(In millions)                                            1997             1996
------------------------------------------------------------------------------
Payable in U.S. dollars:
 AFICA Bonds due 2013 at 4%                             $ 110            $ 110
 Reverse repurchase arrangement due 2001                   --              300
 Other U.S. dollar debt                                     6                4
Payable in other currencies:
 Irish punt due 1999-2027 at 5%-12%                       396              268
 Greek drachma due 2001                                    46               46
                                                      -------          -------
Subtotal                                                  558              728

Less long-term debt
 redeemable within one year                              (110)              --
                                                      -------          -------
Total                                                 $   448          $   728
                                                      =======          =======

  The Company has guaranteed repayment of principal and interest on the AFICA Bonds issued by the Puerto Rico Industrial, Medical and Environmental Pollution Control Facilities Financing Authority ("AFICA"). The bonds are adjustable and redeemable at the option of either the Company or the bondholder every five years through 2013. They are next adjustable and redeemable in 1998 and accordingly have been reclassified as a current liability at December 27, 1997. The Irish punt borrowings were made in connection with the financing of a factory in Ireland, and Intel has invested the proceeds in Irish punt denominated instruments of similar maturity to hedge foreign currency and interest rate exposures. The Greek drachma borrowings were made under a tax incentive program in Ireland, and the proceeds and cash flows have been swapped to U.S. dollars. The $300 million reverse repurchase arrangement originally payable in 2001 was repaid in 1997. It had a borrowing rate of 5.9% at December 28, 1996.

  Under shelf registration statements filed with the Securities and Exchange Commission, Intel originally had the authority to issue up to $3.3 billion in the aggregate of Common Stock, Preferred Stock, depositary shares, debt securities and warrants to purchase the Company's or other issuers' Common Stock, Preferred Stock and debt securities, and, subject to certain limits, stock index warrants and foreign currency exchange units. In 1993, Intel completed an offering of Step-Up Warrants (see "1998 Step-Up Warrants") under these registration statements. The Company may issue up to approximately $1.4 billion in additional securities under effective registration statements.

  As of December 27, 1997, aggregate debt maturities were as follows: 1998-$110 million; 1999-$7 million; 2000-$5 million; 2001-$56 million; 2002-$15 million; and thereafter-$365 million.

Investments

  The returns on a majority of the Company's marketable investments in long-term fixed rate debt and equity securities are swapped to U.S. dollar LIBOR-based returns. The currency risks of investments denominated in foreign currencies are hedged with foreign currency borrowings, currency forward contracts or currency interest rate swaps (see "Derivative financial instruments" under "Accounting policies").

Notes to consolidated
    financial statements

  Investments with maturities of greater than six months consist primarily of A and A2 or better rated financial instruments and counterparties. Investments with maturities of up to six months consist primarily of A-1 and P-1 or better rated financial instruments and counterparties. Foreign government regulations imposed upon investment alternatives of foreign subsidiaries, or the absence of A and A2 rated counterparties in certain countries, result in some minor exceptions. Intel's practice is to obtain and secure available collateral from counterparties against obligations whenever Intel deems appropriate. At December 27, 1997, investments were placed with approximately 250 different counterparties.


  Investments at December 27, 1997 were as follows:

                                       Gross             Gross       Estimated
                                  unrealized        unrealized            fair
(In millions)           Cost           gains            losses           value
--------------------------------------------------------------------------------
Commercial paper     $  3,572       $      1           $    (9)       $  3,564
Bank deposits           2,369             --                (2)          2,367
Corporate bonds         1,788             12               (73)          1,727
Floating rate notes       843              1                (2)            842
Loan participations       743             --                --             743
Repurchase agreements     515             --                --             515
Securities of foreign
 governments               75             --                (6)             69
Fixed rate notes           32             --                --              32
Other debt securities     294             --                (1)            293
                     --------       --------          --------        --------
 Total debt
  securities           10,231             14               (93)         10,152
                     --------       --------          --------        --------
Hedged equity             504              9               (17)            496
Preferred stock and
 other equity             620            131               (41)            710
                     --------       --------          --------        --------
 Total equity
  securities            1,124            140               (58)          1,206
                     --------       --------          --------        --------
Swaps hedging
 investments
 in debt securities        --             76               (12)             64
Swaps hedging
 investments
 in equity securities      --             17                (9)              8
Currency forward
 contracts
 hedging investments in
 debt securities           --             16                (1)             15
                     --------       --------          --------        --------
Total
 available-for-sale
 securities            11,355            263              (173)         11,445

Less amounts
 classified as
 cash equivalents      (3,976)            --                --          (3,976)
                     --------       --------          --------        --------
Total investments    $  7,379       $    263          $   (173)       $  7,469
                     ========       ========          ========        ========



  Investments at December 28, 1996 were as follows:
                                      Gross           Gross          Estimated
                                 unrealized      unrealized               fair
(In millions)          Cost           gains          losses              value
--------------------------------------------------------------------------------
Commercial paper       $  2,386    $     --        $     (1)          $  2,385
Bank deposits             1,846          --              (2)             1,844
Repurchase agreements       931          --              (1)               930
Loan participations         691          --              --                691
Corporate bonds             657          10              (6)               661
Floating rate notes         366          --              --                366
Securities of foreign
 governments                265          14              (2)               277
Fixed rate notes            262          --              --                262
Other debt securities       284          --              (2)               282
                       --------    --------        --------           --------
  Total debt
  securities              7,688          24             (14)             7,698
                       --------    --------        --------           --------
Hedged equity               891          71             (15)               947
Preferred stock and
 other equity               270         174              (3)               441
                       --------    --------        --------           --------
  Total equity
  securities              1,161         245             (18)             1,388
                       --------    --------        --------           --------
Swaps hedging
 investments
 in debt securities          --           5             (17)               (12)
Swaps hedging investments
 in equity securities        --          15             (42)               (27)
Options hedging investments
 in equity securities        (9)         --             (16)               (25)
Currency forward contracts
 hedging investments
 in debt securities          --           5              --                  5
                       --------    --------        --------           --------
Total
 available-for-sale
 securities               8,840         294            (107)             9,027
Less amounts classified
 as cash equivalents     (3,932)         --              --             (3,932)
                       --------    --------        --------           --------
Total investments      $  4,908    $    294        $   (107)          $  5,095
                       ========    ========        ========           ========

  Available-for-sale securities with a fair value at the date of sale of $153 million, $225 million and $114 million were sold in 1997, 1996 and 1995, respectively. The gross realized gains on these sales totaled $106 million, $7 million and $60 million, respectively.

  The amortized cost and estimated fair value of investments in debt securities at December 27, 1997, by contractual maturity, were as follows:


Estimated
(In millions)                                        Cost           fair value
--------------------------------------------------------------------------------
Due in 1 year or less                                $  8,925         $  8,863
Due in 1-2 years                                          638              620
Due in 2-5 years                                          293              295
Due after 5 years                                         375              374
                                                     --------         --------
Total investments in debt securities                 $ 10,231         $ 10,152
                                                     ========         ========

Notes to consolidated
    financial statements

Derivative financial instruments

  Outstanding notional amounts for derivative financial instruments at fiscal year-ends were as follows:


(In millions)                                           1997              1996
--------------------------------------------------------------------------------

Swaps hedging investments in debt securities        $  2,017          $    900
Swaps hedging investments in equity securities      $    604          $    918
Swaps hedging debt                                  $    155          $    456
Currency forward contracts                          $  1,724          $  1,499
Currency options                                    $     55          $     94
Options hedging investments
 in marketable equity securities                    $     --          $     82


  While the contract or notional amounts provide one measure of the volume of these transactions, they do not represent the amount of the Company's exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties' obligations exceed the obligations of the Company. The Company controls credit risk through credit approvals, limits and monitoring procedures. Credit rating criteria for off-balance-sheet transactions are similar to those for nvestments.

  Swap agreements. The Company utilizes swap agreements to exchange the foreign currency, equity and interest rate returns of its investment and debt portfolios for floating U.S. dollar interest rate based returns. The floating rates on swaps are based primarily on U.S. dollar LIBOR and are reset on a monthly, quarterly or semiannual basis.

  Pay rates on swaps hedging investments in debt securities match the yields on the underlying investments they hedge. Payments on swaps hedging investments in equity securities match the equity returns on the underlying investments they hedge. Receive rates on swaps hedging debt match the expense on the underlying debt they hedge. Maturity dates of swaps match those of the underlying investment or the debt they hedge. There is approximately a one-to-one matching of swaps to investments and debt. Swap agreements remain in effect until expiration.

  Weighted average pay and receive rates, average maturities and range of maturities on swaps at December 27, 1997 were as follows:

                                          Weighted
                           Weighted        average      Weighted
                            average        receive       average      Range of
                           pay rate           rate      maturity    maturities
--------------------------------------------------------------------------------
Swaps hedging investments
 in U.S. dollar debt
 securities                    6.1%           5.8%       .9 years    0-3 years
Swaps hedging investments
 in foreign currency
 debt securities               6.3%           5.9%      1.0 years    0-3 years
Swaps hedging investments
 in equity securities           N/A           5.7%       .6 years    0-2 years
Swaps hedging debt             5.9%           5.2%      1.6 years    0-4 years


Note: Pay and receive rates are based on the reset rates that were in effect at December 27, 1997.

  Other foreign currency instruments. Intel transacts business in various foreign currencies, primarily Japanese yen and certain other Asian and European currencies. The Company has established revenue and balance sheet hedging programs to protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates. The Company utilizes currency forward contracts and currency options in these hedging programs. The maturities on these instruments are less than 12 months. Deferred gains or losses attributable to foreign currency instruments are not material.

Fair values of financial instruments

  The estimated fair values of financial instruments outstanding at fiscal year-ends were as follows:

                                          1997                      1996
                                 --------------------      --------------------
                                            Estimated                 Estimated
                                 Carrying        fair      Carrying        fair
(In millions)                      amount       value        amount       value
-------------------------------------------------------------------------------
Cash and cash equivalents       $ 4,102       $ 4,102       $ 4,165     $ 4,165
Short-term investments          $ 5,561       $ 5,561       $ 3,736     $ 3,736
Trading assets                  $   195       $   195       $    87     $    87
Long-term investments           $ 1,821       $ 1,821       $ 1,418     $ 1,418
Non-marketable instruments      $   387       $   497       $   119     $   194
Swaps hedging investments
 in debt securities             $    64       $    64       $   (12)    $   (12)
Swaps hedging investments
 in equity securities           $     8       $     8       $   (27)    $   (27)
Options hedging investments in
 marketable equity securities   $    --       $    --       $   (25)    $   (25)
Short-term debt                 $  (212)      $  (212)      $  (389)    $  (389)
Long-term debt redeemable
within one year                 $  (110)      $  (109)      $    --     $    --
Long-term debt                  $  (448)      $  (448)      $  (728)    $  (731)
Swaps hedging debt              $    --       $    (1)      $    --     $    13
Currency forward contracts      $    26       $    28       $     5     $    18
Currency options                $     1       $     1       $    --     $    --


Concentrations of credit risk

  Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of investments and trade receivables. Intel places its investments with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to any one counterparty based on Intel's analysis of that counterparty's relative credit standing. A majority of the Company's trade receivables are derived from sales to manufacturers of computer systems, with the remainder spread across various other industries. The Company's five largest customers accounted for approximately 39% of net revenues for 1997. At December 27, 1997, these customers accounted for approximately 34% of net accounts receivable.

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

Notes to consolidated
    financial statements

Interest income and other


(In millions)                                   1997         1996         1995
--------------------------------------------------------------------------------
Interest income                             $    562      $   364     $    272
Foreign currency gains                            63           26           29
Other income                                     174           16          114
                                            --------      --------    --------
Total                                       $    799      $    406    $    415
                                            ========      ========    ========

  Other income for 1997 includes approximately $106 million from sales of a portion of the Company's investments in marketable equity securities. Other income for 1995 included approximately $58 million from the settlement of ongoing litigation and $60 million from sales of a portion of the Company's investments in marketable equity securities.

Provision for taxes

  The provision for taxes consisted of the following:


(In millions)                     1997         1996         1995
--------------------------------------------------------------------------------
Income before taxes:
 U.S.                         $  8,033     $  5,515     $  3,427
 Foreign                         2,626        2,419        2,211
                              --------     --------     --------
Total income before taxes     $ 10,659     $  7,934     $  5,638
                              ========     ========     ========
Provision for taxes:
Federal:
 Current                      $  2,930     $  2,046     $  1,169
 Deferred                           30            8          307
                              --------     --------     --------
                                 2,960        2,054        1,476
                              --------     --------     --------
State:
 Current                           384          286          203
Foreign:
 Current                           394          266          354
 Deferred                          (24)         171           39
                              --------     --------     --------
                                   370          437          393
                              --------     --------     --------
Total provision for taxes     $  3,714     $  2,777     $  2,072
                              ========     ========     ========
Effective tax rate               34.8%        35.0%        36.8%
                              ========     ========     ========

  The tax benefit associated with dispositions from employee stock plans reduced taxes currently payable for 1997 by $224 million ($196 million and $116 million for 1996 and 1995, respectively).

  The provision for taxes reconciles to the amount computed by applying the statutory federal rate of 35% to income before taxes as follows:


(In millions)                           1997             1996             1995
------------------------------------------------------------------------------
Computed expected tax               $  3,731        $  2,777          $  1,973
State taxes, net of federal
  benefits                               249             186               132
Other                                   (266)           (186)              (33)
                                    --------        --------          --------
Provision for taxes                 $  3,714        $  2,777          $  2,072
                                    ========        ========          ========

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

  Significant components of the Company's deferred tax assets and liabilities at fiscal year-ends were as follows:


(In millions)                        1997                  1996
---------------------------------------------------------------
Deferred tax assets:
Accrued compensation
 and benefits                    $     76              $     71
Deferred income                       200                   147
Inventory valuation and
 related reserves                     163                   187
Interest and taxes                     49                    54
Other, net                            188                   111
                                 --------              --------
                                      676                   570
Deferred tax liabilities:
Depreciation                         (882)                 (573)
Unremitted earnings of
 certain subsidiaries                (162)                 (359)
Other, net                            (32)                  (65)
                                 --------              --------
                                   (1,076)                 (997)
                                 --------              --------
Net deferred tax (liability)     $   (400)             $   (427)
                                 ========              ========

  U.S. income taxes were not provided for on a cumulative total of approximately $1,505 million of undistributed earnings for certain non-U.S. subsidiaries. The Company intends to reinvest these earnings indefinitely in operations outside the United States.

  During 1997, the Company officially settled all tax and related interest for years 1978 through 1990 with the Internal Revenue Service ("IRS"). There was no material effect on the Company's 1997 financial statements.

  The Company's U.S. income tax returns for the years 1991 through 1993 are presently under examination by the IRS. Final proposed adjustments have not yet been received for these years. In addition, examination by the IRS of the Company's income tax returns for the years 1994 through 1996 began in 1997. Management believes that adequate amounts of tax and related interest and penalties, if any, have been provided for any adjustments that may result for the years under examination.

Employee benefit plans

  Stock option plans. Intel has a 1984 Stock Option Plan under which officers, key employees and non-employee directors may be granted options to purchase shares of the Company's authorized but unissued Common Stock. In 1997, the Board of Directors approved the 1997 Stock Option Plan, which made an additional 130 million shares available for employees other than officers and directors. The Company also has an Executive Long-Term Stock Option Plan under which certain employees, including officers, may be granted options to purchase shares of the Company's authorized but unissued Common Stock. Under all of the plans, the option exercise price is equal to fair market value at the date of grant.

  Options currently expire no later than 10 years from the grant date and generally vest after 5 years. Proceeds received by the Company from exercises are credited to Common Stock and capital in excess of par value. Additional

Notes to consolidated
    financial statements

information with respect to stock option plan activity was as follows:

                                                         Outstanding options
                                                         -------------------
                                                                      Weighted
                                         Shares                        average
                                      available         Number        exercise
(In millions)                       for options      of shares           price
--------------------------------------------------------------------------------
December 31, 1994                         108.9          170.3        $   7.64
Grants                                    (27.9)          27.9        $  24.11
Exercises                                    --          (21.3)       $   4.07
Cancellations                               5.9           (5.9)       $  12.83
                                       --------        --------
December 30, 1995                          86.9          171.0        $  10.60
Grants                                    (26.7)          26.7        $  34.56
Exercises                                    --          (23.7)       $   4.93
Cancellations                               5.1           (5.1)       $  17.05
                                       --------        --------
December 28, 1996                          65.3          168.9        $  14.98
Additional shares reserved                130.0             --              --
Grants                                    (31.5)          31.5        $  72.46
Exercises                                    --          (23.6)       $   6.11
Cancellations                               4.4           (4.4)       $  32.76
                                       --------        --------
December 27, 1997                         168.2           172.4       $  26.24
                                       ========        ========
Options exercisable at:
December 30, 1995                                          58.2       $   4.55
December 28, 1996                                          57.3       $   5.72
December 27, 1997                                          57.6       $   7.33


  The range of exercise prices for options outstanding at December 27, 1997 was $2.52 to $97.94. The range of exercise prices for options is wide due primarily to the increasing price of the Company's stock over the period when the grants were made.

  The following tables summarize information about options outstanding at December 27, 1997:

                                             Outstanding options
                              ------------------------------------------------

                                                    Weighted
                                                     average          Weighted
                                Number of          contract-           average
                               shares (in           ual life          exercise
Range of exercise prices        millions)         (in years)             price
--------------------------------------------------------------------------------
$2.52-$9.78                          49.2               2.9           $   5.34
$11.09-$20.56                        45.1               5.8           $  14.04
$22.20-$48.47                        46.5               7.9           $  28.95
$52.09-$97.94                        31.6               9.4           $  72.12
                                 --------
Total                               172.4               6.2           $  26.24
                                 ========

                                                      Exercisable  options
                                               -------------------------------
                                                                      Weighted
                                                Number of              average
                                               shares (in             exercise
Range of exercise prices                        millions)                price
--------------------------------------------------------------------------------
$2.52-$9.78                                          49.1             $   5.34
$11.09-$20.56                                         6.2             $  13.90
$22.20-$48.47                                         2.1             $  29.86
$52.09-$97.94                                          .2             $  60.09
                                                 --------
Total                                                57.6             $   7.33
                                                 ========


  These options will expire if not exercised at specific dates ranging from January 1998 to December 2007. Prices for options exercised during the three-year period ended December 27, 1997 ranged from $1.52 to $61.31.

  Stock Participation Plan. Under this plan, eligible employees may purchase shares of Intel's Common Stock at 85% of fair market value at specific, predetermined dates. Of the 236 million shares authorized to be issued under the plan, 43.0 million shares were available for issuance at December 27, 1997. Employees purchased 4.5 million shares in 1997 (7.0 million in 1996 and in 1995)for $191 million ($140 million and $110 million in 1996 and 1995, respectively).

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

  Pro forma information regarding net income and earnings per share is required by SFAS No. 123. This information is required to be determined as if the Company had accounted for its employee stock options (including shares issued under the Stock Participation Plan, collectively called "options") granted subsequent to December 31, 1994 under the fair value method of that statement. The fair value of options granted in 1997, 1996 and 1995 reported below has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:


Employee stock options                  1997              1996            1995
--------------------------------------------------------------------------------
Expected life (in years)                 6.5               6.5             6.5
Risk-free interest rate                  6.6%              6.5%            6.8%
Volatility                               .36               .36             .36
Dividend yield                            .1%               .2%             .3%

Stock Participation Plan shares         1997              1996            1995
--------------------------------------------------------------------------------
Expected life (in years)                  .5                .5              .5
Risk-free interest rate                  5.3%              5.3%            6.0%
Volatility                               .40               .36             .36
Dividend yield                            .1%               .2%             .3%


  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility.

Notes to consolidated
    financial statements

Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options. The weighted average estimated fair value of employee stock options granted during 1997, 1996 and 1995 was $35.33, $16.35 and $11.63 per share, respectively. The weighted average estimated fair value of shares granted under the Stock Participation Plan during 1997, 1996 and 1995 was $22.08, $8.11 and $6.13, respectively.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information follows (in millions except for earnings per share information):

                                  1997                 1996               1995
--------------------------------------------------------------------------------
Pro forma net income          $  6,735             $  5,046           $  3,506
Pro forma basic earnings
 per share                    $   4.12             $   3.07           $   2.12
Pro forma diluted earnings
 per share                    $   3.76             $   2.84           $   1.98


  The effects on pro forma disclosures of applying SFAS No. 123 are not likely to be representative of the effects on pro forma disclosures of future years. Because SFAS No. 123 is applicable only to options granted subsequent to December 31, 1994, the pro forma effect will not be fully reflected until 1999.

  Retirement plans. The Company provides tax-qualified profit-sharing retirement plans (the "Qualified Plans") for the benefit of eligible employees in the U.S. and Puerto Rico and certain foreign countries. The plans are designed to provide employees with an accumulation of funds for retirement on a tax-deferred basis and provide for annual discretionary con-tributions to trust funds.

  The Company also provides a non-qualified profit-sharing retirement plan (the "Non-Qualified Plan") for the benefit of eligible employees in the U.S. This plan is designed to permit certain discretionary employer contributions in excess of the tax limits applicable to the Qualified Plans and to permit employee deferrals in excess of certain tax limits. This plan is unfunded.

  The Company accrued $273 million for the Qualified Plans and the Non-Qualified Plan in 1997 ($209 million in 1996 and $188 million in 1995).
Of the $273 million accrued in 1997, the Company expects to fund approximately $245 million for the 1997 contribution to the Qualified Plans and to allocate approximately $12 million for the Non-Qualified Plan. The remainder, plus approximately $193 million carried forward from prior years, is expected to be contributed to these plans when allowable under IRS regulations and plan rules.

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

  Pension expense for 1997, 1996 and 1995 for the U.S. and Puerto Rico plans was less than $1 million per year, and no component of expense exceeded $4 million.

  The funded status of these plans as of December 27, 1997 and December 28, 1996 was as follows:

(In millions)                                        1997                 1996
--------------------------------------------------------------------------------
Vested benefit obligation                         $    (5)             $    (3)
                                                  ========             ========
Accumulated benefit obligation                    $    (5)             $    (4)
                                                  ========             ========
Projected benefit obligation                      $    (6)             $    (5)
Fair market value of plan assets                       14                   11
                                                  --------             --------
Projected benefit obligation
 less than plan assets                                  8                    6
Unrecognized net (gain)                               (15)                 (15)
Unrecognized prior service cost                         2                    3
                                                  --------             --------
Accrued pension costs                             $    (5)             $    (6)
                                                  ========             ========

  At fiscal year-ends, significant assumptions used were as follows:

                                            1997            1996          1995
--------------------------------------------------------------------------------
Discount rate                              7.0%            7.0%          7.0%
Rate of compensation increase              5.0%            5.0%          5.0%
Expected long-term return on assets        8.5%            8.5%          8.5%


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

  Pension expense for 1997, 1996 and 1995 for the foreign plans was $14 million, $17 million and $9 million, respectively. No component of expense exceeded $15 million.

Notes to consolidated
    financial statements

  The funded status of the foreign defined-benefit plans as of December 27, 1997 and December 28, 1996 is summarized below:

                                                          Assets         Accu-
                                                          exceed       mulated
                                                           accu-      benefits
1997                                                     mulated        exceed
(In millions)                                           benefits        assets
--------------------------------------------------------------------------------
Vested benefit obligation                              $   (43)      $   (11)
                                                       ========      ========
Accumulated benefit obligation                         $   (49)      $   (17)
                                                       ========      ========
Projected benefit obligation                           $   (71)      $   (26)
Fair market value of plan assets                            78             4
                                                       --------      --------
Projected benefit obligation less than
 (in excess of) plan assets                                  7           (22)
Unrecognized net loss                                        3             2
Unrecognized net transition obligation                       2             1
                                                       --------      --------
Prepaid (accrued) pension costs                        $    12       $   (19)
                                                       ========      ========

                                                       Assets            Accu-
                                                       exceed          mulated
                                                        accu-         benefits
                                                      mulated           exceed
(In millions)                                        benefits           assets
--------------------------------------------------------------------------------
Vested benefit obligation                           $   (43)         $    (9)
                                                    ========         ========
Accumulated benefit obligation                      $   (46)         $   (15)
                                                    ========         ========
Projected benefit obligation                        $   (62)         $   (23)
Fair market value of plan assets                         68                3
                                                    --------         --------
Projected benefit obligation less than
 (in excess of) plan assets                               6              (20)
Unrecognized net loss                                     3                3
Unrecognized net transition obligation                    2                1
                                                    --------         --------
Prepaid (accrued) pension costs                     $    11         $    (16)
                                                    ========         ========

  At fiscal year-ends, significant assumptions used were as follows:

                                             1997          1996          1995
--------------------------------------------------------------------------------
Discount rate                            5.5%-14%      5.5%-14%      5.5%-14%
Rate of compensation increase            4.5%-11%      4.5%-11%      4.5%-11%
Expected long-term return on assets      5.5%-14%      5.5%-14%      5.5%-14%


  Plan assets of the foreign plans consist primarily of listed stocks, bonds and cash surrender value life insurance policies.

  Other postemployment benefits. The Company accounts for other postemployment benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 112, "Employers' Accounting for Postemployment Benefits." These benefits had no material impact on the Company's financial statements for the periods presented.

Commitments

  The Company leases a portion of its capital equipment and certain of its facilities under operating leases that expire at various dates through 2010. Rental expense was $69 million in 1997, $57 million in 1996 and $38 million in 1995. Minimum rental commitments under all non-cancelable leases with an initial term in excess of one year are payable as follows: 1998-$37 million; 1999-$33 million; 2000-$18 million; 2001-$13 million; 2002-$12 million; 2003 and beyond-$17 million. Commitments for construction or purchase of property, plant and equipment approximated $3.3 billion at December 27, 1997. In connection with certain manufacturing arrangements, Intel had minimum purchase commitments of approximately $191 million at December 27, 1997 for flash memories and other memory components.

  In October 1997, the Company and Digital Equipment Corporation ("Digital") announced that they have agreed to establish a broad-based business relationship. The agreement includes sale of Digital's semiconductor manufacturing operations to Intel for approximately $700 million, a 10-year patent cross-license, supply of both Intel and Alpha microprocessors by Intel to Digital, development by Digital of future systems based on Intel's 64-bit microprocessors and termination of litigation between the companies as described below (see "Contingencies"). This agreement is subject to U.S. government review. The transactions provided for in the agreement are not expected to have a material adverse effect on the Company's financial condition or ongoing results of operations in any reporting period.

  In January 1998, the Company acquired the outstanding shares of Chips and Technologies, Inc. of San Jose, California, for approximately $430 million as a result of a tender offer commenced in August 1997. The transaction will be accounted for as a purchase.

Contingencies

 In March 1995, EMI Group, N.A. ("EMI", formerly known as Thorn EMI North America Inc.) brought suit in Federal District Court in Delaware against Intel, alleging that certain Intel manufacturing processes infringe a U.S. patent. In May 1996, the Court granted Intel's motion for summary judgment on some of the processes in issue. In November 1996, the Court granted Intel's motion for summary judgment on the remaining processes in issue and entered judgment in favor of Intel and against EMI on the claims in EMI's complaint. A hearing on EMI's appeal of the grant of summary judgment was heard in August 1997. No decision has been issued.

Notes to consolidated
    financial statements

  Digital brought suit in Federal District Court in Massachusetts in May 1997, alleging that Intel is infringing 10 patents in making and selling microprocessor products. Digital sought an injunction and monetary damages. If granted, the injunction would prohibit Intel from using Digital's patented technology in its microprocessor products. The Company believes that its products do not infringe the Digital patents. The Company filed a counterclaim against Digital for infringement of nine microprocessor-related patents, and, in District Court in Oregon, the Company claimed that Digital infringes six video and computer system patents. In October 1997, Intel and Digital announced that they have agreed to establish a broad-based business relationship as described above (see "Commitments"). Among other matters, the two companies agreed to request a stay of all lawsuits until government review of the agreement is completed, following which the lawsuits would be dismissed with prejudice.

  In November 1997, Intergraph Corporation ("Intergraph") filed suit in
Federal District Court in Alabama generally alleging that Intel attempted to coerce Intergraph into relinquishing certain patent rights relating to microprocessor and chipset interaction in multiprocessor workstations. The suit also alleges that Intel infringes three Intergraph patents and includes alleged violations of antitrust laws. The suit seeks injunctive relief along with unspecified damages. In November 1997, Intel filed suit against Intergraph in Federal District Court in California seeking a declaratory judgment that the Intergraph patents are invalid. Intel also filed an action in the same court alleging breach of contract and misappropriation of trade secrets based on Intergraph's refusal to return Intel confidential information as contractually required.

  Although the ultimate outcome of the legal proceedings noted above cannot be determined at this time, management, including internal counsel, does not believe that the outcome of these proceedings, individually and in the aggregate, will have a material adverse effect on the Company's financial position or overall trends in results of operations.

  Intel has been named to the California and U.S. Superfund lists for three of its sites and has completed, along with two other companies, a Remedial Investigation/Feasibility study with the U.S. Environmental Protection
Agency ("EPA") to evaluate the groundwater in areas adjacent to one of its former sites. The EPA has issued a Record of Decision with respect to a groundwater cleanup plan at that site, including expected costs to complete. Under the California and U.S. Superfund statutes, liability for cleanup of this site and the adjacent area is joint and several. The Company, however, has reached agreement with those same two companies which significantly limits the Company's liabilities under the proposed cleanup plan. Also, the Company has completed extensive studies at its other sites and is engaged in cleanup at several of these sites. In the opinion of management, including internal counsel, the potential losses to the Company in excess of amounts already accrued arising out of these matters will not have a material adverse effect on the Company's financial position or overall trends in results of operations, even if joint and several liability were to be assessed.

  The Company is party to various other legal proceedings. In the opinion of management, including internal counsel, these proceedings will not have a material adverse effect on the Company's financial position or overall trends in results of operations.

  The estimate of the potential impact on the Company's financial position or overall results of operations for the above legal proceedings could change in the future.

Industry segment reporting

  Intel operates predominantly in one industry segment. The Company designs, develops, manufactures and markets microcomputer components and related products at various levels of integration. The Company sells its products directly to original equipment manufacturers ("OEMs") and also to a network of industrial and retail distributors throughout the world. The Company's principal markets are in the United States, Europe, Asia-Pacific and Japan, with the U.S. and Europe being the largest based on revenues. The Company's major products include microprocessors and related board-level products, chipsets, embedded processors and microcontrollers, flash memory chips, and network and communications products. Microprocessors and related board-level products account for a substantial majority of the Company's net revenues. In 1997, one customer accounted for 12% of the Company's revenues. No customer exceeded 10% of revenues in 1996 and 1995. Summary balance sheet information for operations outside the United States at fiscal year-ends is as follows:

(In millions)                                            1997             1996
--------------------------------------------------------------------------------
Assets                                               $  5,332         $  4,784
Total liabilities                                    $  2,127         $  1,694
Net property, plant and equipment                    $  2,644         $  1,615


Notes to consolidated
    financial statements

  Geographic information for the three years ended December 27, 1997 is presented in the following tables. Transfers between geographic areas are accounted for at amounts that are generally above cost and consistent with rules and regulations of governing tax authorities. Such transfers are eliminated in the consolidated financial statements. Operating income by geographic segment does not include an allocation of general corporate expenses. Identifiable assets are those that can be directly associated with a particular geographic area. Corporate assets include cash and cash equivalents, short-term investments, trading assets, deferred tax assets, long-term investments and certain other assets.

                                    Transfers
                    Sales to          between
(In millions)   unaffiliated       geographic             Net       Operating       Identifiable
1997               customers            areas        revenues          income             assets
------------------------------------------------------------------------------------------------
United States       $ 11,053         $ 12,155        $ 23,208        $  7,734           $ 15,542
Europe                 6,774            1,101           7,875           1,056              2,463
Asia-Pacific           4,754            2,659           7,413             549              1,849
Japan                  2,489               26           2,515             184                394
Other                     --            1,127           1,127             692                626
Eliminations              --          (17,068)        (17,068)            513             (4,365)
Corporate                 --               --              --            (841)            12,371
                    --------         --------        --------        --------           --------
Consolidated        $ 25,070         $     --        $ 25,070        $  9,887           $ 28,880
                    ========         ========        ========        ========           ========

1996
------------------------------------------------------------------------------------------------
United States       $  8,668         $  9,846        $ 18,514        $  5,255           $ 12,982
Europe                 5,876              917           6,793           1,118              2,405
Asia-Pacific           3,844            2,004           5,848             509              1,361
Japan                  2,459               20           2,479             340                659
Other                     --              865             865             529                359
Eliminations              --          (13,652)        (13,652)            453             (3,439)
Corporate                 --               --              --            (651)             9,408
                    --------         --------        --------        --------           --------
Consolidated        $ 20,847         $     --        $ 20,847        $  7,553           $ 23,735
                    ========         ========        ========        ========           ========

1995
------------------------------------------------------------------------------------------------
United States       $  7,922         $  6,339        $ 14,261        $  3,315           $ 12,603
Europe                 4,560            1,190           5,750           1,383              2,517
Asia-Pacific           1,983            1,566           3,549             271                893
Japan                  1,737               28           1,765             353                665
Other                     --              684             684             410                329
Eliminations              --           (9,807)         (9,807)            124             (3,651)
Corporate                 --               --              --            (604)             4,148
                    --------         --------        --------        --------           --------
Consolidated        $ 16,202         $     --        $ 16,202        $  5,252           $ 17,504
                    ========         ========        ========        ========           ========

Supplemental information (unaudited)
  Quarterly information for the two years ended December 27, 1997 is presented on page 25.

Report of Ernst & Young LLP,
         independent auditors

The Board of Directors and
Stockholders, Intel Corporation

  We have audited the accompanying consolidated balance sheets of Intel Corporation as of December 27, 1997 and December 28, 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 27, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intel Corporation at December 27, 1997 and December 28, 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 27, 1997, in conformity with generally accepted accounting principles.



                                               /S/Ernst & Young LLP
San Jose, California
January 12, 1998

Financial summary

Ten years ended
 December 27, 1997
                    Net investment                                                  Additions
                      in property,                   Long-term        Stock-     to property,
                           plant &       Total      debt & put      holders'          plant &
(In millions)            equipment      assets        warrants        equity        equipment
---------------------------------------------------------------------------------------------
1997                      $ 10,666    $ 28,880        $  2,489      $ 19,295         $  4,501
1996                      $  8,487    $ 23,735        $  1,003      $ 16,872         $  3,024
1995                      $  7,471    $ 17,504        $  1,125      $ 12,140         $  3,550
1994                      $  5,367    $ 13,816        $  1,136      $  9,267         $  2,441
1993                      $  3,996    $ 11,344        $  1,114      $  7,500         $  1,933
1992                      $  2,816    $  8,089        $    622      $  5,445         $  1,228
1991                      $  2,163    $  6,292        $    503      $  4,418         $    948
1990                      $  1,658    $  5,376        $    345      $  3,592         $    680
1989                      $  1,284    $  3,994        $    412      $  2,549         $    422
1988                      $  1,122    $  3,550        $    479      $  2,080         $    477


(In millions                           Research                            Basic      Diluted   Dividends
 -except per          Net    Cost of   & devel-   Operating      Net    earnings     earnings    declared
 share amounts)  revenues      sales     opment      income   income   per share    per share   per share
---------------------------------------------------------------------------------------------------------
1997             $25,070     $ 9,945   $ 2,347    $ 9,887     $ 6,945  $  4.25      $3.87       $.115
1996             $20,847     $ 9,164   $ 1,808    $ 7,553     $ 5,157  $  3.13      $2.90       $.095
1995             $16,202     $ 7,811   $ 1,296    $ 5,252     $ 3,566  $  2.16      $2.02       $.075
1994             $11,521     $ 5,576   $ 1,111    $ 3,387     $ 2,288  $  1.38      $1.31       $.058
1993             $ 8,782     $ 3,252   $   970    $ 3,392     $ 2,295  $  1.37      $1.30       $.050
1992             $ 5,844     $ 2,557   $   780    $ 1,490     $ 1,067  $   .64      $ .62       $.025
1991             $ 4,779     $ 2,316   $   618    $ 1,080     $   819  $   .51      $ .49          --
1990             $ 3,921     $ 1,930   $   517    $   858     $   650  $   .42      $ .40          --
1989             $ 3,127     $ 1,721   $   365    $   557     $   391  $   .27      $ .26          --
1988             $ 2,875     $ 1,506   $   318    $   594     $   453  $   .33      $ .31          --


                             Intel Corporation 1997


Management's discussion and analysis
  of financial condition and results of operations

Results of operations

  Intel posted record net revenues in 1997, for the 11th consecutive year, rising by 20% from 1996 to 1997 and by 29% from 1995 to 1996. The growth in revenues from 1996 to 1997 was primarily due to higher volumes of the Pentium(R) microprocessor family (including processors with Intel's MMX(TM) media enhancement technology) and Pentium(R) Pro processors, and the ramp of the Pentium(R) II processors. The growth in revenues from 1995 to 1996 was driven primarily by higher volumes of the Pentium processor family, partially offset by lower processor prices. From 1995 to 1997, the increased revenues on microprocessors were partially offset by decreased revenues from sales of related board-level products, as sales of board-level products became less significant to the Company's business, and insignificant in 1997.

  Higher volumes of chipset products also contributed toward the increase in revenues from 1995 to 1997 and helped enable the Pentium and Pentium Pro microprocessor ramps and the ongoing ramp of the Pentium II microprocessor. Revenues from embedded control products and networking and communications products also grew over this period. Revenues from flash memory products grew from 1995 to 1996 but declined from 1996 to 1997.

  Cost of sales increased by 8.5% from 1996 to 1997 and by 17% from 1995 to 1996. While revenues increased substantially from 1996 to 1997 and from 1995 to 1996, growth in cost of sales was significantly less in both periods. The growth in cost of sales from 1996 to 1997 was driven by unit volume growth, costs related to the ramp of the 0.25-micron microprocessor manufacturing process and shifts in product mix, partially offset by factory efficiencies due to the increased volumes. Cost of sales in the second half of 1997 was negatively affected by the cost of purchased components in the Single Edge Contact ("SEC") cartridge used with the Pentium II processor. The increase in cost of sales from 1995 to 1996 was driven by unit volume growth, new factories commencing production, manufacturing process conversions and shifts in product mix. Cost of sales in the second half of 1996 was favorably affected by factory efficiencies from higher volumes.

  The gross margin percentage was 60% in 1997, compared to 56% in 1996 and 52% in 1995 as a result of the cost and revenue factors discussed above. However, for the second half of 1997, the gross margin percentage was 58%, compared to 60% in the second half of 1996, primarily due to the impact of the SEC cartridge and a weaker flash memory market segment in 1997. See "Outlook" for a discussion of gross margin expectations.

  Sales of Pentium family microprocessors and related board-level products comprised a majority of the Company's revenues and gross margin during 1997. During 1996 and 1995, a majority of the Company's revenues and a substantial majority of its gross margin were derived from these products. Sales of Pentium Pro and Pentium II microprocessors became an increasing portion of the Company's revenues and gross margin in 1996 and a significant portion in 1997. The Intel486(TM) microprocessor family contributed significant but declining revenues and gross margin in 1995 and negligible revenues and gross margin in 1996.

  Research and development spending grew by 30% from 1996 to 1997 and 40% from 1995 to 1996, as the Company substantially increased its investments over this time period in strategic programs, particularly for the internal development of microprocessor products and related manufacturing technology. Increased spending for marketing programs (including media merchandising and the Company's Intel Inside(R) cooperative advertising program), other revenue-dependent expenses and expenses related to headcount in 1997 drove the 25% and 26% increases in marketing, general and administrative expenses from 1996 to 1997 and from 1995 to 1996, respectively.

  Interest expense was essentially flat from 1996 to 1997, mainly due to lower interest capitalization, offset by lower average borrowing balances and interest rates in 1997. The decrease in interest expense from 1995 to 1996 was primarily due to lower average borrowing balances and interest rates in 1996.

  Interest and other income increased by $393 million from 1996 to 1997, primarily due to higher average investment balances and higher gains on sales of equity investments. Although the Company had higher average investment balances in 1996 than in 1995, interest and other income decreased by $9 million from 1995 to 1996, primarily due to the offsetting effect of $118 million in unusual gains in 1995.

  The Company's effective income tax rate decreased to 34.8% in 1997 compared to 35.0% and 36.8% in 1996 and 1995, respectively.

Financial condition

  The Company's financial condition remains very strong. As of December 27, 1997, total cash, trading assets and short- and long-term investments totaled $11.8 billion, up from $9.3 billion at December 28, 1996. Cash generated from operating activities rose to $10.0 billion in 1997, compared to $8.7 billion and $4.0 billion in 1996 and 1995, respectively.

  The Company used $6.9 billion in cash for investing activities during 1997, compared to $5.3 billion during 1996 and $2.7 billion during 1995, as operating activities generated significantly more cash during 1997. Capital expenditures totaled $4.5 billion in 1997, as the Company continued to invest in property, plant and equipment, primarily for microprocessor manufacturing capacity. The Company had committed approximately $3.3 billion for the construction or purchase of property, plant and equipment as of December 27, 1997. See "Outlook" for a discussion of capital expenditure expectations in 1998.

  Inventory levels, particularly work in process and finished goods, increased significantly in 1997. This increase was primarily attributable to the ramp of the Pentium II processor and the related higher level of purchased components on the SEC cartridge. The decrease in accounts receivable in 1997 was mainly due to improved receivable collections and higher revenues in geographic regions with faster payment patterns. The Company's five largest customers accounted for approximately 39% of net revenues for 1997, and one customer accounted for 12% of revenues. No customers accounted for more than 10% of revenues in 1996 and 1995. At December 27, 1997, the five largest customers accounted for approximately 34% of net accounts receivable.

  The Company used $3.2 billion for financing activities in 1997, compared to $773 million and $1.1 billion in 1996 and 1995, respectively. The major financing applications of cash in 1997 were for repurchase of 43.6 million shares of Common Stock for $3.4 billion and a $300 million repayment under a private reverse repurchase arrangement. The major financing applications of cash in 1996 and 1995 were for stock repurchases totaling $1.3 billion (including $108 million for exercised put warrants) and $1.0 billion, respectively. Financing sources of cash during 1997 included $357 million in proceeds from the sale of shares primarily pursuant to employee stock plans ($261 million in 1996 and $192 million in 1995). Financing sources in 1996 also included $300 million under the private reverse repurchase arrangement.

  As part of its authorized stock repurchase program, the Company had outstanding put warrants at the end of 1997, with the potential obligation to buy back 26.3 million shares of its Common Stock at an aggregate price of $2.0 billion. The exercise price of these warrants ranged from $68 to $95 per share, with an average exercise price of $78 per share as of December
27, 1997.

  Other sources of liquidity include authorized commercial paper borrowings of $700 million. The Company also maintains the ability to issue an aggregate of approximately $1.4 billion in debt, equity and other securities under Securities and Exchange Commission shelf registration statements.

  In January 1998, the Company acquired the outstanding shares of Chips and Technologies, Inc. of San Jose, California, for approximately $430 million.

  On October 27, 1997, the Company and Digital Equipment Corporation ("Digital") announced that they have agreed to establish a broad-based business relationship. Under the agreement, Intel will purchase Digital's semiconductor operations, including facilities in Hudson, Massachusetts as well as development operations in Jerusalem, Israel and Austin, Texas for approximately

$700 million. The agreement is subject to U.S. government review.

  The Company believes that it has the financial resources needed to meet business requirements in the foreseeable future, including capital expenditures for the expansion of worldwide manufacturing capacity, working capital requirements, the potential put warrant obligation and the dividend program.

Financial market risks

  The Company is exposed to financial market risks, including changes in interest rates, foreign currency exchange rates and marketable equity security prices. To mitigate these risks, the Company utilizes derivative financial instruments. The Company does not use derivative financial instruments for speculative or trading purposes.

  The primary objective of the Company's investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, the returns on a majority of the Company's marketable investments in long-term fixed rate debt and equity securities are swapped to U.S. dollar LIBOR-based returns. A hypothetical
60 basis point increase in interest rates would result in an approximate
$18 million decrease (less than 0.2%) in the fair value of the Company's available-for-sale securities.

  The Company hedges currency risks of investments denominated in foreign currencies with foreign currency borrowings, currency forward contracts and currency interest rate swaps. Gains and losses on these foreign currency investments would generally be offset by corresponding losses and gains on the related hedging instruments, resulting in negligible net exposure to the Company.

  A substantial majority of the Company's revenue, expense and capital purchasing activities are transacted in U.S. dollars. However, the Company does enter into these transactions in other currencies, primarily Japanese yen and certain other Asian and European currencies. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, the Company has established revenue, expense and balance sheet hedging programs. Currency forward contracts and currency options are utilized in these hedging programs. The Company's hedging programs reduce, but do not always entirely eliminate, the impact of foreign currency exchange rate movements. An adverse change (defined as 20% in certain Asian currencies and 10% in all other currencies) in exchange rates would result in a decline in income before taxes of less than $20 million.

  The Company is exposed to equity price risks on the marketable portion of equity securities included in its portfolio of investments entered into for the promotion of business and strategic objectives. These investments are generally in small capitalization stocks in the high-technology industry sector. The Company typically does not attempt to reduce or eliminate its market exposure on these securities. A 20% adverse change in equity prices would result in an approximate $75 million decrease in the fair value of the Company's available-for-sale securities.

  All of the potential changes noted above are based on sensitivity analyses performed on the Company's financial positions at December 27, 1997. Actual results may differ materially.

Outlook

  This outlook section contains a number of forward-looking statements, all of which are based on current expectations. Actual results may differ materially. These statements do not reflect the potential impact of any future mergers or acquisitions, except as noted below.

  Intel expects that the total number of computers using Intel's Pentium family processors, sixth-generation processors (including Pentium II and Pentium Pro processors) and other semiconductor components sold worldwide will continue to grow in 1998. The Company's financial results are substantially dependent on sales of these microprocessors and other semiconductor components. Revenue is also a function of the mix of microprocessor types and speeds sold, as well as the mix of microprocessors and related purchased components, all of which are difficult to forecast. Because of the large price difference between types of microprocessors, this mix affects the average price Intel will realize and has a large impact on Intel's revenues. The Company's expectations regarding growth in the computing industry worldwide are subject to the impact of economic conditions in various geographic regions, including the Asia-Pacific region, which has recently been undergoing a currency and economic crisis.

  Intel's strategy is to introduce ever higher performance microprocessors tailored for the different segments of the worldwide computing market. To implement this strategy, the Company plans to cultivate new businesses and continue to work with the software industry to develop compelling applications that can take advantage of this higher performance, thus driving demand toward the newer products in each computing market segment. In line with this strategy, the Company is seeking to develop higher performance microprocessors for each market segment, including servers, workstations, high-end business PCs, the basic PC and other product lines. The Company may continue to reduce microprocessor prices at such times as it deems appropriate in order to bring its technology to market within each relevant market segment.

  The Company's gross margin varies depending on the mix of types and speeds of processors sold and the mix of microprocessors and related purchased components within a product family. The Company's most advanced product, the Pentium II processor, is packaged with purchased components in the SEC cartridge, and the inclusion of purchased components tends to increase absolute dollar margins but to lower the gross margin percentage. This increased volume of purchased components on the SEC cartridge is expected to reduce the gross margin percentage over the next several quarters from 59% in the fourth quarter of
1997.     Various other factors (including unit volumes and costs, yield issues associated with production at factories, ramp of new technologies, excess or obsolete inventory, and mix of shipments of other semiconductors) will also continue to affect the amount of cost of sales and the variability of gross margin percentages. The Company currently expects that revenue and the gross margin percentage in the first quarter of 1998 will be adversely affected by weaker demand from original equipment manufacturers. Intel's primary goal is to get its advanced technology to the marketplace, and the Company sometimes implements strategies that increase dollar margins but lower margin percentages. These strategies include the SEC cartridge, as discussed above, and the Company's plans to grow in non-microprocessor areas that have the potential to expand computing and telecommunications capabilities, an example of which is the acquisition of Chips and Technologies, Inc.

  The Company believes that over the long term the gross margin percentage will be 50% plus or minus a few points. In addition, from time to time, the Company may forecast a range of gross margin percentages for the coming quarter. Actual results may differ from these estimates.

  The Company has expanded manufacturing capacity over the last few years and continues to expand capacity based on the assumed continued success of its strategy and the acceptance of its products in specific market segments. If the market demand does not continue to grow and move rapidly toward higher performance products in the various market segments, revenues and gross margin may be affected, the manufacturing capacity installed may be under-utilized, and capital spending may be slowed. Revenues and gross margin may also be affected if the Company does not add capacity fast enough to meet market demand. The Company expects that capital spending will increase to approximately $5.3 billion in 1998 to support significant expansion of worldwide manufacturing capacity. The Company's capital spending plan includes the acquisition of Digital's semiconductor facilities. This plan is dependent upon expectations regarding manufacturing efficiencies, delivery times of various machines and construction schedules for new facilities. Depreciation for 1998 is expected to be approximately $2.7 billion. Most of the increased depreciation would be included in cost of sales and research and development spending.

  The industry in which Intel operates is characterized by very short product life cycles, and the Company's continued success is dependent on technological advances, including the development and implementation of new processes and new strategic products for specific market segments. As Intel considers it imperative to maintain a strong research and development program, spending for research and development in 1998 is expected to increase to approximately $2.8 billion. In addition, the Company expects the acquisition of Chips and Technologies, Inc. in 1998 to result in a one-time charge for in-process research and development of approximately $165 million in the first quarter. The Company will also continue spending to promote its products and to increase the value of its product brands. Based on current forecasts, spending for marketing, general and administrative expenses is also expected to increase in 1998.

  The Company currently expects its tax rate to decrease to 34% for 1998 due to the settlement of federal tax audits and favorable resolution of significant state tax issues and tax matters in other countries. This estimate, based on current tax law and current estimate of earnings, excludes the effect of the one-time charge related to Chips and Technologies, Inc. and is subject to change.

  In September 1997, the Federal Trade Commission ("FTC") staff notified Intel that the FTC has begun an investigation of the Company's business practices. To date, no allegations have been made, nor have any charges been filed. The Company has an aggressive program in place to make sure its business practices are in full compliance with federal laws in this area. Although neither the extent nor the outcome of this investigation can be determined at this time, management, including internal counsel, does not believe that the outcome will have a material adverse effect on the Company's financial position or overall trend in results of operations.

  Like many other companies, the year 2000 computer issue creates risk for Intel. If internal systems do not correctly recognize date information when the year changes to 2000, there could be an adverse impact on the Company's operations. The Company has initiated a comprehensive project to prepare its computer systems for the year 2000 and plans to have changes to critical systems completed by the first quarter of 1999 to allow time for testing. The Company is also assessing the capability of its products sold to customers over a period of years to handle the year 2000 and has a plan in place to address product issues during 1998. Management believes that the likelihood of a material adverse impact due to problems with internal systems or products sold to customers is remote and expects that the cost of these projects over the next two years will not have a material effect on the Company's financial position or overall trends in results of operations. Intel is also contacting critical suppliers of products and services to determine that the suppliers' operations and the products and services they provide are year 2000 capable or to monitor their progress toward year 2000 capability. There can be no assurance that another company's failure to ensure year 2000 capability would not have an adverse effect on the Company.

  The Company's future results of operations and the other forward-looking statements contained in this outlook - in particular the statements regarding growth in the computing industry, gross margin, capital spending, depreciation, research and development, marketing and general and administrative expenses, the FTC investigation and the year 2000 issue - involve a number of risks and uncertainties. In addition to the factors discussed above, among the other factors that could cause actual results to differ materially are the following: changes in customer order patterns, including changes in customer and channel inventory levels; competitive factors, such as rival chip architectures and manufacturing technologies, competing software-compatible microprocessors and availability of other computing alternatives; timing of software industry product introductions; execution of the manufacturing ramp; the ability to successfully integrate and operate any acquired businesses; costs or other adverse effects associated with processors and other products containing errata (deviations from published specifications); risks associated with foreign operations; and litigation involving intellectual property, consumer and other issues.

  Intel believes that it has the product offerings, facilities, personnel, and competitive and financial resources for continued business success, but future revenues, costs, margins and profits are all influenced by a number of factors, including those discussed above, all of which are inherently difficult to forecast.


Financial information
          by quarter (unaudited)

(In millions-except
 per share data)
1997 for quarter ended     December 27    September 27    June 28     March 29
------------------------------------------------------------------------------
Net revenues                   $ 6,507         $ 6,155    $ 5,960      $ 6,448
Cost of sales                  $ 2,691         $ 2,604    $ 2,343      $ 2,307
Net income                     $ 1,743         $ 1,574    $ 1,645      $ 1,983
Basic earnings per share       $  1.07         $   .96    $  1.01      $  1.21
Diluted earnings per share     $   .98         $   .88    $   .92      $  1.10
Dividends per share
  (A)  Declared                $   .03         $   .03    $   .03      $  .025
       Paid                    $   .03         $   .03    $  .025      $  .025
Market price range
 Common Stock
  (B)  High                    $ 95.38         $100.50    $ 84.66      $ 82.38
       Low                     $ 69.13         $ 69.53    $ 65.25      $ 65.19
Market price range
 Step-Up Warrants
  (B)  High                    $ 74.69         $ 79.88    $ 64.16      $ 62.63
       Low                     $ 48.38         $ 49.56    $ 45.31      $ 45.06

(In millions-except
 per share data)
1996 for quarter ended     December 28    September 28   June 29     March 30
--------------------------------------------------------------------------------
Net revenues                   $ 6,440         $ 5,142   $ 4,621      $ 4,644
Cost of sales                  $ 2,392         $ 2,201   $ 2,150      $ 2,421
Net income                     $ 1,910         $ 1,312   $ 1,041      $   894
Basic earnings per share       $  1.16         $   .80   $   .63      $   .54
Diluted earnings per share     $  1.06         $   .74   $   .59      $   .51
Dividends per share
  (A)  Declared                $  .025         $  .025   $  .025      $  .020
       Paid                    $  .025         $  .025   $  .020      $  .020
Market price range
  Common Stock
  (B)  High                    $ 68.75         $ 48.69   $ 38.44      $ 30.50
       Low                     $ 47.72         $ 34.50   $ 28.44      $ 25.00
Market price range
  Step-Up Warrants
  (B)  High                    $ 49.19         $ 29.44   $ 19.66      $ 14.25
       Low                     $ 28.38         $ 15.88   $ 12.00      $ 10.81

(A) Intel plans to continue its dividend program. However, dividends are dependent on future earnings, capital requirements and financial condition.

(B) Intel's Common Stock (symbol INTC) trades on The Nasdaq Stock Market* and is quoted in the Wall Street Journal and other newspapers. Intel's
     1998 Step-Up Warrants (symbol INTCW) trade on The Nasdaq Stock Market until their March 1998 expiration. Intel's Common Stock also trades on The Swiss Exchange. At December 27, 1997, there were approximately
     173,000 registered holders of Common Stock. All stock and warrant prices are closing prices per The Nasdaq Stock Market.


GRAPHICS APPENDIX LIST*
FOR PAGES 21 AND 22

* In this Appendix, the following descriptions of graphs on pages 21 and 22 of the Company's 1997 Annual Report to Stockholders that are omitted from the EDGAR text are more specific with respect to the actual amounts and percentages than can be determined from the graphs themselves.

The Company submits such more specific descriptions only for the purpose of complying with EDGAR requirements for transmitting this Annual Report on Form 10-K; such more specific descriptions are not intended in any way to provide information that is additional to that otherwise provided in the 1997 Annual Report to Stockholders.

REVENUES AND INCOME
(Dollars in billions)                              1995      1996      1997
                                                 ------    ------    ------
Net revenues                                       16.2      20.8      25.1
Net income                                          3.6       5.2       6.9

COSTS AND EXPENSES
(Percent of revenues)                              1995      1996      1997
                                                 ------    ------    ------
Cost of sales                                       48%       44%       40%
R&D                                                  8%        9%        9%
Marketing and G&A                                   12%       11%       12%
(Total)                                             68%       64%       61%

OTHER INCOME AND EXPENSE
(Dollars in millions)                              1995      1996      1997
                                                 ------    ------    ------
Interest income & other                             415       406       799
Interest expense                                     29        25        27


CASH AND INVESTMENTS
(Dollars in billions)                                        1996      1997
                                                           ------    ------
Cash & cash equivalents                                       4.2       4.1
Short-term investments                                        3.7       5.6
Long-term investments                                         1.4       1.8
