Form 10-K, Exhibit 13
period 1998-12-26
INTEL CORP
filed 1999-03-26
CIK 50863

EXHIBIT 13

                            Intel Corporation 1998

FINANCIAL SUMMARY

Ten Years Ended December 26, 1998


                                                 Net investment                                                        Additions to
                                 Employees          in property,                        Long-term          Stock-         property,
        (In millions --    at Year-end (in              plant &                        debt & put         holders'          plant &
     except employees)          thousands)            equipment      Total assets        warrants          equity       equipment *
       ---------------        ---------------        ------------     -----------      -----------      -----------     ------------
1998                                 64.5               $11,609         $31,471         $   903         $23,377            $ 4,032
1997                                 63.7               $10,666         $28,880         $ 2,489         $19,295            $ 4,501
1996                                 48.5               $ 8,487         $23,735         $ 1,003         $16,872            $ 3,024
1995                                 41.6               $ 7,471         $17,504         $ 1,125         $12,140            $ 3,550
1994                                 32.6               $ 5,367         $13,816         $ 1,136         $ 9,267            $ 2,441
1993                                 29.5               $ 3,996         $11,344         $ 1,114         $ 7,500            $ 1,933
1992                                 25.8               $ 2,816         $ 8,089         $   622         $ 5,445            $ 1,228
1991                                 24.6               $ 2,163         $ 6,292         $   503         $ 4,418            $   948
1990                                 23.9               $ 1,658         $ 5,376         $   345         $ 3,592            $   680
1989                                 21.7               $ 1,284         $ 3,994         $   412         $ 2,549            $   422




(in millions--except per share amounts)

                                                                                                                           Weighted
                                                                       Basic                                                average
                                  Research                          earnings       Diluted    Dividends     Dividends       diluted
         Net          Cost of     & devel-   Operating       Net         per      earnings     declared          paid        shares
         revenues       sales       opment      income    income       share     per share    per share     per share   outstanding
----      -------     -------      -------    -------     -------    -------      -------      -------       --------    ----------
1998      $26,273     $12,144      $ 2,674     $ 8,379    $ 6,068      $1.82        $1.73       $ .050         $ .065         3,517
1997      $25,070     $ 9,945      $ 2,347     $ 9,887    $ 6,945      $2.12        $1.93       $ .058         $ .055         3,590
1996      $20,847     $ 9,164      $ 1,808     $ 7,553    $ 5,157      $1.57        $1.45       $ .048         $ .045         3,551
1995      $16,202     $ 7,811      $ 1,296     $ 5,252    $ 3,566      $1.08        $1.01       $ .038         $ .035         3,536
1994      $11,521     $ 5,576      $ 1,111     $ 3,387    $ 2,288      $ .69        $ .65       $ .029         $ .028         3,496
1993      $ 8,782     $ 3,252      $   970     $ 3,392    $ 2,295      $ .69        $ .65       $ .025         $ .025         3,528
1992      $ 5,844     $ 2,557      $   780     $ 1,490    $ 1,067      $ .32        $ .31       $ .013         $ .006         3,436
1991      $ 4,779     $ 2,316      $   618     $ 1,080    $   819      $ .25        $ .24           --            --          3,344
1990      $ 3,921     $ 1,930      $   517     $   858    $   650      $ .21        $ .20           --            --          3,247
1989      $ 3,127     $ 1,721      $   365     $   557    $   391      $ .13        $ .13           --            --          3,020


Share and per share amounts shown have been adjusted for stock splits through April 1999, including the stock split declared in January 1999.

* Additions to property, plant and equipment in 1998 included $475 million for capital assets acquired from Digital Equipment Corporation.

CONSOLIDATED STATEMENTS OF INCOME

THREE YEARS ENDED DECEMBER 26, 1998
(IN MILLIONS--EXCEPT PER SHARE AMOUNTS)


                                                            1998               1997               1996
                                                           -------            -------           -------
NET REVENUES                                               $26,273            $25,070           $20,847
                                                           -------            -------           -------
Cost of sales                                               12,144              9,945             9,164
Research and development                                     2,509              2,347             1,808
Marketing, general and administrative                        3,076              2,891             2,322
Purchased in-process research and
  development                                                  165                  -                 -
                                                           -------            -------           -------
Operating costs and expenses                                17,894             15,183            13,294
                                                           -------            -------           -------
OPERATING INCOME                                             8,379              9,887             7,553
Interest expense                                               (34)               (27)              (25)
Interest income and other, net                                 792                799               406
                                                           -------            -------           -------
INCOME BEFORE TAXES                                          9,137             10,659             7,934
Provision for taxes                                          3,069              3,714             2,777
                                                           -------            -------           -------
NET INCOME                                                 $ 6,068            $ 6,945           $ 5,157
                                                           =======            =======           =======
BASIC EARNINGS PER COMMON SHARE                            $  1.82            $  2.12           $  1.57
                                                           =======            =======           =======
DILUTED EARNINGS PER COMMON SHARE                           $ 1.73              $1.93             $1.45
                                                           =======            =======           =======

WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING                                              3,336              3,271               3,290
Dilutive effect of:
  Employee stock options                                     159                204                 187
  1998 Step-Up Warrants                                       22                115                  74
                                                         -------            -------             -------
WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING, ASSUMING DILUTION                           3,517              3,590               3,551
                                                         =======            =======             =======


SEE ACCOMPANYING NOTES.

CONSOLIDATED BALANCE SHEETS
DECEMBER 26, 1998 AND DECEMBER 27, 1997
(IN MILLIONS--EXCEPT PER SHARE AMOUNTS)

                                                                     1998                1997
                                                                   -------             -------
ASSETS
Current assets:
    Cash and cash equivalents                                      $ 2,038             $ 4,102
    Short-term investments                                           5,272               5,630
    Trading assets                                                     316                 195
    Accounts receivable, net of allowance for
      doubtful accounts of $62 ($65 in 1997)                         3,527               3,438
    Inventories                                                      1,582               1,697
    Deferred tax assets                                                618                 676
    Other current assets                                               122                 129
                                                                   -------             -------
TOTAL CURRENT ASSETS                                                13,475              15,867
                                                                   -------             -------
Property, plant and equipment:
    Land and buildings                                               6,297               5,113
    Machinery and equipment                                         13,149              10,577
    Construction in progress                                         1,622               2,437
                                                                   -------             -------
                                                                    21,068              18,127
    Less accumulated depreciation                                    9,459               7,461
                                                                   -------             -------
PROPERTY, PLANT AND EQUIPMENT, NET                                  11,609              10,666
                                                                   -------             -------
LONG-TERM INVESTMENTS                                                5,365               1,839
OTHER ASSETS                                                         1,022                 508
                                                                   -------             -------
    TOTAL ASSETS                                                   $31,471             $28,880
                                                                   =======             =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Short-term debt                                                 $  159              $  212
    Long-term debt redeemable within one year                            -                 110
    Accounts payable                                                 1,244               1,407
    Accrued compensation and benefits                                1,285               1,268
    Deferred income on shipments to distributors                       606                 516
    Accrued advertising                                                458                 500
    Other accrued liabilities                                        1,094                 842
    Income taxes payable                                               958               1,165
                                                                   -------             -------
TOTAL CURRENT LIABILITIES                                            5,804               6,020
                                                                   -------             -------
LONG-TERM DEBT                                                         702                 448
DEFERRED TAX LIABILITIES                                             1,387               1,076
PUT WARRANTS                                                           201               2,041
COMMITMENTS AND CONTINGENCIES
Stockholders' equity:
  Preferred Stock, $.001 par value, 50 shares
    authorized; none issued                                             --                  --
  Common Stock, $.001 par value, 4,500 shares
    authorized; 3,315 issued and outstanding (3,256
    in 1997) and capital in excess of par value                      4,822               3,311

  Retained earnings                                                 17,952              15,926
  Accumulated other comprehensive income                               603                  58
                                                                   -------             -------
TOTAL STOCKHOLDERS' EQUITY                                          23,377              19,295
                                                                   -------             -------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     $31,471             $28,880
                                                                   =======             =======


SEE ACCOMPANYING NOTES.

CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE YEARS ENDED DECEMBER 26, 1998
(IN MILLIONS)


                                                             1998           1997           1996
                                                            -------        -------        ------
CASH AND CASH EQUIVALENTS,
    BEGINNING OF YEAR                                       $ 4,102        $ 4,165        $ 1,463
Cash flows provided by (used for)
    operating activities:
Net income                                                    6,068          6,945          5,157
Adjustments to reconcile net income to
  net cash provided by (used for)
  operating activities:
    Depreciation                                              2,807          2,192          1,888
    Net loss on retirements of
         property, plant and equipment                          282            130            120
    Deferred taxes                                               77              6            179
    Purchased in-process research and
      development                                               165             --             --
    Changes in assets and liabilities:
      Accounts receivable                                       (38)           285           (607)
      Inventories                                               167           (404)           711
      Accounts payable                                         (180)           438            105
      Accrued compensation and benefits                          17            140            370
      Income taxes payable                                     (211)           179            185
      Tax benefit from employee stock
        plans                                                   415            224            196
      Other assets and liabilities                             (378)          (127)           439
                                                            -------        -------        -------
           Total adjustments                                  3,123          3,063          3,586
                                                            -------        -------        -------
NET CASH PROVIDED BY OPERATING ACTIVITIES                     9,191         10,008          8,743
                                                            -------        -------        -------
Cash flows provided by (used for) investing activities:
     Additions to property, plant and
       equipment                                             (3,557)        (4,501)        (3,024)
     Purchase of Chips and Technologies,
       Inc., net of cash acquired                              (321)            --             --
     Purchase of Digital Equipment
       Corporation semiconductor
       operations                                              (585)            --             --
     Purchases of available-for-sale
       investments                                          (10,925)        (9,224)        (4,683)
     Sales of available-for-sale
          investments                                           201            153            225
     Maturities and other changes in
       available-for-sale investments                         8,681          6,713          2,214
                                                            -------        -------        -------
NET CASH (USED FOR) INVESTING ACTIVITIES                     (6,506)        (6,859)        (5,268)
                                                            -------        -------        -------
Cash flows provided by (used for)
    financing activities:
      (Decrease) increase in short-term
        debt, net                                               (83)          (177)            43
      Additions to long-term debt                               169            172            317
      Retirement of long-term debt                               --           (300)            --
      Proceeds from sales of shares through
        employee stock plans and other                          507            317            257
      Proceeds from exercise of 1998
        Step-Up Warrants                                      1,620             40              4
      Proceeds from sales of put warrants                        40            288             56
      Repurchase and retirement of
        Common Stock                                         (6,785)        (3,372)        (1,302)
      Payment of dividends to
        stockholders                                           (217)          (180)          (148)
                                                            -------        -------        -------
NET CASH (USED FOR) FINANCING ACTIVITIES                     (4,749)        (3,212)          (773)
                                                            -------        -------        -------
NET (DECREASE) INCREASE IN CASH AND CASH
    EQUIVALENTS                                              (2,064)           (63)         2,702
                                                            -------        -------        -------
CASH AND CASH EQUIVALENTS, END OF YEAR                      $ 2,038        $ 4,102        $ 4,165
                                                            =======        =======        =======

Supplemental disclosures of cash flow information:
Cash paid during the year for:
  Interest                                                     $ 40           $ 37           $ 51
  Income taxes                                               $2,784        $ 3,305        $ 2,217


SEE ACCOMPANYING NOTES.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                               COMMON STOCK
                                                           AND CAPITAL IN EXCESS
THREE YEARS ENDED DECEMBER 26, 1998                            OF PAR VALUE
(IN MILLIONS - EXCEPT PER SHARE AMOUNTS)                    ------------------
                                                                                                      ACCUMULATED OTHER
                                                           NUMBER OF                    RETAINED     COMPREHENSIVE
                                                            SHARES        AMOUNT        EARNINGS         INCOME          TOTAL
                                                            -------       -------       -------        -----------      --------
BALANCE AT DECEMBER 30, 1995                                  3,286       $ 2,583       $ 9,505             $ 52        $ 12,140
Components of comprehensive income:
  Net income                                                     --            --         5,157               --           5,157
  Change in unrealized gain on
    available-for-sale investments                               --            --             -               70              70
                                                                                                                         -------
      Total comprehensive income                                                                                           5,227
                                                                                                                         -------
Proceeds from sales of shares
    through employee stock plans, tax
   benefit of $196 and other                                     65           457            --               --             457
Proceeds from sales of put warrants                              --            56            --               --              56
Reclassification of put warrant
    obligation, net                                              --            70           272               --             342
Repurchase and retirement of
    Common Stock                                                (68)         (269)         (925)              --          (1,194)
Cash dividends declared
  ($.048 per share)                                              --            --          (156)              --            (156)
                                                            -------       -------       -------          -------         -------
BALANCE AT DECEMBER 28, 1996                                  3,283         2,897        13,853              122          16,872
Components of comprehensive income:
    Net income                                                   --            --         6,945               --           6,945
    Change in unrealized gain on
      available-for-sale investments                             --            --            --              (64)            (64)
                                                                                                                         -------
      Total comprehensive income                                                                                           6,881
                                                                                                                         -------
Proceeds from sales of shares through
  employee stock plans, tax benefit of
  $224 and other                                                 61           581            (1)              --             580
Proceeds from sales of put warrants                              --           288            --               --             288
Reclassification of put warrant
  obligation, net                                                --          (144)       (1,622)              --          (1,766)
Repurchase and retirement of
  Common Stock                                                  (88)         (311)       (3,061)              --          (3,372)
Cash dividends declared
  ($.058 per share)                                              --            --          (188)              --            (188)
                                                            -------       -------       -------          -------         -------
BALANCE AT DECEMBER 27, 1997                                  3,256         3,311        15,926               58          19,295
Components of comprehensive income:
    Net income                                                   --            --         6,068               --           6,068
    Change in unrealized gain on
      available-for-sale investments                             --            --            --              545             545
                                                                                                                         -------
      Total comprehensive income                                                                                           6,613
                                                                                                                         -------
Proceeds from sales of shares
  through employee stock plans,
  tax benefit of $415 and other                                  66           922            --               --             922
Proceeds from exercise of 1998
  Step-Up Warrants                                              155         1,620            --               --           1,620
Proceeds from sales of put warrants                              --            40            --               --              40
Reclassification of put warrant
  obligation, net                                                --            53           588               --             641
Repurchase and retirement of
  Common Stock                                                 (162)       (1,124)       (4,462)              --          (5,586)
Cash dividends declared
  ($.050 per share)                                              --            --          (168)              --            (168)
                                                            -------       -------       -------          -------         -------
BALANCE AT DECEMBER 26, 1998                                  3,315       $ 4,822       $17,952            $ 603         $23,377
                                                            =======       =======       =======          =======         =======


SEE ACCOMPANYING NOTES.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounting policies
   Fiscal year. Intel Corporation ("Intel" or "the Company") has a fiscal year that ends the last Saturday in December. Fiscal years 1998, 1997 and 1996, each 52-week years, ended on December 26, 27 and 28, respectively. Periodically there will be a 53-week year. The next 53-week year will end on December 30, 2000.

   Basis of presentation. The consolidated financial statements include the accounts of Intel and its wholly owned subsidiaries. Significant intercompany accounts and transactions have been eliminated. Accounts denominated in foreign currencies have been remeasured using the U.S. dollar as the functional currency.

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

   The Company's policy is to protect the value of its investment portfolio and to minimize principal risk by earning returns based on current interest rates. The Company enters into certain equity investments for the promotion of business and strategic objectives, and typically does not attempt to reduce or eliminate the inherent market risks on these investments. A substantial majority of the Company's marketable investments are classified as available-for-sale as of the balance sheet date and are reported at fair value, with unrealized gains and losses, net of tax, recorded in stockholders' equity. The cost of securities sold is based on the specific identification method. Realized gains or losses and declines in value, if any, judged to be other than temporary on available-for-sale securities are reported in other income or expense. Investments in non-marketable instruments are recorded at the lower of cost or market and included in other assets.

   Trading assets. The Company maintains its trading asset portfolio to generate returns that offset changes in certain liabilities related to deferred compensation arrangements. The trading assets consist of marketable equity securities and are stated at fair value. Both realized and unrealized gains and losses are included in other income or expense and generally offset the change in the deferred compensation liability, which is also included in other income or expense. Net gains on the trading asset portfolio were $66 million, $37 million and $12 million in 1998, 1997 and 1996, respectively.

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

   Derivative financial instruments. The Company utilizes derivative financial instruments to reduce financial market risks. These instruments are used to hedge foreign currency, equity and interest rate market exposures of underlying assets, liabilities and other obligations. The Company also uses derivatives to create synthetic instruments, for example, buying and selling put and call options on the same underlying security, to generate money market like returns with a similar level of risk. The Company does not use derivative financial instruments for speculative or trading purposes. The Company's accounting policies for these instruments are based on whether they meet the Company's criteria for designation as hedging transactions. The criteria the Company uses for designating an instrument as a hedge include the instrument's effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. Gains and losses on currency forward contracts, and options that are designated and effective as hedges of anticipated transactions, for which a firm commitment has been attained, are deferred and recognized in income in the same period that the underlying transactions are settled. Gains and losses on currency forward contracts, options and swaps that are designated and effective as hedges of existing transactions are recognized in income in the same period as losses and gains on the underlying transactions are recognized and generally offset. Gains and losses on any instruments not meeting the above criteria are recognized in income in the current period. If an underlying hedged transaction is terminated earlier than initially anticipated, the offsetting gain or loss on the related derivative instrument would be recognized in income in the same period. Subsequent gains or losses on the related derivative instrument would be recognized in income in each period until the instrument matures, is terminated or is sold. Income or expense on swaps is accrued as an adjustment to the yield of the related investments or debt they hedge.

   Inventories. Inventories are stated at the lower of cost or market. Cost is computed on a currently adjusted standard basis (which approximates actual cost on a current average or first-in, first-out basis). Inventories at fiscal year-ends were as follows:


(IN MILLIONS)                                               1998        1997
------------------------------------------------------------------------------
Raw materials                                             $  206       $  255
Work in process                                              795          928
Finished goods                                               581          514
                                                         -------      -------
TOTAL                                                     $1,582       $1,697
                                                         =======      =======


   Property, plant and equipment. Property, plant and equipment are stated at cost. Depreciation is computed for financial reporting purposes principally using the straight-line method over the following estimated useful lives: machinery and equipment, 2-4 years; buildings, 4-40 years.

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

   Advertising. Cooperative advertising obligations are accrued and the costs expensed at the same time the related revenues are recognized. All other advertising costs are expensed as incurred. Advertising expense was $1.3 billion, $1.2 billion and $974 million in 1998, 1997 and 1996, respectively.

   Interest. Interest as well as gains and losses related to contractual agreements to hedge certain investment positions and debt (see "Derivative financial instruments") are recorded as net interest income or expense. Interest expense capitalized as a component of construction costs was $6 million, $9 million and $33 million for 1998, 1997 and 1996, respectively.

   Earnings per share. Basic earnings per common share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per common share incorporate the incremental shares issuable upon the assumed exercise of stock options and warrants. For portions of 1998, certain of the Company's stock options were excluded from the calculation of diluted earnings per share because they were antidilutive, but these options could be dilutive in the future.

   Stock distribution. On January 27, 1999, the Company announced a two-for-one stock split in the form of a special stock distribution payable April 11, 1999 to stockholders of record as of March 23, 1999. On July 13, 1997, the Company effected a two-for-one stock split in the form of a special stock distribution to stockholders of record as of June 10, 1997. All share, per share, Common Stock, stock option and warrant amounts herein have been restated to reflect the effects of these splits.

   Reclassifications. Certain amounts reported in previous years have been reclassified to conform to the 1998 presentation.

   Recent accounting pronouncements. The Company intends to adopt Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as of the beginning of its fiscal year 2000. The Standard will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The change in a derivative's fair value related to the ineffective portion of a hedge, if any, will be immediately recognized in earnings. The effect of adopting the Standard is currently being evaluated but is not expected to have a material effect on the Company's financial position or overall trends in results of operations.

Common Stock
   1998 Step-Up Warrants. In 1993, the Company issued 160 million 1998 Step-Up Warrants to purchase 160 million shares of Common Stock. This transaction resulted in an increase of $287 million in Common Stock and capital in excess of par value, representing net proceeds from the offering. The Warrants became exercisable in May 1993 at an effective price of $8.9375 per share of Common Stock, subject to annual increases to a maximum price of $10.4375 per share effective in March 1997. Between December 27, 1997 and March 14, 1998, approximately 155 million Warrants were exercised, and shares of Common Stock were issued for proceeds of $1.6 billion. The expiration date of these Warrants was March 14, 1998.

   Stock repurchase program. The Company has an ongoing authorization, as amended, from the Board of Directors to repurchase up to 760 million shares of Intel's Common Stock in open market or negotiated transactions. During 1998, the Company repurchased 161.7 million shares of Common Stock at a cost of $6.8 billion. As of December 26, 1998, the Company had repurchased and retired approximately 588.6 million shares at a cost of $13.6 billion since the program began in 1990. As of December 26, 1998, after allowing for 5 million shares to cover outstanding put warrants, 166.4 million shares remained available under the repurchase authorization.

Put warrants
   In a series of private placements from 1991 through 1998, the Company sold put warrants that entitle the holder of each warrant to sell to the Company, by physical delivery, one share of Common Stock at a specified price. Activity during the past three years is summarized as follows:


                                                                                       PUT WARRANTS
                                                                                        OUTSTANDING
                                                                               -----------------------------
                                                           CUMULATIVE
                                                                  NET
                                                              PREMIUM          NUMBER OF          POTENTIAL
(IN MILLIONS)                                                RECEIVED           WARRANTS         OBLIGATION
-------------------------------------------------------------------------------------------------------------
DECEMBER 30, 1995                                                $ 279              48.0             $ 725
Sales                                                               56              36.0               603
Exercises                                                           --              (7.2)             (108)
Expirations                                                         --             (58.8)             (945)
                                                             ---------         ---------         ---------
DECEMBER 28, 1996                                                  335              18.0               275
Sales                                                              288              92.6             3,525
Expirations                                                         --             (58.0)           (1,759)
                                                             ---------         ---------         ---------
DECEMBER 27, 1997                                                  623              52.6             2,041
Sales                                                               40              15.0               588
Exercises                                                            -             (30.0)           (1,199)
Expirations                                                          -             (32.6)           (1,229)
                                                             ---------         ---------         ---------
DECEMBER 26, 1998                                                $ 663               5.0             $ 201
                                                             =========         =========         =========


   The amount related to Intel's potential repurchase obligation has been reclassified from stockholders' equity to put warrants. The 5 million put warrants outstanding at December 26, 1998 expire on various dates in January and February 1999 and have exercise prices ranging from $40 to $41 per share, with an average exercise price of $40 per share. There is no significant effect on diluted earnings per share for the periods presented.

Borrowings
   Short-term debt. Non-interest-bearing short-term debt at fiscal year-ends was as follows:


(IN MILLIONS)                                      1998                     1997
--------------------------------------------------------------------------------
Borrowed under
  lines of credit                                  $ 10                     $ 32
Drafts payable                                      149                      180
                                                -------                  -------
TOTAL                                             $ 159                    $ 212
                                                 ======                  =======


   The Company also borrows under commercial paper programs. Maximum borrowings under commercial paper programs reached $325 million during 1998 and $175 million during 1997. This debt is rated A-1+ by Standard and Poor's and P-1 by Moody's. Proceeds are used to fund short-term working capital needs.

   Long-term debt. Long-term debt at fiscal year-ends was as follows:


(IN MILLIONS)                                                  1998         1997
----------------------------------------------------------------------------------
Payable in U.S. dollars:
  AFICA Bonds due 2013 at 3.9%-4.25%                            $110         $110
  Other U.S. dollar debt                                           5            6
Payable in other currencies:
  Irish punt due 2000-2027 at 5%-12%                             541          396
  Greek drachma due 2001                                          46           46
                                                              ------       ------
Subtotal                                                         702          558
Less long-term debt redeemable within one year                     -         (110)
                                                              ------       ------
TOTAL                                                           $702         $448
                                                              ======       ======


   The Company has guaranteed repayment of principal and interest on the AFICA Bonds issued by the Puerto Rico Industrial, Tourist, Educational, Medical and Environmental Control Facilities Financing Authority ("AFICA"). During 1998, the bonds were repriced and a portion remarketed, with interest rates effective through 2003 of 4.25% on the $80 million of Series A bonds and 3.90% on the $30 million of Series B bonds. The bonds are adjustable and redeemable at the option of either the Company or the bondholder every five years through 2013 and are next adjustable and redeemable in 2003. The additional and the existing Irish punt borrowings were made in connection with the financing of manufacturing facilities in Ireland, and Intel has invested the proceeds in Irish punt denominated instruments of similar maturity to hedge foreign currency and interest rate exposures. The Greek drachma borrowings were made under a tax incentive program in Ireland, and the proceeds and cash flows have been swapped to U.S. dollars.

   Under shelf registration statements filed with the Securities and Exchange Commission, Intel had the authority to issue up to $3.3 billion in the aggregate of Common Stock, Preferred Stock, depositary shares, debt securities and warrants to purchase the Company's or other issuers' Common Stock, Preferred Stock and debt securities, and, subject to certain limits, stock index warrants and foreign currency exchange units. In 1993, Intel completed an offering of Step-Up Warrants (see "1998 Step-Up Warrants") under these registration statements. The Company may issue up to $1.4 billion in additional securities under effective registration statements.

   As of December 26, 1998, aggregate debt maturities were as follows:
2000-$9 million; 2001-$57 million; 2002-$22 million; 2003-$130 million; and
thereafter-$484 million.

Investments
   The returns on a majority of the Company's marketable investments in long-term fixed rate debt and certain equity securities are swapped to U.S. dollar LIBOR-based returns. The currency risks of investments denominated in foreign currencies are hedged with foreign currency borrowings, currency forward contracts or currency interest rate swaps (see "Derivative financial instruments" under "Accounting policies").

   Investments with maturities of greater than six months consist primarily of A and A2 or better rated financial instruments and counterparties. Investments with maturities of up to six months consist primarily of A-1 and P-1 or better rated financial instruments and counterparties. Foreign government regulations imposed upon investment alternatives of foreign subsidiaries, or the absence of A and A2 rated counterparties in certain countries, result in some minor exceptions. Intel's practice is to obtain and secure available collateral from counterparties against obligations whenever Intel deems appropriate. At December 26, 1998, investments were placed with approximately 185 different counterparties.

   Investments at December 26, 1998 were as follows:


                                                                           GROSS           GROSS
                                                                      UNREALIZED      UNREALIZED   ESTIMATED FAIR
(IN MILLIONS)                                              COST            GAINS          LOSSES            VALUE
-----------------------------------------------------------------------------------------------------------------
U.S. government securities                               $2,824              $--           $(11)           $2,813
Commercial paper                                          2,694                5             (2)            2,697
Floating rate notes                                       1,273                2             (2)            1,273
Corporate bonds                                           1,153               51            (17)            1,187
Bank time deposits                                        1,135                1             (1)            1,135
Loan participations                                         625               --              --              625
Repurchase agreements                                       124               --              --              124
Securities of foreign
  governments                                                36                1             (1)               36
Other debt securities                                       160               --              --              160
                                                       --------         --------        --------         --------
  Total debt securities                                  10,024               60            (34)           10,050
                                                       --------         --------        --------         --------
Hedged equity                                               100               --             (2)               98
Marketable strategic equity securities                      822              979            (44)            1,757
Preferred stock and other
  equity                                                    140                1              --              141
                                                       --------         --------        --------         --------
  Total equity securities                                 1,062              980            (46)            1,996
                                                       --------         --------        --------         --------
Options creating synthetic money market
    instruments                                             474               --              --              474
Swaps hedging investments
  in debt securities                                         --               19            (52)              (33)
Swaps hedging investments
  in equity securities                                       --                2              --                2
Currency forward contracts
  hedging investments in
  debt securities                                            --                2             (4)               (2)
                                                       --------         --------        --------         --------
TOTAL AVAILABLE-FOR-SALE
  SECURITIES                                             11,560            1,063           (136)           12,487
Less amounts classified
  as cash equivalents                                    (1,850)              --              --           (1,850)
                                                       --------         --------        --------         --------
TOTAL INVESTMENTS                                        $9,710           $1,063         $ (136)          $10,637
                                                       ========         ========        ========         ========


   Investments at December 27, 1997 were as follows:


                                                                           GROSS           GROSS        ESTIMATED
                                                                      UNREALIZED      UNREALIZED             FAIR
(IN MILLIONS)                                              COST            GAINS          LOSSES            VALUE
-----------------------------------------------------------------------------------------------------------------
Commercial paper                                         $3,572              $ 1            $(9)           $3,564
Bank time deposits                                        2,369               --             (2)            2,367
Corporate bonds                                           1,788               12            (73)            1,727
Floating rate notes                                         843                1             (2)              842
Loan participations                                         743               --             --               743
Repurchase agreements                                       515               --             --               515
Securities of foreign
  governments                                                75               --             (6)               69
Fixed rate notes                                             32               --             --                32
Other debt securities                                       294               --             (1)              293
                                                       --------         --------       --------         --------
  Total debt securities                                  10,231               14            (93)           10,152
                                                       --------         --------       --------         --------
Hedged equity                                               504                9            (17)              496
Marketable strategic equity securities                      279              130            (34)              375
Preferred stock and other
  equity                                                    341                1             (7)              335
                                                       --------         --------       --------          --------
  Total equity securities                                 1,124              140            (58)            1,206
                                                       --------         --------       --------          --------
Swaps hedging investments
 in debt securities                                          --               76            (12)               64
Swaps hedging investments
 in equity securities                                        --               17             (9)                8
Currency forward contracts
  hedging investments in
  debt securities                                            --               16             (1)               15
                                                       --------         --------       --------          --------
TOTAL AVAILABLE-FOR-SALE
  SECURITIES                                             11,355              263           (173)           11,445
Less amounts classified
  as cash equivalents                                    (3,976)              --             --            (3,976)
                                                       --------         --------       --------          --------
TOTAL INVESTMENTS                                        $7,379             $263         $ (173)           $7,469
                                                       ========         ========        ========         ========


   Available-for-sale securities with a fair value at the date of sale of $227 million, $153 million and $225 million were sold in 1998, 1997 and 1996, respectively. The gross realized gains on these sales totaled $185 million, $106 million and $7 million, respectively.

   The amortized cost and estimated fair value of investments in debt securities at December 26, 1998, by contractual maturity, were as follows:


                                                                                                  ESTIMATED
                                                                                                       FAIR
(IN MILLIONS)                                                                          COST           VALUE
-----------------------------------------------------------------------------------------------------------
Due in 1 year or less                                                                $6,412          $6,436
Due in 1-2 years                                                                      3,097           3,099
Due in 2-5 years                                                                         65              65
Due after 5 years                                                                       450             450
                                                                                   --------        --------
TOTAL INVESTMENTS IN DEBT SECURITIES                                                $10,024         $10,050
                                                                                   ========        ========


Derivative financial instruments
   Outstanding notional amounts for derivative financial instruments at fiscal year-ends were as follows:


(IN MILLIONS)                                                                          1998            1997
-----------------------------------------------------------------------------------------------------------
Swaps hedging investments in debt securities                                        $2,526           $2,017
Swaps hedging investments in equity securities                                      $  100           $  604
Swaps hedging debt                                                                  $  156           $  156
Currency forward contracts                                                          $  830           $1,724
Currency options                                                                    $   --           $   55
Options creating synthetic money
  market instruments                                                                $2,086           $   --


   While the contract or notional amounts provide one measure of the volume of these transactions, they do not represent the amount of the Company's exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties' obligations exceed the obligations of the Company. The Company controls credit risk through credit approvals, limits and monitoring procedures. Credit rating criteria for derivative financial instruments are similar to those for investments.

   Swap agreements. The Company utilizes swap agreements to exchange the foreign currency, equity and interest rate returns of its investment and debt portfolios for floating U.S. dollar interest rate based returns. The floating rates on swaps are based primarily on U.S. dollar LIBOR and are reset on a monthly, quarterly or semiannual basis.

   Pay rates on swaps hedging investments in debt securities match the yields on the underlying investments they hedge. Payments on swaps hedging investments in equity securities match the equity returns on the underlying investments they hedge. Receive rates on swaps hedging debt match the expense on the underlying debt they hedge. Maturity dates of swaps match those of the underlying investment or the debt they hedge. There is approximately a one-to-one matching of swaps to investments and debt. Swap agreements generally remain in effect until expiration.

   Weighted average pay and receive rates, average maturities and range of maturities on swaps at December 26, 1998 were as follows:

                                                                  WEIGHTED
                                               WEIGHTED           AVERAGE             WEIGHTED
                                                AVERAGE            RECEIVE             AVERAGE            RANGE OF
                                               PAY RATE               RATE            MATURITY          MATURITIES
------------------------------------------------------------------------------------------------------------------
Swaps hedging
  investments
  in U.S. dollar
  debt securities                                  5.4%               5.1%           0.5 years           0-2 years
Swaps hedging
  investments
  in foreign currency
  debt securities                                  5.5%               5.5%           0.7 years           0-2 years
Swaps hedging
  investments in
  equity securities                                 N/A               5.8%           1.0 years           0-1 years
Swaps hedging debt                                 5.6%               5.7%           4.1 years           2-5 years


Note: Pay and receive rates are based on the reset rates that were in effect at December 26, 1998.

   Other foreign currency instruments. Intel transacts business in various foreign currencies, primarily Japanese yen and certain other Asian and European currencies. The Company has established revenue and balance sheet hedging pro-grams to protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates. The Company utilizes currency forward contracts and currency options in these hedging programs. The maturities on these instruments are less than 12 months.

Fair values of financial instruments
   The estimated fair values of financial instruments outstanding at fiscal year-ends were as follows:


                                                          1998                                     1997
                                           ----------------------------------         -------------------------------
                                            CARRYING               ESTIMATED           CARRYING           ESTIMATED
 (IN MILLIONS)                                AMOUNT              FAIR VALUE             AMOUNT          FAIR VALUE
---------------------------------------------------------------------------------------------------------------------
Cash and
  cash equivalents                            $2,038                  $2,038              $4,102              $4,102
Short-term investments                        $4,821                  $4,821              $5,561              $5,561
Trading assets                                $  316                  $  316              $  195              $  195
Long-term investments                         $5,375                  $5,375              $1,821              $1,821
Non-marketable
  instruments                                 $  571                  $  716              $  387              $  497
Options creating synthetic money
    market instruments                        $  474                  $  474              $  --               $  --
Swaps hedging
  investments in
  debt securities                             $  (33)                 $  (33)             $   64              $   64
Swaps hedging
  investments in
  equity securities                           $    2                  $    2              $   8               $   8
Short-term debt                               $ (159)                 $ (159)             $(212)              $(212)
Long-term debt
  redeemable within one year                  $   --                  $   --              $(110)              $(109)
Long-term debt                                $ (702)                 $ (696)             $(448)              $(448)
Swaps hedging debt                            $   --                  $    1              $   --              $  (1)
Currency forward
  contracts                                   $   (1)                 $   (1)             $   26              $  28
Currency options                              $   --                  $   --              $    1              $   1


Concentrations of credit risk
   Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of investments and trade receivables. Intel places its investments with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to any one counterparty based on Intel's analysis of that counterparty's relative credit standing. A majority of the Company's trade receivables are derived from sales to manufacturers of computer systems, with the remainder spread across various other industries. The Company's five largest customers accounted for approximately 42% of net revenues for 1998. At December 26, 1998, these customers accounted for approximately 39% of net accounts receivable.

   The Company endeavors to keep pace with the evolving computing industry and has adopted credit policies and standards intended to accommodate industry growth and inherent risk. Management believes that credit risks are moderated by the diversity of the Company's end customers and geographic sales areas. Intel performs ongoing credit evaluations of its customers' financial condition and requires collateral as deemed necessary.


INTEREST INCOME AND OTHER
(IN MILLIONS)                                                                      1998        1997        1996
---------------------------------------------------------------------------------------------------------------
Interest income                                                                   $ 593       $ 562       $ 364
Foreign currency gains                                                               11          63          26
Other income, net                                                                   188         174          16
                                                                                  -----       -----       -----
TOTAL                                                                             $ 792       $ 799       $ 406
                                                                                  =====       =====       =====


   Other income for 1998 and 1997 included approximately $185 and $106 million, respectively, from sales of a portion of the Company's investments in marketable strategic equity securities.

Comprehensive income
   The Company adopted SFAS No. 130, "Reporting Comprehensive Income," at the beginning of fiscal 1998. The adoption had no impact on net income or total stockholders' equity. Comprehensive income consists of net income and other comprehensive income.

   The components of other comprehensive income and related tax effects were as follows:


(IN MILLIONS)                                                         1998              1997            1996
--------------------------------------------------------------------------------------------------------------
Gains on investments during the year, net of tax
  of $(357), $(4) and $(37) in 1998, 1997 and 1996,
  respectively                                                       $ 665               $ 5              $75
Less: adjustment for gains included in net income,
  net of tax of $65, $37, and $2 in 1998, 1997, and
  1996, respectively                                                  (120)               (69)             (5)
                                                                    ------             ------          ------
OTHER COMPREHENSIVE INCOME                                           $ 545              $ (64)            $70
                                                                    ======             ======          ======


   Accumulated other comprehensive income presented in the accompanying consolidated balance sheets consists of the accumulated net unrealized gain on available-for-sale investments.

PROVISION FOR TAXES
  Income before taxes and the provision for taxes consisted of the following:


(IN MILLIONS)                                                            1998           1997        1996
----------------------------------------------------------------------------------------------------------
Income before taxes:
  U.S.                                                                 $6,677         $8,033      $5,515
  Foreign                                                               2,460          2,626       2,419
                                                                       ------         ------      ------
TOTAL INCOME BEFORE TAXES                                              $9,137         $10,659     $7,934
                                                                       ======         ======      ======
Provision for taxes:
Federal:
  Current                                                              $2,321         $2,930      $2,046
  Deferred                                                                145             30           8
                                                                       ------         ------      ------
                                                                        2,466          2,960       2,054
                                                                       ------         ------      ------
State:
  Current                                                                 320            384         286
Foreign:
  Current                                                                 351            394         266
  Deferred                                                                (68)           (24)        171
                                                                       ------         ------      ------
                                                                          283            370         437
                                                                       ------         ------      ------
TOTAL PROVISION FOR TAXES                                              $3,069         $3,714      $2,777
                                                                       ======         ======      ======
EFFECTIVE TAX RATE                                                       33.6%          34.8%       35.0%
                                                                       ======         ======      ======


   The tax benefit associated with dispositions from employee stock plans reduced taxes currently payable for 1998 by $415 million ($224 million and $196 million for 1997 and 1996, respectively).

  The provision for taxes reconciles to the amount computed by applying the statutory federal rate of 35% to income before taxes as follows:


(IN MILLIONS)                                                                     1998         1997        1996
---------------------------------------------------------------------------------------------------------------
Computed expected tax                                                            $3,198       $3,731       $2,777
State taxes, net of federal benefits                                                208          249          186
Foreign income taxed at different rates                                            (339)        (111)        (127)
Other                                                                                 2         (155)         (59)
                                                                                 ------       ------       ------
PROVISION FOR TAXES                                                              $3,069       $3,714       $2,777
                                                                                 ======       ======       ======


   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

   Significant components of the Company's deferred tax assets and liabilities at fiscal year-ends were as follows:


(IN MILLIONS)                                                          1998          1997
-----------------------------------------------------------------------------------------
DEFERRED TAX ASSETS
Accrued compensation and benefits                                      $117          $ 76
Deferred income                                                         181           200
Inventory valuation and related reserves                                106           163
Interest and taxes                                                       52            49
Other, net                                                              162           188
                                                                     ------        ------
                                                                        618           676
DEFERRED TAX LIABILITIES
Depreciation                                                           (911)         (882)
Unremitted earnings of certain subsidiaries                            (152)         (162)
Unrealized gain on investments                                         (324)          (32)
                                                                     ------        ------
                                                                     (1,387)       (1,076)
NET DEFERRED TAX (LIABILITY)                                         ------        ------
                                                                     $ (769)       $ (400)
                                                                     ======        ======


   U.S. income taxes were not provided for on a cumulative total of approximately $2.2 billion of undistributed earnings for certain non-U.S. subsidiaries. The Company intends to reinvest these earnings indefinitely in operations outside the United States.

   During 1998, the Company settled all tax and related interest for years 1991 through 1996 with the Internal Revenue Service ("IRS"). The settlement did not result in a material effect on the Company's 1998 financial statements. Years after 1996 are open to examination by the IRS. Management believes that adequate amounts of tax and related interest and penalties, if any, have been provided for any adjustments that may result for these years.

Employee benefit plans
   Stock option plans. Intel has a stock option plan under which officers, key employees and non-employee directors may be granted options to purchase shares of the Company's authorized but unissued Common Stock. The Company also has a stock option plan under which stock options may be granted to employees other than officers and directors. The Company's Executive Long-Term Stock Option Plan, under which certain key employees, including officers, have been granted stock options, terminated in September 1998. Although this termination will not affect options granted prior to this date, no further grants may be made under this plan. Under all of the plans, the option exercise price is equal to the fair market value of Intel Common Stock at the date of grant.

   Options currently expire no later than 10 years from the grant date, and generally vest within 5 years. Proceeds received by the Company from exercises are credited to Common Stock and capital in excess of par value. Additional information with respect to stock option plan activity is as follows:


                                                                                        OUTSTANDING OPTIONS
                                                                                     --------------------------
                                                                                                       WEIGHTED
                                                                         SHARE                          AVERAGE
                                                                 AVAILABLE FOR         NUMBER          EXERCISE
(IN MILLIONS)                                                          OPTIONS      OF SHARES             PRICE
----------------------------------------------------------------------------------------------------------------
DECEMBER 30, 1995                                                     173.8            342.0             $ 5.30
Grants                                                                (53.4)            53.4             $17.28
Exercises                                                                --            (47.4)            $ 2.47
Cancellations                                                          10.2            (10.2)            $ 8.53
                                                                      -----            -----
DECEMBER 28, 1996                                                     130.6            337.8             $ 7.49
Additional shares reserved                                            260.0               --                 --
Grants                                                                (63.0)            63.0             $36.23
Exercises                                                                --            (47.2)            $ 3.06
Cancellations                                                           8.8             (8.8)            $16.38
                                                                     ------           ------
DECEMBER 27, 1997                                                     336.4            344.8             $13.12
Grants                                                                (48.0)            48.0             $38.35
Exercises                                                                --            (63.0)            $ 4.59
Cancellations                                                          17.3            (17.3)            $23.64
Lapsed under terminated plans                                         (38.5)             --                 --
                                                                     ------           ------
DECEMBER 26, 1998                                                     267.2            312.5             $18.13
                                                                     ======           ======
Options exercisable at:
December 28, 1996                                                                       114.5            $ 2.86
December 27, 1997                                                                       115.2            $ 3.66
December 26, 1998                                                                       103.8            $ 6.11


   The range of option exercise prices for options outstanding at December 26, 1998 was $1.46 to $60.80. The range of exercise prices for options is wide, primarily due to the increasing price of the Company's stock over the period in which the option grants were awarded.

   The following tables summarize information about options outstanding at December 26, 1998:


                                                                            OUTSTANDING OPTIONS
                                                            -----------------------------------------------
                                                                                  WEIGHTED
                                                              NUMBER OF            AVERAGE         WEIGHTED
                                                                 SHARES        CONTRACTUAL          AVERAGE
                                                                    (IN               LIFE         EXERCISE
RANGE OF EXERCISE PRICES                                      MILLIONS)          (IN YEARS)           PRICE
-----------------------------------------------------------------------------------------------------------
$1.46-$5.55                                                        55.8                2.2           $ 2.83
$5.62-$11.10                                                       70.2                4.9           $ 7.18
$11.42-$34.75                                                      89.2                6.9           $15.16
$34.85-$60.80                                                      97.3                8.8           $37.51
                                                                 ------
TOTAL                                                             312.5                6.2           $18.13
                                                                 ======



                                                                   EXERCISABLE OPTIONS
                                                               --------------------------
                                                               NUMBER OF          WEIGHTED
                                                                  SHARES           AVERAGE
                                                           (IN MILLIONS)          EXERCISE
RANGE OF EXERCISE PRICES                                                             PRICE
------------------------------------------------------------------------------------------
$1.46-$5.55                                                         55.8            $ 2.83
$5.62-$11.10                                                        37.6            $ 6.16
$11.42-$34.75                                                        7.0            $16.82
$34.85-$60.80                                                        3.4            $37.53
                                                                  ------
TOTAL                                                              103.8            $ 6.11
                                                                  ======


   These options will expire if not exercised at specific dates ranging from January 1999 to December 2008. Option exercise prices for options exercised during the three-year period ended December 26, 1998 ranged from $0.78 to $48.97.

   Stock Participation Plan. Under this plan, eligible employees may purchase shares of Intel's Common Stock at 85% of fair market value at specific, predetermined dates. Of the 472 million shares authorized to be issued under the plan, 79.7 million shares remained available for issuance at December 26, 1998. Employees purchased 6.3 million shares in 1998 (9 million in 1997 and 14 million in 1996) for $229 million ($191 million and $140 million in 1997 and 1996, respectively).

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

   Pro forma information regarding net income and earnings per share is required by SFAS No. 123. This information is required to be determined as if the Company had accounted for its employee stock options (including shares issued under the Stock Participation Plan, collectively called "options") granted subsequent to December 31, 1994 under the fair value method of that statement. The fair value of options granted in 1998, 1997 and 1996 reported below has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:


EMPLOYEE STOCK OPTIONS                                               1998             1997              1996
------------------------------------------------------------------------------------------------------------
Expected life (in years)                                              6.5              6.5               6.5
Risk-free interest rate                                               5.3%             6.6%              6.5%
Volatility                                                            .36              .36               .36
Dividend yield                                                         .2%              .1%               .2%


STOCK PARTICIPATION PLAN SHARES                                      1998             1997              1996
------------------------------------------------------------------------------------------------------------
Expected life (in years)                                               .5               .5                .5
Risk-free interest rate                                               5.2%             5.3%              5.3%
Volatility                                                            .42              .40               .36
Dividend yield                                                         .2%              .1%               .2%


   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options. The weighted average estimated fair value of employee stock options granted during 1998, 1997 and 1996 was $17.91, $17.67 and $8.17 per share, respectively. The weighted average estimated fair value of shares granted under the Stock Participation Plan during 1998, 1997 and 1996 was $10.92, $11.04 and $4.05, respectively.

   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information follows (in millions except for earnings per share information):


                                                                1998        1997       1996
-------------------------------------------------------------------------------------------
Pro forma net income                                          $5,755      $6,735      $5,046
Pro forma basic earnings per share                            $ 1.73      $ 2.06      $ 1.53
Pro forma diluted earnings per share                          $ 1.66      $ 1.88      $ 1.42


   The effects on pro forma disclosures of applying SFAS No. 123 are not likely to be representative of the effects on pro forma disclosures of future years. Because SFAS No. 123 is applicable only to options granted subsequent to December 31, 1994, the pro forma effect will not be fully reflected until 1999.

   Retirement plans. The Company provides tax-qualified profit-sharing retirement plans (the "Qualified Plans") for the benefit of eligible employees in the U.S. and Puerto Rico and certain foreign countries. The plans are designed to provide employees with an accumulation of funds for retirement on a tax-deferred basis and provide for annual discretionary employer contributions to trust funds.

   The Company also provides a non-qualified profit-sharing retirement plan (the "Non-Qualified Plan") for the benefit of eligible employees in the U.S. This plan is designed to permit certain discretionary employer contributions in excess of the tax limits applicable to the Qualified Plans and to permit employee deferrals in excess of certain tax limits. This plan is unfunded.

   The Company accrued $291 million for the Qualified Plans and the Non-Qualified Plan in 1998 ($273 million in 1997 and $209 million in 1996). The Company expects to fund approximately $283 million for the 1998 contribution to the Qualified Plans and to allocate approximately $13 million for the Non-Qualified Plan, including the utilization of amounts accrued in prior years. A remaining accrual of approximately $205 million carried forward from prior years is expected to be contributed to these plans when allowable under IRS regulations and plan rules.

   Contributions made by the Company vest based on the employee's years of service. Vesting begins after three years of service in 20% annual increments until the employee is 100% vested after seven years.

   The Company provides tax-qualified defined-benefit pension plans for the benefit of eligible employees in the U.S. and Puerto Rico. Each plan provides for minimum pension benefits that are determined by a participant's years of service, final average compensation (taking into account the participant's social security wage base) and the value of the Company's contributions, plus earnings, in the Qualified Plan. If the participant's balance in the Qualified Plan exceeds the pension guarantee, the participant will receive benefits from the Qualified Plan only. Intel's funding policy is consistent with the funding requirements of federal laws and regulations. The Company also provides defined-benefit pension plans in certain foreign countries. The Company's funding policy for foreign defined-benefit pension plans is consistent with the local requirements in each country. These defined-benefit pension plans had no material impact on the Company's financial statements for the periods presented.

   The Company provides postemployment benefits for retired employees in the U.S. Upon retirement, eligible employees are credited with a defined dollar amount based on years of service. These credits can be used to pay all or a portion of the cost to purchase coverage in an Intel-sponsored medical plan. These benefits had no material impact on the Company's financial statements for the periods presented.

Acquisitions
   In May 1998, the Company purchased the semiconductor operations of Digital Equipment Corporation, including manufacturing facilities in Massachusetts as well as development operations in Israel and Texas. The original cash purchase price of $625 million was adjusted to $585 million as a result of revisions to the valuations of certain capital assets as contemplated in the original purchase agreement. The purchase price remains subject to adjustment for asset valuation in accordance with the agreement. Assets acquired consisted primarily of property, plant and equipment. Following the completion of the purchase, lawsuits between the companies that had been pending since 1997 were dismissed with prejudice.

   In January 1998, the Company acquired the outstanding shares of Chips and Technologies, Inc., a supplier of graphics accelerator chips for mobile computing products. The purchase price was approximately $430 million ($321 million in net cash). The Company recorded a non-deductible charge of $165 million for purchased in-process research and development, representing the appraised value of products still in the development stage that were not considered to have reached technological feasibility.

Commitments
   The Company leases a portion of its capital equipment and certain of its facilities under operating leases that expire at various dates through 2010. Rental expense was $64 million in 1998, $69 million in 1997 and $57 million in 1996. Minimum rental commitments under all non-cancelable leases with an initial term in excess of one year are payable as follows: 1999-$35 million; 2000-$28 million; 2001-$22 million; 2002-$20 million; 2003-$15 million; 2004 and beyond-$22 million. Commitments for construction or purchase of property, plant and equipment approximated $2.1 billion at December 26, 1998. In connection with certain manufacturing arrangements, Intel had minimum purchase commitments of approximately $83 million at December 26, 1998 for flash memory.

   In October 1998, Intel announced that it had entered into a definitive agreement to acquire Shiva Corporation ("Shiva"), whose products include remote access and virtual private networking solutions for the small to medium enterprise market segment and the remote access needs of campuses and branch offices. Intel expects that the total cash required to complete the transaction will be approximately $185 million, before consideration of any cash to be acquired.

Contingencies
   In November 1997, Intergraph Corporation ("Intergraph") filed suit in Federal District Court in Alabama generally alleging that Intel attempted to coerce Intergraph into relinquishing certain patent rights. The suit initially alleged that Intel infringes three Intergraph microprocessor-related patents and has been amended to add two other patents. The suit also includes alleged violations of antitrust laws and various state law claims. The suit seeks injunctive relief and unspecified damages. Intel has counterclaimed that the Intergraph patents are invalid and alleges infringement of seven Intel patents, breach of contract and misappropriation of trade secrets. In April 1998, the Court ordered Intel to continue to deal with Intergraph on the same terms as it treats allegedly similarly situated customers with respect to confidential information and product supply. Intel's appeal of this order was heard in December 1998. In June 1998, Intel filed a motion for summary judgment on Intergraph's patent claims on the grounds that Intel is licensed to use those patents. In July 1998, the Company received a letter stating that Intergraph believes that the patent damages will be "several billion dollars by the time of trial." In addition, Intergraph alleges that Intel's infringement is willful and that any damages awarded should be trebled. The letter also stated that Intergraph believes that antitrust, unfair competition and tort and contract damages will be "hundreds of millions of dollars by the time of trial." The Company disputes Intergraph's claims and intends to defend the lawsuit vigorously.

   The Company is currently party to various legal proceedings, including that noted above. While management, including internal counsel, currently believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on the Company's financial position or overall trends in results of operations, litigation is subject to inherent uncertainties. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on the net income of the period in which the ruling occurs.

   Intel has been named to the California and U.S. Superfund lists for three of its sites and has completed, along with two other companies, a Remedial Investigation/Feasibility study with the U.S. Environmental Protection Agency ("EPA") to evaluate the groundwater in areas adjacent to one of its former sites. The EPA has issued a Record of Decision with respect to a groundwater cleanup plan at that site, including expected costs to complete. Under the California and U.S. Superfund statutes, liability for cleanup of this site and the adjacent area is joint and several. The Company, however, has reached agreement with those same two companies which significantly limits the Company's liabilities under the proposed cleanup plan. Also, the Company has completed extensive studies at its other sites and is engaged in cleanup at several of these sites. In the opinion of management, including internal counsel, the potential losses to the Company in excess of amounts already accrued arising out of these matters would not have a material adverse effect on the Company's financial position or overall trends in results of operations, even if joint and several liability were to be assessed.

   The estimate of the potential impact on the Company's financial position or overall results of operations for the above legal proceedings could change in the future.

Operating segment and geographic information
   Intel adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in 1998. SFAS No. 131 establishes standards for reporting information about operating segments and related disclosures about products, geographic information and major customers. Operating segment information for 1997 and 1996 is also presented in accordance with SFAS No. 131.

   Intel designs, develops, manufactures and markets microcomputer components and related products at various levels of integration. The Company is organized into four product line operating segments: Intel Architecture Business Group, Computing Enhancement Group, Network Communications Group and New Business Group. Each of these groups has a vice president who reports directly to the Chief Executive Officer ("CEO"). The CEO allocates resources to each of these groups using information on their revenues and operating profits before interest and taxes. The CEO has been identified as the Chief Operating Decision Maker as defined by SFAS No. 131.

   The Intel Architecture Business Group's products include the Pentium-Registered Trademark- family of microprocessors, and microprocessors and related board-level products based on the P6 micro-architecture (including the Pentium-Registered Trademark- II processor, the Intel-Registered Trademark- Celeron-TM- processor and the Pentium-Registered Trademark- II Xeon-TM- processor). Sales of microprocessors and related board-level products based on the P6 microarchitecture represented a majority of the Company's 1998 revenues and a substantial majority of its 1998 gross margin. The Computing Enhancement Group's products include chipsets, embedded processors (including embedded Pentium-Registered Trademark- processors), microcontrollers, flash memory products and graphics products. The Network Communications Group's products include fast Ethernet connections, hubs, switches and routers. The New Business Group's products include systems management software, digital imaging products, and video and data conferencing products. Intel's products in all operating groups are sold directly to original equipment manufacturers, retail and industrial distributors, and resellers throughout the world.

   In addition to the aforementioned operating segments, the sales and marketing, manufacturing, finance and administration groups also report to the CEO. Expenses of these groups are allocated to the operating segments and are included in the operating results reported below. Certain corporate-level operating expenses (primarily profit-dependent bonus expenses) and reserves for deferred income on shipments to distributors are not allocated to operating segments and are included in "all other" in the reconciliation of operating profits reported below.

   Although the Company has four operating segments, only the Intel Architecture Business Group and Computing Enhancement Group are reportable segments under the criteria of SFAS No. 131. Intel does not identify or allocate assets or depreciation by operating segment, nor does the CEO evaluate groups on these criteria. Operating segments do not sell products to each other, and accordingly, there are no intersegment revenues to be reported. Intel does not allocate interest and other income, interest expense or taxes to operating segments. The accounting policies for segment reporting are the same as for the Company as a whole (see "Accounting policies").

   Information on reportable segments for the three years ended December 26, 1998 is as follows:


(IN MILLIONS)                                                          1998           1997             1996
-----------------------------------------------------------------------------------------------------------
INTEL ARCHITECTURE BUSINESS GROUP
Revenues                                                            $21,545        $20,782          $17,000
Operating profit                                                    $ 9,077        $10,659          $ 7,666

COMPUTING ENHANCEMENT GROUP
Revenues                                                            $ 4,047        $ 3,793          $ 3,622
Operating profit                                                    $   358        $   529          $   940

ALL OTHER
Revenues                                                            $   681        $   495          $   225
Operating (loss)                                                    $(1,056)       $(1,301)         $(1,053)

TOTAL
Revenues                                                            $26,273        $25,070          $20,847
Operating profit                                                    $ 8,379        $ 9,887          $ 7,553


   In 1998, one customer accounted for 13% of the Company's revenues and another customer accounted for 11%. In 1997, one customer accounted for 12% of the Company's revenues. In 1996, no customer exceeded 10% of the Company's revenues. A substantial majority of the sales to these customers were Intel Architecture Business Group products, but these customers also purchased Computing Enhancement Group products.

   Enterprise-wide information is provided in accordance with SFAS No. 131. Geographic revenue information for the three years ended December 26, 1998 is based on the location of the selling entity. Property, plant and equipment information is based on the physical location of the assets at the end of each of the fiscal years.

   Revenues from unaffiliated customers by geographic region were as follows:


(IN MILLIONS)                                                    1998              1997                1996
-----------------------------------------------------------------------------------------------------------
United States                                                 $11,663           $11,053             $ 8,668
Europe                                                          7,452             6,774               5,876
Asia-Pacific                                                    5,309             4,754               3,844
Japan                                                           1,849             2,489               2,459
                                                              -------           -------             -------
TOTAL REVENUES                                                $26,273           $25,070             $20,847
                                                              =======           =======             =======


  Net property, plant and equipment by country was as follows:


(IN MILLIONS)                                                                   1998              1997
------------------------------------------------------------------------------------------------------
United States                                                                $ 8,076           $ 8,022
Ireland                                                                        1,287               919
Other foreign countries                                                        2,246             1,725
                                                                             -------           -------
TOTAL PROPERTY, PLANT AND EQUIPMENT, NET                                     $11,609           $10,666
                                                                             =======           =======


Supplemental information (unaudited)
   Quarterly information for the two years ended December 26, 1998 is presented on page 37.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and
Stockholders, Intel Corporation

   We have audited the accompanying consolidated balance sheets of Intel Corporation as of December 26, 1998 and December 27, 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 26, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intel Corporation at December 26, 1998 and December 27, 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 26, 1998, in conformity with generally accepted accounting principles.

                                                /s/ Ernst & Young LLP


San Jose, California
January 11, 1999

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of operations
   Intel posted record net revenues in 1998, for the 12th consecutive year, increasing by 5% from 1997, and by 20% from 1996 to 1997. The increases in both periods were primarily due to higher revenues from sales of micro-processors by the Intel Architecture Business Group and to a lesser extent due to increases in revenues of the Computing Enhancement Group.

   Cost of sales increased by 22% from 1997 to 1998, primarily due to microprocessor unit volume growth and additional costs associated with purchased components for the Single Edge Contact ("SEC") cartridge housing the Pentium-Registered Trademark-II processor. From 1996 to 1997, cost of sales increased by 8.5% primarily due to microprocessor unit volume growth, costs related to the 0.25-micron microprocessor manufacturing process ramp and shifts in product mix, partially offset by factory efficiencies due to the increased volumes. The gross margin percentage was 54% in 1998, compared to 60% in 1997 and 56% in 1996. See "Outlook" for a discussion of gross margin expectations.

   Research and development spending grew by 14% from 1997 to 1998, primarily due to increased spending on development of microprocessor products and the charge for in-process research and development related to the acquisition of Chips and Technologies, Inc. (See the discussion about purchased in-process research and development under "Computing Enhancement Group segment.") Research and development spending increased 30% from 1996 to 1997 due to substantially increased investment in both microprocessor product development and manufacturing technology development.

   Marketing, general and administrative spending grew 6% in 1998, primarily due to the Intel Inside-Registered Trademark- cooperative advertising program and merchandising spending, partially offset by lower profit-dependent bonus expenses. From 1996 to 1997, marketing, general and administrative spending grew 25%, primarily due to merchandising spending, the Intel Inside program and higher profit-dependent expenses.

   Interest expense increased $7 million from 1997 to 1998 due to higher average borrowing balances and lower interest capitalization. Interest and other income was essentially unchanged for the same period, with higher gains on sales of equity securities and higher interest income offset by lower foreign currency gains. For 1997 compared to 1996, interest expense was essentially unchanged, and interest and other income increased by $393 million, primarily due to higher average investment balances and higher gains on sales of equity investments.

   The Company's effective income tax rate decreased to 33.6% in 1998 from 34.8% in 1997 and 35.0% in 1996. Foreign income taxed at rates different from U.S. rates contributed to the lower tax rate in 1998.

   Intel Architecture Business Group segment. Revenues increased 4% from 1997 to 1998, primarily due to higher volumes of microprocessors sold, particularly processors based on the P6 microarchitecture (including the Intel-Registered Trademark- Celeron-TM-, Pentium II, Pentium-Registered Trademark- Pro and Pentium-Registered Trademark- II Xeon-TM- processors).
The higher volumes were partially offset by lower average selling prices. Revenues for this operating segment increased 22% from 1996 to 1997, primarily due to higher volumes of the Pentium-Registered Trademark-microprocessor family (including processors with Intel's MMX-TM- media enhancement technology) and Pentium Pro processor, and the introduction of the Pentium II processor, along with increased average selling prices in the first half of 1997 compared to the first half of 1996.

   During 1998, sales of microprocessors and related board-level products based on the P6 microarchitecture comprised a majority of the Company's consolidated revenues and a substantial majority of its gross margin. Sales of these microprocessors first became a significant portion of the Company's revenues and gross margin in 1997. Also during 1998, sales of Pentium family processors, including Pentium processors with MMX technology, were a rapidly declining but still significant portion of the Company's revenues and gross margin. During 1997, sales of the Pentium family processors were a majority of the Company's revenues and gross margin, and in 1996 were a majority of its revenues and a substantial majority of its gross margin.

   Operating profit for the Intel Architecture Business Group operating segment decreased 15% from 1997 to 1998, primarily due to the increased costs related to the SEC cartridge in the Pentium II processor and the lower average selling prices of processors in the first half of 1998 compared to the first half of 1997. In the second half of 1998, gross margin improved compared to the first half of the year as the transition to the P6 microarchitecture was largely complete and the SEC cartridge had no further incremental impact on the gross margin percentage. In addition, in the second half of 1998, this operating segment began to see the benefit of the Company's cost reduction efforts. Operating profit for the segment increased 39% from 1996 to 1997 due to the increase in processor unit volumes and higher average selling prices in the first half of 1997 arising from the ramp of the Pentium processor with MMX technology.

   Computing Enhancement Group segment. Revenues increased 7% from 1997 to 1998 and 5% from 1996 to 1997. Revenues from sales of chipsets represented a majority of revenues for this operating segment only in 1998. Chipset revenues increased primarily due to higher average selling prices in 1998 compared to 1997, and primarily due to increased unit volumes from 1996 to 1997. These increases were partially offset in both periods by decreases in revenues from sales of flash memory and embedded processors.

   Operating profits for the Computing Enhancement Group operating segment declined 32% from 1997 to 1998 and 44% from 1996 to 1997, primarily due to competitive pressures in flash memory products, partially offset by increased profitability of chipsets. In 1998, the results were also negatively affected by the purchase of Chips and Technologies, Inc. ("C&T"), including the related $165 million charge for purchased in-process research and development.

   In the first quarter of 1998, the Company purchased C&T for a total price of approximately $430 million. C&T had a product line of mobile graphics controllers based on 2D and video graphics technologies, and their major development activities included new technologies for embedded memory and 3D graphics. Other development projects included improvements to the existing 2D and video technologies, and several other new business product lines, all of which were individually insignificant.

   Intel obtained an outside valuation of C&T, and values were assigned to developed technology, in-process research and development, customer base and assembled workforce. The valuations of developed technology and in-process research and development were established using an income-based approach. Revenue estimates for each product line under development were based on discussions with management, existing product family revenues, anticipated product development schedules, product sales cycles and estimated life of each of the technologies. Revenue estimates were then compared for reasonableness to external industry sources on expected market growth. Percentages of product revenues for each project were designated as developed, in-process and future yet-to-be-defined. Revenues on the products under development were estimated to begin in 1998 and continue through 2006, with the majority of the revenues related to in-process technology occurring between 2001 and 2003. Operating expenses, including cost of goods sold, were estimated based primarily on C&T's historical experience. The resulting operating income was adjusted for a charge for the use of contributory assets and income tax expense using Intel's tax rate. The risk-adjusted discount rate applied to after-tax cash flow was 15% for developed technology and 20% for in-process technology, compared to an estimated weighted-average cost of capital for C&T of approximately 10%.

   The total value of in-process research and development was estimated to be approximately $165 million. Costs to complete all of the in-process projects were estimated to be $30 million. Approximately 70% of the estimated in-process research and development was attributable to the embedded memory technology and the 3D technology that were expected to be used together and separately in products under development. Development of the first in a series of mobile graphics products using the embedded memory technology was estimated to be approximately 80% complete and was completed in August 1998. The 3D technology was at an earlier stage of development with a minimal amount of work completed at the time of the acquisition. Close to the time of the acquisition, Intel also began working with another company to license their 3D technology for a line of desktop graphics controllers. Subsequent to the acquisition, a decision was made that the mobile and desktop product lines should have compatible 3D technology, and further development of the C&T 3D technology was stopped.

Financial condition
   The Company's financial condition remains very strong. At December 26, 1998, total cash, trading assets, and short- and long-term investments totaled $13 billion, up from $11.8 billion at December 27, 1997. Cash provided by operating activities was $9.2 billion in 1998, compared to $10 billion and $8.7 billion in 1997 and 1996, respectively.

   The Company used $6.5 billion in cash for investing activities during 1998, compared to $6.9 billion during 1997 and $5.3 billion during 1996. Capital expenditures totaled $3.6 billion in 1998, as the Company continued to invest in property, plant and equipment, primarily for additional microprocessor manufacturing capacity and the transition of manufacturing technology. The Company also purchased the semiconductor manufacturing operations of Digital Equipment Corporation for $585 million, including $475 million in capital assets. The Company had committed approximately $2.1 billion for the purchase or construction of property, plant and equipment as of December 26, 1998. See "Outlook" for a discussion of capital expenditure expectations in 1999. In addition, during 1998 the Company used $321 million in cash to purchase C&T and $500 million to acquire a non-voting equity interest in Micron Technology, Inc.

   Inventory levels in total decreased in 1998, with a decrease in raw materials and work-in-process inventory, partially offset by an increase in finished goods inventory. The increase in accounts receivable in 1998 was mainly due to the higher level of revenues. The Company's five largest customers accounted for approximately 42% of net revenues for 1998. One customer accounted for 13% of revenues and another accounted for 11% in 1998. One customer accounted for 12% of revenues in 1997 and no customer accounted for more than 10% of revenues in 1996. At December 26, 1998, the five largest customers accounted for approximately 39% of net accounts receivable.

   The Company used $4.7 billion for financing activities in 1998, compared to $3.2 billion and $773 million in 1997 and 1996, respectively. The major financing applications of cash in 1998 were for repurchase of 161.7 million shares of Common Stock, adjusted for the stock split declared in January 1999, for $6.8 billion (including $1.2 billion for exercised put warrants). The major financing applications of cash in 1997 and 1996 were for stock repurchases totaling $3.4 billion and $1.3 billion (including $108 million for exercised put warrants), respectively, as well as for a $300 million repayment in 1997 under a private reverse repurchase arrangement. Financing sources of cash during 1998 included $507 million in proceeds from the sale of shares, primarily pursuant to employee stock plans ($317 million in 1997 and $257 million in 1996) and $1.6 billion in proceeds from the exercise of 1998 Step-Up Warrants ($40 million in 1997 and $4 million in 1996). Financing sources in 1996 also included $300 million under the private reverse repurchase arrangement.

   As part of its authorized stock repurchase program, the Company had outstanding put warrants at the end of 1998, with the potential obligation to buy back 5 million shares of its Common Stock at an aggregate price of $201 million. The exercise price of these warrants ranged from $40 to $41 per share, with an average exercise price of $40 per share as of December 26, 1998.

   Other sources of liquidity include authorized commercial paper borrowings of $700 million. The Company also maintains the ability to issue an aggregate of approximately $1.4 billion in debt, equity and other securities under Securities and Exchange Commission shelf registration statements.

   In October 1998, the Company announced that it had entered into a definitive agreement to acquire Shiva Corporation ("Shiva"). Intel expects that the total cash required to complete the transaction will be approximately $185 million, before consideration of any cash to be acquired.

   The Company believes that it has the financial resources needed to meet business requirements in the foreseeable future, including the acquisition of Shiva, capital expenditures for the expansion or upgrading of worldwide manufacturing capacity, working capital requirements, the potential put warrant obligation and the dividend program.

Financial market risks
   The Company is exposed to financial market risks, including changes in interest rates, foreign currency exchange rates and marketable equity security prices. To mitigate these risks, the Company utilizes derivative financial instruments. The Company does not use derivative financial instruments for speculative or trading purposes. All of the potential changes noted below are based on sensitivity analyses performed on the Company's financial positions at December 26, 1998 and December 27, 1997. Actual results may differ materially.

   The primary objective of the Company's investment activities is to preserve principal while at the same time maximizing yields, without significantly increasing risk. To achieve this objective, the returns on a substantial majority of the Company's marketable Investments in long-term fixed rate debt and certain equity securities, excluding equity investments entered into for strategic purposes, are swapped to U.S. dollar LIBOR-based returns. A hypothetical 60 basis point increase in interest rates would result in an approximate $30 million decrease (less than 0.3%) in the fair value of the Company's available-for-sale securities as of the end of 1998 ($18 million as of the end of 1997).

   The Company hedges currency risks of investments denominated in foreign currencies with foreign currency borrowings, currency forward contracts and currency interest rate swaps. Gains and losses on these foreign currency investments would generally be offset by corresponding losses and gains on the related hedging instruments, resulting in negligible net exposure to the Company.

   A substantial majority of the Company's revenue, expense and capital purchasing activities are transacted in U.S. dollars. However, the Company does enter into these transactions in other foreign currencies, primarily Japanese yen and certain other Asian and European currencies. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, the Company has established revenue, expense and balance sheet hedging programs. Currency forward contracts and currency options are utilized in these hedging programs. The Company's hedging programs reduce, but do not always entirely eliminate, the impact of foreign currency exchange rate movements. For example, an adverse change in exchange rates (defined as 20% in certain Asian currencies and 10% in all other currencies) would result in an adverse impact on income before taxes of less than $20 million as of the end of each of 1998 and 1997.

   The Company is exposed to equity price risks on the marketable portion of equity securities included in its portfolio of investments entered into for the promotion of business and strategic objectives. These investments are generally in companies in the high-technology industry sector, many of which are small capitalization stocks. The Company typically does not attempt to reduce or eliminate its market exposure on these securities. A 20% adverse change in equity prices would result in an approximate $350 million decrease in the fair value of the Company's available-for-sale securities as of the end of 1998 ($75 million as of the end of 1997). The increase compared to 1997 reflects the increase in the dollar value of the Company's marketable strategic equity securities, a significant portion of which represents unrealized market appreciation. Approximately $825 million of the value of these equity securities as of the end of 1998 consisted of the investment in Micron Technology, Inc., described above under "Financial condition."

Outlook
   This outlook section contains a number of forward-looking statements, all of which are based on current expectations. Actual results may differ materially. These statements do not reflect the potential impact of any mergers or acquisitions that had not closed as of the end of 1998.

   Intel expects that the total number of computers using Intel's Pentium family processors, P6 microarchitecture processors (including Intel Celeron, Pentium II, Pentium-Registered Trademark- III, Pentium II Xeon and Pentium-Registered Trademark- III Xeon-TM- processors) and other semiconductor components sold worldwide will continue to grow in 1999. The Company's financial results are substantially dependent on sales of these microprocessors by the Intel Architecture Business Group and other semiconductor components sold by the Computing Enhancement Group. Revenues are also a function of the mix of microprocessor types and speeds sold as well as the mix of related motherboards, purchased components and other semiconductor products, all of which are difficult to fore-cast. Because of the large price difference between types of microprocessors, this mix affects the average price Intel will realize and has a large impact on Intel's revenues. The Company's expectations regarding growth in the computing industry worldwide are dependent in part on the growth in usage of the Internet and the expansion of Internet product offerings. The expectations are also subject to the impact of economic conditions in various geographic regions, including the ongoing financial difficulties in the Asian markets and certain emerging markets in other regions.

   Intel's strategy is to introduce ever higher performance microprocessors tailored for the different segments of the worldwide computing market, using a tiered branding approach. In line with this strategy, the Company is seeking to develop higher performance microprocessors specifically for each computing segment: the Intel Celeron processor for entry-level PC buyers interested in a value PC, the Pentium II and Pentium III processors for the performance desktop and entry-level servers and workstations, and the Pentium II Xeon and Pentium III Xeon processors for mid-range and high-end servers and workstations. The Company plans to cultivate new businesses and continue to work with the computing industry to expand Internet capabilities and product offerings and to develop compelling software applications that can take advantage of this higher performance, thus driving demand toward the newer products in each computing market segment. The Company may continue to take various steps, including reducing microprocessor prices at such times as it deems appropriate, in order to increase acceptance of its latest technology and to remain competitive within each relevant market segment.

   The Company's gross margin varies depending on the mix of types and speeds of processors sold and the mix of microprocessors and related motherboards and purchased components within a product family. The Company's Pentium II processor is packaged with purchased components in the SEC cartridge, and the inclusion of purchased components has tended to increase absolute margin dollars but to lower the gross margin percentage. However, the Company has also been developing new packaging formats that use fewer purchased components. These new packaging formats are expected to reduce costs on certain microprocessor products. In addition, the Company expects to have reduced costs due to continued productivity improvements on its existing manufacturing processes during 1999. Various other factors--including unit volumes, yield issues associated with production at factories, ramp of new technologies, excess or obsolete inventory, variations in inventory valuation and mix of shipments of other semiconductors--will also continue to affect the amount of cost of sales and the variability of gross margin percentages in future quarters.

   Intel's current gross margin expectation for 1999 is 57% plus or minus a few points compared to 54% for 1998. Intel's primary goal is to get its advanced technology to the marketplace, and the Company sometimes may implement strategies that increase margin dollars but lower margin percentages, for example, the Company's plans to grow in non-microprocessor areas that have the potential to expand computing and communications capabilities. In addition, from time to time the Company may forecast a range of gross margin percentages for the coming quarter. Actual results may differ from these estimates.

   The Company has expanded semiconductor manufacturing and assembly and test capacity over the last few years, and continues to plan capacity based on the assumed continued success of its strategy and the acceptance of its products in specific market segments. The Company expects that capital spending will decrease to approximately $3 billion in 1999, primarily as a result of reduced investment for new facilities and improved utilization of equipment. If the market demand does not continue to grow and move rapidly toward higher performance products in the various market segments, revenues and gross margin may be affected, the capacity installed might be under-utilized and capital spending may be slowed. Revenues and gross margin may also be affected if the Company does not add capacity fast enough to meet market demand. This spending plan is dependent upon expectations regarding production efficiencies and delivery times of various machinery and equipment. Depreciation and amortization for 1999 is expected to be approximately $3.4 billion, an increase of approximately $600 million from 1998. Most of this increase would be included in cost of sales and research and development spending.

   The industry in which Intel operates is characterized by very short product life cycles, and the Company's continued success is dependent on technological advances, including the development and implementation of new processes and new strategic products for specific market segments. Since Intel considers it imperative to maintain a strong research and development program, spending for research and development in 1999 is expected to increase to approximately $3 billion. The Company intends to continue spending to promote its products and to increase the value of its product brands. Based on current forecasts, spending for marketing, general and administrative expenses is also expected to increase in 1999.

   The Company currently expects its tax rate to be 33.5% for 1999. This estimate is based on current tax law and the current estimate of earnings, and is subject to change.

   Intel has established a team to address the issues raised by the introduction of the Single European Currency ("Euro") on January 1, 1999 and during the transition period through January 1, 2002. Intel's internal systems that are affected by the initial introduction of the Euro have been made Euro capable without material system modification costs. Further internal systems changes will be made during the three-year transition phase in preparation for the ultimate withdrawal of the legacy currencies in July 2002, and the costs of these changes are not expected to be material. The Company does not presently expect that introduction and use of the Euro will materially affect the Company's foreign exchange and hedging activities, or the Company's use of derivative instruments, or will result in any material increase in costs to the Company. While Intel will continue to evaluate the impact of the Euro introduction over time, based on currently available information, management does not believe that the introduction of the Euro will have a material adverse impact on the Company's financial condition or overall trends in results of operations.

   Like many other companies, Intel is subject to risks from the year 2000 computer issue. If internal systems do not correctly recognize and process date information beyond the year 1999, there could be an adverse impact on the Company's operations. Two other related issues could also lead to incorrect calculations or failures: i) some systems' programming assigns special meaning to certain dates, such as 9/9/99 and ii) the fact that the year 2000 is a leap year.

   The Company has established a comprehensive program with dedicated program management and executive-level sponsorship to deal with year 2000 issues. The Company is addressing its most critical internal systems first and has categorized as "critical" or "priority" those systems whose failure would cause an extended shutdown of all or part of a factory, could cause personal injury or would have a sustained and significant detrimental financial impact. The Company is also testing customer and supplier interfaces with its internal systems as appropriate. These activities are intended to encompass all major categories of systems in use by the Company, including network and communications infrastructure, manufacturing, facilities management, sales, finance and human resources. The Company's approach prioritizes functions and systems worldwide, and all divisions and facilities are working toward the same global milestones.

   The Company's semiconductor manufacturing and assembly and test ("manufacturing") equipment and systems are highly automated, incorporating PCs, embedded processors and related software to control scheduling, inventory tracking, statistical analysis and automated manufacturing. A significant portion of the Company's year 2000 efforts on internal systems is intended to prevent disruption to manufacturing operations.

   As of December 1998, approximately 99% of the Company's critical and priority manufacturing systems, and 85% of critical and priority non-manufacturing systems, were determined to be already year 2000 capable, or remediation needed (replacements, changes, upgrades or workarounds) has been determined and unit testing completed. Deployment of replacements, changes and upgrades has been completed for 93% of manufacturing systems and 84% of non-manufacturing systems. The Company has planned a comprehensive program of integration testing of internal systems. The integration testing began in the third quarter of 1998 and will continue into 1999 as necessary.

   The following table indicates the phases of the year 2000 project related to the Company's critical and priority internal systems and the expected time frames.


Phases of the project             Start date                  End date
------------------------------------------------------------------------------
High-level assessment of systems        1996          Q3 1998 (actual)
Detailed assessment, remediation
 and unit testing                       1996        Q1 1999 (expected)
Deployment                              1997       Mid-1999 (expected)
Integration testing                  Q3 1998       Mid-1999 (expected)


   Intel is also actively working with suppliers of products and services to determine the extent to which the suppliers' operations and the products and services they provide are year 2000 capable, and to monitor their progress toward year 2000 capability. Highest priority is being placed on working with critical suppliers, defined by Intel as those whose failure would shut down manufacturing or other critical operations within a short period of time. The Company has made inquiries of its major suppliers and has received responses to its initial inquiries from 100% of critical suppliers.

   Follow-up activities seek to determine whether the supplier is taking all appropriate steps to fix year 2000 problems and to be prepared to continue functioning effectively as a supplier in accordance with Intel's standards and requirements. Contingency plans are being developed to address issues related to suppliers that are not considered to be making sufficient progress in becoming year 2000 capable.

   The Company is also developing contingency plans to address possible changes in customer order patterns due to year 2000 issues. As with suppliers, the readiness of customers to deal with year 2000 issues may affect their operations and their ability to order and pay for products. Intel has surveyed its major direct customers about their year 2000 readiness in critical areas of their operations. The results identified certain key areas to be addressed by the customers. Intel is also communicating information about its own readiness to customers and is conducting seminars to help communicate the methodologies and processes used in Intel's year 2000 programs.

   Intel believes that its most reasonably likely worst-case year 2000 scenarios would relate to problems with the systems of third parties rather than with the Company's internal systems or its products. Because the Company has less control over assessing and remediating the year 2000 problems of third parties, the Company believes the risks are greatest with infrastructure (e.g., electricity supply and water and sewer service), telecommunications, transportation supply chains and critical suppliers of materials.

   The Company's microprocessor production is conducted in a network of domestic and foreign facilities. Each location relies on local private and governmental suppliers for electricity, water, sewer and other needed supplies. Failure of an electricity grid or an uneven supply of power, for example, would be a worst-case scenario that would completely shut down the affected facilities. Electrical failure could also shut down airports and other transportation facilities.

   The Company does not generally maintain facilities that would allow it to generate its own electrical or water supply in lieu of that supplied by utilities. To the extent possible, the Company is working with the infrastructure suppliers for its manufacturing sites, major subcontractor sites and relevant transportation hubs to seek to better ensure continuity of infrastructure services. Contingency planning regarding major infrastructure failure generally emphasizes planned increases in inventory levels of specific products and the shift of production to unaffected sites. By the end of 1999, Intel expects to have in place a buffer supply of finished goods inventory and is evaluating where to locate inventory geographically in light of infrastructure concerns. In addition, multiple plants engage in similar tasks in the Intel system, and production can be expanded at some sites to partially make up for capacity unavailable elsewhere. Although overall capacity would be reduced, it is not expected that the entire production system would halt due to the unavailability of one or two facilities.

   A worst-case scenario involving a critical supplier of materials would be the partial or complete shutdown of the supplier and its resulting inability to provide critical supplies to the Company on a timely basis. The Company does not maintain the capability to replace most third-party supplies with internal production. Where efforts to work with critical suppliers to ensure year 2000 capability have not been successful, contingency planning generally emphasizes the identification of substitute and second-source suppliers, and in certain situations includes a planned increase in the level of inventory carried. In an industry characterized by rapid technological change, higher levels of raw materials and finished goods inventories involve increased risk of inventory obsolescence and the potential for write-downs in the value of inventory.

   The Company is not in a position to identify or to avoid all possible scenarios; however, the Company is currently assessing scenarios and taking steps to mitigate the impacts of various scenarios if they were to occur. This contingency planning will continue through 1999 as the Company learns more about the preparations and vulnerabilities of third parties regarding year 2000 issues. Due to the large number of variables involved, the Company cannot provide an estimate of the damage it might suffer if any of these scenarios were to occur.

   The Company also has a program to assess the capability of its products to handle the year 2000. To assist customers in evaluating their year 2000 issues, the Company has developed a list that indicates the capability of Intel's current products, and certain products no longer being produced, to handle the year 2000. Products are assigned to one of five categories as defined by the Company: "Year 2000 Capable," "Year 2000 Capable" with update, not "Year 2000 Capable," under evaluation and will not test. The list is located on the Company's Year 2000 support Web site and is periodically updated as analysis on additional products is completed.

   All Intel processors are "Year 2000 Capable." All Intel micro-controllers (embedded processors) are also "Year 2000 Capable," with the exception of two custom microcontroller products sold to a limited number of customers. However, the assessment of whether a complete system will operate correctly depends on firmware (BIOS) capability and software design and integration, and for many end users this will include firmware and software provided by companies other than Intel.

   As described more fully at the support Web site, Intel offers a "Year 2000 Capable" Limited Warranty on certain of its current products. Except as specifically provided for in the Limited Warranty, the Company does not believe it is legally responsible for costs incurred by customers related to ensuring their year 2000 capability. Nevertheless, the Company is incurring various costs to provide customer support and customer satisfaction services regarding year 2000 issues, and it is anticipated that these expenditures will continue through 1999 and thereafter. An Intel product, when used in accordance with its associated documentation, is "Year 2000 Capable" when, upon installation, it accurately stores, displays, processes, provides and/or receives data from, into and between 1999 and 2000, and the 20th and 21st centuries, including leap-year calculations, provided that all other technology used in combination with the Intel product properly exchanges date data with it.

   Various of the Company's disclosures and announcements concerning its products and year 2000 programs are intended to constitute "Year 2000 Readiness Disclosures" as de-fined in the recently enacted Year 2000 Information and Readiness Disclosure Act. The Act provides added protection from liability for certain public and private statements concerning an entity's year 2000 readiness and the year 2000 readiness of its products and services. The Act also potentially provides added protection from liability for certain types of year 2000 disclosures made after January 1, 1996 and before the date of enactment of the Act.

   The Company's year 2000 efforts have been undertaken largely with its existing personnel. In some instances, consultants have been engaged to provide specific assessment, remediation or other services. Activities with suppliers and customers have also involved their staffs and consultants. The Company engaged a third-party firm to assist with planning and taking the inventory of internal systems, and engaged another firm to perform an assessment of the overall scope and schedule of Intel's year 2000 efforts.

   The Company currently expects that the total cost of these programs, including both incremental spending and redeployed resources, will not exceed $175 million. This estimate is lower than the previous estimate that costs would not exceed $250 million, primarily due to a higher than expected percentage of manufacturing systems requiring no remediation and lower than expected costs of remediation on the remaining manufacturing systems. Approximately $42 million has been spent on the programs to date, of which approximately $36 million was incurred in 1998. Costs include estimated payroll costs for redeployed personnel and the costs of consultants, software and hardware upgrades, and dedicated program offices. A majority of the total estimated costs are expected to be incurred in assessing and remediating issues with manufacturing systems and contingency planning for manufacturing systems. As a result, a majority of the costs are expected to be included in cost of sales and in the calculation of gross margin. Year 2000 costs for manufacturing and non-manufacturing internal systems in 1998 represented less than 10% of the total information technology budget for 1998 and are also expected to be less than 10% of the budget for 1999.

   No significant internal systems projects are being deferred due to the year 2000 program efforts. In some instances, the installation schedule of new software and hardware in the normal course of business is being accelerated to also afford a solution to year 2000 capability issues. The Company expects that costs related to accelerated systems replacements will be approximately $15 million in addition to the total costs noted above. In addition, the estimated costs do not include any potential costs related to customer or other claims, or potential amounts related to executing contingency plans, such as costs incurred as a result of an infrastructure or supplier failure. The Company has adequate general corporate funds with which to pay for the programs' expected costs. All expected costs are based on the current assessment of the programs and are subject to change as the programs progress.

   Based on currently available information, management does not believe that the year 2000 matters discussed above related to internal systems or products sold to customers will have a material adverse impact on the Company's financial condition or overall trends in results of operations; however, it is uncertain to what extent the Company may be affected by such matters. In addition, there can be no assurance that the failure to ensure year 2000 capability by a supplier, customer or another third party would not have a material adverse effect on the Company's financial condition or overall trends in results of operations.

   In September 1997, the Federal Trade Commission ("FTC") staff notified Intel that the FTC had begun an investigation of the Company's business practices. In June 1998, the FTC filed an administrative complaint against Intel before an FTC Administrative Law Judge. The complaint charges that Intel is attempting to further its alleged microprocessor monopoly by improperly withholding its intellectual property, in the form of confidential product information, from three companies that had filed or threatened to file intellectual property lawsuits against Intel. Although the outcome of the administrative action cannot be determined at this time, management, including internal counsel, does not believe that the outcome will have a material adverse effect on the Company's financial position or overall trends in results of operations.

   The Company is currently party to various legal proceedings. Although litigation is subject to inherent uncertainties, management, including internal counsel, does not believe that the ultimate outcome of these legal proceedings will have a material adverse effect on the Company's financial position or overall trends in results of operations. However, were an unfavorable ruling to occur in any specific period, there exists the possibility of a material adverse impact on the results of operations of that period. Management believes, given the Company's current liquidity and cash and investments balances, that even an adverse judgment would not have a material impact on cash and investments or liquidity.

   The Company's future results of operations and the other forward-looking statements contained in this outlook--in particular the statements regarding the number of computers using Intel processors, costs, gross margin, capital spending, depreciation and amortization, research and development, marketing and general and administrative expenses, the tax rate, the conversion to the Euro, the year 2000 issue, the FTC investigation and pending legal proceedings--involve a number of risks and uncertainties. In addition to the factors discussed above, among the other factors that could cause actual results to differ materially are the following: changes in end user demand due to usage of the Internet; changes in customer order patterns, including changes in customer and channel inventory levels and changes due to year 2000 issues; competitive factors such as rival chip architectures and manufacturing technologies, competing software-compatible microprocessors and acceptance of new products in specific market segments; pricing pressures; development and timing of the introduction of compelling software applications; execution of the manufacturing ramp, including the transition to the 0.18-micron process technology; the ability to grow new businesses and successfully integrate and operate any acquired businesses; unanticipated costs or other adverse effects associated with processors and other products containing errata (deviations from published specifications); impact on the Company's business due to internal systems or systems of suppliers, infrastructure providers and other third parties adversely affected by year 2000 problems; claims due to year 2000 issues allegedly related to the Company's products or year 2000 remediation efforts; and litigation involving anti-trust, intellectual property, consumer and other issues.

   Intel believes that it has the product offerings, facilities, personnel, and competitive and financial resources for continued business success, but future revenues, costs, margins and profits are all influenced by a number of factors, including those discussed above, all of which are inherently difficult to forecast.

FINANCIAL INFORMATION BY QUARTER (UNAUDITED)


(IN MILLIONS-EXCEPT
  PER SHARE AMOUNTS)
1998 FOR QUARTER ENDED                         DECEMBER 26          SEPTEMBER 26            JUNE 27             MARCH 28
------------------------------------------------------------------------------------------------------------------------
Net revenues                                        $7,614               $6,731              $5,927               $6,001
Cost of sales                                       $3,176               $3,192              $3,027               $2,749
Net income (A)                                      $2,064               $1,559              $1,172               $1,273
Basic earnings per share                            $  .62               $  .46              $  .35               $  .39
Diluted earnings per share                          $  .59               $  .44              $  .33               $  .36
Dividends per share (B)
                          Declared                  $    -               $ .035              $    -               $ .015
                              Paid                  $ .020               $ .015              $ .015               $ .015
Market price range
  Common Stock (C)
                              High                  $62.50               $45.72              $42.41               $47.09
                               Low                  $39.22               $35.59              $32.97               $35.13
Market price range
  Step-Up Warrants (C)
                              High                  $    -               $    -              $    -               $36.56
                               Low                  $    -               $    -              $    -               $24.73


(IN MILLIONS-EXCEPT
 PER SHARE AMOUNTS)
1997 FOR QUARTER ENDED                         DECEMBER 27          SEPTEMBER 27            JUNE 28             MARCH 29
------------------------------------------------------------------------------------------------------------------------
Net revenues                                        $6,507                $6,155             $5,960               $6,448
Cost of sales                                       $2,691                $2,604             $2,343               $2,307
Net income                                          $1,743                $1,574             $1,645               $1,983
Basic earnings per share                            $  .53                $  .48             $  .50               $  .61
Diluted earnings per share                          $  .49                $  .44             $  .46               $  .55
Dividends per share (B)
                          Declared                 $ .0150               $ .0150             $.0150               $.0125
                              Paid                 $ .0150               $ .0150             $.0125               $.0125
Market price range
  Common Stock (C)
                              High                  $47.69                $50.25             $42.33               $41.19
                               Low                  $34.56                $34.77             $32.63               $32.59
Market price range
  Step-Up Warrants (C)
                              High                  $37.34                $39.94             $32.08               $31.31
                               Low                  $24.19                $24.78             $22.66               $22.53


(A) NET INCOME FOR THE FIRST QUARTER OF 1998 REFLECTED A $165 MILLION CHARGE FOR PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT RELATED TO THE ACQUISITION OF CHIPS AND TECHNOLOGIES, INC.

(B) AS OF THE SECOND QUARTER OF 1998, THE COMPANY ADOPTED A NEW DIVIDEND DECLARATION SCHEDULE WHICH RESULTS IN THE BOARD OF DIRECTORS CONSIDERING TWO DIVIDEND DECLARATIONS IN THE FIRST AND THIRD QUARTERS OF THE YEAR AND NO DECLARATIONS IN THE SECOND AND FOURTH QUARTERS. A DIVIDEND WAS PAID IN EACH QUARTER OF 1998. INTEL PLANS TO CONTINUE ITS DIVIDEND PROGRAM. HOWEVER, DIVIDENDS ARE DEPENDENT ON FUTURE EARNINGS, CAPITAL REQUIREMENTS AND FINANCIAL CONDITION.

(C) INTEL'S COMMON STOCK (SYMBOL INTC) TRADES ON THE NASDAQ STOCK MARKET* AND IS QUOTED IN THE WALL STREET JOURNAL AND OTHER NEWSPAPERS. INTEL'S 1998 STEP-UP WARRANTS TRADED ON THE NASDAQ STOCK MARKET PRIOR TO THEIR MARCH 1998 EXPIRATION. INTEL'S COMMON STOCK ALSO TRADES ON THE SWISS EXCHANGE. AT DECEMBER 26, 1998, THERE WERE APPROXIMATELY 203,000 REGISTERED HOLDERS OF COMMON STOCK. ALL STOCK AND WARRANT PRICES ARE CLOSING PRICES PER THE NASDAQ STOCK MARKET AS ADJUSTED FOR STOCK SPLITS.

  *    All other brands and names are the property of their respective owners.

GRAPHICS APPENDIX LIST*
FOR PAGES 30 AND 31

* In this Appendix, the following descriptions of graphs on pages 30 and 31 of the Company's 1998 Annual Report to Stockholders that are omitted from the EDGAR text are more specific with respect to the actual amounts and percentages than can be determined from the graphs themselves.

The Company submits such more specific descriptions only for the purpose of complying with EDGAR requirements for transmitting this Annual Report on Form 10-K; such more specific descriptions are not intended in any way to provide information that is additional to that otherwise provided in the 1998 Annual Report to Stockholders.


REVENUES AND INCOME
(Dollars in billions)                       1996              1997             1998
                                            ----              ----             ----
Net revenue                                 20.8              25.1             26.3
Net income                                   5.2               6.9              6.1


COSTS AND EXPENSES
(Percent of revenues)                       1996              1997             1998
                                            ----              ----             ----
Cost of sales                                44%               40%              46%
R&D                                           9%                9%              10%
Marketing and G&A                            11%               12%              12%
(Total)                                      64%               61%              68%


OTHER INCOME AND EXPENSE
(Dollars in millions)                       1996              1997              1998
                                            ----              ----              ----
Interest income & other                      406               799               792
Interest expense                              25                27                34


CASH AND INVESTMENTS
(Dollars in billions)                       1997              1998
                                            ----              ----
Cash & cash equivalents                      4.1               2.0
Short-term investments                       5.6               5.3
Long-term investments                        1.8               5.4
