Form 10-K, Exhibit 13
period 1999-12-25
INTEL CORP
filed 2000-03-23
CIK 50863

                                                                    EXHIBIT - 13

                               Financial summary

Ten years ended December 25, 1999


                                           Net                                                                        Weighted
       (In       Employees          investment                                                        Additions        average
 millions-     at Year-end        in property,                       Long-term          Stock-     to property,        diluted
    except             (in             plant &          Total       debt & put        holders'          plant &         shares
employees)      thousands)           equipment         assets         warrants          equity     equipment/A/    outstanding
----------     -----------        -------------       --------      ----------        --------     ------------    -----------
1999                70.2              $11,715          $43,849         $1,085          $32,535          $3,403         3,470
1998                64.5              $11,609          $31,471         $  903          $23,377          $4,032         3,517
1997                63.7              $10,666          $28,880         $2,489          $19,295          $4,501         3,590
1996                48.5              $ 8,487          $23,735         $1,003          $16,872          $3,024         3,551
1995                41.6              $ 7,471          $17,504         $1,125          $12,140          $3,550         3,536
1994                32.6              $ 5,367          $13,816         $1,136          $ 9,267          $2,441         3,496
1993                29.5              $ 3,996          $11,344         $1,114          $ 7,500          $1,933         3,528
1992                25.8              $ 2,816          $ 8,089         $  622          $ 5,445          $1,228         3,436
1991                24.6              $ 2,163          $ 6,292         $  503          $ 4,418          $  948         3,344
1990                23.9              $ 1,658          $ 5,376         $  345          $ 3,592          $  680         3,247

                                                     Amortization
        In                                            of goodwill
millions -                                                & other                              Basic
    except                             Research      acquisition-                           earnings      Diluted      Dividends
 per share         Net   Cost of       & devel-           related    Operating      Net          per     earnings   declared per
  amounts)    revenues     sales /B/   opment /C/     intangibles       income   income        share    per share      per share
----------    --------   ----------    ----------    ------------    ---------   ------     --------    ---------   ------------
1999          $29,389    $11,836         $3,111         $411           $9,767    $7,314       $2.20       $2.11          $.110
1998          $26,273    $12,088         $2,509         $ 56           $8,379    $6,068       $1.82       $1.73          $.050
1997          $25,070    $ 9,945         $2,347           --           $9,887    $6,945       $2.12       $1.93          $.058
1996          $20,847    $ 9,164         $1,808           --           $7,553    $5,157       $1.57       $1.45          $.048
1995          $16,202    $ 7,811         $1,296           --           $5,252    $3,566       $1.08       $1.01          $.038
1994          $11,521    $ 5,576         $1,111           --           $3,387    $2,288       $ .69       $ .65          $.029
1993          $ 8,782    $ 3,252         $  970           --           $3,392    $2,295       $ .69       $ .65          $.025
1992          $ 5,844    $ 2,557         $  780           --           $1,490    $1,067       $ .32       $ .31          $.013
1991          $ 4,779    $ 2,316         $  618           --           $1,080    $  819       $ .25       $ .24             --
1990          $ 3,921    $ 1,930         $  517           --           $  858    $  650       $ .21       $ .20             --

Share and per share amounts shown have been adjusted for stock splits through 1999.

/A/ Additions to property, plant and equipment in 1998 include $475 million for capital assets acquired from Digital Equipment Corporation.
/B/ Cost of sales for 1998 reflects the reclassification of amortization of goodwill and other acquisition-related intangibles to a separate line item. /C/ Research and development excludes in-process research and development of
    $392 million and $165 million for 1999 and 1998, respectively.

                       Consolidated statements of income

Three years ended December 25, 1999
(In millions--except per share amounts)

                                                                     1999                      1998                    1997
                                                                   -------                   -------                 -------
Net revenues                                                       $29,389                   $26,273                 $25,070
                                                                   -------                   -------                 -------
Cost of sales                                                       11,836                    12,088                   9,945
Research and development                                             3,111                     2,509                   2,347
Marketing, general and administrative                                3,872                     3,076                   2,891
Amortization of goodwill and other acquisition-related
 intangibles                                                           411                        56                       -
Purchased in-process research and
 development                                                           392                       165                       -
                                                                   -------                   -------                 -------
Operating costs and expenses                                        19,622                    17,894                  15,183
                                                                   -------                   -------                 -------
Operating income                                                     9,767                     8,379                   9,887
Interest expense                                                       (36)                      (34)                    (27)
Interest income and other, net                                       1,497                       792                     799
                                                                   -------                   -------                 -------
Income before taxes                                                 11,228                     9,137                  10,659
Provision for taxes                                                  3,914                     3,069                   3,714
                                                                   -------                   -------                 -------
Net income                                                          $7,314                    $6,068                  $6,945
                                                                   =======                   =======                 =======
Basic earnings per common share                                     $ 2.20                    $ 1.82                  $ 2.12
                                                                   =======                   =======                 =======
Diluted earnings per common share                                   $ 2.11                    $ 1.73                  $ 1.93
                                                                   =======                   =======                 =======

Weighted average common shares
 outstanding                                                         3,324                     3,336                   3,271
                                                                   =======                   =======                 =======
Weighted average common shares
 outstanding, assuming dilution                                      3,470                     3,517                   3,590
                                                                   =======                   =======                 =======


See accompanying notes.

                          Consolidated balance sheets

December 25, 1999 and December 26, 1998
(In millions--except per share amounts)

                                                                         1999                  1998
                                                                     --------              --------
Assets
Current assets:
  Cash and cash equivalents                                          $ 3,695                $ 2,038
  Short-term investments                                               7,705                  5,272
  Trading assets                                                         388                    316
  Accounts receivable, net of allowance for
    doubtful accounts of $67 ($62 in 1998)                             3,700                  3,527
  Inventories                                                          1,478                  1,582
  Deferred tax assets                                                    673                    618
  Other current assets                                                   180                    122
                                                                     -------               --------
Total current assets                                                  17,819                 13,475
                                                                     -------               --------
Property, plant and equipment:
  Land and buildings                                                   7,246                  6,297
  Machinery and equipment                                             14,851                 13,149
  Construction in progress                                             1,460                  1,622
                                                                     -------                -------
                                                                      23,557                 21,068
  Less accumulated depreciation                                       11,842                  9,459
                                                                     -------                -------
Property, plant and equipment, net                                    11,715                 11,609
                                                                     -------                -------
Marketable strategic equity securities                                 7,121                  1,757
Other long-term investments                                              790                  3,608
Goodwill and other acquisition-related intangibles                     4,934                    111
Other assets                                                           1,470                    911
                                                                     -------                -------
  Total assets                                                       $43,849                $31,471
                                                                     =======                =======

Liabilities and stockholders' equity
Current liabilities:
  Short-term debt                                                    $   230                $   159
  Accounts payable                                                     1,370                  1,244
  Accrued compensation and benefits                                    1,454                  1,285
  Deferred income on shipments to distributors                           609                    606
  Accrued advertising                                                    582                    458
  Other accrued liabilities                                            1,159                  1,094
  Income taxes payable                                                 1,695                    958
                                                                     -------                -------
Total current liabilities                                              7,099                  5,804
                                                                     -------                -------
Long-term debt                                                           955                    702
Deferred tax liabilities                                               3,130                  1,387
Put warrants                                                             130                    201
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $0.001 par value, 50 shares
    authorized; none issued                                               --                     --
  Common stock, $0.001 par value, 4,500 shares
    authorized; 3,334 issued and outstanding (3,315
    in 1998) and capital in excess of par value                        7,316                  4,822
  Retained earnings                                                   21,428                 17,952
  Accumulated other comprehensive income                               3,791                    603
                                                                     -------                -------
Total stockholders' equity                                            32,535                 23,377
                                                                     -------                 -------
  Total liabilities and stockholders' equity                         $43,849                $31,471
                                                                     =======                =======

See accompanying notes.

                     Consolidated statements of cash flows

Three years ended December 25, 1999

(In millions)                                               1999                      1998                     1997
                                                          --------                  --------                 --------
Cash and cash equivalents,
  beginning of year                                        $ 2,038                 $   4,102                  $  4,165
                                                           -------                 ---------                  --------
Cash flows provided by (used for)
    operating activities:
Net income                                                   7,314                     6,068                    6,945
Adjustments to reconcile net income to
  net cash provided by (used for)
  operating activities:
   Depreciation                                              3,186                     2,807                    2,192
   Amortization of goodwill and other
     acquisition-related intangibles                           411                        56                       --

   Purchased in-process research and
     development                                               392                       165                       --
   Gains on sales of marketable
     strategic equity securities                              (883)                     (185)                     (106)
   Net loss on retirements of
     property, plant and equipment                             193                       282                       130
   Deferred taxes                                             (219)                       77                         6
   Changes in assets and liabilities:
     Accounts receivable                                       153                       (38)                      285
     Inventories                                               169                       167                      (404)
     Accounts payable                                           79                      (180)                      438
     Accrued compensation and benefits                         127                        17                       140
     Income taxes payable                                      726                      (211)                      179
     Tax benefit from employee stock
       plans                                                   506                       415                       224
     Other assets and liabilities                             (819)                     (249)                      (21)
                                                           -------                 ---------                  --------
            Total adjustments                                4,021                     3,123                     3,063
                                                           -------                 ---------                  --------
Net cash provided by operating activities                   11,335                     9,191                    10,008
                                                           -------                 ---------                  --------
Cash flows provided by (used for)
    investing activities:
     Additions to property, plant and
       equipment                                            (3,403)                   (3,557)                   (4,501)
     Acquisitions, net of cash acquired                     (2,979)                     (906)                       --
     Purchases of available-for-sale
       investments                                          (7,055)                  (10,925)                   (9,224)
     Sales of available-for-sale
       investments                                             831                       201                       153
     Maturities and other changes in
       available-for-sale investments                        7,156                     8,681                     6,713
                                                           -------                 ---------                  --------
Net cash used for investing activities                      (5,450)                   (6,506)                   (6,859)
                                                           -------                 ---------                  --------
Cash flows provided by (used for)
  financing activities:
    Increase (decrease) in short-term
      debt, net                                                 69                       (83)                     (177)
    Additions to long-term debt                                118                       169                       172
    Retirement of long-term debt                                --                        --                      (300)
    Proceeds from sales of shares through
      employee stock plans and other                           543                       507                       317
    Proceeds from exercise of 1998
      step-up warrants                                          --                     1,620                        40
    Proceeds from sales of put warrants                         20                        40                       288
  Repurchase and retirement of
   common stock                                             (4,612)                   (6,785)                   (3,372)
  Payment of dividends to
   stockholders                                               (366)                     (217)                     (180)
                                                           -------                 ---------                  --------
Net cash used for financing activities                      (4,228)                   (4,749)                   (3,212)
                                                           -------                 ---------                  --------
Net increase (decrease) in cash and cash
   equivalents                                               1,657                    (2,064)                      (63)
                                                           -------                 ---------                  --------
Cash and cash equivalents, end of year                     $ 3,695                 $   2,038                  $  4,102
                                                           =======                 =========                  ========
Supplemental disclosures of cash flow
   information:
Cash paid during the year for:
   Interest                                               $     40                 $     40                   $    37
   Income taxes                                           $  2,899                 $  2,784                   $ 3,305

See accompanying notes.

                          Consolidated statements of
                             stockholders' equity

                                                              Common stock
                                                          and capital in excess
                                                              of par value
                                                          ---------------------
                                                                                                       Accumulated
Three years ended December 25, 1999                                                                       other
(In millions - except per share                           Number of                      Retained     comprehensive
amounts)                                                     shares        Amount        earnings        income            Total
                                                          ---------       -------        -------      -------------       --------
Balance at December 28, 1996                               3,283          $ 2,897        $13,853         $  122           $16,872

Components of comprehensive income:
 Net income                                                   --               --          6,945             --             6,945
 Change in unrealized gain on
    available-for-sale investments, net of tax                --               --             --            (64)              (64)
                                                                                                                           ------
      Total comprehensive income                                                                                            6,881
                                                                                                                           ------
Proceeds from sales of shares
  through employee stock plans,
  tax benefit of $224 and other                               61              581             (1)            --               580
Proceeds from sales of put warrants                           --              288             --             --               288
Reclassification of put warrant
  obligation, net                                             --             (144)        (1,622)            --            (1,766)
Repurchase and retirement of
  common stock                                               (88)            (311)        (3,061)            --            (3,372)
Cash dividends declared
  ($0.058 per share)                                          --               --           (188)            --              (188)
                                                           -----            -----         -------         -----            ------
Balance at December 27, 1997                               3,256            3,311         15,926             58            19,295

Components of comprehensive income:
    Net income                                                --               --          6,068             --             6,068
    Change in unrealized gain on
      available-for-sale investments,
      net of tax                                              --               --             --            545               545
                                                                                                                           ------
      Total comprehensive income                                                                                            6,613
                                                                                                                           ------
Proceeds from sales of shares
  through employee stock plans,
  tax benefit of $415 and other                               66              922             --             --               922
Proceeds from exercise of 1998
  step-up warrants                                           155            1,620             --             --             1,620
Proceeds from sales of put warrants                           --               40             --             --                40
Reclassification of put warrant
  obligation, net                                             --               53            588             --               641
Repurchase and retirement of
  common stock                                              (162)          (1,124)        (4,462)            --            (5,586)
Cash dividends declared
  ($0.050 per share)                                          --               --           (168)            --              (168)
                                                           -----            -----         -------         -----            ------
Balance at December 26, 1998                               3,315            4,822         17,952            603            23,377

Components of comprehensive income:
    Net income                                                --               --          7,314             --             7,314
    Change in unrealized gain on
      available-for-sale investments, net of tax              --               --             --          3,188             3,188
                                                                                                                           ------
      Total comprehensive income                                                                                           10,502
                                                                                                                           ------
Proceeds from sales of shares
  through employee stock plans,
  tax benefit of $506 and other                               56            1,049             --             --             1,049
Proceeds from sales of put warrants                           --               20             --             --                20
Reclassification of put warrant
  obligation, net                                             --                7             64             --                71
Repurchase and retirement of
  common stock                                               (71)          (1,076)        (3,536)            --            (4,612)
Issuance of common stock in
  connection with Level One Communications
  acquisition                                                 34            1,963             --             --             1,963
Stock options assumed in connection
  with acquisitions                                           --              531             --             --               531
Cash dividends declared
  ($0.110 per share)                                          --               --           (366)            --              (366)
                                                           -----           ------        -------         ------           -------
Balance at December 25, 1999                               3,334          $ 7,316        $21,428         $3,791           $32,535
                                                           =====          =======        =======         ======           =======

See accompanying notes.

                   Notes to consolidated financial statements

Accounting policies

   Fiscal year. Intel Corporation has a fiscal year that ends the last Saturday in December. Fiscal years 1999, 1998 and 1997, each 52-week years, ended on December 25, 26 and 27, respectively. Periodically, there will be a 53-week year. The next 53-week year will end on December 30, 2000.

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

   Investments. Highly liquid debt securities with insignificant interest rate risk and with original maturities of three months or less are classified as cash and cash equivalents. Debt securities with original maturities greater than three months and remaining maturities less than one year are classified as short-term investments. Debt securities with remaining maturities greater than one year are classified as other long-term investments. The company's policy is to protect the value of its fixed income investment portfolio and to minimize principal risk by earning returns based on current interest rates.

   The company enters into certain equity investments for the promotion of business and strategic objectives, and typically does not attempt to reduce or eliminate the inherent market risks on these investments. The marketable portion of these strategic investments is classified separately as marketable strategic equity securities. The non-marketable equity and other investments are included in other assets.

   A substantial majority of the company's marketable investments are classified as available-for-sale as of the balance sheet date and are reported at fair value, with unrealized gains and losses, net of tax, recorded in stockholders' equity. The cost of securities sold is based on the specific identification method. Realized gains or losses and declines in value, if any, judged to be other than temporary on available-for-sale securities are reported in other income or expense. Non-marketable investments are recorded at the lower of cost or market.

   Trading assets. The company maintains its trading asset portfolio to generate returns that offset changes in certain liabilities related to deferred compensation arrangements. The trading assets consist of marketable equity instruments and are stated at fair value. Both realized and unrealized gains and losses are included in other income or expense and generally offset the change in the deferred compensation liability, which is also included in other income or expense. Net gains on the trading asset portfolio were $44 million, $66 million and $37 million in 1999, 1998 and 1997, respectively. The deferred compensation liabilities amounted to $384 million and $287 million in 1999 and 1998, respectively, and are included in other accrued liabilities on the consolidated balance sheets.

   Fair values of financial instruments. Fair values of cash and cash equivalents approximate cost due to the short period of time to maturity. Fair values of short-term investments, trading assets, marketable strategic equity securities, other long-term investments, non-marketable investments, short-term debt, long-term debt, swaps, currency forward contracts and options hedging marketable instruments are based on quoted market prices or pricing models using current market rates. For certain non-marketable equity securities, fair value is estimated based on prices recently paid for shares in that company. No consideration is given to liquidity issues in valuing the debt and investments. The estimated fair values are not necessarily representative of the amounts that the company could realize in a current transaction.

   Derivative financial instruments. The company utilizes derivative financial instruments to reduce financial market risks. These instruments are used to hedge foreign currency, interest rate and certain equity market exposures of underlying assets, liabilities and other obligations. The company also uses derivatives to create synthetic instruments, for example, buying and selling put and call options on the same underlying security, to generate money market like returns with a similar level of risk. The company does not use derivative financial instruments for speculative or trading purposes. The company's accounting policies for these instruments are based on whether they meet the company's criteria for designation as hedging transactions. The criteria the company uses for designating an instrument as a hedge include the instrument's effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. Gains and losses on currency forward contracts, and options that are designated and effective as hedges of anticipated transactions, for which a firm commitment has been attained, are deferred and recognized in income in the same period that the underlying transactions are settled. Gains and losses on currency forward contracts, options, and swaps that are designated and effective as hedges of existing transactions are recognized in income in the same period as losses and gains on the underlying transactions are recognized and generally offset. Gains and losses on any instruments not meeting the above criteria are recognized in income in the current period. If an underlying hedged transaction is terminated earlier than initially anticipated, the offsetting gain or loss on the related derivative instrument would be recognized in income in the same period. Subsequent gains or losses on the related derivative instrument would be recognized in income in each period until the instrument matures, is terminated or is sold. Income or expense on swaps is accrued as an adjustment to the yield of the related investments or debt they hedge.

   Inventories. Inventories are stated at the lower of cost or market. Cost is computed on a currently adjusted standard basis (which approximates actual cost on a current average or first-in, first-out basis). Inventories at fiscal year-ends were as follows:

(In millions)                                      1999               1998
--------------------------------------------------------------------------
Raw materials                                     $  183            $  206
Work in process                                      755               795
Finished goods                                       540               581
                                                  ------            ------
Total                                             $1,478            $1,582
                                                  ======            ======

  Property, plant and equipment. Property, plant and equipment are stated at cost. Depreciation is computed for financial reporting purposes principally using the straight-line method over the following estimated useful lives: machinery and equipment, 2-4 years; buildings, 4-40 years.

  Goodwill and other acquisition-related intangibles. Goodwill is recorded when the consideration paid for acquisitions exceeds the fair value of net tangible and intangible assets acquired. Goodwill and other acquisition-related intangibles are amortized on a straight-line basis over the periods indicated below. Reviews are regularly performed to determine whether facts or circumstances exist which indicate that the carrying values of assets are impaired. The company assesses the recoverability of its assets by comparing the projected undiscounted net cash flows associated with those assets against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. No impairment has been indicated to date.

  Net goodwill and other acquisition-related intangibles at fiscal year-ends were as follows:

                            Life in
(In millions)                Years          1999             1998
-----------------------------------------------------------------
Goodwill                    2-6            $4,124            $ 52
Developed technology        3-6               612              33
Other intangibles           2-6               198              26
                                           ------            ----
                                           $4,934            $111
                                           ======            ====

  Other intangibles include items such as trademarks, workforce-in-place and customer lists. The total balances presented above are net of total accumulated amortization of $471 million and $60 million at December 25, 1999 and December 26, 1998, respectively.

  Amortization of goodwill and other acquisition-related intangibles of $411 million for 1999 consisted of $307 million of amortization of goodwill and $104 million of amortization of other acquisition-related intangibles, a majority of which was related to developed technology.

  Revenue recognition. The company generally recognizes net revenues upon the transfer of title. However, certain of the company's sales are made to distributors under agreements allowing price protection and/or right of return on merchandise unsold by the distributors. Because of frequent sales price reductions and rapid technological obsolescence in the industry, Intel defers recognition of revenues on shipments to distributors until the merchandise is sold by the distributors.

  Advertising. Cooperative advertising obligations are accrued and the costs expensed at the same time the related revenues are recognized. All other advertising costs are expensed as incurred. Advertising expense was $1.7 billion, $1.3 billion and $1.2 billion in 1999, 1998 and 1997, respectively.

  Interest. Interest as well as gains and losses related to contractual agreements to hedge certain investment positions and debt (see "Derivative financial instruments") are recorded as net interest income or expense. Interest expense capitalized as a component of construction costs was $5 million, $6 million and $9 million for 1999, 1998 and 1997, respectively.

  Earnings per share. The shares used in the computation of the company's basic and diluted earnings per common share are reconciled as follows:


    (In millions)                                                1999               1998            1997
    --------------------------------------------------------------------------------------------------------
    Weighted average common shares outstanding                  3,324               3,336            3,271
    Dilutive effect of:
      Employee stock options                                      145                 159              204
      Convertible notes                                             1                  --               --
      1998 step-up warrants                                        --                  22              115
                                                                -----               -----            -----
    Weighted average common shares
      outstanding, assuming dilution                            3,470               3,517            3,590
                                                                =====               =====            =====

  Weighted average common shares outstanding, assuming dilution, includes the incremental shares that would be issued upon the assumed exercise of stock options, as well as the assumed conversion of the convertible notes and the incremental shares for the step-up warrants. Put warrants outstanding had no dilutive effect on diluted earnings per common share for the periods presented. For the three year period ended December 25, 1999, certain of the company's stock options were excluded from the calculation of diluted earnings per share because they were antidilutive, but these options could be dilutive in the future. Net income for the purpose of computing diluted earnings per common share is not materially affected by the assumed conversion of the convertible notes. (See "Long-term debt" under "Borrowings.")

  Stock distribution. On April 11, 1999, the company effected a two-for-one stock split in the form of a special stock distribution to stockholders of record as of March 23, 1999. On July 13, 1997, the company effected a two-for-one stock split in the form of a special stock distribution to stockholders of record as of June 10, 1997. All share, per share, common stock, stock option and warrant amounts herein have been restated to reflect the effects of these splits.

  Reclassifications. Certain amounts reported in previous years have been reclassified to conform to the 1999 presentation.

  Recent accounting pronouncements. The company intends to adopt Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as of the beginning of its fiscal year 2001. The standard will require the company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The change in a derivative's fair value related to the ineffective portion of a hedge, if any, will be immediately recognized in earnings. The effect of adopting the standard is currently being evaluated but is not expected to have a material effect on the company's financial position or overall trends in results of operations.

Common stock

  Stock repurchase program. The company has an ongoing authorization, as amended, from the Board of Directors to repurchase up to 760 million shares of Intel's common stock in open market or negotiated transactions. During 1999, the company repurchased 71.3 million shares of common stock at a cost of $4.6 billion. As of December 25, 1999, the company had repurchased and retired approximately 659.9 million shares at a cost of $18.2 billion since the program began in 1990. As of December 25, 1999, after allowing for 2 million shares to cover outstanding put warrants, 98.1 million shares remained available under the repurchase authorization.

  1998 step-up warrants. In 1993, the company issued 160 million 1998 step-up warrants to purchase 160 million shares of common stock. The warrants became exercisable in May 1993. Between December 27, 1997 and March 14, 1998, approximately 155 million warrants were exercised and shares of common stock were issued for proceeds of $1.6 billion. The expiration date of these warrants was March 14, 1998.

Put warrants

  In a series of private placements from 1991 through 1999, the company sold put warrants that entitle the holder of each warrant to sell to the company, by physical delivery, one share of common stock at a specified price. Activity during the past three years is summarized as follows:


                                                                                     Put warrants
                                                                                      outstanding
                                                                             -----------------------------
                                                            Cumulative
                                                                   net       Number of           Potential
(In millions)                                         premium received        warrants          obligation
 ---------------------------------                   -----------------        ---------         ----------
December 28, 1996                                           $335                18.0               $   275
Sales                                                        288                92.6                 3,525
Expirations                                                  --                (58.0)               (1,759)
                                                       ---------            --------              --------
December 27, 1997                                            623                52.6                 2,041
Sales                                                         40                15.0                   588
Exercises                                                      -               (30.0)               (1,199)
Expirations                                                    -               (32.6)               (1,229)
                                                       ---------            --------              --------
December 26, 1998                                            663                 5.0                   201
Sales                                                         20                 4.0                   261
Expirations                                                   --                (7.0)                 (332)
                                                       ---------            --------             ---------
December 25, 1999                                           $683                 2.0              $    130
                                                       =========            ========             =========

  The amount related to Intel's potential repurchase obligation has been reclassified from stockholders' equity to put warrants. The 2 million put warrants outstanding at December 25, 1999 expired unexercised in January 2000 and had an average exercise price of $65 per share.

Borrowings

  Short-term debt. Non-interest-bearing short-term debt at fiscal year-ends was as follows:

(In millions)                                  1999                                  1998
-----------------------------------------------------------------------------------------
Borrowed under
  lines of credit                              $ --                                   $ 10
Drafts payable                                  230                                    149
                                               ----                                   ----
Total                                          $230                                   $159
                                               ====                                   ====

  The company also borrows under commercial paper programs. Maximum borrowings under commercial paper programs reached $200 million during 1999 and $325 million during 1998. This debt is rated A-1+ by Standard and Poor's and P-1 by Moody's.

  Long-term debt. Long-term debt at fiscal year-ends was as follows:

(In millions)                                                                             1999           1998
-------------------------------------------------------------------------------------------------------------
Payable in U.S. dollars:
  Puerto Rico bonds due 2013 at 3.9%-4.25%                                                $110           $110
  Convertible subordinated notes due 2004 at 4%                                            210              -
  Other U.S. dollar debt                                                                     6              5
Payable in other currencies:
  Irish punt due 2001-2027 at 4%-13%                                                       583            541
  Other non-U.S. dollar debt                                                                46             46
                                                                                          ----           ----
Total                                                                                     $955           $702
                                                                                          ====           ====

  The company has guaranteed repayment of principal and interest on bonds issued by the Puerto Rico Industrial, Tourist, Educational, Medical and Environmental Control Facilities Financing Authority. The bonds are adjustable and redeemable at the option of either the company or the bondholder every five years through 2013 and are next adjustable and redeemable in 2003.

  During 1999, the company assumed 4% convertible subordinated notes with a principal amount of $115 million as a result of the Level One Communications, Inc. acquisition (see "Acquisitions"). The value assigned to the notes was approximately $212 million, based upon the assumed conversion price at the date of acquisition. Amortization of the premium substantially offsets the interest expense on the notes. The notes are convertible into common stock of the company at a conversion price of $31.01 per share. After September 2000, the notes are redeemable at the option of the company.

  The Irish punt borrowings were made in connection with the financing of manufacturing facilities in Ireland, and Intel has invested the proceeds in Irish punt denominated instruments of similar maturity to hedge foreign currency and interest rate exposures.

  Under shelf registration statements filed with the Securities and Exchange Commission, Intel may issue up to $1.4 billion of additional securities in the form of common stock, preferred stock, depositary shares, debt securities and warrants to purchase the company's or other issuers' common stock, preferred stock and debt securities, and, subject to certain limits, stock index warrants and foreign currency exchange units.

  As of December 25, 1999, aggregate debt maturities were as follows: 2001-$62 million; 2002-$21 million; 2003-$134 million; 2004-$236 million; and thereafter- $502 million.

Available-for-sale investments

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

  Investments with maturities of greater than six months consist primarily of A and A2 or better rated financial instruments and counterparties. Investments with maturities of up to six months consist primarily of A-1 and P-1 or better rated financial instruments and counterparties. Foreign government regulations imposed upon investment alternatives of foreign subsidiaries, or the absence of A and A2 rated counterparties in certain countries, result in some minor exceptions. Intel's practice is to obtain and secure available collateral from counterparties against obligations whenever Intel deems appropriate. At December 25, 1999, investments were placed with approximately 175 different counterparties.

  Available-for-sale investments at December 25, 1999 were as follows:

                                                                                  Gross           Gross         Estimated
                                                                             unrealized      unrealized              fair
(In millions)                                              Cost                   gains          losses             value
--------------------------------------------------------------------------------------------------------------------------
U.S. government securities                              $ 2,746              $   --              $  (5)            $ 2,741
Commercial paper                                          2,971                  --                 (2)              2,969
Floating rate notes                                       2,152                  --                 (4)              2,148
Bank time deposits                                        2,022                  --                 (3)              2,019
Corporate bonds                                             865                  49                 (9)                905
Loan participations                                         625                  --                 --                 625
Fixed rate notes                                            275                  --                 (1)                274
Securities of foreign
  governments                                                59                  --                 --                  59
Other debt securities                                        33                  --                 (1)                 32
                                                       --------            --------           --------            --------
  Total debt securities                                  11,748                  49                (25)             11,772
                                                       --------            --------           --------            --------
Marketable strategic equity securities                    1,277               5,882                (38)              7,121
Preferred stock and other equity                            121                  --                 --                 121
                                                       --------            --------           --------            --------
  Total equity securities                                 1,398               5,882                (38)              7,242
                                                       --------            --------           --------            --------
Swaps hedging
  investments in
  debt securities                                            --                  12                (50)                (38)
Currency forward
  contracts hedging
  investments in
  debt securities                                            --                   2                 --                   2
                                                       --------            --------           --------            --------
Total available-for-sale
  investments                                            13,146               5,945               (113)             18,978
Less amounts classified
  as cash equivalents                                    (3,362)                 --                 --              (3,362)
                                                       --------            --------           --------            --------
                                                        $ 9,784              $5,945              $(113)            $15,616
                                                       ========            ========           ========            ========

Available-for-sale investments at December 26, 1998 were as follows:

                                                                                Gross           Gross         Estimated
                                                                           unrealized      unrealized              fair
(In millions)                                              Cost                 gains          losses             value
---------------------------------------------------------------------------------------------------------------------------
U.S. government securities                              $ 2,824              $   --              $ (11)            $ 2,813
Commercial paper                                          2,694                   5                 (2)              2,697
Floating rate notes                                       1,273                   2                 (2)              1,273
Corporate bonds                                           1,153                  51                (17)              1,187
Bank time deposits                                        1,135                   1                 (1)              1,135
Loan participations                                         625                  --                 --                 625
Repurchase agreements                                       124                  --                 --                 124
Securities of foreign
  governments                                                36                   1                 (1)                 36
Other debt securities                                       160                  --                 --                 160
                                                       --------            --------           --------            --------
  Total debt securities                                  10,024                  60                (34)             10,050
                                                       --------            --------           --------            --------
Hedged equity                                               100                  --                 (2)                 98
Marketable strategic equity securities                      822                 979                (44)              1,757
Preferred stock and other equity                            140                   1                 --                 141
                                                       --------            --------           --------            --------
  Total equity securities                                 1,062                 980                (46)              1,996
                                                       --------            --------           --------            --------
Options creating synthetic
  money market instruments                                  474                  --                 --                 474
Swaps hedging
  investments in
  debt securities                                            --                  19                (52)                (33)
Swaps hedging
  investments in
  equity securities                                          --                   2                 --                   2
Currency forward
  contracts hedging
  investments in
  debt securities                                            --                   2                 (4)                 (2)
                                                       --------            --------           --------            --------
Total available-for-sale
  investments                                            11,560               1,063               (136)             12,487
Less amounts classified
  as cash equivalents                                    (1,850)                 --                 --              (1,850)
                                                       --------            --------           --------            --------
                                                        $ 9,710              $1,063              $(136)            $10,637
                                                       ========            ========           ========            ========

  Available-for-sale securities with a fair value at the date of sale of $1 billion, $227 million and $153 million were sold in 1999, 1998 and 1997, respectively. The gross realized gains on these sales totaled $883 million, $185 million and $106 million, respectively.

  The amortized cost and estimated fair value of investments in debt securities at December 25, 1999, by contractual maturity, were as follows:

                                                                                                Estimated
                                                                                                     fair
(In millions)                                                                      Cost             value
------------------------------------------------------------------------------------------------------------
Due in 1 year or less                                                             $11,031           $11,054
Due in 1-2 years                                                                      192               194
Due in 2-5 years                                                                       58                58
Due after 5 years                                                                     467               466
                                                                                 --------          --------
Total investments in debt securities                                              $11,748           $11,772
                                                                                 ========          ========

Derivative financial instruments

  Outstanding notional amounts for derivative financial instruments at fiscal year-ends were as follows:


(In millions)                                                                        1999             1998
-----------------------------------------------------------------------------------------------------------
Swaps hedging investments in debt securities                                       $2,002            $2,526
Swaps hedging investments in equity securities                                     $   --            $  100
Swaps hedging debt                                                                 $  156            $  156
Currency forward contracts                                                         $  845            $  830
Options creating synthetic money
  market instruments                                                               $   --            $2,086

  While the contract or notional amounts provide one measure of the volume of these transactions, they do not represent the amount of the company's exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which a counterparty's obligations exceed the obligations of Intel with that counterparty. The company controls credit risk through credit approvals, limits and monitoring procedures. Credit rating criteria for derivative financial instruments are similar to those for investments.

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

  Weighted average pay and receive rates, average maturities and range of maturities on swaps at December 25, 1999 were as follows:

                                                                    Weighted
                                             Weighted                average               Weighted
                                              average                receive                average               Range of
                                             pay rate                   rate               maturity             maturities
----------------------------------------------------------------------------------------------------------------------------
Swaps hedging
  investments
  in U.S. dollar
  debt securities                                  6.0%                   6.0%             1.0 years             0-4 years
Swaps hedging
  investments
  in foreign currency
  debt securities                                  5.6%                   5.7%             1.6 years             0-4 years
Swaps hedging debt                                 5.5%                   5.7%             3.8 years             1-4 years

Note: Pay and receive rates are based on the reset rates that were in effect at December 25, 1999.

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

Fair values of financial instruments

  The estimated fair values of financial instruments outstanding at fiscal year-ends were as follows:

                                                               1999                                  1998
                                                 ----------------------------------    ----------------------------------
                                                  Carrying             Estimated         Carrying                Estimated
(In millions)                                       amount            fair value           amount               fair value
-----------------------------------------------------------------------------------------------------------------------------
Cash and
  cash equivalents                               $3,695                $ 3,695                 $2,038                 $2,038
Short-term investments                           $7,740                $ 7,740                 $4,821                 $4,821
Trading assets                                   $  388                $   388                 $  316                 $  316
Marketable strategic
  equity securities                              $7,121                $ 7,121                 $1,757                 $1,757
Other long-term
  investments                                    $  791                $   791                 $3,618                 $3,618
Non-marketable
  instruments                                    $1,177                $ 3,410                 $  571                 $  716
Options creating
  synthetic money
  market instruments                             $   --                $    --                 $  474                 $  474
Swaps hedging
  investments in
  debt securities                                $  (38)               $   (38)                $  (33)                $  (33)
Swaps hedging
  investments in
  equity securities                              $   --                $    --                 $    2                 $    2
Short-term debt                                  $ (230)               $  (230)                $ (159)                $ (159)
Long-term debt                                   $ (955)               $(1,046)                $ (702)                $ (696)
Swaps hedging debt                               $   --                $    (5)                $   --                 $    1
Currency forward
  contracts                                      $    1                $    --                 $   (1)                $   (1)

Concentrations of credit risk

  Financial instruments that potentially subject the company to concentrations of credit risk consist principally of investments and trade receivables. Intel places its investments with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to any one counterparty based on Intel's analysis of that counterparty's relative credit standing. A majority of the company's trade receivables are derived from sales to manufacturers of computer systems, with the remainder spread across various other industries. The company's five largest customers accounted for approximately 44% of net revenues for 1999. At December 25, 1999, these customers accounted for approximately 35% of net accounts receivable.

  The company endeavors to keep pace with the evolving computer and Internet-related industries, and has adopted credit policies and standards intended to accommodate industry growth and inherent risk. Management believes that credit risks are moderated by the diversity of its end customers and geographic sales areas. Intel performs ongoing credit evaluations of its customers' financial condition and requires collateral or other credit support as deemed necessary.

Interest income and other

(In millions)                                                                     1999            1998            1997
------------------------------------------------------------------------------------------------------------------------
Interest income                                                                 $  618             $593            $562
Gains on sales of marketable strategic equity
  securities                                                                       883              185             106
Foreign currency gains (losses), net                                                (1)              11              63
Other income (expense), net                                                         (3)               3              68
                                                                                ------            -----           -----
Total                                                                           $1,497             $792            $799
                                                                                ======            =====           =====

Comprehensive income

  The components of other comprehensive income and related tax effects were as follows:

(In millions)                                                                      1999             1998            1997
-------------------------------------------------------------------------------------------------------------------------
Gains on investments during the year, net of tax of $(2,026), $(357)
  and $(4) in 1999, 1998 and 1997, respectively                                   $3,762           $ 665           $   5
Less: adjustment for gains realized and included in net income, net of tax
  of $309, $65 and $37 in 1999, 1998 and 1997, respectively                         (574)           (120)            (69)
                                                                                   -----           -----           -----
Other comprehensive income                                                        $3,188           $ 545           $ (64)
                                                                                  ======           =====           =====

  Accumulated other comprehensive income presented in the accompanying consolidated balance sheets consists of the accumulated net unrealized gain on available-for-sale investments.

  Provision for taxes

  Income before taxes and the provision for taxes consisted of the following:

(In millions)                                                                  1999               1998           1997
-----------------------------------------------------------------------------------------------------------------------
Income before taxes:
  U.S.                                                                         $ 7,239           $6,677         $ 8,033
  Foreign                                                                        3,989            2,460           2,626
                                                                               -------           ------         -------
Total income before taxes                                                      $11,228           $9,137         $10,659
                                                                               =======           ======         =======
Provision for taxes:
Federal:
  Current                                                                      $ 3,356           $2,321         $ 2,930
  Deferred                                                                        (162)             145              30
                                                                               -------           ------         -------
                                                                                 3,194            2,466           2,960
                                                                               -------           ------         -------
State:
  Current                                                                          393              320             384
Foreign:
  Current                                                                          384              351             394
  Deferred                                                                         (57)             (68)            (24)
                                                                               --------          -------        --------
                                                                                   327              283             370
                                                                               --------          -------        --------
Total provision for taxes                                                      $ 3,914           $3,069         $ 3,714
                                                                               =======           ======         =======
Effective tax rate                                                                34.9%            33.6%           34.8%
                                                                               =======           ======         =======

  The tax benefit associated with dispositions from employee stock plans reduced taxes currently payable for 1999 by $506 million ($415 million and $224 million for 1998 and 1997, respectively).

  The provision for taxes reconciles to the amount computed by applying the statutory federal rate of 35% to income before taxes as follows:

(In millions)                                                                     1999           1998           1997
----------------------------------------------------------------------------------------------------------------------
Computed expected tax                                                          $3,930          $3,198          $3,731
State taxes, net of federal benefits                                              255             208             249
Foreign income taxed at different rates                                          (239)           (339)           (111)
Non-deductible acquisition-related costs                                          274              74               -
Other                                                                            (306)            (72)           (155)
                                                                               ------          ------          ------
Provision for taxes                                                            $3,914          $3,069          $3,714
                                                                               ======          ======          ======

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

  Significant components of the company's deferred tax assets and liabilities at fiscal year-ends were as follows:

(In millions)                                                                          1999             1998
------------------------------------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS
Accrued compensation and benefits                                                   $   111           $   117
Accrued advertising                                                                      66                62
Deferred income                                                                         182               181
Inventory valuation and related reserves                                                 91               106
Interest and taxes                                                                       48                52
Other, net                                                                              175               100
                                                                                     ------            ------
                                                                                        673               618
DEFERRED TAX LIABILITIES
Depreciation                                                                          (703)             (911)
Acquired intangibles                                                                  (214)                -
Unremitted earnings of certain subsidiaries                                           (172)             (152)
Unrealized gain on investments                                                      (2,041)             (324)
                                                                                    ------            ------
                                                                                    (3,130)           (1,387)
                                                                                    ------            ------
Net deferred tax (liability)                                                       $(2,457)          $  (769)
                                                                                   ========          ========

  U.S. income taxes were not provided for on a cumulative total of approximately $2.2 billion of undistributed earnings for certain non-U.S. subsidiaries. The company intends to reinvest these earnings indefinitely in operations outside the United States.

  The years 1998 and 1997 are currently under examination by the Internal Revenue Service. Management believes that adequate amounts of tax and related interest and penalties, if any, have been provided for any adjustments that may result for these years.

Employee benefit plans

  Stock option plans. Intel has a stock option plan under which officers, key employees and non-employee directors may be granted options to purchase shares of the company's authorized but unissued common stock. The company also has a stock option plan under which stock options may be granted to employees other than officers and directors. The company's Executive Long-Term Stock Option Plan, under which certain key employees, including officers, have been granted stock options, terminated in September 1998. Although this termination will not affect options granted prior to this date, no further grants may be made under this plan. Under all of the plans, the option exercise price is equal to the fair market value of Intel common stock at the date of grant. During 1999, Intel also assumed the stock option plans and the outstanding options of certain acquired companies. No additional options will be granted under these assumed plans.

  Options granted by Intel currently expire no later than 10 years from the grant date and generally vest within 5 years. Proceeds received by the company from exercises are credited to common stock and capital in excess of par value. Additional information with respect to stock option plan activity was as follows:

                                                                    Outstanding options
                                                             ---------------------------
                                                                               Weighted
                                                     Share                      average
                                                 available           Number    exercise
(Shares in millions)                            for options       of shares       price
---------------------------------------------------------------------------------------
DECEMBER 28, 1996                                   130.6           337.8        $ 7.49
Additional shares reserved                          260.0              --            --
Grants                                              (63.0)           63.0        $36.23
Exercises                                              --           (47.2)       $ 3.06
Cancellations                                         8.8            (8.8)       $16.38
                                                     -----          -----
DECEMBER 27, 1997                                   336.4           344.8        $13.12
Grants                                              (48.0)           48.0        $38.35
Exercises                                              --           (63.0)       $ 4.59
Cancellations                                        17.3           (17.3)       $23.64
Lapsed under terminated plans                       (38.5)             --            --
                                                    ------          -----
DECEMBER 26, 1998                                   267.2           312.5        $18.13

Grants                                              (40.6)           40.6        $63.91
Options assumed in acquisitions                        --            12.8        $25.74
Exercises                                              --           (48.0)       $ 6.64
Cancellations                                        12.3           (12.3)       $32.85
                                                    -----           ------
DECEMBER 25, 1999                                   238.9           305.6        $25.73
                                                   ======           ======
Options exercisable at:
December 27, 1997                                                   115.2        $ 3.66
December 26, 1998                                                   103.8        $ 6.11
December 25, 1999                                                   103.2        $ 9.42

  The range of option exercise prices for options outstanding at December 25, 1999 was $0.15 to $84.97. The range of exercise prices for options is wide due primarily to the increasing price of the company's stock over the period in which the option grants were awarded, in addition to the impact of assumed options of acquired companies that had experienced even greater price appreciation.

  The following tables summarize information about options outstanding at December 25, 1999:

                                                              Outstanding options
                                    ------------------------------------------------------------------
                                                                      Weighted
                                                 Number of             average              Weighted
                                                  shares           contractual              average
                                                     (in                  life             exercise
Range of exercise prices                         millions)          (in years)                price
-----------------------------------------------------------------------------------------------------
$0.15-$7.58                                           59.6                 2.4               $ 4.28
$8.66-$15.09                                          62.9                 4.8               $10.46
$15.12-$37.45                                         91.4                 6.7               $25.61
$37.47-$84.97                                         91.7                 8.6               $50.28
                                               -----------
Total                                                305.6                 6.0               $25.73
                                               ===========

                                                                           Exercisable options
                                                                   ----------------------------
                                                                   Number of           Weighted
                                                                      shares            average
                                                                         (in           exercise
Range of exercise prices                                           millions)              price
------------------------------------------------------------------------------------------------
$0.15-$7.58                                                             59.2             $ 4.29
$8.66-$15.09                                                            28.4             $ 9.11
$15.12-$37.45                                                           12.3             $25.87
$37.47-$84.97                                                            3.3             $43.04
                                                                      ------
Total                                                                  103.2             $ 9.42
                                                                      ======

  These options will expire if not exercised at specific dates through December 2009. Option exercise prices for options exercised during the three-year period ended December 25, 1999 ranged from $0.15 to $61.41.

  Stock Participation Plan. Under this plan, eligible employees may purchase shares of Intel's common stock at 85% of fair market value at specific, predetermined dates. Of the 472 million shares authorized to be issued under the plan, 74.3 million shares remained available for issuance at December 25, 1999. Employees purchased 5.4 million shares in 1999 (6.3 million in 1998 and 9.0 million in 1997) for $241 million ($229 million and $191 million in 1998 and 1997, respectively).

  Pro forma information. The company has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation," requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of the company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the company's financial statements.
  Pro forma information regarding net income and earnings per share is required by SFAS No. 123. This information is required to be determined as if the company had accounted for its employee stock options (including shares issued under the Stock Participation Plan, collectively called "options") granted subsequent to December 31, 1994 under the fair value method of that statement. The fair value of options granted in 1999, 1998 and 1997 reported below has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

Employee stock options                                       1999                1998                1997
-----------------------------------------------------------------------------------------------------------
Expected life (in years)                                       6.5                 6.5                6.5
Risk-free interest rate                                        5.2%                5.3%               6.6%
Volatility                                                     .38                 .36                .36
Dividend yield                                                  .2%                 .2%                .1%



Stock Participation Plan shares                              1999                1998                1997
-----------------------------------------------------------------------------------------------------------
Expected life (in years)                                        .5                  .5                 .5
Risk-free interest rate                                        4.9%                5.2%               5.3%
Volatility                                                     .45                 .42                .40
Dividend yield                                                  .2%                 .2%                .1%

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options. The weighted average estimated fair value of employee stock options granted during 1999, 1998 and 1997 was $29.53, $17.91 and $17.67 per share, respectively, excluding options assumed through acquired companies. The weighted average estimated fair value of shares granted under the Stock Participation Plan during 1999, 1998 and 1997 was $19.81, $10.92 and $11.04, respectively.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The company's pro forma information follows:

(In millions - except per share amounts)                    1999         1998          1997
--------------------------------------------------------------------------------------------
Pro forma net income                                     $ 6,860      $ 5,755       $ 6,735
Pro forma basic earnings per share                       $  2.06      $  1.73       $  2.06
Pro forma diluted earnings per share                     $  1.98      $  1.66       $  1.88

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

  The company expensed $294 million for the Qualified Plans and the Non-Qualified Plan in 1999 ($291 million in 1998 and $273 million in 1997). The company expects to fund approximately $333 million for the 1999 contribution to the Qualified Plans and to allocate approximately $9 million for the Non-Qualified Plan, including the utilization of amounts expensed in prior years. A remaining accrual of approximately $157 million carried forward from prior years is expected to be contributed to these plans when allowable under IRS regulations and plan rules.

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

Acquisitions

  During 1999 and 1998, the company completed a number of acquisitions that were accounted for using the purchase method of accounting.

  In February 1999, the company acquired Shiva Corporation in a cash transaction. Shiva's products include remote access and virtual private networking solutions for the small to medium enterprise market segment and the remote access needs of campuses and branch offices.

  In July 1999, the company acquired privately held Softcom Microsystems, Inc. in a cash transaction. Softcom develops and markets semiconductor products for original equipment manufacturers in the networking and communications market segments. Softcom's high-performance components are designed for networking gear (access devices, routers and switches) used to direct voice and data across the Internet as well as traditional enterprise networks.

  In July 1999, the company acquired Dialogic Corporation in a cash transaction. The acquisition is aimed at expanding the company's standard high-volume server business in the networking and telecommunications market segments. Dialogic designs, manufactures and markets computer hardware and software enabling technology for computer telephony systems.

  In August 1999, the company acquired Level One Communications in a stock-for-stock transaction. Approximately 34 million shares of Intel common stock were issued in connection with the purchase. In addition, Intel assumed Level One Communications' convertible debt with a fair value of approximately $212 million. Level One Communications provides silicon connectivity solutions for high-speed telecommunications and networking applications.

  In September 1999, the company acquired privately held NetBoost Corporation in a cash transaction. NetBoost develops and markets hardware and software solutions for communications equipment suppliers and independent software vendors in the networking and communications market segments.

  In October 1999, the company acquired privately held IPivot, Inc. in a cash transaction. IPivot designs and manufactures Internet commerce equipment that manages large volumes of Internet traffic more securely and efficiently.

  In November 1999, the company acquired DSP Communications, Inc. in a cash transaction. DSP Communications is a leading supplier of solutions for digital cellular communications products, including chipsets, reference designs, software and other key technologies for lightweight wireless handsets.

  In January 1998, the company acquired Chips and Technologies, Inc. in a cash transaction. Chips and Technologies was a supplier of graphics accelerator chips for mobile computing products.

  In May 1998, the company purchased the semiconductor operations of Digital Equipment Corporation. Assets acquired consisted primarily of property, plant and equipment. Following the completion of the purchase, lawsuits between the companies that had been pending since 1997 were dismissed with prejudice.

  For 1999 and 1998, $392 million and $165 million, respectively, were allocated to purchased in-process research and development, and expensed upon acquisition of the above companies, because the technological feasibility of products under development had not been established and no future alternative uses existed.

  These purchase transactions are further described below:


                                                  Purchased
                                                 in-process           Goodwill &
                                                 research &           identified               Form of
(in millions)               Consideration       development          intangibles         consideration
------------------------------------------------------------------------------------------------------
1999

Shiva                            $  132              $ --               $   99      Cash and options
                                                                                      assumed

Softcom                          $  149              $  9               $  139      Cash and options
                                                                                      assumed

Dialogic                         $  732              $ 83               $  614      Cash and options
                                                                                      assumed
Level One
 Communications                  $2,137              $231               $2,007      Common stock and
                                                                                      options assumed

NetBoost                         $  215              $ 10               $  205      Cash and options
                                                                                      assumed

IPivot                           $  496              $ --               $  505      Cash and options
                                                                                      assumed
DSP
  Communications                 $1,599              $ 59               $1,491      Cash and options
                                                                                      assumed

1998
Chips and
  Technologies                   $  337              $165               $  126      Cash and options
                                                                                      assumed
Semiconductor
  operations of
  Digital                        $  585              $ --               $   32      Cash

  Consideration includes the cash paid, less any cash acquired; the value of stock issued and options assumed; and excludes any debt assumed.

  In addition to the transactions described above, Intel purchased other businesses in smaller transactions. The charge for purchased in-process research and development related to these other acquisitions was not significant. The total amount allocated to goodwill and identified intangibles for these transactions was $175 million, which represents a substantial majority of the consideration for these transactions.

  The consolidated financial statements include the operating results of acquired businesses from the dates of acquisition. The operating results of Softcom, Level One Communications and NetBoost have been included in the Network Communications Group operating segment. The operating results of Shiva, Dialogic and IPivot have been included in the Communications Products Group operating segment. The operating results of DSP Communications have been included in the Wireless Communications and Computing Group operating segment. All of these groups are part of the "all other" category for segment reporting purposes. The operating results of Chips and Technologies have been included in the Intel Architecture Business Group operating segment.

  The unaudited pro forma information below assumes that companies acquired in 1999 and 1998 had been acquired at the beginning of 1998 and includes the effect of amortization of goodwill and identified intangibles from that date. The impact of charges for purchased in-process research and development has been excluded. This is presented for informational purposes only and is not necessarily indicative of the results of future operations or results that would have been achieved had the acquisitions taken place at the beginning of 1998.

(in millions, except per share amounts--unaudited)                                                 1999              1998
----------------------------------------------------------------------------------------------------------------------------
   Net revenues                                                                                  $29,894           $27,101
   Net income                                                                                    $ 6,948           $ 5,218
   Basic earnings per common share                                                               $  2.08           $  1.55
   Diluted earnings per common share                                                             $  1.99           $  1.46

Commitments

  The company leases a portion of its capital equipment and certain of its facilities under operating leases that expire at various dates through 2010. Rental expense was $71 million in 1999, $64 million in 1998 and $69 million in 1997. Minimum rental commitments under all non-cancelable leases with an initial term in excess of one year are payable as follows: 2000-$68 million; 2001-$57 million; 2002-$53 million; 2003-$41 million; 2004-$32 million; 2005 and beyond $77 million. Commitments for construction or purchase of property, plant and equipment approximated $2.5 billion at December 25, 1999. In connection with certain manufacturing arrangements, Intel had minimum purchase commitments of approximately $59 million at December 25, 1999 for flash memory.

Contingencies

  In November 1997, Intergraph Corporation filed suit in Federal District Court in Alabama for patent infringement and generally alleging that Intel attempted to coerce Intergraph into relinquishing certain patent rights. The suit alleges that Intel infringes five Intergraph microprocessor-related patents, and includes alleged violations of antitrust laws and various state law claims. The suit seeks injunctive relief, damages and prejudgment interest, and further alleges that Intel's infringement is willful and that any damages awarded should be trebled. Intergraph's expert witness has claimed that Intergraph is entitled to damages of approximately $2.2 billion for Intel's alleged patent infringement, $500 million for the alleged antitrust violations and an undetermined amount for the alleged state law violations. Intel has also counterclaimed that the Intergraph patents are invalid and further alleges infringement of seven Intel patents, breach of contract and misappropriation of trade secrets. In October 1999, the court reconsidered an earlier adverse ruling and granted Intel's motion for summary judgment that the Intergraph patents are licensed to Intel, and dismissed all of Intergraph's patent infringement claims with prejudice. Intergraph has appealed this ruling. In November 1999, the Court of Appeals for the Federal Circuit reversed the District Court's April 1998 order requiring Intel to continue to deal with Intergraph on the same terms as it treats allegedly similarly situated customers with respect to confidential information and products supply. The company disputes Intergraph's remaining antitrust and state law claims, and intends to defend the lawsuit vigorously.

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

Operating segment and geographic information

  Intel designs, develops, manufactures and markets computer, networking and communications products at various levels of integration. The company is organized into five product-line operating segments: the Intel Architecture Business Group, the Wireless Communications and Computing Group (formed out of the former Computing Enhancement Group), the Communications Products Group (formed during 1999), the Network Communications Group and the New Business Group. Each group has a vice president who reports directly to the Chief Executive Officer (CEO). The CEO allocates resources to each group using information on their revenues and operating profits before interest and taxes. The CEO has been identified as the Chief Operating Decision Maker.

  The Intel Architecture Business Group's products include microprocessors and related board-level products based on the P6 microarchitecture (including the Pentium(R) III, Intel(R) Celeron(TM) and Pentium(R) III Xeon(TM) processors). Sales of microprocessors and related board-level products based on the P6 microarchitecture represented a substantial majority of the company's 1999 revenues and gross margin. As a result of a reorganization during 1999, the Intel Architecture Business Group's products also include chipsets. The Wireless Communications and Computing Group's products are component-level hardware and software for digital cellular communications, including flash memory, low-power processors and digital signal processors. The Communications Products Group's products consist of system-level hardware, software and support services for e-Business data centers and communications access solutions. The Network Communications Group's products include communications silicon components and embedded control chips (formerly included in the Computing Enhancement Group) for networking and communications applications. The New Business Group provides e-Commerce data center services as well as products such as connected peripherals and security access software. Intel's products in all operating groups are sold directly to original equipment manufacturers, retail and industrial distributors, and resellers throughout the world.

  In addition to these operating segments, the sales and marketing, manufacturing, finance and administration groups also report to the CEO. Expenses of these groups are allocated to the operating segments and are included in the operating results reported below. Certain corporate-level operating expenses (primarily the amount by which profit-dependent bonus expenses differ from a targeted level recorded by the operating segments) and reserves for deferred income on shipments to distributors are not allocated to operating segments and are included in "all other" in the reconciliation of operating profits reported below.

  Although the company has five operating segments, only the Intel Architecture Business Group is a reportable segment. Intel had previously shown two reportable segments; however, as a result of a reorganization during 1999, no segment other than the Intel Architecture Business Group now represents 10% or more of revenues or operating profit. Information for prior periods has been reclassified. Intel does not identify or allocate assets by operating segment, and does not allocate depreciation as such to the operating segments, nor does the CEO evaluate groups on these criteria. Operating segments do not record intersegment revenues, and, accordingly, there are none to be reported. Intel does not allocate interest and other income, interest expense or taxes to operating segments. The accounting policies for segment reporting are the same as for the company as a whole (see "Accounting policies"), except that operating segments recognize revenues upon shipment to distributors, and changes in the reserves for deferred income on these shipments are recorded at the corporate level only.

  Information on reportable segments for the three years ended December 25, 1999 is as follows:

(In millions)                                                                  1999               1998               1997
-------------------------------------------------------------------------------------------------------------------------------
INTEL ARCHITECTURE BUSINESS GROUP
Revenues                                                                         $25,274            $23,853             $22,606
Operating profit                                                                 $11,356            $ 9,413             $11,132

ALL OTHER
Revenues                                                                         $ 4,115            $ 2,420             $ 2,464
Operating loss                                                                   $(1,589)           $(1,034)            $(1,245)

TOTAL
Revenues                                                                         $29,389            $26,273             $25,070
Operating profit                                                                 $ 9,767            $ 8,379             $ 9,887

  In 1999, two customers each accounted for 13% of the company's revenues. In 1998, one customer accounted for 13% of the company's revenues and another accounted for 11%. In 1997, one customer accounted for 12% of the company's revenues. A substantial majority of the sales to these customers were Intel Architecture Business Group products.

  Geographic revenue information for the three years ended December 25, 1999 is based on the location of the selling entity. Property, plant and equipment information is based on the physical location of the assets at the end of each of the fiscal years.

  Revenues from unaffiliated customers by geographic region were as follows:

(In millions)                                                          1999                1998                 1997
--------------------------------------------------------------------------------------------------------------------
United States                                                       $12,740             $11,663              $11,053
Europe                                                                7,798               7,452                6,774
Asia-Pacific                                                          6,704               5,309                4,754
Japan                                                                 2,147               1,849                2,489
                                                                    -------             -------              -------
Total revenues                                                      $29,389             $26,273              $25,070
                                                                    =======             =======              =======

 Net property, plant and equipment by country was as follows:

(In millions)                                                          1999                1998
-----------------------------------------------------------------------------------------------
United States                                                       $ 8,127             $ 8,076
Ireland                                                               1,312               1,287
Other foreign countries                                               2,276               2,246
                                                                    -------             -------
Total property, plant and equipment, net                            $11,715             $11,609
                                                                    =======             =======

Supplemental information (unaudited)

  Quarterly information for the two years ended December 25, 1999 is presented on page 37.

Report of Ernst & Young LLP, independent auditors

The Board of Directors
and Stockholders, Intel Corporation

  We have audited the accompanying consolidated balance sheets of Intel Corporation as of December 25, 1999 and December 26, 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 25, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intel Corporation at December 25, 1999 and December 26, 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 25, 1999, in conformity with accounting principles generally accepted in the United States.


                                           /s/ Ernst & Young LLP


San Jose, California
January 11, 2000

Management's discussion and analysis of financial condition and results of operations

Results of operations

  Intel posted record net revenues in 1999, for the 13th consecutive year, increasing by 12% from 1998, and by 5% from 1997 to 1998. Net revenues for the Intel Architecture Business Group operating segment increased by 6% from 1998, and by 5.5% from 1997 to 1998. The increases for the Intel Architecture Business Group for both periods were primarily due to higher unit volumes of microprocessors, partially offset by lower average selling prices for microprocessors. As a result of a change in the company's internal organization during 1999, the Intel Architecture Business Group is the only remaining reportable operating segment. Within the "all other" category for operating segment reporting, revenues from sales of flash memory and networking and communications products grew significantly from 1998 to 1999. From 1997 to 1998, sales of flash memory and embedded products declined while networking and communications products grew significantly.

  During 1999, sales of microprocessors and related board-level products based on the P6 microarchitecture (including the Intel(R) Celeron(TM), Pentium(R) III and Pentium(R) III Xeon(TM) processors), which are included in the Intel Architecture Business Group's operations, comprised a substantial majority of Intel's consolidated net revenues and gross margin. For 1998, these represented a majority of Intel's consolidated net revenues and a substantial majority of gross margin. Sales of the P6 microprocessors first became a significant portion of the company's revenues and gross margin in 1997. Sales of Pentium(R) family processors, including Pentium(R) processors with MMX(TM) technology, were not significant for 1999, but were a rapidly declining but still significant portion of the company's revenues and gross margin for 1998. During 1997, sales of Pentium family processors were a majority of the company's revenues and gross margin.

  Total cost of sales decreased by 2% from 1998 to 1999, primarily due to lower unit costs for microprocessors in 1999 for the Intel Architecture Business Group operating segment. These lower unit costs were partially offset by higher unit sales volume in 1999. The lower unit costs in 1999 were achieved primarily through redesigned microprocessor products with lower cost packaging, including packaging using fewer purchased components, as well as factory efficiencies and lower purchase prices on purchased components. Total cost of sales increased by 22% from 1997 to 1998, primarily due to microprocessor unit volume growth and additional costs associated with purchased components for the Single Edge Contact (SEC) cartridge housing the Pentium(R) II processor. The total gross margin percentage increased to 60% in 1999 from 54% in 1998, primarily due to lower unit costs in the Intel Architecture Business Group operating segment, partially offset by lower average selling prices. The gross margin percentage decreased to 54% in 1998 from 60% in 1997, primarily due to the increased costs in the Intel Architecture Business Group related to the SEC cartridge in the Pentium II processor and the lower average selling prices of processors in the first half of 1998 compared to the first half of 1997. See "Outlook" for a discussion of gross margin expectations.

  Excluding charges of $392 million for purchased in-process research and development (IPR&D) related to the current year's acquisitions and $165 million in 1998, research and development spending increased $602 million, or 24%, from 1998 to 1999, primarily due to increased spending on product development programs including product development of acquired companies. Research and development spending increased 7% from 1997 to 1998, primarily due to increased spending on development of microprocessor products. Marketing, general and administrative expenses increased $796 million, or 26%, from 1998 to 1999, primarily due to increases for the Intel Inside cooperative advertising program, merchandising spending relating to new product launches and profit-dependent bonus expenses. From 1997 to 1998, marketing, general and administrative expenses increased $185 million, or 6%, primarily due to the Intel Inside program and merchandising spending, partially offset by lower profit-dependent bonus expenses.

  The fair value of the IPR&D for each of the acquisitions was determined using the income approach, which discounts expected future cash flows from projects under development to their net present value. Each project was analyzed to determine the technological innovations included; the utilization of core technology; the complexity, cost and time to complete the remaining development efforts; any alternative future use or current technological feasibility; and the stage of completion. Future cash flows were estimated based on forecasted revenues and costs, taking into account the expected life cycles of the products and the underlying technology, relevant market sizes and industry trends.

  Discount rates were derived from a weighted average cost of capital analysis, adjusted to reflect the relative risks inherent in each entity's development process, including the probability of achieving technological success and market acceptance. The IPR&D charge includes the fair value of IPR&D completed. The fair value assigned to developed technology is included in identifiable intangible assets, and no value is assigned to IPR&D to be completed or to future development. Intel believes the amounts determined for IPR&D, as well as developed technology, are representative of fair value and do not exceed the amounts an independent party would pay for these projects. Failure to deliver new products to the market on a timely basis, or to achieve expected market acceptance or revenue and expense forecasts, could have a significant impact on the financial results and operations of the acquired businesses.

  The total charge for IPR&D for the Dialogic Corporation acquisition, completed in July 1999, was approximately $83 million. Dialogic designs, manufactures and markets computer hardware and software enabling technology for computer telephony systems. Twelve IPR&D projects were identified and valued, with two projects under the Springware and CT Server product groups accounting for 65% of the value assigned to IPR&D. Springware is a line of voice and intelligent network interface boards that provides signal processing features that can be reconfigured by developers for special applications. The next-generation Springware project was estimated to be approximately 60% complete, with estimated costs to complete of $3 million and an estimated completion date of the first quarter of 2000. The CT Server project is designed to converge voice, media and packet communications within enterprise or public networking systems by providing a single platform for telecommunications switching, media processing and other communications services. The CT Server project was estimated to be approximately 55% complete, with estimated costs to complete of $11.5 million. The estimated completion date for the CT Server project was originally the first quarter of 2000 but is now estimated to be the second quarter of 2000. Dialogic's other IPR&D projects ranged from 10% to 90% complete and averaged approximately 60% complete. Total estimated costs to complete all other projects were $17.5 million, with expected completion dates from the third quarter of 1999 through the third quarter of 2000. Projects expected to complete during 1999 completed on schedule. The average discount rates used were 22% for IPR&D projects and 14% for developed technology. Dialogic's weighted average cost of capital was 17%.

  The total charge for IPR&D for the Level One Communications, Inc. acquisition, completed in August 1999, was approximately $231 million. Level One Communications provides silicon connectivity, switching and access solutions for high-speed telecommunications and networking applications. Eight IPR&D projects were identified and valued, with each project representing from 5% to 18% of the total IPR&D value for this acquisition. Current Level One Communications products provide silicon connectivity, local area network (LAN) switching and wide area network (WAN) access solutions for high-speed telecommunications and networking applications. In-process projects include transceivers, routers and switch chipsets using current and emerging technologies for the networking and telecommunications markets. These projects ranged from 39% to 86% complete, with total remaining costs to complete of $19.1 million. Expected project completion dates ranged from the third quarter of 1999 through the third quarter of 2000, and projects expected to complete during 1999 completed on schedule. The discount rates used were 30% for IPR&D projects and 20% for developed technology. Level One Communications' weighted average cost of capital was 23%.

  The total charge for IPR&D for the DSP Communications,Inc. acquisition, completed in November 1999, was approximately $59 million. DSP Communications develops and supplies form-fit reference designs, chipsets and software for mobile telephone manufacturers. Four IPR&D projects were identified and valued, with each project representing from 9% to 31% of the total IPR&D value. The in-process projects are enhancements of DSP Communications' existing digital cellular chipsets, new third-generation chipsets and new products designed for use in other emerging wireless personal communications services. These projects ranged from 10% to 90% complete, with expected project completion dates from 2000 to 2003, and total remaining costs to complete of $13 million. The average discount rates used for DSP Communications were 20% for IPR&D projects and 11% for developed technology. DSP Communications' weighted average cost of capital was 17%.

  In the first quarter of 1998, the company purchased Chips and Technologies, Inc. and recorded a charge for IPR&D of $165 million. Chips and Technologies had a product line of mobile graphics controllers based on 2D and video graphics technologies. Their major development activities included new technologies for embedded memory and 3D graphics. Other development projects included improvements to the existing 2D and video technologies and several other new business product lines. The discount rates applied were 15% for developed technology and 20% for IPR&D projects, compared to an estimated weighted average cost of capital of approximately 10%. Costs to complete all of the in-process projects were estimated to be $30 million. Approximately 70% of the estimated IPR&D was attributable to the embedded memory technology and the 3D technology that were expected to be used together and separately in products under development. Development of the first in a series of mobile graphics products using the embedded memory technology was estimated to be approximately 80% complete and was completed in August 1998. The 3D technology was at an earlier stage of development with a minimal amount of work completed at the time of the acquisition. Close to the time of the acquisition, Intel also began working with another company to license their 3D technology for a line of desktop graphics controllers. Subsequent to the acquisition, a decision was made that the mobile and desktop product lines should have compatible 3D technologies, and further development of the Chips and Technologies 3D technology was stopped. During 1999, Intel realigned its discrete graphics resources to focus on integrated graphics chipsets utilizing the core technology acquired from Chips and Technologies.

  Amortization of goodwill and other acquisition-related intangibles increased $355 million from 1998 to 1999, primarily due to the impact of acquisitions made in 1999, including Level One Communications, Dialogic, DSP Communications and IPivot, Inc. For 1999, a substantial majority of this amortization was included in the calculation of the operating loss for the "all other" category for segment reporting purposes.

  Interest expense increased $2 million from 1998 to 1999 due to higher average borrowing balances and lower interest capitalization. Interest and other income increased $705 million from 1998 to 1999, primarily due to higher realized gains on sales of equity investments. For 1998 compared to 1997, interest expense increased $7 million due to higher average borrowing balances and lower interest capitalization. Interest and other income was essentially unchanged for the same period, with higher realized gains on sales of equity securities and higher interest income offset by lower foreign currency gains.

  The company's effective income tax rate was 34.9% in 1999, 33.6% in 1998 and 34.8% in 1997. Excluding the impact of the non-deductible charges for IPR&D and the amortization of goodwill and other acquisition-related intangibles, the company's effective income tax rate was approximately 33% for both 1999 and 1998. Foreign income taxed at rates different from U.S. rates contributed to the lower tax rate in 1999 and 1998 compared to 1997, excluding the impact of acquisitions.

Financial condition

  The company's financial condition remains very strong. At December 25, 1999, total cash, trading assets and short- and long-term investments, excluding marketable strategic equity securities, totaled $13 billion, up from $11 billion at December 26, 1998. Cash provided by operating activities was $11 billion in 1999, compared to $9.2 billion and $10 billion in 1998 and 1997, respectively.

  The company used $5.5 billion in net cash for investing activities during 1999, compared to $6.5 billion during 1998 and $6.9 billion during 1997. Capital expenditures totaled $3.4 billion in 1999, as the company continued to invest in property, plant and equipment, primarily for additional microprocessor manufacturing capacity and the transition of manufacturing technology. The company also paid $3 billion in cash for acquisitions, net of cash acquired, including the purchases of Shiva Corporation, Softcom Microsystems, Inc., Dialogic, NetBoost Corporation, IPivot and DSP Communications. In addition, the company issued approximately 34 million shares of common stock and assumed convertible debt valued at approximately $212 million in connection with the purchase of Level One Communications. Sales of available-for-sale investments provided $831 million in cash. The company also had committed approximately $2.5 billion for the purchase or construction of property, plant and equipment as of December 25, 1999. See "Outlook" for a discussion of capital expenditure expectations in 2000.

  Inventory levels in total decreased in 1999, with raw materials, work-in-process and finished goods inventory all contributing to the decrease. For 1999, the impact of the increase in revenues on the accounts receivable balance was offset by a decrease in the days sales outstanding. The company's five largest customers accounted for approximately 44% of net revenues for 1999. Two customers each accounted for 13% of revenues in 1999. One customer accounted for 13% of revenues and another accounted for 11% in 1998, and one customer accounted for 12% of revenues in 1997. At December 25, 1999, the five largest customers accounted for approximately 35% of net accounts receivable.

  The company used $4.2 billion for financing activities in 1999, compared to $4.7 billion and $3.2 billion in 1998 and 1997, respectively. The major financing applications of cash in 1999 were for the repurchase of 71.3 million shares of common stock for $4.6 billion and payment of dividends of $366 million. The major financing applications of cash in 1998 and 1997 were for stock repurchases totaling $6.8 billion and $3.4 billion, respectively; payments of dividends of $217 million and $180 million, respectively; and for 1997, a $300 million repayment under a private reverse repurchase arrangement. Financing sources of cash during 1999 were primarily $543 million in proceeds from the sale of shares mainly pursuant to employee stock plans ($507 million in 1998 and $317 million in 1997). Financing sources of cash during 1998 also included $1.6 billion in proceeds from the exercise of the 1998 step-up warrants ($40 million in 1997).

  As part of its authorized stock repurchase program, the company had outstanding put warrants at the end of 1999, with the potential obligation to buy back 2 million shares of its common stock at an aggregate price of $130 million. Subsequent to the year-end, these put warrants expired unexercised.

  At December 25, 1999, marketable strategic equity securities totaled $7.1 billion with approximately $5.8 billion in unrealized appreciation, an increase in total value of $5.3 billion compared to December 26, 1998 and an increase in unrealized appreciation of approximately $4.9 billion.

  Other sources of liquidity include authorized commercial paper borrowings of $700 million. The company also maintains the ability to issue an aggregate of approximately $1.4 billion in debt, equity and other securities under Securities and Exchange Commission shelf registration statements.

  The company believes that it has the financial resources needed to meet business requirements for the next 12 months, including potential future acquisitions or strategic investments, capital expenditures for the expansion or upgrading of worldwide manufacturing capacity, working capital requirements and the dividend program.

Financial market risks

  The company is exposed to financial market risks, including changes in interest rates, foreign currency exchange rates and marketable equity security prices. To mitigate these risks, the company utilizes derivative financial instruments. The company does not use derivative financial instruments for speculative or trading purposes. All of the potential changes noted below are based on sensitivity analyses performed on the company's financial positions at December 25, 1999. Actual results may differ materially.

  The primary objective of the company's investments in debt securities is to preserve principal while maximizing yields, without significantly increasing risk. To achieve this objective, the returns on a substantial majority of the company's marketable investments in long-term fixed rate debt securities are swapped to U.S. dollar LIBOR-based returns. The company considered the historical volatility of the three-month LIBOR rate experienced in the past year and determined that it was reasonably possible that an adverse change of 60 basis points, approximately 10% of the rate at the end of 1999, could be experienced in the near term. A hypothetical 60-basis-point increase in interest rates would result in an approximate $16 million decrease in the fair value of the company's investments in debt securities as of the end of 1999 ($30 million as of the end of 1998).

  The company hedges currency risks of investments denominated in foreign currencies with foreign currency borrowings, currency forward contracts and currency interest rate swaps. Gains and losses on these foreign currency investments would generally be offset by corresponding losses and gains on the related hedging instruments, resulting in negligible net exposure to the company.

  A substantial majority of the company's revenue, expense and capital purchasing activities are transacted in U.S. dollars. However, the company does enter into these transactions in other currencies, primarily Japanese yen and certain other Asian and European currencies. To protect against reductions in value and the volatility of future cash flows caused by changes in currency exchange rates, the company has established revenue, expense and balance sheet hedging programs. Currency forward contracts and currency options are utilized in these hedging programs. The company's hedging programs reduce, but do not always entirely eliminate, the impact of currency exchange rate movements. The company considered the historical trends in currency exchange rates and determined that it was reasonably possible that adverse changes in exchange rates of 20% for certain Asian currencies and 10% for all other currencies could be experienced in the near term. Such an adverse change would result in an adverse impact on income before taxes of less than $20 million as of the end of each of 1999 and 1998.

  The company is exposed to equity price risks on the marketable portion of its portfolio of strategic equity securities. The company typically does not attempt to reduce or eliminate its market exposure on these securities. These investments are generally in companies in the high-technology industry, and a substantial majority of the market value of the portfolio is in three sectors:
Internet, semiconductor and networking. As of December 25, 1999, five equity positions constituted approximately 49% of the market value of the portfolio, of which approximately $1.2 billion, or 17% of the market value of the portfolio, consisted of an investment in Micron Technology, Inc.

  The company analyzed the historical movements over the past several years of high-technology stock indices that the company considered appropriate. Based on the analysis, the company estimated that it was reasonably possible that the prices of the stocks in the company's portfolio could experience a 30% adverse change in the near term. Assuming a 30% adverse change, the company's marketable strategic equity securities would decrease in value by approximately $2.1 billion, based on the value of the portfolio as of December 25, 1999. Assuming the same 30% adverse change as of December 26, 1998, the company's marketable strategic equity securities would have decreased in value by approximately $525 million. The increase in the impact of the assumed adverse change from 1998 to 1999 reflects the increase in size of the portfolio, a significant portion of which represents unrealized appreciation. The portfolio's concentrations in specific companies or sectors may vary over time and may be different from the compositions of the indices analyzed, and these factors may affect the portfolio's price volatility. This estimate is not necessarily indicative of future performance, and actual results may differ materially.

Outlook

  This outlook section contains a number of forward-looking statements, all of which are based on current expectations. Actual results may differ materially. These statements do not reflect the potential impact of any mergers or acquisitions that had not closed as of the end of 1999.

  Intel's goal is to be the preeminent building block supplier to the worldwide Internet economy. The company's primary focus areas are the client platform, server platform, networking and communications, and solutions and services. The company's five product-line operating segments support these initiatives.

  Intel's strategy for client and server platforms is to introduce ever higher performance microprocessors and chipsets, tailored for the different market segments of the worldwide computing market, using a tiered branding approach. In line with this strategy, the company is seeking to develop higher performance microprocessors based on the P6 microarchitecture specifically for each computing segment: the Intel Celeron processor for the value segment; Pentium III processors for home and business applications, and for entry-level servers and workstations; and Pentium III Xeon processors for mid-range and high-end servers and workstations. During 2000, the company also expects to introduce processors for high-end servers based on the IA-64 architecture, under the Itanium(TM) brand. In addition, the client platform strategy includes providing low-power processors and flash memory for handheld wireless devices. The Intel Architecture Business Group operating segment supports the client and server platform initiatives. The Wireless Communications and Computing Group supports the handheld wireless device initiatives for the client platform.

  Intel plans to cultivate new businesses as well as continue to work with the computing industry to expand Internet capabilities and product offerings, and develop compelling software applications that can take advantage of higher performance microprocessors and chipsets, thus driving demand toward Intel's newer products in each computing market segment. The company may continue to take various steps, including reducing microprocessor prices at such times as it deems appropriate, in order to increase acceptance of its latest technology and to remain competitive within each relevant market segment.

  In the network and communications infrastructure area, Intel's strategy is to deliver both system-level communications products and component-level silicon building blocks for networking and communications systems for the home and small- and medium-sized businesses. Intel has made acquisitions and expects to make additional acquisitions to grow new networking and communications areas. Initiatives in these areas are supported by the Communications Products Group operating segment, focusing on system-level products, and the Network Communications Group, focusing on component-level products.

  Intel also intends to build new service businesses around the Internet. During 1999, the company launched Intel Online Services, which provides Web hosting and e-Commerce services for customers. Intel intends to deliver a consistent worldwide platform for developing and delivering e-Business solutions. The New Business Group operating segment supports the service business initiatives.

  Intel expects that the total number of computers using Intel's P6 microarchitecture processors and other semiconductor components sold worldwide will continue to grow in 2000. In addition, Intel expects to grow revenues in the networking, communications and wireless businesses by 50% or more in 2000. However, the company's financial results are substantially dependent on sales of microprocessors and related components by the Intel Architecture Business Group. Revenues are also a function of the mix of microprocessor types and speeds sold as well as the mix of related motherboards, purchased components and other semiconductor products, all of which are difficult to forecast. Because of the wide price difference among types of microprocessors, this mix affects the average price that Intel will realize and has a large impact on Intel's revenues. The company's expectations regarding growth in the computing industry worldwide are dependent in part on the growth in usage of the Internet and the expansion of Internet product offerings. The expectations are also subject to the impact of economic conditions in various geographic regions.

  Intel's expectations regarding growth in the networking, communications and wireless areas, as well as in new service businesses, are subject to the company's ability to acquire businesses as well as to integrate and operate them successfully, and to grow new businesses internally.

  Intel's current gross margin expectation for 2000 is 61% plus or minus a few points compared to 60% for 1999. The company's gross margin varies depending on the mix of types and speeds of processors sold as well as the mix of microprocessors and related motherboards and purchased components. The company has been implementing new packaging formats that have reduced costs on certain microprocessor products, and this is expected to be the primary driver of cost reductions for 2000 as the transition to the new packaging formats continues. The company also expects to have reduced costs due to continued productivity improvements on its existing manufacturing processes, including the new 0.18-micron manufacturing process. Various other factors--including unit volumes, yield issues associated with production at factories, ramp of new technologies, the reusability of factory equipment, excess or obsolete inventory, variations in inventory valuation and mix of shipments of other semiconductor and non-semiconductor products--will also continue to affect the amount of cost of sales and the variability of gross margin percentages.

  Intel's primary goal is to get its advanced technology to the marketplace, and at the same time increase gross margin dollars. The company's plans to grow in non-microprocessor areas, particularly those areas that have the potential to expand networking and communications capabilities, are intended to increase gross margin dollars but may lower the gross margin percentage. In addition, from time to time the company may forecast a range of gross margin percentages for the coming quarter. Actual results may differ from these estimates.

  The company has expanded its semiconductor manufacturing and assembly and test capacity over the last few years, and continues to plan capacity based on the assumed continued success of its strategy as well as the acceptance of its products in specific market segments. The company expects that capital spending will increase to approximately $5 billion in 2000 from $3.4 billion in 1999. The increase is primarily a result of expected spending related to the development of next-generation 0.13-micron process technology for both 300 millimeter and 200 millimeter manufacturing, in addition to increased spending on new fabrication facility construction and equipment purchases to add 0.18-micron capacity. If the market demand does not continue to grow and move rapidly toward higher performance products in the various market segments, revenues and gross margin may be affected, the capacity installed might be under-utilized and capital spending may be slowed. Revenues and gross margin may also be affected if the company does not add capacity fast enough to meet market demand. This spending plan is dependent upon expectations regarding production efficiencies and delivery times of various machinery and equipment, and construction schedules for new facilities. Depreciation for 2000 is expected to be approximately $3.4 billion, an increase of approximately $200 million from 1999. Most of this increase would be included in cost of sales and research and development spending. Amortization of goodwill and other acquisition-related intangibles is expected to be approximately $1.2 billion for 2000.

  The industry in which Intel operates is characterized by very short product life cycles, and the company's continued success is dependent on technological advances, including the development and implementation of new processes and new strategic products for specific market segments. Because Intel considers it imperative to maintain a strong research and development program, spending for research and development in 2000, excluding in-process research and development, is expected to increase to approximately $3.8 billion from $3.1 billion in 1999. The higher spending is driven primarily by the full-year impact of acquisitions and investments in new businesses as well as increased investment in Intel architecture-related businesses. The company intends to continue spending to promote its products and to increase the value of its product brands. Based on current forecasts, spending for marketing, general and administrative expenses is also expected to increase in 2000.

  The company currently expects its tax rate to be 31.7% for 2000, excluding the impact of costs related to prior and any future acquisitions. This estimate is based on current tax law, the current estimate of earnings and the expected distribution of income among various tax jurisdictions, and is subject to change.

  During 1998, Intel established a team to address the issues raised by the introduction of the Single European Currency, the Euro, on January 1, 1999. The team is continuing to work on the conversion issues during the transition period through January 1, 2002. Intel's internal systems that were affected by the initial introduction of the Euro were made Euro capable without material system modification costs. Further internal systems changes are being made during the three-year transition phase in preparation for the ending of bilateral rates in January 2002 and the ultimate withdrawal of the legacy currencies in July 2002. The costs of these changes are not expected to be material. The introduction of the Euro has not materially affected the company's foreign exchange and hedging activities, or the company's use of derivative instruments, and is not expected to result in any material increase in costs to the company. While Intel will continue to evaluate the impact of the ongoing Euro conversion over time, based on currently available information, management does not believe that the Euro conversion will have a material adverse impact on the company's financial condition or overall trends in results of operations.

  Intel established a comprehensive program to deal with issues related to the year 2000 computer programming problem. By the end of 1999, all of the company's internal systems categorized as critical, priority or important were determined to be year 2000 capable. To date, there have been no material problems caused by year 2000 issues related to the company's internal systems or non-performance of suppliers.

  Intel also established a program to assess the year 2000 capability of its products. The definition of "Year 2000 Capable" is available on Intel's Web site. To assist customers in evaluating their year 2000 issues, the company developed a Web-enabled database indicating the capability of Intel's current branded products and certain branded products no longer being produced. The capabilities of certain non-Intel branded products of certain subsidiaries are posted on the Web sites of those entities.

  All Intel processors and microcontrollers (embedded processors) are Year 2000 Capable, with the exception of two custom microcontroller products sold to a limited number of customers. However, the ability of a complete system to operate correctly depends on firmware (BIOS) capability and software design and integration, which for many end users includes firmware and software provided by companies other than Intel.

  Except as specifically provided in the limited warranties offered on certain of its current and some discontinued products, the company does not believe it is legally responsible for costs incurred by customers to ensure their year 2000 capability. Nevertheless, the company has incurred various costs to provide customer support and customer satisfaction services regarding year 2000 issues.

  The company currently expects that the total cost of these programs will be approximately $100 million. Approximately $96 million has been spent on the programs to date, of which approximately $54 million was incurred in 1999. Costs include estimated payroll costs for redeployed personnel and the costs of consultants, software and hardware upgrades, and dedicated program offices.

  No significant internal systems projects were deferred due to year 2000 program efforts. The installation schedule of certain new software and hardware was accelerated to solve year 2000 capability issues, for which related costs were estimated to be an additional amount of approximately $15 million. These estimated costs do not include any potential costs related to customer or other claims.

  Based on currently available information, management does not believe that the year 2000 matters discussed above will have a material adverse impact on the company's financial condition or overall trends in results of operations.

  The company is currently party to various legal proceedings. Although litigation is subject to inherent uncertainties, management, including internal counsel, does not believe that the ultimate outcome of these legal proceedings will have a material adverse effect on the company's financial position or overall trends in results of operations. However, were an unfavorable ruling to occur in any specific period, there exists the possibility of a material adverse impact on the results of operations of that period. Management believes, given the company's current liquidity and cash and investment balances, that even an adverse judgment would not have a material impact on cash and investments or liquidity.

  The company's future results of operations and the other forward-looking statements contained in this outlook--in particular the statements regarding expected product introductions, expectations regarding additional acquisitions, intentions regarding building new service businesses around the Internet, the number of computers using Intel processors, gross margin and cost savings, capital spending, depreciation and amortization, research and development, marketing and general and administrative expenses, the tax rate, the conversion to the Euro, the year 2000 issue and pending legal proceedings--involve a number of risks and uncertainties. In addition to the factors discussed above, among the other factors that could cause actual results to differ materially are the following: changes in end user demand due to usage of the Internet; changes in customer order patterns; competitive factors such as rival chip architectures and manufacturing technologies, competing software-compatible microprocessors and acceptance of new products in specific market segments; pricing pressures; development and timing of the introduction of compelling software applications; execution of the manufacturing ramp, including the transition to the 0.18-micron process technology; the ability to grow new networking, communications, wireless and other Internet-related businesses and successfully integrate and operate any acquired businesses; unanticipated costs or other adverse effects associated with processors and other products containing errata (deviations from published specifications); impact on the company's business by year 2000 problems and claims; and litigation involving antitrust, intellectual property, consumer and other issues.

  Intel believes that it has the product offerings, facilities, personnel, and competitive and financial resources for continued business success, but future revenues, costs, margins and profits are all influenced by a number of factors, including those discussed above, all of which are inherently difficult to forecast.

                  Financial information by quarter (unaudited)

(In millions-except per share amounts)

1999 for quarter ended                                       December 25   September 25   June 26   March 27
--------------------------                                   ----------    -----------    ------    -------
Net revenues                                                      $8,212         $7,328    $6,746     $7,103
Cost of sales                                                     $3,176         $3,026    $2,740     $2,894
Net income/A/                                                     $2,108         $1,458    $1,749     $1,999
Basic earnings per share                                          $  .63         $  .44    $  .53     $  .60
Diluted earnings per share                                        $  .61         $  .42    $  .51     $  .57
Dividends per share/B/     Declared                               $    -         $ .060    $    -     $ .050
                           Paid                                   $ .030         $ .030    $ .030     $ .020
Market price range common stock/C/   High                         $83.13         $89.31    $66.06     $70.47
                                     Low                          $65.13         $57.00    $50.50     $54.91

(In millions-except per share amounts)

1998 for quarter ended                                       December 26   September 26   June 27   March 28
--------------------------                                   ----------    -----------    ------    -------
Net revenues                                                      $7,614         $6,731    $5,927     $6,001
Cost of sales/D/                                                  $3,160         $3,176    $3,012     $2,740
Net income/A/                                                     $2,064         $1,559    $1,172     $1,273
Basic earnings per share                                          $  .62         $  .46    $  .35     $  .39
Diluted earnings per share                                        $  .59         $  .44    $  .33     $  .36
Dividends per share/B/     Declared                               $    -         $ .035    $    -     $ .015
                           Paid                                   $ .020         $ .015    $ .015     $ .015
Market price range common stock/C/ High                           $62.50         $45.72    $42.41     $47.09
                                   Low                            $39.22         $35.59    $32.97     $35.13
Market price range step-up warrants/C/  High                      $    -         $    -    $    -     $36.56
                                        Low                       $    -         $    -    $    -     $24.73


/A/ Net income for the third and fourth quarters of 1999 reflects charges of $333 million and $59 million, respectively, for purchased in-process research and development related to acquisitions. Net income for the first quarter of 1998 reflects a similar charge of $165 million.

/B/ As of the second quarter of 1998, the company had adopted a new dividend declaration schedule which results in the Board of Directors considering two dividend declarations in the first and third quarters of the year and no declarations in the second and fourth quarters. A dividend was paid in each quarter of 1999 and 1998.

/C/ Intel's common stock (symbol INTC) trades on The Nasdaq Stock Market* and is quoted in the Wall Street Journal and other newspapers. Intel's 1998 step-up warrants traded on The Nasdaq Stock Market prior to their March 1998 expiration. Intel's common stock also trades on The Swiss Exchange. At December 25, 1999, there were approximately 238,000 registered holders of common stock. All stock and warrant prices are closing prices per The Nasdaq Stock Market, as adjusted for stock splits.

/D/ Cost of sales for 1998 reflects the reclassification of amortization of goodwill and other acquisition-related intangibles to a separate line item.


*   All other brands and names are the property of their respective owners.

GRAPHICS APPENDIX LIST*
FOR PAGES 30 AND 31

* In this Appendix, the following descriptions of graphs on pages 30 and 31 of the Company's 1999 Annual Report to Stockholders that are omitted from the EDGAR text are more specific with respect to the actual amounts and percentages than can be determined from the graphs themselves.

The Company submits such more specific descriptions only for the purpose of complying with EDGAR requirements for transmitting this Annual Report on Form 10-K; such more specific descriptions are not intended in any way to provide information that is additional to that otherwise provided in the 1999 Annual Report to Stockholders.


REVENUES AND INCOME
(Dollars in billions)                                 1997    1998     1999
                                                      ----    ----     ----

Net revenues                                          25.1    26.3     29.4
Net income                                             6.9     6.1      7.3


COSTS AND EXPENSES
(Percent of revenues)                                 1997    1998     1999
                                                      ----    ----     ----
Cost of sales                                           40%     46%      40%
R&D                                                      9%      9%      11%
Marketing and G&A                                       12%     12%      13%
Acquisition-related costs                                0%      1%       3%
(Total)                                                 61%     68%      67%


OTHER INCOME AND EXPENSE
(Dollars in millions)                                 1997    1998     1999
                                                      ----    ----     ----
Interest income & other                                799     792    1,497
Interest expense                                        27      34       36



CASH AND INVESTMENTS
(Dollars in billions)                                         1998     1999
                                                              ----    -----
Cash & cash equivalents                                        2.0      3.7
Short-term investments                                         5.3      7.7
Marketable strategic equity securities                         1.8      7.1
Other long-term investments                                    3.6      0.8