Form 10-K, Exhibit 13
period 2000-12-30
INTEL CORP
filed 2001-03-13
CIK 50863

Exhibit 13

Financial summary

Ten years ended December 30, 2000

(In millions—except employees and per share amounts)	Employees at year-end (in thousands)	Net investment in property, plant & equipment	Total assets	Long-term debt & put warrants	Stockholders' equity	Additions to property, plant & equipment†	Weighted average diluted shares outstanding	Dividends declared per share	Dividends paid per share
2000	86.1	$15,013	$47,945	$707	$37,322	$6,674	6,986	$.070	$.070
1999	70.2	$11,715	$43,849	$1,085	$32,535	$3,403	6,940	$.055	$.055
1998	64.5	$11,609	$31,471	$903	$23,377	$4,032	7,035	$.025	$.033
1997	63.7	$10,666	$28,880	$2,489	$19,295	$4,501	7,179	$.029	$.028
1996	48.5	$8,487	$23,735	$1,003	$16,872	$3,024	7,101	$.024	$.023
1995	41.6	$7,471	$17,504	$1,125	$12,140	$3,550	7,072	$.019	$.018
1994	32.6	$5,367	$13,816	$1,136	$9,267	$2,441	6,992	$.014	$.014
1993	29.5	$3,996	$11,344	$1,114	$7,500	$1,933	7,056	$.013	$.013
1992	25.8	$2,816	$8,089	$622	$5,445	$1,228	6,872	$.006	$.003
1991	24.6	$2,163	$6,292	$503	$4,418	$948	6,688	—	—
(In millions—except per share amounts)	Net revenues	Cost of sales	Research & development	Purchased in-process research & development	Amortization of goodwill & acquisition-related intangibles & costs	Operating income	Net income	Basic earnings per share	Diluted earnings per share
2000	$33,726	$12,650	$3,897	$109	$1,586	$10,395	$10,535	$1.57	$1.51
1999	$29,389	$11,836	$3,111	$392	$411	$9,767	$7,314	$1.10	$1.05
1998	$26,273	$12,088	$2,509	$165	$56	$8,379	$6,068	$.91	$.86
1997	$25,070	$9,945	$2,347	—	—	$9,887	$6,945	$1.06	$.97
1996	$20,847	$9,164	$1,808	—	—	$7,553	$5,157	$.78	$.73
1995	$16,202	$7,811	$1,296	—	—	$5,252	$3,566	$.54	$.50
1994	$11,521	$5,576	$1,111	—	—	$3,387	$2,288	$.34	$.33
1993	$8,782	$3,252	$970	—	—	$3,392	$2,295	$.34	$.33
1992	$5,844	$2,557	$780	—	—	$1,490	$1,067	$.16	$.16
1991	$4,779	$2,316	$618	—	—	$1,080	$819	$.13	$.12

Share and per share amounts shown have been adjusted for stock splits through 2000.

†
Additions to property, plant and equipment in 1998 include $475 million for capital assets acquired from Digital Equipment Corporation.

Consolidated statements of income

Three years ended December 30, 2000 (In millions—except per share amounts)	2000	1999	1998
Net revenues	$33,726	$29,389	$26,273

Cost of sales	12,650	11,836	12,088
Research and development	3,897	3,111	2,509
Marketing, general and administrative	5,089	3,872	3,076
Amortization of goodwill and other acquisition-related intangibles and costs	1,586	411	56
Purchased in-process research and development	109	392	165

Operating costs and expenses	23,331	19,622	17,894

Operating income	10,395	9,767	8,379
Gains on investments, net	3,759	883	185
Interest and other, net	987	578	573

Income before taxes	15,141	11,228	9,137
Provision for taxes	4,606	3,914	3,069

Net income	$10,535	$7,314	$6,068

Basic earnings per common share	$1.57	$1.10	$0.91

Diluted earnings per common share	$1.51	$1.05	$0.86

Weighted average common shares outstanding	6,709	6,648	6,672

Weighted average common shares outstanding, assuming dilution	6,986	6,940	7,035

See accompanying notes.

Consolidated balance sheets

December 30, 2000 and December 25, 1999 (In millions—except par value)	2000	1999
Assets
Current assets:
Cash and cash equivalents	$2,976	$3,695
Short-term investments	10,497	7,705
Trading assets	350	388
Accounts receivable, net of allowance for doubtful accounts of $84 ($67 in 1999)	4,129	3,700
Inventories	2,241	1,478
Deferred tax assets	721	673
Other current assets	236	180

Total current assets	21,150	17,819

Property, plant and equipment:
Land and buildings	7,416	7,246
Machinery and equipment	15,994	14,851
Construction in progress	4,843	1,460

	28,253	23,557
Less accumulated depreciation	13,240	11,842

Property, plant and equipment, net	15,013	11,715

Marketable strategic equity securities	1,915	7,121
Other long-term investments	1,797	790
Goodwill and other acquisition-related intangibles, net	5,941	4,934
Other assets	2,129	1,470

Total assets	$47,945	$43,849

Liabilities and stockholders' equity
Current liabilities:
Short-term debt	$378	$230
Accounts payable	2,387	1,370
Accrued compensation and benefits	1,696	1,454
Deferred income on shipments to distributors	674	609
Accrued advertising	782	582
Other accrued liabilities	1,440	1,159
Income taxes payable	1,293	1,695

Total current liabilities	8,650	7,099

Long-term debt	707	955
Deferred tax liabilities	1,266	3,130
Put warrants	—	130
Commitments and contingencies
Stockholders' equity:
Preferred stock, $0.001 par value, 50 shares authorized; none issued	—	—
Common stock, $0.001 par value, 10,000 shares authorized; 6,721 issued and outstanding (6,669 in 1999) and capital in excess of par value	8,486	7,316
Acquisition-related unearned stock compensation	(97)	—
Accumulated other comprehensive income	195	3,791
Retained earnings	28,738	21,428

Total stockholders' equity	37,322	32,535

Total liabilities and stockholders' equity	$47,945	$43,849

See accompanying notes.

Consolidated statements of cash flows

Three years ended December 30, 2000 (In millions)	2000	1999	1998
Cash and cash equivalents, beginning of year	$3,695	$2,038	$4,102

Cash flows provided by (used for) operating activities:
Net income	10,535	7,314	6,068
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation	3,249	3,186	2,807
Amortization of goodwill and other acquisition-related intangibles and costs	1,586	411	56
Purchased in-process research and development	109	392	165
Gains on investments, net	(3,759)	(883)	(185)
Gain on assets contributed to Convera	(117)	—	—
Net loss on retirements of property, plant and equipment	139	193	282
Deferred taxes	(130)	(219)	77
Changes in assets and liabilities:
Accounts receivable	(384)	153	(38)
Inventories	(731)	169	167
Accounts payable	978	79	(180)
Accrued compensation and benefits	231	127	17
Income taxes payable	(362)	726	(211)
Tax benefit from employee stock plans	887	506	415
Other assets and liabilities	596	(20)	7

Total adjustments	2,292	4,820	3,379

Net cash provided by operating activities	12,827	12,134	9,447

Cash flows provided by (used for) investing activities:
Additions to property, plant and equipment	(6,674)	(3,403)	(3,557)
Acquisitions, net of cash acquired	(2,317)	(2,979)	(906)
Purchases of available-for-sale investments	(17,188)	(7,055)	(10,925)
Maturities and sales of available-for-sale investments	17,124	7,987	8,882
Other investing activities	(980)	(799)	(256)

Net cash used for investing activities	(10,035)	(6,249)	(6,762)

Cash flows provided by (used for) financing activities:
Increase (decrease) in short-term debt, net	138	69	(83)
Additions to long-term debt	77	118	169
Retirement of long-term debt	(46)	—	—
Proceeds from sales of shares through employee stock plans and other	797	543	507
Proceeds from exercise of 1998 step-up warrants	—	—	1,620
Proceeds from sales of put warrants	—	20	40
Repurchase and retirement of common stock	(4,007)	(4,612)	(6,785)
Payment of dividends to stockholders	(470)	(366)	(217)

Net cash used for financing activities	(3,511)	(4,228)	(4,749)

Net increase (decrease) in cash and cash equivalents	(719)	1,657	(2,064)

Cash and cash equivalents, end of year	$2,976	$3,695	$2,038

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$43	$40	$40
Income taxes	$4,209	$2,899	$2,784

See accompanying notes.

Consolidated statements of stockholders' equity

	Common stock and capital in excess of par value
			Acquisition- related unearned stock compensation
				Accumulated other comprehensive income
Three years ended December 30, 2000 (In millions—except per share amounts)	Number of shares	Amount			Retained earnings	Total
Balance at December 27, 1997	6,512	$3,311	$—	$58	$15,926	$19,295
Components of comprehensive income:
Net income	—	—	—	—	6,068	6,068
Change in unrealized gain on available-for-sale investments, net of tax	—	—	—	545	—	545

Total comprehensive income						6,613

Proceeds from sales of shares through employee stock plans, tax benefit of $415 and other	133	922	—	—	—	922
Proceeds from exercise of 1998 step-up warrants	310	1,620	—	—	—	1,620
Proceeds from sales of put warrants	—	40	—	—	—	40
Reclassification of put warrant obligation, net	—	53	—	—	588	641
Repurchase and retirement of common stock	(324)	(1,124)	—	—	(4,462)	(5,586)
Cash dividends declared ($0.025 per share)	—	—	—	—	(168)	(168)

Balance at December 26, 1998	6,631	4,822	—	603	17,952	23,377
Components of comprehensive income:
Net income	—	—	—	—	7,314	7,314
Change in unrealized gain on available-for-sale investments, net of tax	—	—	—	3,188	—	3,188

Total comprehensive income						10,502

Proceeds from sales of shares through employee stock plans, tax benefit of $506 and other	112	1,049	—	—	—	1,049
Proceeds from sales of put warrants	—	20	—	—	—	20
Reclassification of put warrant obligation, net	—	7	—	—	64	71
Repurchase and retirement of common stock	(143)	(1,076)	—	—	(3,536)	(4,612)
Issuance of common stock and assumption of stock options in connection with acquisitions	69	2,494	—	—	—	2,494
Cash dividends declared ($0.055 per share)	—	—	—	—	(366)	(366)

Balance at December 25, 1999	6,669	7,316	—	3,791	21,428	32,535
Components of comprehensive income:
Net income	—	—	—	—	10,535	10,535
Change in unrealized gain on available-for-sale investments, net of tax	—	—	—	(3,596)	—	(3,596)

Total comprehensive income						6,939

Proceeds from sales of shares through employee stock plans, tax benefit of $887 and other	116	1,687	—	—	(3)	1,684
Reclassification of put warrant obligation, net	—	35	—	—	95	130
Issuance of common stock and assumption of stock options in connection with acquisitions	3	401	(123)	—	—	278
Amortization of acquisition-related unearned stock compensation	—	—	26	—	—	26
Conversion of subordinated notes	7	207	—	—	—	207
Repurchase and retirement of common stock	(74)	(1,160)	—	—	(2,847)	(4,007)
Cash dividends declared ($0.070 per share)	—	—	—	—	(470)	(470)

Balance at December 30, 2000	6,721	$8,486	$(97)	$195	$28,738	$37,322

See accompanying notes.

Notes to consolidated financial statements

Accounting policies

    Fiscal year  Intel Corporation has a fiscal year that ends on the last Saturday in December. Fiscal year 2000, a 53-week year, ended on December 30, 2000. Fiscal years 1999 and 1998, each 52-week years, ended on December 25 and 26, respectively. The next 53-week year will end on December 31, 2005.

    Basis of presentation  The consolidated financial statements include the accounts of Intel and its wholly owned subsidiaries. Significant intercompany accounts and transactions have been eliminated. Accounts denominated in foreign currencies have been remeasured using the U.S. dollar as the functional currency.

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    Investments  Highly liquid debt securities with insignificant interest rate risk and with original maturities of three months or less are classified as cash and cash equivalents. Debt securities with original maturities greater than three months and remaining maturities less than one year are classified as short-term investments. Debt securities with remaining maturities greater than one year are classified as other long-term investments. The company's policy is to protect the value of its fixed income investment portfolio and to minimize principal risk by earning returns based on current interest rates.

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

    A substantial majority of the company's marketable investments are classified as available-for-sale as of the balance sheet date and are reported at fair value, with unrealized gains and losses, net of tax, recorded in stockholders' equity. The cost of securities sold is based on the specific identification method. Gains on investments, net include realized gains or losses on the sale or exchange of securities and declines in value, if any, judged to be other than temporary on available-for-sale securities and non-marketable investments. Non-marketable investments are recorded at the lower of cost or market. The company's proportionate share of income or losses from affiliated companies is accounted for on the equity method and is recorded in interest and other, net.

    Trading assets  The company maintains its trading asset portfolio to generate returns that offset changes in liabilities related to certain deferred compensation arrangements. The trading assets consist of marketable equity instruments and are stated at fair value. Both realized and unrealized gains and losses are included in interest and other, net and generally offset the change in the deferred compensation liability, which is also included in interest and other, net. Net gains (losses) on the trading asset portfolio were $(41) million, $44 million and $66 million in 2000, 1999 and 1998, respectively. The deferred compensation liabilities were $392 million and $384 million in 2000 and 1999, respectively, and are included in other accrued liabilities on the consolidated balance sheets.

    Fair values of financial instruments  Fair values of cash equivalents approximate cost due to the short period of time to maturity. Fair values of short-term investments, trading assets, marketable strategic equity securities, other long-term investments, non-marketable investments, short-term debt, long-term debt, swaps, currency forward contracts and options are based on quoted market prices or pricing models using current market rates. For certain non-marketable equity securities, fair value is estimated based on prices recently paid for shares in that company. The estimated fair values are not necessarily representative of the amounts that the company could realize in a current transaction.

    Derivative financial instruments  The company utilizes derivative financial instruments to reduce financial market risks. These instruments are used to hedge foreign currency, interest rate and certain equity market exposures of underlying assets, liabilities and other obligations. The company also uses derivatives to create synthetic instruments, for example, buying and selling put and call options on the same underlying security, to generate money market-like returns with a similar level of risk. The company does not use derivative financial instruments for speculative or trading purposes. The company's accounting policies for these instruments are based on whether they meet the company's criteria for designation as hedging transactions. The criteria the company uses for designating an instrument as a hedge include the instrument's effectiveness in risk reduction and one-to-one matching of derivative instruments to underlying transactions. Gains and losses on currency forward contracts, and options that are designated and effective as hedges of anticipated transactions, for which a firm commitment has been attained, are deferred and recognized in income in the same period that the underlying transactions are settled. Gains and losses on currency forward contracts, options and swaps that are designated and effective as hedges of existing transactions are recognized in income in the same period as losses and gains on the underlying transactions are recognized and generally offset. Gains and losses on any instruments not meeting the above criteria are recognized in income in the current period. If an underlying hedged transaction is terminated earlier than initially anticipated, the offsetting gain or loss on the related derivative instrument would be recognized in income in the same period. Subsequent gains or losses on the related derivative instrument would be recognized in income in each period until the instrument matures, is terminated or is sold. Income or expense on swaps is accrued as an adjustment to the yield of the related investments or debt they hedge.

    Inventories  Inventories are stated at the lower of cost or market. Cost is computed on a currently adjusted standard basis (which approximates actual cost on a current average or first-in, first-out basis). Inventories at fiscal year-ends were as follows:

(In millions)	2000	1999
Raw materials	$384	$183
Work in process	1,057	755
Finished goods	800	540

Total	$2,241	$1,478

    Property, plant and equipment  Property, plant and equipment are stated at cost. Depreciation is computed for financial reporting purposes principally using the straight-line method over the following estimated useful lives: machinery and equipment, 2-4 years; buildings, 4-40 years. Reviews are regularly performed to determine whether facts and circumstances exist which indicate that the carrying amount of assets may not be recoverable. The company assesses the recoverability of its assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining life against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets.

    Goodwill and other acquisition-related intangibles  Goodwill is recorded when the consideration paid for acquisitions exceeds the fair value of identifiable net tangible and intangible assets acquired. Goodwill and other acquisition-related intangibles are amortized on a straight-line basis over the periods indicated below. Goodwill and other acquisition-related intangibles are reviewed for recoverability periodically or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying amount is compared to the undiscounted cash flows of the businesses acquired. Should the review indicate that these intangibles are not recoverable, their carrying amount would be reduced by the estimated shortfall of those cash flows. No impairment has been indicated to date.

    Net goodwill and other acquisition-related intangibles at fiscal year-ends were as follows:

(In millions)	Life in years	2000	1999
Goodwill	2-6	$4,977	$4,124
Developed technology	3-6	779	612
Other intangibles	2-6	185	198

		$5,941	$4,934

    Other intangibles include items such as trademarks, workforce-in-place and customer lists. The total balances presented above are net of total accumulated amortization of $2.0 billion and $471 million at December 30, 2000 and December 25, 1999, respectively.

    Amortization of goodwill and other acquisition-related intangibles and costs was $1.6 billion for 2000. This includes $1.3 billion of amortization of goodwill and $248 million of amortization of other acquisition-related intangibles (a majority of which was related to developed technology). In addition, the total includes $26 million of amortization of acquisition-related stock compensation costs (see "Acquisition-related unearned stock compensation") and $2 million of amortization of other acquisition-related costs.

    Revenue recognition  The company generally recognizes net revenues upon the transfer of title. However, certain of the company's sales are made to distributors under agreements allowing price protection and/or right of return on merchandise unsold by the distributors. Because of frequent sales price reductions and rapid technological obsolescence in the industry, Intel defers recognition of revenues on shipments to distributors until the distributors sell the merchandise. Management believes that the company's revenue recognition policies are in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101).

    Advertising  Cooperative advertising obligations are accrued and the costs expensed at the same time the related revenues are recognized. All other advertising costs are expensed as incurred. Advertising expense was $2.0 billion, $1.7 billion and $1.3 billion in 2000, 1999 and 1998, respectively.

    Interest  Interest as well as gains and losses related to contractual agreements to hedge certain investment positions and debt (see "Derivative financial instruments") are recorded as net interest income or expense within interest and other, net.

    Earnings per share  The shares used in the computation of the company's basic and diluted earnings per common share are reconciled as follows:

(In millions)	2000	1999	1998
Weighted average common shares outstanding	6,709	6,648	6,672
Dilutive effect of:
Employee stock options	272	289	318
Convertible notes	5	3	—
1998 step-up warrants	—	—	45

Weighted average common shares outstanding, assuming dilution	6,986	6,940	7,035

    Weighted average common shares outstanding, assuming dilution, includes the incremental shares that would be issued upon the assumed exercise of stock options, as well as the assumed conversion of the convertible notes and the incremental shares for the step-up warrants, for the respective periods the notes and warrants were outstanding. Put warrants outstanding had no dilutive effect on diluted earnings per common share for the periods presented. For the three-year period ended December 30, 2000, certain of the company's stock options were excluded from the calculation of diluted earnings per share because they were antidilutive, but these options could be dilutive in the future. Net income for the purpose of computing diluted earnings per common share was not materially affected by the assumed conversion of the convertible notes. (See "Long-term debt" under "Borrowings.")

    Stock distribution  On July 30, 2000, the company effected a two-for-one stock split in the form of a special stock distribution to stockholders of record as of July 2, 2000. As a result of the stock split in 2000, approximately $3 million was reclassified from retained earnings to common stock, representing the par value of the newly issued shares. On April 11, 1999, the company effected a two-for-one stock split in the form of a special stock distribution to stockholders of record as of March 23, 1999. All share, per share, common stock, stock option and warrant amounts herein have been restated to reflect the effects of these splits.

    Reclassifications  Certain amounts reported in previous years have been reclassified to conform to the 2000 presentation.

    Recent accounting pronouncements  The company will adopt Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, at the beginning of its fiscal year 2001. The standard will require the company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The change in a derivative's fair value related to the ineffective portion of a hedge, if any, will be immediately recognized in earnings. The initial adoption of SFAS No. 133 will not have a material effect on the company's results of operations or financial condition.

Common stock

    Stock repurchase program  The company has an ongoing authorization, as amended, from the Board of Directors to repurchase up to 1.5 billion shares of Intel's common stock in open market or negotiated transactions. During 2000, the company repurchased 73.5 million shares of common stock at a cost of $4.0 billion. As of December 30, 2000, the company had repurchased and retired approximately 1.4 billion shares at a cost of $22.2 billion since the program began in 1990. As of December 30, 2000, 126.7 million shares remained available under the repurchase authorization.

    1998 step-up warrants  During 1998, approximately 310 million of the 1998 step-up warrants were exercised and shares of common stock were issued for proceeds of $1.6 billion. The expiration date of these warrants was March 14, 1998.

Put warrants

    In a series of private placements from 1991 through 1999, the company sold put warrants that entitled the holder of each warrant to sell to the company, by physical delivery, one share of common stock at a specified price. Activity during the past three years is summarized as follows:

		Put warrants outstanding
	Cumulative net premium received
(In millions)		Number of warrants	Potential obligation
December 27, 1997	$623	105.2	$2,041
Sales	40	30.0	588
Exercises	—	(60.0)	(1,199)
Expirations	—	(65.2)	(1,229)

December 26, 1998	663	10.0	201
Sales	20	8.0	261
Expirations	—	(14.0)	(332)

December 25, 1999	683	4.0	130
Expirations	—	(4.0)	(130)

December 30, 2000	$683	—	$—

Borrowings

    Short-term debt  Short-term debt at fiscal year-ends was as follows:

(In millions)	2000	1999
Drafts payable (non-interest-bearing)	$368	$230
Current portion of long-term debt	10	—

Total	$378	$230

    The company also borrows under commercial paper programs. Maximum borrowings under commercial paper programs reached $539 million during 2000 and $200 million during 1999. This debt is rated A-1+ by Standard & Poor's and P-1 by Moody's.

    Long-term debt  Long-term debt at fiscal year-ends was as follows:

(In millions)	2000	1999
Payable in U.S. dollars:
Puerto Rico bonds adjustable 2003, due 2013 at 3.9%-4.25%	$110	$110
Convertible subordinated notes due 2004 at 4%	—	210
Other U.S. dollar debt	5	6
Payable in other currencies:
Irish punt due 2001-2027 at 3.5%-13%	602	583
Other non-U.S. dollar debt	—	46

	717	955
Less current portion of long-term debt	(10)	—

Total	$707	$955

    The company has guaranteed repayment of principal and interest on bonds issued by the Puerto Rico Industrial, Tourist, Educational, Medical and Environmental Control Facilities Financing Authority. The bonds are adjustable and redeemable at the option of either the company or the bondholder every five years through 2013 and are next adjustable and redeemable in 2003.

    In September 2000, all of the convertible subordinated notes were exchanged for approximately 7.4 million shares of unregistered Intel common stock. During 1999, the company assumed the notes with a principal amount of $115 million as a result of the Level One Communications, Inc. acquisition (see "Acquisitions"). The value assigned to the notes was approximately $212 million, based upon the assumed conversion price at the date of acquisition. Amortization of the premium substantially offset the interest expense on the notes.

    The Irish punt borrowings were made in connection with the financing of manufacturing facilities in Ireland, and Intel has invested the proceeds in Irish punt denominated instruments of similar maturity to hedge foreign currency and interest rate exposures.

    As of December 30, 2000, aggregate debt maturities were as follows: 2001—$10 million; 2002—$19 million; 2003—$132 million; 2004—$27 million; 2005—$29 million; and thereafter—$500 million.

Available-for-sale investments

    The returns on a majority of the company's marketable investments in long-term fixed rate debt and certain equity securities are swapped to U.S. dollar LIBOR-based returns. The currency risks of investments denominated in foreign currencies are hedged with foreign currency borrowings, currency forward contracts or currency interest rate swaps. (See "Derivative financial instruments" under "Accounting policies.")

    Investments in debt securities with maturities of greater than six months consist primarily of A and A2 or better rated financial instruments and counterparties. Investments with maturities of up to six months consist primarily of A-1 and P-1 or better rated financial instruments and counterparties. Foreign government regulations imposed upon investment alternatives of foreign subsidiaries, or the absence of A and A2 rated counterparties in certain countries, result in some minor exceptions. Intel's practice is to obtain and secure available collateral from counterparties against obligations whenever Intel deems appropriate. At December 30, 2000, debt investments were placed with approximately 240 different counterparties.

    Available-for-sale investments at December 30, 2000 were as follows:

(In millions)	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Commercial paper	$7,182	$24	$(5)	$7,201
Bank time deposits	3,171	2	—	3,173
Floating rate notes	2,011	10	(7)	2,014
Corporate bonds	1,195	5	(16)	1,184
Loan participations	903	—	—	903
Securities of foreign governments	294	—	—	294
Repurchase agreements	70	—	—	70
U.S. government securities	31	—	—	31
Other debt securities	21	—	—	21

Total debt securities	14,878	41	(28)	14,891

Marketable strategic equity securities	1,623	756	(464)	1,915
Preferred stock and other equity	109	—	—	109

Total equity securities	1,732	756	(464)	2,024

Swaps hedging investments in debt securities	—	24	(12)	12
Currency forward contracts hedging investments in debt securities	—	4	(21)	(17)

Total available-for-sale investments	16,610	825	(525)	16,910
Less amounts classified as cash equivalents	(2,701)	—	—	(2,701)

	$13,909	$825	$(525)	$14,209

    Available-for-sale investments at December 25, 1999 were as follows:

(In millions)	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Commercial paper	$2,971	$—	$(2)	$2,969
U.S. government securities	2,746	—	(5)	2,741
Floating rate notes	2,152	—	(4)	2,148
Bank time deposits	2,022	—	(3)	2,019
Corporate bonds	865	49	(9)	905
Loan participations	625	—	—	625
Fixed rate notes	275	—	(1)	274
Securities of foreign governments	59	—	—	59
Other debt securities	33	—	(1)	32

Total debt securities	11,748	49	(25)	11,772

Marketable strategic equity securities	1,277	5,882	(38)	7,121
Preferred stock and other equity	121	—	—	121

Total equity securities	1,398	5,882	(38)	7,242

Swaps hedging investments in debt securities	—	12	(50)	(38)
Currency forward contracts hedging investments in debt securities	—	2	—	2

Total available-for-sale investments	13,146	5,945	(113)	18,978
Less amounts classified as cash equivalents	(3,362)	—	—	(3,362)

	$9,784	$5,945	$(113)	$15,616

    Available-for-sale securities with a fair value at the date of sale of $4.2 billion, $1.0 billion and $227 million were sold in 2000, 1999 and 1998, respectively. The gross realized gains on these sales totaled $3.4 billion, $883 million and $185 million, respectively, and the company realized $52 million in gross losses on sales in 2000. In 2000, the company recognized gains of $682 million on shares valued at $866 million exchanged in third-party merger transactions. In 2000, the company also recognized $297 million of impairment losses on available-for-sale and non-marketable investments.

    The amortized cost and estimated fair value of investments in debt securities at December 30, 2000, by contractual maturity, were as follows:

(In millions)	Cost	Estimated fair value
Due in 1 year or less	$13,191	$13,199
Due in 1-2 years	1,134	1,139
Due in 2-5 years	94	94
Due after 5 years	459	459

Total investments in debt securities	$14,878	$14,891

Derivative financial instruments

    Outstanding notional amounts for derivative financial instruments at fiscal year-ends were as follows:

(In millions)	2000	1999
Swaps hedging investments in debt securities	$1,337	$2,002
Swaps hedging debt	$110	$156
Currency forward contracts	$1,240	$845
Options hedging deferred compensation liabilities	$111	$111

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

    Swap agreements  The company utilizes swap agreements to exchange the foreign currency and interest rate returns of its investment and debt portfolios for floating U.S. dollar interest rate based returns. The floating rates on swaps are based primarily on U.S. dollar LIBOR and are reset on a monthly, quarterly or semiannual basis.

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

    Weighted average pay and receive rates, weighted average maturities and range of maturities on swaps at December 30, 2000 were as follows:

	Weighted average pay rate	Weighted average receive rate	Weighted average maturity	Range of maturities
Swaps hedging investments in U.S. dollar debt securities	6.71%	6.86%	0.7 years	0-2 years
Swaps hedging investments in foreign currency debt securities	5.40%	6.75%	0.7 years	0-2 years
Swaps hedging debt	6.68%	5.67%	2.8 years	2-3 years

    Note: Pay and receive rates are based on the reset rates that were in effect at December 30, 2000.

    Other foreign currency instruments  Intel transacts business in various foreign currencies, primarily Japanese yen and certain other Asian and European currencies. The company has established revenue, expense and balance sheet hedging programs to protect against reductions in value and volatility of future cash flows caused by changes in foreign exchange rates. The company utilizes currency forward contracts and currency options in these hedging programs. The maturities on these instruments are less than 12 months.

Fair values of financial instruments

    The estimated fair values of financial instruments outstanding at fiscal year-ends were as follows:

	2000		1999
(In millions)	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Cash and cash equivalents	$2,976	$2,976	$3,695	$3,695
Short-term investments	$10,498	$10,498	$7,740	$7,740
Trading assets	$355	$355	$388	$388
Marketable strategic equity securities	$1,915	$1,915	$7,121	$7,121
Other long-term investments	$1,801	$1,801	$791	$791
Non-marketable instruments	$1,886	$3,579	$1,177	$3,410
Swaps hedging investments in debt securities	$12	$12	$(38)	$(38)
Options hedging deferred compensation liabilities	$(5)	$(5)	$—	$—
Short-term debt	$(378)	$(378)	$(230)	$(230)
Long-term debt	$(707)	$(702)	$(955)	$(1,046)
Swaps hedging debt	$—	$(1)	$—	$(5)
Currency forward contracts	$2	$6	$1	$—

Concentrations of credit risk

    Financial instruments that potentially subject the company to concentrations of credit risk consist principally of investments and trade receivables. Intel places its investments with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to any one counterparty based on Intel's analysis of that counterparty's relative credit standing. A substantial majority of the company's trade receivables are derived from sales to manufacturers of computer systems, with the remainder spread across various other industries. The company's five largest customers accounted for approximately 42% of net revenues for 2000. At December 30, 2000, these customers accounted for approximately 40% of net accounts receivable.

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

Interest and other, net

(In millions)	2000	1999	1998
Interest income	$920	$618	$593
Interest expense	(35)	(36)	(34)
Gain on assets contributed to Convera	117	—	—
Other, net	(15)	(4)	14

Total	$987	$578	$573

    In December 2000, Intel and Excalibur Technologies Corporation formed a new company, Convera Corporation. Intel contributed its Interactive Media Services division and invested $150 million in cash in exchange for 14.9 million voting and 12.2 million non-voting shares of Convera. Intel recognized a gain of $117 million on the portion of the business and related assets contributed to Convera in which Intel does not retain an ownership interest. Intel will record its proportionate share of Convera's income or loss in interest and other, net.

Comprehensive income

    The components of other comprehensive income and related tax effects were as follows:

(In millions)	2000	1999	1998
Change in unrealized gains on investments, net of tax of $620, $(2,026) and $(357) in 2000, 1999 and 1998, respectively	$(1,153)	$3,762	$665
Less: adjustment for net gains realized and included in net income, net of tax of $1,316, $309 and $65 in 2000, 1999 and 1998, respectively	(2,443)	(574)	(120)

Other comprehensive income	$(3,596)	$3,188	$545

    Accumulated other comprehensive income presented in the accompanying consolidated balance sheets consists of the accumulated net unrealized gain on available-for-sale investments.

Provision for taxes

    Income before taxes and the provision for taxes consisted of the following:

(In millions)	2000	1999	1998
Income before taxes:
U.S.	$11,162	$7,239	$6,677
Foreign	3,979	3,989	2,460

Total income before taxes	$15,141	$11,228	$9,137

Provision for taxes:
Federal:
Current	$3,809	$3,356	$2,321
Deferred	(65)	(162)	145

	3,744	3,194	2,466

State:
Current	454	393	320
Foreign:
Current	473	384	351
Deferred	(65)	(57)	(68)

	408	327	283

Total provision for taxes	$4,606	$3,914	$3,069

Effective tax rate	30.4%	34.9%	33.6%

    The tax benefit associated with dispositions from employee stock plans reduced taxes currently payable for 2000 by $887 million ($506 million and $415 million for 1999 and 1998, respectively).

    The provision for taxes reconciles to the amount computed by applying the statutory federal rate of 35% to income before taxes as follows:

(In millions)	2000	1999	1998
Computed expected tax	$5,299	$3,930	$3,198
State taxes, net of federal benefits	295	255	208
Foreign income taxed at different rates	(363)	(239)	(339)
Non-deductible acquisition-related costs	444	274	74
Reversal of previously accrued taxes	(600)	—	—
Other	(469)	(306)	(72)

Provision for taxes	$4,606	$3,914	$3,069

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

    Significant components of the company's deferred tax assets and liabilities at fiscal year-ends were as follows:

(In millions)	1999	2000
Deferred tax assets
Accrued compensation and benefits	$87	$111
Accrued advertising	88	66
Deferred income	307	182
Inventory valuation and related reserves	120	91
Interest and taxes	52	48
Other, net	67	175

	721	673
Deferred tax liabilities
Depreciation	(721)	(703)
Acquired intangibles	(309)	(214)
Unremitted earnings of certain subsidiaries	(131)	(172)
Unrealized gain on investments	(105)	(2,041)

	(1,266)	(3,130)

Net deferred tax (liability)	$(545)	$(2,457)

    U.S. income taxes were not provided for on a cumulative total of approximately $4.2 billion of undistributed earnings for certain non-U.S. subsidiaries. The company intends to reinvest these earnings indefinitely in operations outside the United States.

    In March 2000, the Internal Revenue Service (IRS) closed its examination of the company's tax returns for years up to and including 1998. Resolution was reached on a number of issues, including adjustments related to the intercompany allocation of profits. As part of this closure, the company reversed previously accrued taxes, reducing the tax provision for the first quarter of 2000 by $600 million, or approximately $0.09 per share.

    Years after 1998 are open to examination by the IRS. Management believes that adequate amounts of tax and related interest and penalties, if any, have been provided for any adjustments that may result for these years.

Employee benefit plans

    Stock option plans  Intel has a stock option plan under which officers, key employees and non-employee directors may be granted options to purchase shares of the company's authorized but unissued common stock. The company also has a stock option plan under which stock options may be granted to employees other than officers and directors. The company's Executive Long-Term Stock Option Plan, under which certain key employees, including officers, have been granted stock options, terminated in September 1998. Although this termination will not affect options granted prior to this date, no further grants may be made under this plan. Under all of the plans, the option exercise price is equal to the fair market value of Intel common stock at the date of grant. During 2000 and 1999, Intel also assumed the stock option plans and the outstanding options of certain acquired companies. No additional options will be granted under these assumed plans.

    Options granted by Intel currently expire no later than 10 years from the grant date and generally vest within 5 years. Additional information with respect to stock option plan activity is as follows:

		Outstanding options
(Shares in millions)	Shares available for options	Number of shares	Weighted average exercise price
December 27, 1997	672.8	689.6	$6.56
Grants	(96.0)	96.0	$19.18
Exercises	—	(126.0)	$2.30
Cancellations	34.6	(34.6)	$11.82
Lapsed under terminated plans	(77.0)	—	$—

December 26, 1998	534.4	625.0	$9.07
Grants	(81.2)	81.2	$31.96
Options assumed in acquisitions	—	25.6	$12.87
Exercises	—	(96.0)	$3.32
Cancellations	24.6	(24.6)	$16.43

December 25, 1999	477.8	611.2	$12.87
Grants	(162.8)	162.8	$54.68
Options assumed in acquisitions	—	4.3	$5.21
Exercises	—	(107.5)	$4.66
Cancellations	32.6	(32.6)	$26.28

December 30, 2000	347.6	638.2	$24.16

Options exercisable at:
December 26, 1998		207.6	$3.06
December 25, 1999		206.4	$4.71
December 30, 2000		195.6	$7.07

    The range of option exercise prices for options outstanding at December 30, 2000 was $0.08 to $72.88. The range of exercise prices for options is wide due primarily to the fluctuating price of the company's stock over the period during which the options were granted and the impact of assumed options of acquired companies that had experienced significant price appreciation.

    The following tables summarize information about options outstanding at December 30, 2000:

	Outstanding options
Range of exercise prices	Number of shares (in millions)	Weighted average contract- ual life (in years)	Weighted average exercise price
$0.08-$7.56	157.1	3.1	$4.10
$7.66-$18.83	161.4	5.7	$12.96
$18.90-$36.99	161.9	7.6	$24.76
$37.15-$72.88	157.8	9.4	$54.95

Total	638.2	6.5	$24.16

	Exercisable options
Range of exercise prices	Number of shares (in millions)	Weighted average exercise price
$0.08-$7.56	147.4	$4.02
$7.66-$18.83	35.0	$13.25
$18.90-$36.99	12.3	$23.24
$37.15-$72.88	0.9	$42.44

Total	195.6	$7.07

    These options will expire if not exercised at specific dates through December 2010. Option exercise prices for options exercised during the three-year period ended December 30, 2000 ranged from $0.08 to $49.81.

    Stock participation plan  Under this plan, eligible employees may purchase shares of Intel's common stock at 85% of fair market value at specific, predetermined dates. Of the 944 million shares authorized to be issued under the plan, 139.7 million shares remained available for issuance at December 30, 2000. Employees purchased 8.9 million shares in 2000 (10.9 million in 1999 and 12.5 million in 1998) for $305 million ($241 million and $229 million in 1999 and 1998, respectively).

    Pro forma information  The company has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation," requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of the company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the company's financial statements.

    Pro forma information regarding net income and earnings per share is required by SFAS No. 123. This information is required to be determined as if the company had accounted for its employee stock options (including shares issued under the Stock Participation Plan, collectively called "options") granted subsequent to December 31, 1994 under the fair value method of that statement. The fair value of options granted in 2000, 1999 and 1998 reported below was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

Employee stock options	2000	1999	1998
Expected life (in years)	6.5	6.5	6.5
Risk-free interest rate	6.2%	5.2%	5.3%
Volatility	.42	.38	.36
Dividend yield	.1%	.2%	.2%
Stock Participation Plan shares	2000	1999	1998
Expected life (in years)	.5	.5	.5
Risk-free interest rate	6.1%	4.9%	5.2%
Volatility	.66	.45	.42
Dividend yield	.1%	.2%	.2%

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of employee stock options. The weighted average estimated fair value of employee stock options granted during 2000, 1999 and 1998 was $28.27, $14.77 and $8.96 per share, respectively. The weighted average estimated fair value of shares granted under the Stock Participation Plan during 2000, 1999 and 1998 was $19.60, $9.90 and $5.46, respectively.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The company's pro forma information follows:

(In millions—except per share amounts)	2000	1999	1998
Pro forma net income	$9,699	$6,860	$5,755
Pro forma basic earnings per share	$1.45	$1.03	$.87
Pro forma diluted earnings per share	$1.40	$.99	$.83

    Retirement plans  The company provides tax-qualified profit-sharing retirement plans (the "Qualified Plans") for the benefit of eligible employees in the U.S. and Puerto Rico and certain foreign countries. The plans are designed to provide employees with an accumulation of funds for retirement on a tax-deferred basis and provide for annual discretionary employer contributions to trust funds.

    The company also provides a non-qualified profit-sharing retirement plan (the "Non-Qualified Plan") for the benefit of eligible employees in the U.S. This plan is designed to permit certain discretionary employer contributions and to permit employee deferral of a portion of salaries in excess of certain tax limits and deferral of bonuses. This plan is unfunded.

    The company expensed $362 million for the Qualified Plans and the Non-Qualified Plan in 2000 ($294 million in 1999 and $291 million in 1998). The company expects to fund approximately $387 million for the 2000 contribution to the Qualified Plans and to allocate approximately $15 million for the Non-Qualified Plan, including the utilization of amounts expensed in prior years. A remaining accrual of approximately $117 million carried forward from prior years is expected to be contributed to these plans in future years.

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

Acquisitions

    The company has completed a number of acquisitions that were accounted for using the purchase method of accounting.

    2000  In March 2000, the company acquired Ambient Technologies, Inc. Ambient develops integrated digital subscriber line silicon solutions and analog modems designed to bring high-speed Internet access to home users and small businesses.

    Also in March 2000, the company acquired GIGA A/S. GIGA specializes in the design of advanced high-speed communications chips used in optical networking and communications products that direct traffic across the Internet and corporate networks.

    In April 2000, the company acquired Picazo Communications, Inc. Picazo specializes in CT Media™ server software, which enables third-party vendors to develop innovative applications for telecommunications.

    In May 2000, the company acquired Basis Communications Corporation. Basis designs and markets advanced semiconductors and other products used in equipment that directs traffic across the Internet and corporate networks.

    In August 2000, the company acquired Trillium Digital Systems, Inc. in exchange for 2.6 million unregistered shares of Intel common stock, cash and options assumed. The portion of the purchase consideration related to 1.2 million shares contingent on the continued employment of certain employees, and the intrinsic value of stock options assumed related to future services, have been classified as unearned compensation within stockholders' equity (see "Acquisition-related unearned stock compensation"). Trillium is a provider of communications software solutions used by suppliers of wireless, Internet, broadband and telephony products.

    In October 2000, the company acquired Ziatech Corporation. The intrinsic value of stock options assumed related to future services has been classified as unearned compensation within stockholders' equity. Ziatech designs and markets a full range of Intel® Architecture-based circuit boards, hardware platforms and development systems.

    1999  In February 1999, the company acquired Shiva Corporation. Shiva's products include remote access and virtual private networking solutions for the small to mid-sized enterprise market segment and the remote access needs of campuses and branch offices.

    In July 1999, the company acquired Softcom Microsystems, Inc. Softcom develops and markets semiconductor products for original equipment manufacturers in the networking and communications market segments. Softcom's high-performance components are designed for networking gear (access devices, routers and switches) used to direct voice and data across the Internet as well as traditional enterprise networks.

    In July 1999, the company acquired Dialogic Corporation to expand Intel's standard high-volume server business in the networking and telecommunications market segments. Dialogic designs, manufactures and markets computer hardware and software enabling technology for computer telephony systems.

    In August 1999, the company acquired Level One Communications, Inc. Approximately 69 million shares of Intel common stock were issued in connection with the purchase. In addition, Intel assumed Level One's convertible debt with a fair value of approximately $212 million at acquisition. This debt has since been converted to Intel common stock. Level One provides silicon connectivity solutions for high-speed telecommunications and networking applications.

    In September 1999, the company acquired NetBoost Corporation. NetBoost develops and markets hardware and software solutions for communications equipment suppliers and independent software vendors in the networking and communications market segments.

    In October 1999, the company acquired IPivot, Inc. IPivot designs and manufactures Internet commerce equipment that manages large volumes of Internet traffic securely and efficiently.

    In November 1999, the company acquired DSP Communications, Inc., which supplies solutions for digital cellular communications products, including chipsets, reference designs, software and other key technologies for lightweight wireless handsets.

    1998  In January 1998, the company acquired Chips and Technologies, Inc. Chips and Technologies was a supplier of graphics accelerator chips for mobile computing products.

    In May 1998, the company purchased the semiconductor operations of Digital Equipment Corporation. Assets acquired consisted primarily of property, plant and equipment. Following the purchase, lawsuits between the companies that had been pending since 1997 were dismissed with prejudice.

    These purchase transactions are further described below:

(In millions)	Consideration	Purchased in-process research & devel- opment	Goodwill & other identified intangibles	Form of consideration
2000
Ambient	$148	$10	$135	Cash and options assumed
GIGA	$1,247	$52	$1,184	Cash
Picazo	$120	$—	$120	Cash and options assumed
Basis	$453	$21	$472	Cash and options assumed
Trillium	$277	$8	$232	Common stock, cash and options assumed
Ziatech	$222	$18	$185	Cash and options assumed
1999
Shiva	$132	$—	$99	Cash and options assumed
Softcom	$149	$9	$139	Cash and options assumed
Dialogic	$732	$83	$614	Cash and options assumed
Level One	$2,137	$231	$2,007	Common stock and options assumed
NetBoost	$215	$10	$205	Cash and options assumed
IPivot	$496	$—	$505	Cash and options assumed
DSP Communications	$1,599	$59	$1,491	Cash and options assumed
1998
Chips and Technologies	$337	$165	$126	Cash and options assumed
Semiconductor operations of Digital	$585	$—	$32	Cash

    Consideration includes the cash paid and the value of stock issued and options assumed, less any cash acquired and excluding any debt assumed.

    For 2000, 1999 and 1998, $109 million, $392 million and $165 million, respectively, were allocated to purchased in-process research and development (IPR&D) and expensed upon acquisition of the above companies, because the technological feasibility of products under development had not been established and no future alternative uses existed. The fair value of the IPR&D was determined using the income approach, which discounts expected future cash flows from projects under development to their net present value. Each project was analyzed to determine the technological innovations included; the utilization of core technology; the complexity, cost and time to complete development; any alternative future use or current technological feasibility; and the stage of completion. Future cash flows were estimated, taking into account the expected life cycles of the products and the underlying technology, market sizes and industry trends. Discount rates were derived from weighted average cost of capital analyses, adjusted to reflect the relative risks inherent in each entity's development process. The IPR&D charge includes the fair value of IPR&D completed. The fair value assigned to developed technology is included in identified intangible assets, and no value is assigned to IPR&D to be completed or to future development. Intel believes the amounts determined for IPR&D, as well as developed technology, are representative of fair value and do not exceed the amounts an independent party would pay for these projects.

    In addition to the transactions described above, Intel purchased other businesses in smaller transactions. The total amount allocated to goodwill and identified intangibles for these transactions was $237 million ($175 million in 1999), which represents a substantial majority of the consideration for these transactions.

    The consolidated financial statements include the operating results of acquired businesses from the dates of acquisition. The operating results of Ambient, GIGA, Basis, Trillium, Level One, Softcom and

NetBoost have been included in the Network Communications Group operating segment. The operating results of Picazo, Ziatech, Shiva, Dialogic and IPivot have been included in the Communications Products Group operating segment. The operating results of DSP Communications have been included in the Wireless Communications and Computing Group operating segment. All of these groups are part of the "all other" category for segment reporting purposes. The operating results of Chips and Technologies have been included in the Intel Architecture Group operating segment.

    The unaudited pro forma information below assumes that companies acquired in 2000 and 1999 had been acquired at the beginning of 1999 and includes the effect of amortization of goodwill and other identified intangibles from that date. The impact of charges for IPR&D has been excluded. This is presented for informational purposes only and is not necessarily indicative of the results of future operations or results that would have been achieved had the acquisitions taken place at the beginning of 1999.

(In millions, except per share amounts—unaudited)	2000	1999
Net revenues	$33,850	$30,081
Net income	$10,466	$6,484
Basic earnings per common share	$1.56	$0.97
Diluted earnings per common share	$1.50	$0.93

Acquisition-related unearned stock compensation

    During 2000, the company recorded acquisition-related purchase consideration of $123 million as unearned stock-based compensation, in accordance with Financial Accounting Standards Board Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation." This amount represents the portion of the purchase consideration related to shares issued contingent on continued employment of certain employee stockholders and the intrinsic value of stock options assumed that are earned as future services are provided by employees. The compensation is being recognized over the related employment period, and the expense is included in the amortization of goodwill and other acquisition-related intangibles and costs. A total of $26 million of expense was recognized for 2000.

MTH reserve

    During 2000, the company announced that it would replace motherboards that had a defective memory translator hub (MTH) component with the Intel® 820 Chipset. The company took a charge with a total impact on gross margin of approximately $253 million. As of December 30, 2000, the remaining balance of the reserve was approximately $54 million. Management believes that the balance in the reserve is adequate and appropriate for the estimated remaining costs of the motherboard replacement program.

Commitments

    The company leases a portion of its capital equipment and certain of its facilities under operating leases that expire at various dates through 2013. Rental expense was $123 million in 2000, $71 million in 1999 and $64 million in 1998. Minimum rental commitments under all non-cancelable leases with an initial term in excess of one year are payable as follows: 2001—$89 million; 2002—$78 million; 2003—$55 million; 2004—$47 million; 2005—$42 million; 2006 and beyond—$196 million. Commitments for construction or purchase of property, plant and equipment approximated $5.0 billion at December 30, 2000. In connection with certain manufacturing arrangements, Intel had minimum purchase commitments of approximately $76 million at December 30, 2000 for flash memory and silicon wafers.

    In January 2001, Intel announced that it had entered into a definitive agreement to acquire Xircom, Inc. for $25 per share in an all-cash tender offer valued at approximately $748 million, before consideration of any cash acquired. In addition, Intel will assume existing employee options. Xircom is a supplier of PC cards and other products used to connect mobile computing devices to corporate networks and the Internet. The completion of this transaction is subject to acceptance of this offer by holders of a majority of the outstanding shares of Xircom on a fully diluted basis, other customary conditions and compliance by Xircom with certain financial and business criteria. This acquisition is expected to be accounted for using the purchase method of accounting.

Contingencies

    In November 1997, Intergraph Corporation filed suit in Federal District Court in Alabama, generally alleging that Intel attempted to coerce Intergraph into relinquishing certain patent rights. The suit alleges that Intel infringes five Intergraph microprocessor-related patents, and includes alleged violations of antitrust laws and various state law claims. The suit seeks injunctive relief, damages and prejudgment interest, and further alleges that Intel's infringement is willful and that any damages awarded should be trebled. Intergraph's expert witness has claimed that Intergraph is entitled to damages of approximately $2.2 billion for Intel's alleged patent infringement, $500 million for the alleged antitrust violations and an undetermined amount for alleged state law violations. Intel believes that it does not infringe Intergraph's patents and believes those patents are invalid and unenforceable. Intel has counterclaimed that the Intergraph patents are invalid and further alleges infringement of seven Intel patents, breach of contract and misappropriation of trade secrets. In October 1999, the court reconsidered an earlier adverse ruling and granted Intel's motion for summary judgment that the Intergraph patents are licensed to Intel, and dismissed all of Intergraph's patent infringement claims with prejudice. This ruling has been reversed by the Court of Appeals for the Federal Circuit, and as a result, the patent issues are returned to the District Court. In March 2000, the District Court granted Intel's motion for summary judgment on Intergraph's federal antitrust claims, and in April 2000, Intergraph appealed this ruling. Intergraph's state law claims remain at issue in the trial court. The company disputes Intergraph's claims and intends to defend the lawsuit vigorously.

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

Operating segment and geographic information

    Intel designs, develops, manufactures and markets computer and networking and communications products at various levels of integration. The company is organized into five product-line operating segments: the Intel Architecture Group, the Wireless Communications and Computing Group, the Communications Products Group, the Network Communications Group and the New Business Group. Each group has a vice president who reports directly to the Chief Executive Officer (CEO). The CEO allocates resources to each group using information about their revenues and operating profits before interest and taxes. The CEO has been identified as the Chief Operating Decision Maker as defined by SFAS No. 131. Only the Intel Architecture Group meets the criteria for a reportable segment under the standard.

    The Intel Architecture Group's products include microprocessors and related board-level products and chipsets based on the P6 micro-architecture (including the Pentium® III, Intel® Celeron™ and Pentium® III Xeon™ processors) as well as the Pentium® 4 processor based on the new Intel® NetBurst™ micro-architecture. Sales of microprocessors and related board-level products, including chipsets, based on the P6 micro-architecture comprised a substantial majority of the company's 2000 revenues and gross margin. The Wireless Communications and Computing Group's products are primarily component-level hardware for digital cellular communications and other wireless applications, including flash memory, low-power processors and baseband chipsets for wireless devices. The Communications Products Group's products consist of building blocks for Internet data centers and networks. The Network Communications Group's products include communications silicon components, such as network processors, used in local and wide area networking applications and embedded control chips. The New Business Group provides e-Commerce data center services as well as products such as connected peripherals. Intel's products in all operating groups are sold directly to original equipment manufacturers, and through retail and industrial distributors, resellers and e-Business channels throughout the world.

    In addition to these operating segments, the sales and marketing, manufacturing, finance and administration groups report to the CEO. Expenses of these groups are allocated to the operating segments and are included in the operating results reported below. Certain corporate-level operating expenses (primarily the amount by which profit-dependent bonus expenses differ from a targeted level recorded by the operating segments) are not allocated to operating segments and are included in "all other" in the reconciliation of operating profits reported below.

    During 1999 and 1998, changes in the reserve for deferred income on shipments to distributors were not allocated to the operating segments and were included in the "all other" category. For 2000, the revenues and operating profit related to changes in the distributor reserve have been allocated to the operating segments, and information for prior periods has been restated to conform to the new presentation.

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

    Information on reportable segments for the three years ended December 30, 2000 is as follows:

(In millions)	2000	1999	1998
Intel Architecture Group
Revenues	$27,297	$25,459	$23,654
Operating profit	$12,986	$11,435	$9,314
All other
Revenues	$6,429	$3,930	$2,619
Operating loss	$(2,591)	$(1,668)	$(935)
Total
Revenues	$33,726	$29,389	$26,273
Operating profit	$10,395	$9,767	$8,379

    In both 2000 and 1999, two customers each accounted for 13% of the company's revenues. In 1998, one customer accounted for 13% of the company's revenues and another accounted for 11%. A substantial majority of the sales to these customers were Intel Architecture Group products.

    Geographic revenue information for the three years ended December 30, 2000 is based on the location of the selling entity. Property, plant and equipment information is based on the physical location of the assets at the end of each of the fiscal years.

    Revenues from unaffiliated customers by geographic region were as follows:

(In millions)	2000	1999	1998
United States	$13,912	$12,740	$11,663
Asia-Pacific	8,674	6,704	5,309
Europe	8,066	7,798	7,452
Japan	3,074	2,147	1,849

Total revenues	$33,726	$29,389	$26,273

    Net property, plant and equipment by country was as follows:

(In millions)	2000	1999
United States	$11,108	$8,127
Ireland	1,545	1,312
Other foreign countries	2,360	2,276

Total property, plant and equipment, net	$15,013	$11,715

Supplemental information (unaudited)

    Quarterly information for the two years ended December 30, 2000 is presented on page 45.

Report of Ernst & Young LLP, independent auditors

The Board of Directors and Stockholders, Intel Corporation

    We have audited the accompanying consolidated balance sheets of Intel Corporation as of December 30, 2000 and December 25, 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 30, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intel Corporation at December 30, 2000 and December 25, 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 30, 2000, in conformity with accounting principles generally accepted in the United States.

San Jose, California
January 15, 2001

Financial information by quarter (unaudited)

(In millions—except per share amounts) 2000 for quarter ended	December 30	September 30	July 1	April 1
Net revenues	$8,702	$8,731	$8,300	$7,993
Cost of sales	$3,230	$3,148	$3,283	$2,989
Amortization of goodwill and other acquisition-related intangibles and costs	$459	$420	$394	$313
Purchased in-process research and development	$18	$8	$21	$62
Net income	$2,193	$2,509	$3,137	$2,696
Basic earnings per share	$.33	$.37	$.47	$.40
Diluted earnings per share	$.32	$.36	$.45	$.39
Dividends per share(A)
Declared	$—	$.020	$.020	$.030
Paid	$.020	$.020	$.015	$.015
Market price range common stock(B)
High	$46.69	$74.88	$69.50	$72.03
Low	$30.06	$41.56	$53.03	$39.38
(In millions—except per share amounts) 1999 for quarter ended	December 25	September 25	June 26	March 27
Net revenues	$8,212	$7,328	$6,746	$7,103
Cost of sales	$3,176	$3,026	$2,740	$2,894
Amortization of goodwill and other acquisition-related intangibles and costs	$241	$121	$31	$18
Purchased in-process research and development	$59	$333	$—	$—
Net income	$2,108	$1,458	$1,749	$1,999
Basic earnings per share	$.32	$.22	$.26	$.30
Diluted earnings per share	$.30	$.21	$.25	$.29
Dividends per share(A)
Declared	$—	$.030	$—	$.025
Paid	$.015	$.015	$.015	$.010
Market price range common stock(B)
High	$41.56	$44.66	$33.03	$35.24
Low	$32.56	$28.50	$25.25	$27.45

(A)
The company's dividend policy generally results in the Board of Directors considering two dividend declarations in each of the first and third quarters of the year and no declarations in the second and fourth quarters. However, in conjunction with the stock split announcement in the second quarter of 2000, the Board of Directors declared a quarterly dividend, and at the same time the Board of Directors approved an increase in the quarterly dividend. Only one dividend was declared in the third quarter.

(B)
Intel's common stock (symbol INTC) trades on The Nasdaq Stock Market* and is quoted in the Wall Street Journal and other newspapers. Intel's common stock also trades on The Swiss Exchange. At December 30, 2000, there were approximately 255,612 registered holders of common stock. All stock prices are closing prices per The Nasdaq Stock Market, as adjusted for stock splits.

*
All other brands and names are the property of their respective owners.

Management's discussion and analysis of financial condition and results of operations

Results of operations

    We posted record net revenues in 2000, for the 14th consecutive year, increasing by 15% from 1999, and by 12% from 1998 to 1999. Net revenues for the Intel Architecture Group operating segment increased by 7% from 1999, and by 8% from 1998 to 1999. The increases for the Intel Architecture Group for both periods were primarily due to higher unit sales volume of microprocessors, partially offset by lower average selling prices. Additionally, within the "all other" category for operating segment reporting, revenues from sales of flash memory and networking and communications products grew significantly during 2000 and 1999. During 2000, the revenues related to changes in the reserve on shipments to distributors were allocated to the operating segments. Amounts for prior periods have been reclassified on a comparable basis.

    During 2000 and 1999, sales of microprocessors and related board-level products, including chipsets, based on the P6 micro-architecture (including the Intel® Celeron™ Pentium® III and Pentium® III Xeon™ processors), which are included in the Intel Architecture Group's operations, comprised a substantial majority of our consolidated net revenues and gross margin. For 1998, these products represented a majority of our consolidated net revenues and a substantial majority of gross margin. Sales of Pentium® processors, including Pentium® processors with MMX™ technology, were rapidly declining but still a significant portion of our revenues and gross margin for 1998.

    Although the total cost of sales increased by 7% from 1999 to 2000, the cost of sales within the Intel Architecture Group operating segment decreased, primarily due to lower unit costs. The decreased costs were achieved primarily through the continued transition to redesigned microprocessor products with lower cost packaging as well as factory efficiencies. The lower unit costs within the Intel Architecture Group were partially offset by higher costs due to a higher sales volume of microprocessors and the costs recorded in 2000 related to chipsets and motherboards with the defective memory translator hub (MTH) component. Within the "all other" category for segment reporting, higher costs due to higher sales volume of flash and networking and communications products more than offset the decreased costs from the Intel Architecture Group.

    From 1998 to 1999, cost of sales decreased 2%, primarily due to lower unit costs for microprocessors in 1999 for the Intel Architecture Group operating segment. The lower unit costs were achieved primarily through lower cost packaging for microprocessors, factory efficiencies and lower purchase prices on purchased components. These lower unit costs were partially offset by a higher unit sales volume in 1999.

    Our total gross margin percentage increased to 62% in 2000, up from 60% in 1999. The improvement in gross margin was primarily a result of the lower unit costs of microprocessors in the Intel Architecture Group, partially offset by the impact of lower average sales prices for microprocessors and the impact of the MTH issue. Improved demand and higher prices for flash memory in 2000 also contributed to the improvement in gross margin.

    The total gross margin percentage increased to 60% in 1999 from 54% in 1998, primarily due to lower unit costs in the Intel Architecture Group operating segment, partially offset by lower average selling prices. See "Outlook" for a discussion of gross margin expectations.

    Excluding charges of $109 million for purchased in-process research and development (IPR&D) related to the current year's acquisitions, $392 million in 1999 and $165 million in 1998, research and development spending increased $786 million, or 25%, in 2000 compared to 1999 and $602 million, or 24%, in 1999 compared to 1998. The increase for both periods was primarily due to increased spending on product development programs, including product development of companies acquired. Marketing, general and administrative expenses increased $1.2 billion, or 31%, in 2000 compared to 1999, primarily due to increases for the Intel Inside® cooperative advertising program; profit-dependent bonus expenses; and marketing, general and administrative expenses from companies acquired. Marketing, general and administrative expenses increased $796 million, or 26%, from 1998 to 1999, primarily due to increases for the Intel Inside cooperative advertising program, merchandising spending related to new product launches and profit-dependent bonus expenses.

    Amortization of goodwill and other acquisition-related intangibles and costs increased to $1.6 billion in 2000 compared to $411 million in 1999, primarily due to the additional acquisitions and a full year's impact of prior year acquisitions. This amortization increased $355 million from 1998 to 1999, primarily due to the impact of the acquisitions made in 1999. For 2000 and 1999, a substantial majority of this amortization was included in the calculation of the operating loss for the "all other" category for segment reporting purposes.

    Gains on investments, net increased to $3.8 billion in 2000, including a significant gain on the sale of our holdings of Micron Technology, Inc., compared to $883 million in 1999. For 2000, the gains were net of $297 million in impairment losses taken on investments. For 1999 compared to 1998, gains on investments increased by $698 million.

    Interest and other, net increased $409 million from 1999 to 2000. Interest income increased due to higher average investment balances and higher interest rates in 2000 compared to 1999. In addition, we recognized a $117 million gain on our Interactive Media Services business contributed to Convera Corporation in 2000. For 1999 compared to 1998, interest and other, net increased $5 million, primarily due to higher interest income from higher average investment balances.

    Our effective income tax rate was 30.4% in 2000, 34.9% in 1999 and 33.6% in 1998. Excluding a one-time benefit for the reversal in 2000 of previously accrued taxes, and the impact of non-deductible charges for IPR&D and amortization of goodwill, our effective income tax rate was 31.8% in 2000. Excluding the impact of the non-deductible charges, our effective rate was approximately 33% for both 1999 and 1998. The lower rate in 2000 compared to 1999 and 1998 reflected the impact of the resolution reached with the Internal Revenue Service in 2000 on a number of issues, including adjustments related to the intercompany allocation of profits.

Purchased in-process research and development

    The following table summarizes the significant assumptions underlying the valuations related to IPR&D from major companies acquired at the time of acquisition in fiscal 2000, 1999 and 1998.

(Dollars in millions)	IPR&D	Estimated cost to complete technology	Discount rate applied to IPR&D	Weighted average cost of capital
2000
GIGA	$52	$12.0	20%	15%
1999
Dialogic	$83	$32.0	22%	17%
Level One	$231	$19.1	30%	23%
DSP Communications	$59	$13.0	20%	17%
1998
Chips and Technologies	$165	$30.0	20%	10%

    Included below are further details regarding the technology acquired in these transactions.

    2000 acquisitions  In March 2000, we acquired GIGA A/S. GIGA specializes in the design of advanced, high-speed communications chips used in optical networking and communications products that direct traffic across the Internet and corporate networks. One project, in the 10 gigabit-per-second product group, accounted for 73% of the IPR&D value and was approximately 61% complete at the time of acquisition. This project was completed on schedule in 2000.

    1999 acquisitions  In July 1999, we acquired Dialogic Corporation. Dialogic designs, manufactures and markets computer hardware and software enabling technology for computer telephony systems. Two projects under the Springware and CT Server product groups accounted for 65% of the value assigned to IPR&D. Springware is a line of voice and intelligent network interface boards that provide signal processing features that can be reconfigured by developers for special applications. The next-generation Springware project was estimated to be approximately 60% complete. The CT Server project was designed to converge voice, media and packet communications within enterprise or public networking systems by providing a single platform for telecommunications switching, media processing and other communications services. The CT Server project was estimated to be approximately 55% complete. Substantially all of the Dialogic projects were completed in 1999 and 2000.

    In August 1999, we acquired Level One Communications, Inc. Level One provides silicon connectivity, switching and access solutions for high-speed telecommunications and networking applications. Eight IPR&D projects were identified and valued, with each project representing from 5% to 18% of the total IPR&D value. In-process projects included transceivers, routers and switch chipsets using current and emerging technologies for the networking and telecommunications markets. These projects ranged from 39% to 86% complete. Level One's projects have been completed, with the exception of three projects, accounting for 27% of the value assigned to IPR&D, which are now expected to be completed in the first half of 2001.

    In November 1999, we acquired DSP Communications, Inc. DSP Communications develops and supplies form-fit reference designs, chipsets and software for mobile telephone manufacturers. Four IPR&D projects were identified and valued, with each project representing from 9% to 31% of the total IPR&D value. The in-process projects consisted of enhancements of DSP Communications' existing digital cellular chipsets, new third-generation chipsets and new products designed for use in other emerging wireless personal communications services. These projects ranged from 10% to 90% complete. Significant portions of three projects based on CDMA (code division multiple access), TDMA (time division multiple access) and PDC (personal digital cellular) standards, and accounting for 70% of the value assigned to IPR&D, were cancelled in 2000, with technology development efforts refocused on next-generation standards for these markets. Projects completed in 2000 represented approximately 15% of the value assigned to IPR&D.

    1998 acquisitions  In 1998, we purchased Chips and Technologies, Inc., which had a product line of mobile graphics controllers based on 2D and video graphics technologies. New technologies for embedded memory and 3D graphics represented approximately 70% of the estimated IPR&D. Development of the first mobile graphics products using the embedded memory technology was estimated to be approximately 80% complete and was completed in August 1998. The 3D technology was at an earlier stage of development. We had licensed the 3D technology of another company for a line of desktop graphics controllers, and subsequent to the acquisition, further development of the Chips and Technologies 3D technology was stopped. During 1999, we realigned the discrete graphics resources to focus on integrated graphics chipsets utilizing the core technology acquired from Chips and Technologies.

    Failure to deliver new products to the market on a timely basis, or to achieve expected market acceptance or revenue and expense forecasts, could have a significant impact on the financial results and operations of the acquired businesses.

Financial condition

    Our financial condition remains strong. At December 30, 2000, cash, trading assets and short-term investments totaled $13.8 billion, up from $11.8 billion at December 25, 1999. Cash provided by operating activities was $12.8 billion in 2000, compared to $12.1 billion and $9.4 billion in 1999 and 1998, respectively.

    We used $10.0 billion in net cash for investing activities during 2000, compared to $6.2 billion during 1999 and $6.8 billion during 1998. Capital expenditures totaled $6.7 billion in 2000 as we continued to invest in property, plant and equipment, primarily for additional microprocessor manufacturing capacity and the transition of manufacturing technology. During 2000, we also paid $2.3 billion in cash for acquisitions, net of cash acquired, including the purchases of Ambient Technologies, Inc., GIGA, Picazo Communications, Inc., Basis Communications Corporation, Trillium

Digital Systems, Inc. and Ziatech Corporation. We also had committed approximately $5.0 billion for the purchase or construction of property, plant and equipment as of December 30, 2000. See "Outlook" for a discussion of capital expenditure expectations in 2001.

    Inventory levels in total increased in 2000, with raw materials, work-in-process and finished goods inventory all contributing to the increase. For 2000, accounts receivable increased due to higher revenues and reflected a moderate increase in the days' sales outstanding. Our five largest customers accounted for approximately 42% of net revenues for 2000. In 2000, two customers each accounted for 13% of revenues. At December 30, 2000, the five largest customers accounted for approximately 40% of net accounts receivable.

    We used $3.5 billion in net cash for financing activities in 2000, compared to $4.2 billion and $4.7 billion in 1999 and 1998, respectively. The major financing applications of cash in 2000 were for the repurchase of 73.5 million shares of common stock for $4.0 billion and payment of dividends of $470 million. The major financing applications of cash in 1999 and 1998 were for stock repurchases totaling $4.6 billion and $6.8 billion, respectively, and payments of dividends of $366 million and $217 million, respectively. Financing sources of cash during 2000 were primarily $797 million in proceeds from the sale of shares mainly pursuant to employee stock plans ($543 million in 1999 and $507 million in 1998). Financing sources of cash during 1998 also included $1.6 billion in proceeds from the exercise of the 1998 step-up warrants.

    At December 30, 2000, marketable strategic equity securities totaled $1.9 billion, with $292 million in net unrealized appreciation made up of $756 million in gross unrealized appreciation and $464 million in gross unrealized depreciation. The total value of the portfolio decreased by $5.2 billion compared to December 25, 1999, and net unrealized appreciation decreased by approximately $5.5 billion, primarily due to sales of appreciated investments and declines in market values.

    Another source of liquidity is authorized borrowings, including commercial paper, of $3 billion. We also maintain the ability to issue an aggregate of approximately $1.4 billion in debt, equity and other securities under Securities and Exchange Commission shelf registration statements.

    In January 2001, we announced that we had entered into a definitive agreement to acquire Xircom, Inc. in an all-cash tender offer valued at approximately $748 million, before consideration of any cash acquired. The completion of this transaction is subject to acceptance of this offer by holders of a majority of the outstanding shares of Xircom on a fully diluted basis, other customary conditions and compliance by Xircom with certain financial and business criteria.

    We believe that we have the financial resources needed to meet business requirements for the next 12 months, including the acquisition of Xircom, capital expenditures for the expansion or upgrading of worldwide manufacturing capacity, working capital requirements and the dividend program.

Financial market risks

    We are exposed to financial market risks, including changes in interest rates, foreign currency exchange rates and marketable equity security prices. To mitigate these risks, we utilize derivative financial instruments. We do not use derivative financial instruments for speculative or trading purposes. All of the potential changes noted below are based on sensitivity analyses performed on our financial positions at December 30, 2000. Actual results may differ materially.

    The primary objective of our investments in debt securities is to preserve principal while maximizing yields, without significantly increasing risk. To achieve this objective, the returns on a substantial majority of our marketable investments in long-term fixed rate debt securities are swapped to U.S. dollar LIBOR-based returns. We considered the historical volatility of the three-month LIBOR rate experienced in the past year and determined that it was reasonably possible that an adverse change of 80 basis points, approximately 12% of the rate at the end of 2000, could be experienced in the near term. A hypothetical 80-basis-point increase in interest rates would result in an approximate $20 million decrease in the fair value of our investments in debt securities as of the end of each of 2000 and 1999.

    We hedge currency risks of investments denominated in foreign currencies with foreign currency borrowings, currency forward contracts and currency interest rate swaps. Gains and losses on these foreign currency investments would generally be offset by corresponding losses and gains on the related hedging instruments, resulting in negligible net exposure.

    A substantial majority of our revenue, expense and capital purchasing activities are transacted in U.S. dollars. However, we do enter into these transactions in other currencies, primarily Japanese yen and certain other Asian and European currencies. To protect against reductions in value and the volatility of future cash flows caused by changes in currency exchange rates, we have established revenue, expense and balance sheet hedging programs. Currency forward contracts and currency options are utilized in these hedging programs. Our hedging programs reduce, but do not always entirely eliminate, the impact of currency exchange rate movements. We considered the historical trends in currency exchange rates and determined that it was reasonably possible that adverse changes in exchange rates of 20% for certain Asian and European currencies and 10% for all other currencies could be experienced in the near term. Such an adverse change would result in an adverse impact on income before taxes of less than $20 million as of the end of each of 2000 and 1999.

    We are exposed to equity price risks on the marketable portion of our portfolio of strategic equity securities. We typically do not attempt to reduce or eliminate our market exposure on these securities. These investments are generally in companies in the high-technology industry, and a substantial majority of the market value of the portfolio is in three sectors: Internet, semiconductor and networking. As of December 30, 2000, five equity positions constituted approximately 40% of the market value of the portfolio, with no individual position exceeding 15% of the portfolio.

    We analyzed the historical movements over the past several years of high-technology stock indices that we considered appropriate. Based on the analysis, we estimated that it was reasonably possible that the prices of the stocks in our portfolio could experience a 30% adverse change in the near term. Assuming a 30% adverse change, our marketable strategic equity securities would decrease in value by approximately $575 million, based on the value of the portfolio as of December 30, 2000 (a decrease of $2.1 billion in value based on the portfolio as of the end of 1999). The decrease in this hypothetical exposure from 1999 to 2000 reflects the decrease in the size of the portfolio due to sales of investments and declines in market values. The portfolio's concentrations in specific companies or sectors may vary over time and may be different from the compositions of the indices analyzed, and these factors may affect the portfolio's price volatility. This estimate is not necessarily indicative of future performance, and actual results may differ materially.

Outlook

    This outlook section contains a number of forward-looking statements, all of which are based on current expectations. Actual results may differ materially. These statements do not reflect the potential impact of any mergers, acquisitions or business combinations that had not closed as of March 1, 2001.

    Our goal is to be the preeminent building block supplier to the worldwide Internet economy. Our primary focus areas are the desktop and mobile platforms, the server platform, and networking and communications, including wireless communications, as well as new business opportunities around the Internet. Our five product-line operating segments support these initiatives.

    The Intel Architecture Group operating segment supports the desktop, mobile and server platform initiatives. Our strategy for these platforms is to introduce ever-higher performance microprocessors and chipsets, tailored for different market segments of the worldwide computing market, using a tiered branding approach. To further enhance the acceptance and deployment of these products by our customers, we also provide e-Business enabling solutions. In line with our strategy, we seek to develop higher performance microprocessors based on the P6 micro-architecture specifically for each computing segment: the Intel Celeron processor for the value segment; Pentium III processors for home and business applications, and for entry-level servers and workstations; and Pentium III Xeon processors for mid-range and high-end servers and workstations. In the fourth quarter of 2000, we introduced a new generation of microprocessors based on our new Intel® NetBurst™ micro-architecture under the Pentium® 4 brand name. The Pentium 4 processor is designed for home and business applications, and for entry-level servers and workstations, and is optimized for consumers who want to take advantage of the latest Web technologies such as broadband, interactive 3D and streaming video and audio.

    In 2000, we shipped thousands of prototype processors based on the IA-64 architecture for high-end servers, under the Itanium™ brand, and began to ship processors for systems used by information technology end users in pilot installations. We expect the release of production systems during 2001.

    We plan to cultivate new businesses as well as continue to work with the computing industry to expand Internet capabilities and product offerings, and to develop compelling software applications that can take advantage of higher performance microprocessors and chipsets, thus driving demand toward our newer products in each computing market segment. Our microprocessor products compete with existing and future products in the various computing market segments. We have recently experienced an increase in the competitive product offerings in the performance desktop market segment. We may continue to take various steps, including reducing microprocessor prices and offering rebates at such times as we deem appropriate, in order to increase acceptance of our latest technology and to remain competitive within each relevant market segment.

    The Wireless Communications and Computing Group operating segment supports our wireless communications initiatives. Our strategy is to deliver flash memory with enhanced features for handheld wireless devices, and faster processors for applications requiring both high performance and low power. During 2000, we introduced the Intel® XScale™ micro-architecture, building on the Intel® StrongARM* technology, to meet the needs of wireless devices.

    In the networking and communications infrastructure area, our strategy is to deliver both system-level communications building blocks at various levels of integration, and component-level silicon building blocks for networking and communications systems. The Communications Products Group operating segment supports initiatives to deliver the system-level communications products directed at service providers running e-Business data centers. The Communications Products Group focuses on selling its Intel® NetStructure™ products to original equipment manufacturer (OEM) customers. The Communications Products Group also provides component-level products for converged voice and data communications systems for the telecommunications industry. The Network Communications Group operating segment supports initiatives to deliver component-level networking products to OEMs building communications systems for home and small and mid-sized businesses. Networking products include network processors, network connectivity products including wireless network cards, embedded control chips and optical networking components. We have made acquisitions and expect to make additional acquisitions to grow the networking and communications area.

    The New Business Group operating segment supports our initiatives directed toward nurturing and growing business opportunities around the Internet and the PC. The group's current products include Web hosting services and connected peripherals.

    Although current negative trends in global economic conditions make it particularly difficult to predict product demand, in 2001 we expect continued growth in the total number of computers using processors based on Intel's P6 micro-architecture, and the Pentium 4 processor based on the new Intel NetBurst micro-architecture. In our networking, communications and wireless businesses, we expect revenues to continue to grow faster than in our core Intel Architecture business. However, our financial results are substantially dependent on sales of microprocessors and related components by the Intel Architecture Group. Revenues are partly a function of the mix of microprocessor types and speeds sold as well as the mix of related chipsets, motherboards, purchased components and other semiconductor products, all of which are difficult to forecast. Because of the wide price difference among types of microprocessors, this mix affects the average price that we will realize and has a large impact on our revenues and gross margin. Microprocessor revenues are dependent on the availability of other parts of the system platform, including chipsets, motherboards, operating system software and application software. Our expectations regarding growth in the computing industry worldwide are dependent in part on the growth in usage of the Internet and the expansion of Internet product offerings. The expectations are also subject to the impact of economic conditions in various geographic regions.

    Our expectations regarding growth in the networking, communications and wireless areas are subject to our ability to acquire businesses as well as to integrate and operate them successfully, and to grow new businesses internally.

    Our gross margin expectation for 2001 is uncertain at this time; however, during 2001, margin will be negatively affected by rising unit costs from the Pentium 4 processor ramp, related to the larger die size of that processor, and factory startup costs. We expect higher unit costs to be somewhat offset in the second half by increased production and a reduction in overhead costs per unit, assuming the economic situation improves. Our gross margin varies, depending on unit volumes, the mix of types and speeds of processors sold as well as the mix of microprocessors, related chipsets and motherboards, and purchased components. Various other factors—including yield issues associated with production at factories, ramp of new technologies, excess or shortage of manufacturing capacity and our ability to forecast demand and optimize the allocation of existing capacity across product lines, the reusability of factory equipment, insufficient or excess inventory, inventory obsolescence, variations in inventory valuation and mix of shipments of other semiconductor and non-semiconductor products—will also continue to affect cost of sales and the variability of gross margin percentages.

    Our primary goal is to get our advanced technology to the marketplace and at the same time increase gross margin dollars. Our plans to grow in non-microprocessor areas, particularly those areas that have the potential to expand networking and communications capabilities, are intended to increase gross margin dollars but may lower the gross margin percentage.

    We have expanded our semiconductor manufacturing and assembly and test capacity over the last few years, and we continue to plan capacity based on the assumed continued success of our strategy as well as the acceptance of our products in specific market segments. We expect that capital spending will increase to approximately $7.5 billion in 2001 from $6.7 billion in 2000. The increase is primarily a result of expected spending related to the development and ramp of next-generation 0.13-micron process technology and for 300-millimeter wafer manufacturing. If the market demand does not continue to grow and move rapidly toward higher performance products in the various market segments, revenues and gross margin may be adversely affected, manufacturing capacity could be under-utilized, and we may slow the rate of capital spending. Revenues and gross margin may also be affected if we do not add capacity fast enough to meet market demand. This spending plan is dependent upon expectations regarding production efficiencies and delivery times of various machinery and equipment, and construction schedules for new facilities. Depreciation for 2001 is expected to be approximately $4 billion, compared to $3.2 billion in 2000. Most of this increase would be included in cost of sales and research and development spending. Amortization of goodwill and other acquisition-related intangibles and costs is expected to be approximately $1.9 billion for 2001.

    The industry in which we operate is characterized by very short product life cycles, and our continued success is dependent on technological advances, including the development and implementation of new processes and new strategic products for specific market segments. Because we consider it imperative to maintain a strong research and development program, spending for research and development in 2001, excluding purchased in-process research and development, is expected to increase to approximately $4.2 billion from $3.9 billion in 2000. The higher spending is primarily for next-generation manufacturing technology and product development. We also intend to continue spending to promote our products and to increase the value of our product brands.

    In March 2001, we announced that we expect to reduce headcount by approximately 5,000 people over the remainder of 2001, predominantly through attrition. The planned reduction excludes any headcount additions from potential future acquisitions.

    Given the current equity market conditions, we do not expect the large gains we realized in 2000 on the Intel Capital strategic equity portfolio to recur in 2001. For the first quarter of 2001, we do not expect to realize any net gains on our equity investments. When calculating net gains, we include realized gains and losses on sales or exchanges of securities and any impairment losses that we may recognize.

    We currently expect our tax rate to be approximately 30.3% for 2001, excluding the impact of costs related to prior and any future acquisitions. This estimate is based on current tax law, the current estimate of earnings and the expected distribution of income among various tax jurisdictions, and is subject to change.

    During 1998, we established a team to address the issues raised by the introduction of the Single European Currency, the Euro, on January 1, 1999. The team is continuing to work on the conversion issues during the transition period through January 1, 2002. Our internal systems that were affected by the initial introduction of the Euro were made Euro capable without material system modification costs. Further internal systems changes are being made during the three-year transition phase in preparation for the ending of bilateral rates in January 2002 and the ultimate withdrawal of the legacy currencies thereafter. The costs of these changes are not expected to be material. The introduction of the Euro has not materially affected our foreign exchange and hedging activities, or our use of derivative instruments, and is not expected to result in any material increase in costs. While we will continue to evaluate the impact of the ongoing Euro conversion over time, based on currently available information, management does not believe that the Euro conversion will have a material adverse impact on our financial condition or overall trends in results of operations.

    We are currently party to various legal proceedings. Although litigation is subject to inherent uncertainties, management, including internal counsel, does not believe that the ultimate outcome of these legal proceedings will have a material adverse effect on our financial position or overall trends in results of operations. However, if an unfavorable ruling were to occur in any specific period, there exists the possibility of a material adverse impact on the results of operations of that period. Management believes, given our current liquidity and cash and investment balances, that even an adverse judgment would not have a material impact on cash and investments or liquidity.

    Our future results of operations and the other forward-looking statements contained in this outlook involve a number of risks and uncertainties—in particular the statements regarding our goals and strategies, expected product introductions, expectations regarding additional acquisitions, intentions regarding building new businesses around the Internet, the number of computers using Intel processors, gross margin and costs, capital spending, depreciation and amortization, research and development expenses, headcount reduction expectations, the tax rate, the conversion to the Euro and pending legal proceedings. In addition to the factors discussed above, among the other factors that could cause actual results to differ materially are the following: business and economic conditions and growth in the computing industry in various geographic regions; changes in end user demand due to use of the Internet; changes in customer order patterns; competitive factors such as rival chip architectures and manufacturing technologies, competing software-compatible microprocessors and acceptance of new products in specific market segments; pricing pressures; development and timing of the introduction of compelling software applications; continued success in technological advances, including development and implementation of new processes and strategic products for specific market segments; execution of the manufacturing ramp, including the ramp of the Pentium 4 processor; the ability to grow new networking, communications, wireless and other Internet-related businesses and successfully integrate and operate any acquired businesses; impact of events outside the United States, such as the business impact of fluctuating currency rates or unrest or political instability in a locale, such as unrest in Israel; unanticipated costs or other adverse effects associated with processors and other products containing errata (deviations from published specifications); and litigation involving antitrust, intellectual property, consumer and other issues.

    We believe that we have the product offerings, facilities, personnel, and competitive and financial resources for continued business success, but future revenues, costs, margins and profits are all influenced by a number of factors, including those discussed above, all of which are inherently difficult to forecast.